Exhibit 3 - Annual and Interim Financial Statements, Management Discussion and Analysis and Certifications

Document No.	Date of Document	Title of Document

3.1	Undated (filed July 6, 2006)	Annual Report 2005

3.2	February 3, 2006	Notice of change of auditor

3.3	February 3, 2006	Letter from successor Auditor (Deloitte & Touche LLP)

3.4	February 6, 2006	Letter from former Auditor (BDO Dunwoody LLP)

3.5	Undated (Auditor’s report dated April 17, 2006)	Audited Consolidated Financial Statements for the years ended December 31, 2005 and December 31, 2004 together with Auditors’ Report dated April 17, 2006

3.6	April 28, 2006	Management Discussion & Analysis for the year ended December 31, 2005

3.7	May 1, 2006	Form 52-109F1 - Certification of Annual Filings - CEO

3.8	May 1, 2006	Form 52-109F1 - Certification of Annual Filings - Vice President, Investor Relations

3.9	Undated (filed May 30, 2006)	Unaudited Consolidated Interim Financial Statements for the three months ended March 31, 2006 and 2005

3.10	May 28, 2006	Management Discussion & Analysis for the period ended March 31, 2006

3.11	May 30, 2006	Form 52-109F2 - Certification of Interim Filings - CEO

3.12	May 30, 2006	Form 52-109F2 - Certification of Interim Filings - Vice President, Investor Relations

3.13	Undated (filed August 17, 2006)	Unaudited Consolidated Interim Financial Statements for the six months ended June 30, 2006 and 2005

3.14	August 16, 2006	Management Discussion & Analysis for the period ended June 30, 2006

3.15	August 16, 2006	Form 52-109F2 - Certification of Interim Filings - CEO

3.16	August 16, 2006	Form 52-109F2 - Certification of Interim Filings - Vice President, Investor Relations

3.17	Undated (filed November 20, 2006)	Unaudited Consolidated Interim Financial Statements for the nine months ended September 30, 2006 and 2005

3.18	November 16, 2006	Management Discussion & Analysis for the period ended September 30, 2006

3.19	November 16, 2006	Form 52-109F2 - Certification of Interim Filings - CEO

3.20	November 16, 2006	Form 52-109F2 - Certification of Interim Filings - CFO

3.21	Undated (Filed April 16, 2007)	Audited Consolidated Financial Statements for the years ended December 31, 2006 and December 31, 2005 together with Auditors’ Report dated March 26, 2007

3.22	March 29, 2007	Management Discussion & Analysis for the year ended December 31, 2006

3.23	April 16, 2007	Form 52-109F1 - Certification of Annual Filings - CEO

3.24	April 16, 2007	Form 52-109F1 - Certification of Annual Filings — CFO

3.25	April 16, 2007	Audited Consolidated Financial Statements for the years ended December 31, 2006 and 2005 with US GAAP Reconciliation

Annual Report 2005

Growth

Company Profile

Century Mining is a Canadian-based gold mining company with estimated production from its Sigma Mine of approximately 90,000 ounces at a cash cost of approximately US$325 to US$350 an ounce in 2006.

The Company’s principal assets include:

•                  The Sigma Open Pit Gold Mine and the Sigma and Lamaque underground gold mines plus six exploration properties contiguous with the mine located in Val d’Or Québec.

•                  The San Juan Gold Mine, Arequipa Province, Peru. Century intends to refurbish the mine and 700 tonne per day mill in 2006 with the objective of producing 36,000 ounces of gold per year.

•                  The Golden Champune, Santa Clarita, Erika and Lily gold and base metal prospects on the San Juan Mine claims are Century’s highest profile exploration targets and have the potential to host a large heap leach gold deposit and a porphyry copper deposit.

•                  The Colina Dorada claims are grassroots exploration properties in Piura Province, Peru with potential for gold deposits.

•                  The Treadwell Gold Mine with past production of 3.2 million ounces and eight other exploration properties on the Juneau Gold Belt in Alaska.

•                  The Carolin Gold Mine, east of Hope, BC, is a past gold producer.

•                  The Crestarum Gold Mine and the Northbelt Property, Yellowknife, NT

Our corporate strategy is to build a major gold mining company, principally through the acquisition of profitable gold producers and advanced development projects.

The Company’s shares are listed for trading on the TSX Venture Exchange under the symbol CMM.

At May 5, 2006 the Company had 107,494,242 common shares issued and outstanding and 129,009,654 shares on a fully diluted basis, assuming exercise of all warrants and options, and conversion of all convertible debentures.

Forward-Looking Statements

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Exchange Act of 1933 and as amended in Section 27E of the 1934 Act.

Highlights Strategic Highlights

2005

2005 Achievements

Sigma Mine

Completed a 250,000 tonne bulk sample in May 2005.

Commenced commercial gold production on May 25.

Produced 45,158 ounces of gold at a cash cost of US$410 an ounce since commencement of commercial production.

Filed independent estimate of reserves and resources compliant to NI 43-101 standards of disclosure.

Carolin Mine

Initiated environmental cleanup, including removal of portions of the mill building.

Northbelt Property

Purchased the Northbelt mining leases and Crestaurum Mine from receiver.

Subsequent Events

Commenced work on the Lamaque underground mine which has the potential to add up to 50,000 ounces of gold per year to the production at the Sigma Mine.

Incorporated a wholly owned Peruvian subsidiary, Century Mining Peru S.A.C.

Opened an office in Lima, Peru.

Acquired the 5,000 hectare Colina Dorada mining claims in the district of Piura, Peru.

Acquired 60% of San Juan Gold Mines S.A.A. which has historical resources* of 4.4 million tonnes at a grade of 8.68 g/t gold containing 1.23 million ounces of gold. There are a large number of unmined veins at the San Juan Mine and there are indications on the property of bulk mineable deposits.

*Non NI 43-101 Compliant

2006

2006 Objectives

Sigma Mine

Produce 90,000 ounces of gold at a cash cost of US$325 to US$350 an ounce.

Develop the Lamaque underground mine to supplement the Sigma open pit ore at an annual rate of 50,000 ounces starting at 5,000 ounces of gold in 2006.

San Juan Gold Mine

Refurbish the San Juan Mine and Mill to restore production to 36,000 ounces per year.

Complete geochemical sampling and geology of the property followed by diamond drilling.

Carolin Mine

A $300,000 exploration program is proposed for Carolin in 2006.

Northbelt and Juneau Properties

Joint venture or vend these properties.

Century Mining Corporation Annual Report 2005

Summary

Summary of Results

Consolidated Production, Reserves and Financial Data

2005
Commercial Production
Ore Milled (tonnes commercial production)	940,000
Recovered Gold (ounce)	45,152
Cash cost (US$ per ounce)	410
Total cost (US$ per ounce)	462
Exchange rate average	1.21C$/US$

Financial Results (C$)
Revenue	24,567,529
Income from operations	1,777,750
Net loss	9,226,378
Operating cash flow	4,943,168
Additions to property, plant & equipment	12,422,223

Financial Position (C$)
Cash and short-term investments	808,896
Working capital deficiency	8,511,024
Total assets	57,106,214
Shareholders equity	11,393,896

Per Share Data (C$)
Loss	0.22
Operating cash flow	0.12
Common shares outstanding	56,385,179
Weighted average common shares	41,170,163

2005 Year End Reserve

Probable	Tonnes	Grade g/t Au	Contained Gold Oz
Open Pit	12,460,516	1.98	742,128
Open Pit Low Grade	2,178,486	0.55	38,380
Total Open Pit	14,639,002	1.77	830,500

* for complete table of reserves and resources, see page 9.

Century Minig Corporation Annual Report 2005

Shareholders

Letter to Shareholders

Margaret M. Kent, Chairman, President & CEO

Dear Fellow Shareholders:

I am pleased to report a number of positive developments during the last year and a quarter. In 2005, we achieved our major objective of becoming a gold producer when we commenced commercial production at the Sigma Mine on May 25. The mine produced 45,152 ounces of gold at a cash cost of US$410 an ounce in 2005 since commercial production, as well as 9,638 ounces from the prior bulk sample program.

In the first quarter of this year, we have taken some major initiatives to expand the Company into Peru by establishing a subsidiary company and acquiring a 60% interest in a dormant gold mining company, where we expect to return the mine to production at an annualized rate of 36,000 ounces of gold at the end of this year. We have also acquired other mineral concessions and mining claims in Peru.

Also in the first quarter, we have reduced long-term debt on the balance sheet by converting all outstanding convertible debentures to shares. This will give us much more flexibility to finance future growth.

Positive cash flow at Sigma Mine

On May 25, 2005 we commenced commercial production at the Sigma Mine after completing the bulk sample program that started in February. The operating and technical challenges we faced in the first few months were mitigated to a large extent by the highest gold prices in the last 25 years. As a result, the mine generated positive cash flow in the third and fourth quarters of the year.

High commodity prices in all the resource industries have led to other challenges for most companies in all sectors, whether it be gold, base metals or industrial minerals. High prices for steel, oil, spare parts and consumables resulted in higher operating costs than we had budgeted for, and with demand for goods and services far exceeding supply there remains a critical shortage of spare parts and consumables. These factors led to a delay in starting up the Sigma Mine and a lower-than-budgeted operating performance, and still have an impact on ongoing operations at the mine. For these reasons, we fell short of our original production forecast of 70,000 ounces of gold in 2005.

The delivery of four new 100-ton haul trucks this coming June and July will improve the availability and productivity of the mining equipment significantly and should ensure that we remove sufficient waste to expose new ore blocks so that we meet our production target of 90,000 ounces of gold this year.

Operating Results

In 2005, our first year of mining operations, the Company recorded an operating profit of $1,777,750 from revenues of $24,567,529. After deducting corporate overhead, exploration and other expenses, there was a net loss of $9,226,378, or $0.22 a share. Prior to the commencement of commercial production at the Sigma Mine on May 25, all mine expenses, net of revenues from gold sales of 9,638 ounces from the bulk sample program, were capitalized.

Refinancing the balance sheet

The Company funded its acquisition of the Sigma-Lamaque assets out of a receivership in September 2004 mainly by assuming the existing long-term debt and other liabilities of the previous owner, and by issuing a significant amount of new debt. We assumed a note of $13.5 million from Investissement Québec (IQ) and then deferred all interest payments on the principal throughout the year. The Company also issued $8.5 million principal amount of 10% Convertible Debentures. This amount increased to $11.35 million in 2005 after the Company issued a further $2.85 million of Convertible Debentures for working capital purposes. All interest and fees on all the Convertible Debentures throughout the year were paid by issuing shares.

As a result, our balance sheet was highly levered, which added financial risk to the normal operating risk during the startup of a mine. On the other hand, the number of shares we would have had to issue to acquire these assets would have been exceedingly high given the share price at the time had we financed the acquisition solely by issuing equity.

Debt Repayment a Priority

A priority in the first quarter of this year has been to repay all debt, or as a minimum to refinance the balance sheet on more attractive terms. I am pleased to report that in March, after we forced conversion, all the outstanding Convertible Debentures were converted into shares following several partial conversions during the previous few months. The resulting capital structure of the Company will be highly favorable given our asset base and early stage of growth. A stronger balance sheet will give us much more flexibility to finance future growth.

Exploration and Development

Due to limited funds, we have focused our exploration and development efforts at the Sigma-Lamaque Complex. This is where we will obtain the quickest and highest return on our expenditures by developing reserves and resources that can be brought into production in the short to medium term. We have already commenced a major program to reopen the Lamaque underground mine where significantly higher grade feed than in the Sigma pit will have an positive impact on increasing production and reducing operating costs.

Receiving the Key to Val d’Or from Mayor Fernand Trahan

Last year we commenced exploration and development, which was financed with flow through funds, on some of the properties we acquired that are adjacent to the Sigma mill. These properties are all within economic trucking distance of the mill. Ore from the Lamaque open pit has already been processed in the mill.

In 2005 we completed the compilation of previous

exploration and production data at the dormant Carolin Mine in British Columbia. We have not yet commenced a drilling program due to lack of funds, but have budgeted $300,000 to be spent on exploration and development this year. We completed an obligation for environmental clean up at the mine site.

Similarly, we have not had funds to carry out any exploration on the Juneau properties in Alaska. We are considering selling or joint venturing these properties to companies that have the financial resources to advance the properties and where there is a strategic fit with their business model. We are also considering vending these properties into a new exploration company.

We plan to carry out exploration and development on the properties we have recently acquired in Peru where we believe there are superior opportunities to grow the Company and increase shareholder value in the long term.

Strengthening Our Management Team

One of the challenges we have faced over the last year has been to build our management and technical teams, both in the head office and at the Sigma Mine. A high level of business activity in all the resource industries has led to a dearth of well-qualified and experienced professionals. This “buyers market” has resulted in an increase in recruiting and salary costs as we have had to compete aggressively for personnel with other companies. On a positive note, we have found it easier to recruit people at all levels since the Sigma Mine started generating positive cash flow and we announced acquisitions that create new opportunities as we commence our aggressive growth plans.

Market is Now Recognizing the Value of the Company

The legacy we inherited from the failure of the previous owner to operate the Sigma-Lamaque assets profitably, as well as our highly levered balance sheet, resulted in the Company being significantly undervalued in the market compared to our industry peers given our asset base and improving operating results. At the same time, we issued shares to satisfy most non-operating financial obligations related to this acquisition and to conserve cash, which resulted in dilution of shareholders’ equity. The combination of all these factors resulted in a stagnant share price for most of last year, although the market capitalization of the Company increased, and a disappointment for many investors who were looking for short-term capital gains in a rising gold market.

r to l: Roberto Vásquez de Velasco, Senior Trade Commissioner of Peru; Margaret Kent; Fernand Trahan, Mayor of Val d’Or; Antero Flores-Araoz E., Abogado; Jorge Merino Tafur, Coordinador Tecnico Sectorial, Prolversión

The rising gold price, at the same time as we are reducing operating costs through higher operating efficiencies after overcoming most of the initial start-up problems, has enabled the Sigma Mine to generate an operating profit.

The market is now beginning to recognize our steadily improving operating performance and growth prospects as evidenced by a sharp increase in the value of the Company. This year our share price has increased over four-fold from the closing price of $0.39 a share at the end of 2005, and average daily trading volumes frequently exceed one million shares. This increased liquidity has already attracted the attention of institutional investors who acknowledge the track record and ability of the management team to build long-term shareholder value by acquiring assets at a significant discount to typical market multiples.

Future growth and sustainability of current operations

We are planning our future growth in two highly prospective regions.

We have a strong asset base in Québec where there are opportunities for into reserves should ensure longevity of the Sigma-Lamaque Complex given the known geology of the Abitibi Gold Belt and its prolific production history and future potential.

We are also focusing on Peru for our future growth. We took some major initiatives this year when we acquired a dormant gold mine and other concessions. There are many on the significantly improved operating performance of the Sigma Mine; a stronger balance sheet; and superior opportunities for growth in Québec and Peru.

In conclusion, I would like to thank all of our stakeholders for their continuing support and confidence in our management team as we have largely overcome the start-up challenges at the Sigma Mine.

a strong asset base where there are superior opportunities for growth of the Company organic growth at our Val d’Or operations from future exploration and development, and also from consolidation of other mining operations and advanced development projects where there are synergies with our current operations.

An independent NI 43-101 technical report last November established that the present ore reserve of 830,500 ounces of gold will sustain operations for approximately 10 years at current production levels. Development of total resources of four million ounces of gold untapped opportunities in Peru where we believe we can acquire ounces of gold in resources at lower valuations than in North America.

Our management team has established a niche and a reputation in the mining industry for its ability to identify, evaluate, structure and negotiate deals on highly attractive terms that should create superior shareholder value in the long term.

Outlook

We believe the outlook for our Company is excellent based  Our Company is fortunate to have an experienced Board of Directors, and a dedicated and talented management team and workforce who believe in the future success and prospects of the Company.

On behalf of the Board of Directors.

“Margaret M. Kent”

Chairman, President & CEO

Sigma Gold Pour

Sigma-Lamaque Complex

Sigma-Lamaque

Sigma-Lamaque Complex Quebec

Production

In 2004 Century Mining acquired the Sigma-Lamaque mine in Val d’Or, Québec and successfully returned the Sigma Mine to production in 2005. The Sigma-Lamaque Complex contains 809.5 hectares held under five mining concessions and 11 mining claims. The Complex is located in Bourlamaque Township and forms the eastern boundary of the town of Val d’Or.

The Sigma-Lamaque Complex consists of the Sigma and Lamaque underground mines and the Sigma open pit plus a 5,000 tonne per day mill. Prior to Century’s acquisition of the Complex over nine million ounces of gold had been produced from the underground mining which commenced in the mid 1930’s. The two underground mines operated on this single large orebody and produced respectively, 24.8 million tonnes at a grade of 5.48 g/t (0.16opt) gold for a total of 4.4 million ounces at the Sigma Mine and 24.2 million tonnes at a grade of 5.81 g/t (0.17opt) gold for a total of 4.55 million ounces at the Lamaque Mine.

In 2002 the Sigma-Lamaque Limited Partnership invested $34.3 million in a redevelopment program which involved the development of a large scale open pit mine over the Sigma under-

The Sigma Open Pit with the city of Val d’Or in the distance.

Sigma Open Pit Mine

2005 Year-End Reserve and Resource Statement - December 31, 2005

Category	Tonnes	Grade g/t Au	Contained Oz Gold

Sigma Open Pit Mineral Reserve Estimate
Probable	12,460,516	1.98	792,128
Probable (Low Grade)	2,178,486	0.54	38,380
Total	14,639,002	1.76	830,508

Sigma Open Pit Resources
Measured	2,173,100	2.24	156,500
Indicated	2,322,500	2.15	160,500
Total	4,495,600	2.19	317,000

Inferred	14,296,900	1.91	875,700

Lamaque Open Pit Resources (cutoff grade 0.5g/t)
Indicated	695,000	2.29	51,000
Inferred	490,000	1.88	30,000

Underground Resources at Sigma-Lamaque (cutoff grade undefined)
Measured	772,000	5.36	133,000
Indicated	3,151,000	4.91	497,000
Total	3,923,000	4.99	630,000

Inferred	10,101,000	5.26	1,708,000

ground mine. This included the expansion of the Sigma mill to 5,000 tonnes per day and prestripping work to develop the pit. Open pit mining commenced in February 2003 and ceased in the fall of 2003 due to the previous owner’s financial problems. Century Mining acquired the assets in the fall of 2004 and completed an NI 43-101 report on the mine, which downgraded the reserves to a resource and recommended a bulk sample be taken to confirm the grade and tonnage prior to re-instating the resource to a reserve category.

Century Mining restarted the mine in 2005 with a bulk sample of 250,000 tonnes which con-firmed the mine tonnage and grade expected. Commercial production began in May of 2005. A new NI 43-101 report was completed in November of 2005, which reinstated the open pit reserves. The reserves and resources as of year-end 2005 are listed in the accompanying reserve table.

Operations

The Sigma Mine faced numerous technical, personnel and supply shortages during startup in 2005. The lack of availability of a good truck fleet was probably the most serious as it has driven up maintenance costs and affected the mining through low availability. Century has countered this by purchasing 4 new trucks that will be delivered in mid 2006. This will reduce the maintenance costs and allow the timely removal of the waste from the pit thereby increasing productivity and ore fed to the 5,000 tonnes per day mill.

Other adverse factors have been the increased price of fuel and the decrease in the exchange rate of the Canadian dollar.

Fortunately the price of gold has also increased substantially and the mine generated positive cash flow in the last two quarters of the year.

Loading balls into SAG Mill

Production Summary 2005

Production 2005: 54,790 ounces of gold (including bulk sample)

Cash cost per ounce gold: US$410

Estimated production for 2006: 90,000 ounces at US$325 to US$350 an ounce

Sigma-Lamaque Complex

Growth

Growth Through Development

Development

The Sigma-Lamaque Complex is the largest group of shear zone related quartz-tourmaline vein deposits located on the Cadillac Tectonic Zone. The auriferous network extends over an area of approximately 2km. by 1.5 km and extends to a depth of over 1.8 km. The shear and extensional vein system at Sigma-Lamaque is developed within feldspar porphyry dykes and tonalitic plugs. The Sigma mine was developed mainly on extensional veins within the porphyritic dykes while the Lamaque Mine was developed on several small plugs.

Growth at Sigma will focus on developing existing underground resources at a rate of up to 1,000 tonnes per day at a grade of 5 grams per tonne. No mill development will be required to facilitate milling of this additional ore as the Sigma 5000 tonne per day processing plant has an additional ball mill that is currently not in use and production can be expanded to 6000 tonnes per day by putting it on stream. The additional ore could be processed without having to displace any of the current open pit ore and would not require further capital to increase mill capacity.

Underground Lamaque Target	Tonnes	Grade g/t	Ounces

1. Decline West 72C Vein	18,000	17.0	10,700
2. Decline East 72B Vein	18,000	11.0	7,000
3. Lamaque #2 Mine 15-30 Level	790,000	5.0	115,000
4. #46 Vein Upper Gap	205,900	5.2	32,000
5. #46 Vein Lower Gap	715,000	3.8	79,000
6. West Plug 23-40 Level*	2,900,000	5.0	423,000
7. East Plug below 36 Level*	1,092,000	4.4	132,000
8. Boundary Sigma/Lamaque*	900,000	5.0	131,000
9. Main plug below 24 Level	3,600,000	5.0	525,000
10. #44 and #46 Veins Deep Sector	382,000	4.4	49,000
11. #46 Vein Crown Pillar	486,000	5.3	75,000
12. #46 M Breccia East of 6600	900,000	5.0	130,000
13. H Vein	95,500	5.0	14,000

* Off section not shown on section from Cormier, Ste-Croix & Armstrong, 1996 Placer-Dome internal Report

The Lamaque underground mine has the potential to add Sigma-Lamaque Complex Growth 50,000 ounces a year to the Sigma production to bring the total to 140,000 ounces per year.

Exploration

Sigma has exploration properties contiguous with the east side of the mine having excellent intersections that could be developed into satellite mines and milled at Sigma. No exploration is planned on these properties in 2006 as exploration expenditures will be focused on the Lamaque underground program.

Sigma lies at the centre of the Val d’Or gold camp. There are abundant gold properties being explored within a 60km trucking distance of Sigma that could also ship ore to the Sigma mill.

Sigma and Lamaque have significant underground resources which Century plans to develop in 2006.

Exploration Intersections

Central Diorite	50.7 g/t Au over 0.6 m
South Diorite	108.3 g/t Au over 1.7 m
Lac Langlade	21.3 g/t Au over 1.2 m
Auric West	55.8 g/t Au over 0.6 m

Peru

Alex Vidaurre Otayza
President
Century Mining Peru

Expansion into Peru

Century Mining has established a Peruvian subsidiary (Century Mining Peru S.A.C.) and operates out of an office in Miraflores, Lima. Century was attracted to Peru because of its natural resources and strong support for the mining industry. Numerous opportunities exist in Peru for acquisitions or joint ventures, as well as prospective areas open to grassroots exploration.

Peru is one of the most richly mineralized regions in the world and has a long history of mining dating back to pre-Columbian times. The country currently hosts some of the largest and lowest cost precious and base-metal mines in the world, including Alta Chicama, Yanacocha and Antamina.

San Juan de Chorunga Mine

Century Peru has signed an agreement to purchase a 60% controlling interest in San Juan Gold Mines S.A.A. and a 60% interest in the Minera Chorunga S.A.A. which own the San Juan de Chorunga Gold Mine. The mine is located 80 kilometers inland from the mouth of the Ocona River and the city of Camana in Arequipa Province.

The property consists of approximately 16,000 hectares covering intrusive rocks of the Coastal Batholith and Tertiary volcanic rocks equivalent to those that host some of the large epithermal gold and copper-gold deposits of Peru.

The San Juan de Chorunga Mine and 500 tonne per day mill are currently operating on a minimal production status. The operation produced as much as 36,000 ounces a year in the 1980’s. The mill has sufficient equipment on site to increase the throughput to 700 tonnes per day. The conventional Merrill-Crowe /CIP circuit mill is permitted for 700 tonnes per day. Approximately 50% of the gold is easily recovered by gravity methods.

The mine is currently producing 12,000 ounces of gold per year and operating at 150 tonnes per day from a series of mesothermal pyritegold veins in late Paleozoic granodiorites of the Coastal Batholith. The veins average 1.5 meters in thickness, extend for up to three kilometers in length, and at least one kilometer in depth. To date 35 separate veins have been identified on the

Peru

property, while only two have been exploited to any significant degree.

In addition to the vein systems, the property also hosts several Tertiary epithermal prospects in the overlying volcanic rocks. Veins and breccias, hydrothermal alteration zones, and mineralized stockworks with significant assays have been encountered, each with the potential for the development of large, openpit deposits. These prospects include the Santa Clarita, the Golden Champune, the Lily and Erika showings.

Golden Champune Prospect

The Golden Champune prospect is a gold bearing limonitic stockwork, developed within a tonalitic intrusive 3.5 kilometers from the San Juan mine, which has the potential to be a major heap leach gold deposit. Sampling, by San Juan Gold Mines, of a road cut through the stockwork returned gold values ranging from 1.5 to 3 g/t. San Juan Gold Mines has estimated the potential tonnage of the stockwork to be 185 million tonnes, however, there has been no drilling or sampling to date to determine if this entire volume of rock is gold bearing.

Santa Clarita Prospect

The Santa Clarita prospect is a zone of hydothermal alteration near the Choclón fault, six kilometers from the San Juan Mine. The zone extends for seven kilometers and consists of clastic sediments which host iron oxide layers up to 10 meters thick containing quartz veins with visible gold.

Peru

Growth Through Acquisition

Erika Prospect

The Erika prospect is located 10 kilometers southeast of the San Juan Mine and has the potential to be a significant copper-gold-silver deposit. Copper, gold and silver values are hosted by a granodiorite intrusive and the clastic sediments that abut it.

Lily Prospect

The Lily prospect is situated 15 kilometers southwest of the San Juan Mine and consists of gold-silver quartz veins in clastic sandstones and quartzites. Gold is found in oxidized fractures and partings in sandstones of medium grain size.

Property Exploration

The 16.3 square kilometer San Juan property has had no systematic exploration to date and the company plans to commence a systematic exploration program immediately including geochemical sampling, trenching, and geophysical and geologic surveying of this large mineralized area. This work will delineate targets for drilling, potentially in the latter part of 2006.

Peru

The Colina Dorada Property

Century Mining Peru has acquired the 5,000 hectare Colina Dorada grassroots exploration project in the District of Piura, adjacent to Peru’s northern border with Ecuador. The property lies within the trend of a recentlyrecognized Copper-Gold Belt that extends southward from Ecuador.

The Colina Dorada property is characterized by hydrothermally-altered bimodal volcanics, volcaniclastics, and minor sediments of Early Cretaceous age intruded by Late Cretaceous tonalites, dacites, and granodiorites. The mineralization in the area consists of broad areas of patchy propylitic alteration containing low-sulfur epithermal veins, shears, and stockworks. Many weathered veins and shears in the area are being worked by informal miners for their content of visible gold. Century intends to complete a geochemical sampling program on this property in 2006.

La Balleta used to mill gold ore

Carolin Mine

Carolin Mine British Columbia

Growth Through Exploration

Exploration potential is excellent at the Carolin Mine which has a resource of 1.2 million tonnes at a grade of of 0.12 ounces per tonne. In addition the Carolin tailings have been the subject of a study which showed that the tailings could be reprocessed to recover up to 30,000 ounces of gold. The tailings, once processed could be used as cemented backfill to allow the current stopes to be filled and the pillars to be recovered adding to the overall resource. Previous exploration extended a drift north of the mine workings along the strike. Drilling from this heading returned intersections of 29.5 ft. @ 0.33 opt Au and 49 ft. @ 0.15 opt Au.

The Carolin Mine has a 4 kilometer long geochemical anomaly on surface extending from the mine entrance to the McMaster area where there is a potential open pit deposit that has wide spaced drilling. The Carolin Mine is a California mother lode style of deposit and, similar to those deposits, occurs adjacent to a serpentinite filled fault.

In California, gold is often found in rich pods within the serpentinite. No prior exploration at the Carolin Mine has targeted this possible gold source.

Subsequent to year end, Century in conjunction with Tamerlane Ventures Inc., purchased the property from Athabaska Gold Resources Ltd. and have agreed to form a 70/30 joint venture on the property with Century as the operator. Century retains the option to purchase the remaining 30% of the property.

Century Mining Corporation Annual Report 2005

Juneau Gold Projects

Juneau Gold Projects Alaska

The Juneau Gold Belt has produced 6.1 million ounces of gold to date from the Treadwell Mine and the AJ Mine. There are abundant remaining resources on the Juneau Gold Belt with the Kensington Mine being developed by Coeur d’Alene Mines and the 5 million ounces of resources that were outlined in the AJ Mine. The fact that the Treadwell Mine has excellent potential to outline further resources was demonstrated by a 1990 drill hole completed by Echo Bay Mines Ltd. that intersected 187 feet of 0.101 ounces of gold per ton 1,300 feet below the old mine workings.

Growth Through Exploration

Century controls the down plunge extent of the Treadwell Mine and eight other gold showings on the Juneau Gold Belt as shown in the map below.

Century is considering divestiture of the Juneau properties, which are currently available for option or joint venture.

Century Mining Corporation Annual Report 2005

Northbelt Property

The Northbelt Property is contiguous with the north end of the Giant Mine and covers 15 kilometers of strike length along the volcanic belt that contains the Con and Giant Mines, each of which produced 6,000,000 ounces of gold. The Discovery Mine, Ormsby mine and Nicholas Lake Mine are also located on this volcanic belt. The claims were purchased by Century in late 2005.

The claims contain the Crestarurm deposit, which has been tested in the past by a shaft and exploartion drifts. In addition the claims have a large base metal showing at the north end of the claim group that contains several concordent zinc rich zones within the host volcanic stratigraphy. The mineralization is persistent both on strike and dip for considerable distances. The property also contains multiple gold showings and has the potential to host a porphyry gold system.

Growth Through Exploration

Century Mining Corporation Annual Report 2005

Environment

We are committed to managing our operations in a responsible manner with respect to the environment, health and safety, and community relations to ensure the sustainable development of resources.

Management systems to address risks, pollution prevention, environment, health and safety and energy efficiency have been established and regular audits are performed to ensure compliance with regulations and to provide continuous improvement. Management reports to the Company’s board of directors on a quarterly basis on the status of environmental matters, health and safety and community relations.

The close proximity of the Sigma open pit mine and milling operations to the residential areas of the city of Val d’Or has necessitated that special care be taken in mining. The use of blasting mats was necessary in the upper benches of the pit to avoid fly-rock. In spite of this care two incidents of flyrock did occur and as a result special blasting procedures where emplaced to ensure the proper loading and drilling of blast holes to minimize fly rock. Vibration during blasting is continually monitored by seismographs located in the neighbourhood to ensure that blast induced vibration is kept below an agreed level mandated by the government.

Effluent from the tailings pond was examined by an independent laboratory and shown to meet government mandated standards prior to discharge to the environment. Discharge to the environment was carried out over a period from September 22 to October 12.

In 2005 it was necessary to raise the height of the tailings pond and governmental approval was given in October and the project was finished by December.

We will maintain a dialogue with the various communities of interest in a transparent manner to anticipate and address relevant issues of sustainability and will ensure that all our activities are conducted in a responsible and ethical manner.

MD & A

Management’s Discussion and Analysis

The following management’s discussion and analysis (MD&A) should be read in conjunction with the consolidated financial statements and related notes. All dollar amounts are stated in Canadian dollars unless otherwise stated. This discussion is based on information available to April 28, 2006.

Overview

Century Mining Corporation is a Canadian-based gold producer with operations in Val d’Or, Québec. In September 2004, the Company completed the acquisition of the Sigma – Lamaque Complex from the trustee of the Sigma – Lamaque Limited Partnership. The Company commenced commercial gold production at the Sigma Mine on May 25, 2005 after completing the mining and processing of a 250,000 tonne bulk sample.

The Company is also engaged in the exploration, development and acquisition of mineral properties and mining assets with a focus on gold and precious metals. In September 2004, the Company acquired an option to purchase a 70% interest in the dormant Carolin gold mine in British Columbia. The Company also has interests in nine exploration properties on the Juneau Gold Belt in Alaska.

In March 2006, the Company incorporated Century Mining Peru S.A.C. based in Lima and announced that it has reached an agreement with the owners and secured creditor to purchase 60% controlling interest in San Juan Gold Mines S.A.A., and 60% interest in Minera Chorunga S.A.A. On April 28, 2006 the Company completed the purchase from Banco Wiese Sudameris of US$9.9 million of debt securing the majority of the mining concessions owned by San Juan Gold Mines S.A.A. and Minera Chorunga S.A.A. for US$2.5 million. The closing of this transaction is subject to regulatory approvals and finalizing of documentation.

Century’s shares trade on the TSX Venture Exchange under the symbol CMM.

Results of Operations

Pursuant to completing a bulk sample program, the Sigma Mine commenced commercial gold production on May 25, 2005. The increases in revenues and expenses from 2004 to 2005 reflect the Company’s growth from exploration and development to production. There was no revenue from mining operations in 2004.

In the year ended December 31, 2005 the Company reported an operating profit from mining operations, before royalty expenses and depreciation, amortization and accretion, of $1,777,747 (2004 – expenses of $73,747) from revenues of $24,183,331 at the Sigma Mine. Expenses incurred in the mining operations were $22,405,584. Prior to May 25 operating costs were capitalized and netted against revenues from gold produced during the bulk sample program. Geological fees and other revenue was $384,198 in 2005 (2004 - $83,221). In 2005, total revenues were $24,567,529 (2004 - $83,221).

For the year ended December 31, 2005 the Company reported a net loss of $9,226,378, or $0.22 per share, compared to a net loss of $1,963,393, or $0.15 per share in the prior year. The increase in net loss of $7,262,985 reflects costs and expenses incurred in bringing the Sigma Mine into commercial production, including higher corporate administration expenses; depreciation amortization and accretion; the financing costs incurred in 2005 associated with funding the Sigma-Lamaque acquisition in 2004; funding working capital requirements for the mine in 2005; unrealized losses on derivative contracts and a non-operating loss on foreign exchange.

The following table shows a comparison of expenses for the years ended December31, 2005 and 2004.

Expenses	2005	2004
Mining operations	$22,405,584	$73,747
Operating royalties	536,226	—
Depreciation, amortization and accretion	2,327,492	65,160
Amortization on deferred finance fees	909,780	61,500
Accretion on convertible debentures	1,040,000	200,875
Corporate administration	2,272,575	1,460,802
Interest on long-term debt	918,398	68,679
Interest and fees on convertible debentures	2,020,179	523,263
Stock based compensation	622,100	451,150
Total expenses	$33,052,334	$2,905,176

In 2005, expenses of $22,405,584 at the Sigma Mine accounted for 68% of total expenses of $33,052,335 before other items.

In 2005, the Company recorded production royalty expenses of $648,165 (Note 6) of which $65,038 was paid in cash and $583,127 was recorded as a non-cash obligation. Out of the total of $648,165, the Company capitalized $111,939 during the bulk sample pre-production period, and recorded $536,226 (2004 - $Nil) as a direct royalty expense.

Depreciation, amortization and accretion expenses were $2,327,492 in 2005 (2004 - $65,160), the majority of which related to accumulated amortization on equipment, mining and plant equipment.

In 2005, certain cost items incurred prior to the commencement of commercial production were deferred. Amortization on deferred finance fees was $909,780 (2004 - $61,500).

In 2004, the Company issued $8.50 million of 10% Convertible Debentures to finance, in part, the acquisition of the Sigma-Lamaque Complex, and in 2005 issued a further $2.85 million of 10% Convertible Debentures to provide working capital for the Sigma Mine. The maturity date is December 31, 2006 on both issuances. The fair value of the conversion option associated with the Convertible Debentures is recorded as equity portion in shareholders’ equity on the balance sheet (Note 10) while the accretion on the debentures is charged to earnings ratably to maturity. In 2005, the accretion charge was $1,040,000 (2004 - $200,875). In March of 2006 the Company redeemed the outstanding balance of the Convertible Debentures after several partial conversions by the debenture holders.

In 2005, corporate administration expenses of $2,272,575 (2004 - $1,460,802) reflected the higher level of head office activity associated with bringing the Sigma Mine into commercial production, including salaries and benefits at higher staffing levels, as well as increased travel and accommodation expenses. In addition, the Company pursued the search for and evaluation of acquisition opportunities to grow the Company.

In 2005, equity and debt financings provided working capital and resulted in higher financing charges and interest expenses compared to the previous year. In 2005, interest on long-term debt, which was deferred, was $918,398 (2004 - $68,679). The Company elected to pay interest and fees on convertible debentures in shares rather than cash (Note 10), which amounted to $1,734,205 and the withholding tax was paid in part in cash with the balance being accrued. The total amount expensed was $2,020,179 in 2005 (2004 - $523,263).

In 2005 stock-based compensation expenses were $622,100 (2004 - $451,150).

Other items in 2005 included unrealized losses on derivative contracts of $1,293,463 (2004 - $Nil) and a foreign exchange loss of $136,185 (2004 – gain of $27,542). In 2005, the Company recorded a future income tax recovery of $688,075 (2004 - $831,020).

Summary of Annual Results

The following table summarizes the Company’s operating results for each of the last three fiscal years:

		Long-term			Net loss
Period	Total assets	liabilities	Revenue	Net loss	per share (1)
2005	$57,106,214	$16,574,641	$24,567,529	$9,226,378	$0.22
2004	$34,823,719	$13,544,000	$83,221	$1,963,393	$0.15
2003	$1,133,632	$—	$—	$532,188	$0.12

At the end of 2005, total assets increased to $57,106,214 from $34,823,719 at the end of 2004. The increase of $22,282,495 mainly reflects the increase in book value of equipment, mining and plant equipment at the Sigma – Lamaque Complex, as well as an increase in current assets of receivables, in-process gold inventory and other inventory items at the Sigma Mine.

(1) Net loss per share in 2003 has been restated for the 3:1 stock consolidation effected in 2003.

Summary of Quarterly Results

The following table summarizes the Company’s operating results for each of the eight most recently completed quarters:

Period	Revenue	Net l oss	Net loss per share(1)
Q4-05	$9,612,458	$4,438,074	$0.10
Q3-05	$10,109,551	$2,630,370	$0.06
Q2-05	$4,768,276	$1,187,843	$0.03
Q1-05	$77,244	$970,091	$0.03
Total	$24,567,529	$9,226,378	$0.22

Q4-04	$39,336	$893,059	$0.05
Q3-04	$19,824	$483,893	$0.04
Q2-04	$24,061	$423,326	$0.04
Q1-04	$—	$163,115	$0.02
Total	$83,221	$1,963,393	$0.15

The Sigma Mine commenced commercial production on May 25, 2005. Prior to this date revenues from gold produced during the bulk sample program were netted against expenses and deferred. The level of expenditures increased each quarter during the start-up of the Sigma Mine and after commercial production commenced as the tonnage of ore and waste mined increased to budgeted production levels. In the third and fourth quarters of 2005 the Sigma Mine generated positive cash flow. Operating margins increased as operating costs were reduced and gold prices continued to rise. In the fourth quarter of 2005, financing expenses and fees impacted the net loss. Depreciation, amortization and accretion expenses of $2,327,492 for the year were recorded in the fourth quarter. Mine operating expenses increased to $9,243,378 in the fourth quarter from $8,874,167 in the prior quarter as production levels at the Sigma Mine increased.

Several non-cash items that were expensed, such as interest on long-term debt, interest and fees on convertible debentures and accretion on debentures, contributed to higher quarterly losses in 2005 than in the prior year, particularly in the third and fourth quarters. Depreciation, amortization and accretion expenses; accretion on convertible debentures; interest on longterm debt; and interest and fees on convertible debentures were substantially higher than in comparable quarters in 2004. The increased quarterly losses also reflect increasing corporate expenses as staffing levels increased commensurate with managing the Sigma operation and the growth of the Company.

Liquidity and Capital Resources

As at December 31, 2005 the Company had a working capital deficiency of $8,511,024 compared to positive working capital of $1,154,112 at the end of the prior year. The net change of $9,665,136 in working capital mainly reflects the change in current assets and liabilities associated with the start-up and commencement of commercial production at the Sigma Mine in 2005.

Current assets increased from $1,945,837 at the end of 2004 to $5,276,441 at year-end 2005. Cash and term deposits decreased from $1,568,776 at the end of 2004 to $808,896 at the end of 2005, the decrease of $759,880 reflecting mainly cash used at the Sigma Mine. The principal increase in current assets was in receivables, in-process gold inventory and consumables inventory, which in total was $4,201,484 at December 31, 2005 compared with $40,354 at year-end 2004.

The increase in current assets was offset by an increase in current liabilities from $791,725 at year-end 2004 to $13,787,465 at December 31, 2005, which reflected Century’s growth from an exploration and development company in 2004 to a gold producer in 2005. Accounts payable increased from $791,725 to $7,386,932 at year-end 2005. A Working Capital Gold Facility was put in place in 2005, the amount outstanding at year-end being $1,287,219. In addition, the current portion of long-term liabilities of $3,819,851 (2004 - $Nil), comprising capital lease payment obligations and interest on long-term notes, were recorded as current liabilities in 2005 to reflect maturity dates. An unrealized loss on derivative contracts of $1,293,463 was recorded as a current liability.

In 2004, the Company funded, in part, the acquisition of the Sigma-Lamaque Complex by assuming a Note of $13,544,000 from Investissement Québec (IQ) (Note 9). The balance owing to IQ at December 31, 2005 is $14,461,472, which includes principal and interest. The long-term liability of this note is $12,768,472 at year-end 2005. The current liability is $1,693,000.

At December 31, 2005, the long-term liability on the issuance of 10% Convertible Debentures in 2004 and 2005 is $9,859,875 (2004 - $7,093,875) after assigning the fair value of the conversion option of $2,021,000 (2004 - $1,607,000) to shareholders’ equity and charging the accretion on the debentures of $1,040,000 (2004 - $200,875) to the statements of operations and deficit.

The Company has a capital lease obligation on mining equipment of $5,933,020 at year-end 2005 (2004 – $Nil). Other obligations at December 31, 2005 include: operating royalties on gold production of $583,127 (2004 – $Nil); and payments to unsecured creditors that were assumed during the purchase of the Sigma-Lamaque assets of $2,645,120 (2004 - $4,993,750). At the Company’s option it issued shares in part fulfillment of this obligation in 2005. The Company is committed to expend $784,935 pursuant to flow-through shares issued in 2005.

Cash Flows from Operating Activities

In 2005, before net changes to non-cash working capital balances, cash flows provided by operating activities were $134,720 (2004 – cash flows used $1,674,221). As previously mentioned, in 2005 there were a number of significant financing charges to operations that did not require a cash payment. These items, in addition to other non-cash amortization and depreciation charges, operating royalties, unrealized losses on derivative contracts, and stock based compensation expenses offset the net loss of $9,226,378 in 2005. After the net change to non-cash working capital balances, cash flows provided by operating activities in 2005 were $4,943,168 (2004 – cash flows used in operating activities $1,125,510).

Cash Flows from Financing Activities

In 2005, net cash flows provided by financing activities was $8,525,563 (2004 - $11,883,329). Advances on convertible debentures of $2,850,000 in 2005 provided the Sigma Mine with working capital. Proceeds from private placement equity offerings and from warrants exercised of $6,025,563 provided funds for working capital at Sigma, exploration at the Val d’Or properties, and general corporate purposes.

In 2004, net cash flows from financing activities provided the Company with $11,883,329 to fund acquisitions and preparations for the bulk sample program at the Sigma Mine. Advances on convertible debentures of $9,000,000 were used to fund, in part, the acquisition of the Sigma-Lamaque assets. Equity instruments provided the Company with $3,483,329 in 2004.

Equity and convertible debt financings are expected to provide the major sources of funds for the Company until it generates sufficient cash flow from the Sigma Mine to meet all its financial obligations.

Cash Flows from Investing Activities

In 2005, cash flows used in investing activities was $14,228,611 (2004 - $9,419,687). Purchases and payment for properties and equipment, principally at the Sigma Mine was $12,422,223 in 2005 compared to $1,554,585 in 2004. Capitalized stripping costs were $1,737,956 in 2005 (2004 – $Nil). In 2004, $7,690,102 was invested in the acquisition of the Sigma-Lamaque assets (2005 - $Nil).

In aggregate, cash flows from operating, financing and investing activities resulted in a decrease in cash of $759,880 in 2005 compared to an increase in cash of $1,338,132 in 2004. When added to cash and cash equivalents of $1,568,776 at the beginning of the year, cash and cash equivalents at the end of 2005 was $808,896.

Outstanding Share Data

As at April 28, 2006 the Company had 107,348,708 common shares issued and outstanding. In addition, there were 17,110,946 shares reserved for issuance for the exercise of warrants, and 4,475,000 shares reserved for issuance for the exercise of stock options. Assuming exercise of all stock options and warrants, which would result in approximately $21.3 million added to the Company’s treasury, there are 128,934,654 shares on a fully diluted basis.

In connection with the purchase of the Sigma – Lamaque assets, there are additional purchase obligations that may be settled by payment in cash, or by the issuance of shares at the option of the Company. In the event that shares are issued, a total of 4,108,390 common shares would be issued on May 15 and September 15 on the balance owing for this purchase obligation. These shares have been reserved for issuance.

Transactions with Related Parties

As noted in the consolidated financial statements, the Company was involved in the following related party transactions:

a) In 2005, the Company paid $25,657 (2004 - $18,000) in office rent to a company controlled by a director and officer and by a Family Trust of a director and officer. The Company leased space from this company on a month-to-month basis at US$2,062 per month. There was no outstanding amount due at the end of 2005.

b) Included in corporate administrative expenses are legal fees of $190,525 (2004 - $416,885), paid to a firm, which the Company’s Corporate Secretary is a partner. At December 31, 2005 included in accounts payable was $107,742 (2004 - $138,802) due to the legal firm.

c) Included in accounts receivable is a credit of $44,080 (2004 - $40,354) due from a company with common officers and directors of the Company. The Company also recorded revenues of $336,705 (2004 - $64,136) for geological consulting services to this same company. The Company also received $12,533 (2004 - $Nil) for the rental of equipment and $60,744 (2004 - $Nil) as reimbursement for other office facilities.

d) In 2004, the Company paid a total of $410,000 to a company with common officers and directors in exchange for the Carolin Mine property (Note 4). Of this total amount, $275,000 was paid in cash and the remaining $135,000 was paid via the issuance of 300,000 common shares of the Company.

All related party transactions in the normal course of business have been measured at the agreed upon exchange amounts, which is the amount of consideration established and agreed to by the related parties. Exchange amounts approximate fair values.

Subsequent Events

a) In February 2006, the Company announced the incorporation of a wholly owned Peruvian subsidiary, Century Mining Peru S.A.C., based in Lima. The formation of the subsidiary is the first step of an aggressive expansion program into Peru. The Company has acquired by mineral claim petition approximately 5,000 hectares for a new exploration project called Colina Dorada.

b) In the first quarter of 2006, all remaining convertible debentures that had not been converted into common shares in 2005 were converted, either in partial conversions at the option of the debenture holders, or conversions that were forced by the Company.

Subsequent to year-end, the Company issued 15,355,182 common shares on conversion of the remaining principal amount of $7,790,000 of the original $8,500,000 10% Convertible Debentures having a conversion price of $0.51 per share on issue. Also in the first quarter, the Company issued 6,477,271 common shares on conversion of the $2,850,000 principal amount of 10% Convertible Debentures having a conversion price of $0.44 per share.

c) Subsequent to the end of the year, a total of 8,055,794 common shares were issued on exercise of warrants for cash proceeds of $3,405,203. The exercise prices were $0.45 and $0.50 per share and expiry dates ranged from May 22, 2006 to September 23, 2007.

d) Subsequent to the end of the year, 645,000 stock options were issued to employees and consultants with exercise prices from $0.40 to $1.16 per share and expiry dates from January 19 to March 23, 2011.

e) On March 29, 2006 the Company reached an agreement with SGF Mines Inc. to buy back the SGF royalty on gold production from the Sigma-Lamaque Complex. The Company paid SGF $2.0 million in cash and issued 3.0 million common shares of Century to SGF at a deemed price of $1.50 per share in full settlement of past royalties due and owing and all future obligations.

f) On March 30, 2006 the Company announced that it reached an agreement with the owners and secured creditor to purchase 60% controlling interest in San Juan Gold Mines S.A.A., and 60% interest in Minera Chorunga S.A.A. in Peru. The remaining 40% interest is owned by the existing labour force. As consideration for the purchase, the Company will pay a total of US$4.5 million in cash, US$600,000 worth of common shares of Century, and 1.0 million common shares of Century. As part of the transaction, the Company will purchase US$9.9 million of outstanding bank debt that currently secures the majority of the mining concessions. On April 28, 2006, this bank debt was purchased for US$2.5 million and is part of the total US$4.5 million consideration. The balance of the cash purchase price and Century shares will be used to pay the shareholder and pay down unsecured creditors, leaving San Juan and Minera Chorunga essentially free of liabilities other than the secured debt that Century is purchasing as part of this transaction.

g) Subsequent to year-end, the Company entered into equipment capital lease contracts that require payments as follows:

2006	$64,105
2007	$70,605
2008	$77,266

h) On April 11, 2006 the Company announced a non-brokered private placement of Units of up to $25 million. Each unit is priced at $1.25 and consists of one common share plus one-half common share purchase warrant exercisable at $2.00 for a period of 24 months. Warrants will become exercisable within 10 days if the 20-day weighted average closing share price exceeds $2.25. On April 19 the Company closed the first tranche of this financing for gross proceeds of $18.75 million and completed the transaction on April 28, 2006.

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Vice President of Investor Relations absent a Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this MD&A, management of the Company, with the participation of the Chief Executive Officer and the Vice President of Investor Relations, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws. Based on that evaluation, the Chief Executive Officer and the Vice President of Investor Relations have concluded that, as of the end of the period covered by this MD&A, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Vice President of Investor Relations, as appropriate to allow for accurate disclosure to be made on a timely basis.

Risk and Uncertainties

The business of operating mines and exploring and developing mineral properties is highly uncertain and risky by it’s very nature. The Company’s mining operations in Québec commenced generating positive cash flow in the third quarter of 2005. The Company may require securing additional equity and/or debt capital to maintain positive working capital and continue as a going concern until such time as the Company generates substantial free cash flow from its Sigma operations that will contribute significantly to the Company’s cash requirements to meet all its financial obligations and commitments. The Company will require securing additional equity and debt financing to fund acquisitions of mining assets to growth the Company.

While a Company’s success may result from good fortune, it is more often dependent on management’s knowledge and expertise and its ability to acquire profitable gold producing assets, identify and advance attractive projects and targets from exploration through development into production, as well as secure the necessary financing to fund these activities. The Company continues to recruit well-qualified and experienced professionals to manage its Sigma-Lamaque operations and growth of the Company.

Regulatory standards continue to change, making the review and due diligence processes longer, more complex, and more costly. Even if an apparently mineable deposit is discovered, there is no assurance that it will ever reach production or be profitable, as its results are influenced by many key factors, such as commodity prices and foreign exchange rates, which cannot be controlled by management, as well as more stringent environmental regulations. Due to high gold prices, the mining industry is experiencing high demand for capital equipment, spare parts, consumables and supplies, as well as for experienced professional staff and operating personnel, all of which have an impact on operations.

While it is impossible to eliminate all of the risks associated with mining and exploration and development, it is management’s intention to manage its affairs, to the extent possible, to ensure that the Company’s assets are protected and that its efforts will result in increased value for the Company’s shareholders. The Company assesses and minimizes risks by applying high operating standards, including careful management and planning of its facilities, hiring quali-

fied personnel, establishing and maintaining internationally recognized standards, performing independent audits, and purchasing insurance policies.

The Company’s mining and milling operations at the Sigma Mine will expose the Company to various financial and operational risks that could have an adverse impact on its profitability, level of operating cash flows, and financial condition.

In March 2006, the Company incorporated a wholly owned subsidiary, Century Mining Peru S.A.C. and opened an office in Lima to pursue the acquisition of mineral properties and mining assets. Carrying on business in Peru will expose the Company to risks and uncertainties associated with operating in foreign countries, including political and financial and other risks.

Outlook

Commencement of commercial production at the Sigma Mine in the second quarter of 2005 reflected growth of the Company from exploration and development to a gold producer. The Sigma Mine generated positive cash flow in the third and fourth quarters of 2005. The Company plans to produce 90,000 ounces of gold in 2006 at an estimated cash cost of US$325 to US$350 per ounce. At current gold prices the Company expects that the Sigma Mine will continue to generate positive cash flow.

In the first quarter of 2006 the Company reduced its debt by redeeming the outstanding 10% Convertible Debentures. The redemption of the Convertible Debentures will provide the Company with flexibility to finance future growth on more attractive terms.

In April 2006 the Company completed a $25.0 million equity private placement, the proceeds of which will be used for purchase of mining equipment at the Sigma Mine; development of the Lamaque underground mine; the acquisition of the San Juan Gold Mine in Peru, and for general corporate purposes.

The Company is well positioned to grow in value as management creates and pursues new opportunities, particularly in Québec and Peru, with an emphasis on the acquisition of producing gold mines and assets that generate cash flow or that can be returned to profitability in the near term.

Forward- Looking Statements

The Company’s press releases, nnual and quarterly financial statements and other literature frequently contain forward-looking statements within the meaning of section 27A of the Securities Exchange Act of 1933 and as amended in Section 27E of the 1934 Act.

Additional Information and Continuous Disclosure

This MD&A has been prepared as of April 28, 2006. Additional information on the Company is available through regular filings of press releases, annual and quarterly financial statements and its Annual Information Form on SEDAR (www.sedar.com).

Deloitte & Touche LLP
3000 Scotia Centre
700 Second Street S.W.
Calgary AB T2P 0S7
Canada

Tel: (403) 267-1700
Fax: (403) 264-2871
www.deloitte.ca

AUDITORS’ REPORT

To the Shareholders of
Century Mining Corporation

We have audited the consolidated balance sheet of Century Mining Corporation as at December 31, 2005 and the consolidated statement of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and the results of its operations and its cash flows for the year then ended, in accordance with Canadian generally accepted accounting principles.

The comparative financial statements as at and for the year ended December 31, 2004 presented for comparative purposes were audited by another firm of Chartered Accountants which expressed an opinion without reservation on those financial statements in their report dated April 4, 2005.

(signed) “DELOITTE & TOUCHE LLP”

Calgary, Alberta
April 17, 2006	Chartered Accountants

Consolidated Balance Sheets

As at December 31	2005	2004

Assets
Current
Cash and cash equivalents	$808,896	$1,568,776
Accounts receivable	1,787,048	40,354
Inventories (Note 5)	2,414,436	—
Prepaid expenses & deposits	266,061	336,707
	5,276,441	1,945,837
Mining properties, other properties
plant and equipment (Note 6)	49,567,078	31,846,382
Deferred finance fees (Note 4)	1,081,620	538,500
Future tax asset (Note 17)	688,075	—
Deposits for reclamation costs (Note 13)	493,000	493,000
	$57,106,214	$34,823,719
Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities	$7,386,932	$791,725
Working capital gold facility (Note 9)	1,287,219	—
Current portion of long-term liabilities (Note 8 and 10)	3,819,851	—
Unrealized losses on derivative contracts	1,293,463	—
	13,787,465	791,725

Long-term notes (Note 10)	12,768,472	13,544,000
Asset retirement obligation (Note 13)	2,262,090	2,200,000
Capital lease obligation (Note 8)	3,806,169	—
	32,624,196	16,535,725
To be settled via issue of shares
Royalties payable (Note 7)	583,127	—
Unsecured creditors (Note 12 (e))	2,645,120	4,993,750
Convertible debentures (Note 11 and 21)	9,859,875	7,093,875
	45,712,318	28,623,350
Equity
Equity instruments (Note 12 (b))	26,485,245	13,101,440
Equity portion of convertible debenture (Note 11)	2,021,000	1,607,000
Contributed surplus (Note 12 (c))	1,199,546	577,446
Deficit	(18,311,895)	(9,085,517)
	11,393,896	6,200,369
	$57,106,214	$34,823,719

The accompanying notes and schedule are an integral part of these audited consolidated financial statements.

Approved on behalf of the Board:

signed “Margaret M. Kent”	signed “Donald S. MacDonald”

Margaret M. Kent	Donald S. Macdonald
Director	Director

Consolidated Statements of Operations and Deficit

For the years ended December 31	2005	2004

Revenues
Mining operations	$24,183,331	$—
Geological fees and other	384,198	83,221
	24,567,529	83,221
Expenses
Mining operation	22,405,584	73,747
Operating royalties (Note 7)	536,226	—
Depreciation amortization and accretion(Note 6 and 13)	2,327,492	65,160
Amortization on deferred finance fees (Note 4)	909,780	61,500
Accretion on convertible debentures	1,040,000	200,875
Corporate administration	2,272,575	1,460,802
Interest on long-term notes	918,398	68,679
Interest and fees on convertible debentures (Note 10)	2,020,179	523,263
Stock based compensation	622,100	451,150
	33,052,334	2,905,176
Loss from operations before other items
	(8,484,805)	(2,821,955)
Other items
Unrealized losses on derivative contracts	(1,293,463)	—
Foreign exchange gain (loss)	(136,185)	27,542
	(1,429,648)	27,542

Loss before income taxes	(9,914,453)	(2,794,413)

Future income tax recovery (Note 17)	688,075	831,020

Net loss for the year	(9,226,378)	(1,963,393)

Deficit, beginning of year	(9,085,517)	(7,122,124)

Deficit, end of year	$(18,311,895)	$(9,085,517)

Net loss per share – basic and diluted (Note 12 (f))	$(0.22)	$(0.15)

The accompanying notes and schedule are an integral part of these audited consolidated financial statements.

Consolidated Statements of Cash Flows

For the years ended December 31	2005	2004

Cash flows from operating activities
Net loss for the year	$(9,226,378)	$(1,963,393)
Charges to operations not requiring a cash payment:
Future income tax recovery	(688,075)	(831,020)
Operating royalties (Note 7)	536,226	—
Interest and fees on convertible debentures(Note 11)	2,020,179	251,507
Interest on long-term notes	918,398	—
Accretion on debentures (Note 11)	1,040,000	200,875
Amortization, depreciation and accretion	2,284,550	65,160
Amortization on deferred finance fees	909,780	61,500
Amortization of deferred stripping costs	42,942	—
Shares issued for services	245,350	90,000
Stock based compensation	622,100	451,150
Foreign exchange loss	136,185	—
Unrealized losses on derivative contracts	1,293,463	—
	134,720	(1,674,221)
Net change to non-cash working capital balances
Receivable	(1,067,493)	(34,406)
Prepaid expenses	70,646	(106,707)
Inventory	(1,940,944)
Accounts payable and accrued liabilities	6,595,206	689,824
Working capital gold facility	1,151,033	—
	4,943,168	(1,125,510)
Cash flows from financing activities
Advances on convertible debenture	2,850,000	9,000,000
Payment for finance fees on debenture	(350,000)	(600,000)
Issue of equity instruments, net of share issue costs	6,025,563	3,483,329
	8,525,563	11,883,329
Cash flows from investing activities
Acquisition of Sigma	—	(7,690,102)
Acquisition of mineral properties	(68,432)	(375,000)
Purchase of term deposit	—	200,000
Capitalized stripping costs	(1,737,956)	—
Purchases and payment for properties and equipment	(12,422,223)	(1,554,585)
	(14,228,611)	(9,419,687)
Increase (decrease) in cash and cash equivalent
	(759,880)	1,338,132

Cash and cash equivalent, beginning of year	1,568,776	230,644

Cash and cash equivalent, end of year	$808,896	$1,568,776

The accompanying notes and schedule are an integral part of these audited consolidated financial statements.

Notes to Consolidated Financial Statements

1. Nature of Operations

The Company was originally incorporated under the laws of British Columbia and has been continued under the Canada Business Corporations Act (“CBCA”). The Company is engaged in the acquisition, exploration, development and operation of mining properties, principally gold. The Company’s principal operating unit is located in Québec, Canada.

The accompanying consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities and commitments in the normal course of business. The continuing operations of the Company are dependent upon the raising additional financing, achieving positive operations and achieving positive cash flow from future operations.

Throughout the period of these consolidated financial statements, the costs related to mineral property exploration, other than those in the Québec region, have been considered as costs related to exploration of such properties. The Company completed testing of a bulk sample at the Sigma Mine in Québec and commenced commercial gold production on May 25, 2005.

2. Significant Accounting Policies

Management has prepared the consolidated financial statements of the Company, in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The consolidated financial statements are expressed in Canadian dollars, except where noted. The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The financial statements have, in management’s opinion, been properly prepared using careful judgment with reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

a) Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material inter-company transactions have been eliminated. The reference to “the Company” in these financial statements includes the parent and its subsidiaries.

b) Mineral properties

Mineral properties, including options to mineral claims, are stated at cost. The recorded cost of mineral properties and exploration and development interests is based on cash paid and the fair value, if any, of shares issued given for mineral properties and exploration and development costs incurred. The recorded costs are not an indication of fair value or recoverable amounts.

All direct and indirect costs relating to the acquisition of mineral properties are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or when management has determined that there is impairment in the carrying values of those mineral properties.

All direct and indirect costs relating to the exploration of specific properties with the objective of locating, defining and delineating the mineral reserves on these specific properties are capitalized as deferred exploration costs.

Amortization of these costs is based on a unit-of-production basis, based on estimated proven and probable reserves and measured and indicated resources of minerals of the areas, should such reserves and resources be found. Properties are abandoned either when the lease expires or when management determines that no further work will be performed on the property since it has no value to the Company. When significant properties in an area of interest are abandoned, the costs related thereto are charged to income on a pro-rata basis to the total costs to date included in the area, in the year of abandonment. The proceeds received from a partial disposition or an option payment is credited against the costs. In addition, if there has been a delay in development activity for several successive years, a write down of the impairment amount of the costs capitalized to those projects will be charged to income.

General exploration costs are expensed as incurred.

c) Property, plant and equipment

Property, plant and equipment are recorded at cost. Plant, buildings and equipment related to the mining operation are amortized on a unit of production basis as detailed in Note 2 (b) as they are utilized in the mining operations as the mine life is estimated to be shorter than the normal life of these assets. Mobile leased equipments have been amortized at 10% over 10 years of estimated life on a straight line basis. For other equipment (non-mining), amortization is determined using the declining balance basis, over the estimated useful life of the asset at a rate of 30% per annum.

d) Inventory

In process gold inventory is valued at the lower of average production cost and net realizable value. Production costs include mining costs, direct labor, operating materials and supplies, transportation costs, royalties and an applicable portion of operating overhead, including depreciation and depletion.

Consumables and supplies, which consist of spare parts and consumable goods used for general repairs and maintenance, are recorded at the lower of cost and net realizable value.

Gold doré and gold bullion awaiting delivery to refinery or settlement are carried at the lower of average cost or market value.

e) Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred and records a corresponding increase in the carrying value of the related long-lived asset. The fair value is determined through a review of engineering studies, industry guidelines, and management’s estimate on a site by site basis. The liability is subsequently adjusted for the passage of time, and is recognized as an accretion expense in the statement of operations under asset retirement obligations. The liability is also adjusted due to revisions in either the timing or the amount of the original estimated cash flows associated with the liability. The increase in the carrying value of the asset is amortized using the unit of production method based on estimated gross proven reserves as determined by independent engineers. Actual expenditures incurred are charged against the accumulated obligation with any gain or loss being realized into income in the period of settlement.

f) Exploration and development cost

The Company commenced commercial production on May 25, 2005. Exploration and development costs up to May 24, 2005 have been deferred and are being amortized on the unit-of-production basis.

g) Deferred stripping costs

The Company defers stripping costs based on the tonnes of waste moved in excess of the life-of-pit average strip ratio and deferring the mining cost of the excess waste at the average mining cost per tonne during the period. Costs are recovered in periods when the actual tonnes of waste moved are less than what would have been moved at the average life-of-pit rate, such tonnes being valued at the average cost of the waste tonnage amounts capitalized.

In periods when the strip ratio exceeds the pit average, the costs of the excess stripping are excluded from the operating costs. In periods when the strip ratio is less than the pit average, capitalized waste costs are added back to operating costs.

h) Financial instruments

The Company carries various financial instruments. Unless otherwise indicated, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

i) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank balances, term deposits and investments with maturities of three months or less.

j) Per share amounts

The calculation of loss per share is based on the weighted average number of shares outstanding during the year, as calculated using the treasury stock method. Diluted loss per share has not been disclosed as the effects of share conversions and the exercise of options and warrants would be anti-dilutive.

k) Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, future income tax liabilities and future income tax assets are recorded based on temporary differences, the difference between the carrying amount of an asset and liability in the balance sheet and its tax basis, the carry forward of unused tax pools and unamortized share issue costs. Future income tax assets and liabilities are measured using income tax rates expected to apply on the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period that the change is substantially enacted. Future income tax assets are evaluated and if realization is not considered “more likely than not”, a valuation allowance is provided.

l) Deferred finance fees

Finance fees paid on convertible debentures are capitalized and amortized over the term of the convertible debentures.

m) Revenue recognition

Revenue from the sale of gold is recognized after the completion of the refining process, the delivery of gold to the buyers and collection is reasonably assured. Revenue from the sale of silver is recorded as a by product and deducted from operating costs after the completion of the refining process, delivery to the buyers and collection is reasonably assured.

Revenue associated with the geological services provided by the Company is recognized when services are performed.

n) Flow-through shares

The resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with tax legislation. Under the liability method of accounting for income taxes, the future income taxes related to the temporary difference arising at the actual renunciation date are recorded at that time together with a corresponding reduction to the carrying value of the shares issued.

o) Joint venture

The Company’s exploration and development activities may be conducted jointly with others. These consolidated financial statements reflect only the Company’s proportionate interest in such activities.

p) Stock-based compensation plan

The Company records compensation expense when stock or stock options are issued under the plan for all options issued after January 1, 2003. The fair value is measured at the grant date and charged to earnings over the vesting period with a corresponding increase in contributed surplus. Consideration paid on exercise of options is credited to share capital. None of the Company’s awards call for settlement in cash or other assets. Upon the exercise of the stock options, consideration paid together with the amount previously recognized in contributed surplus is recorded as an increase in share capital. In the event that the options expire, previously recognized compensation expense associated with such stock options is not reversed.

q) Mineral tax credit

Government assistance is recorded as a reduction of the cost of the applicable assets as determined by the terms and conditions of the agreement under which the assistance is provided. Claims for government assistance are accrued when the amount is determinable and collection is reasonably assured.

r) Measurement uncertainty

The amounts recorded for amortization and depletion of mineral properties and equipment, deferred stripping, the accretion liability for asset retirement obligations and the amount recorded for future income taxes are based on estimates. The impairment test is based on estimates of proven and probable reserves and measured and indicated resources, production rates, mineral prices, future costs and other relevant assumptions. The deferred stripping calculation is based on the stripping ratio of waste to ore mined over the life of mine and the estimated future waste mining costs. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes and estimates in future periods could be significant.

For mineral properties on which mineral claims have either expired or are being applied for, the Company’s management assesses the likelihood of obtaining the required mineral claims approvals based on completing commitments, past experiences and other factors. Costs are continued to be deferred if it is likely that the license will be granted. In the event that the mineral claim is not renewed or granted, the related costs on the property will be written off in the period that the Company receives confirmation of same.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which were fully tradable with no vesting restrictions. This option valuation model requires the input of highly subjective assumptions including the expected stock price volatility. Because of the Corporation’s stock options and warrants have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the calculated fair value, such value is subject to measurement uncertainty.

s) Foreign currency

Foreign currency balances of the foreign subsidiary are translated using the temporal method for integrated operations on the following basis:

i) monetary assets and liabilities – at the rate of exchange prevailing at the year end;

ii) non-monetary items – at the rate of exchange prevailing at the dates of the transactions;

iii) revenues and expenses – at the monthly average rate of exchange; and

iv) Gains and losses on translation of monetary assets and liabilities are disclosed in the consolidated statement of operations and deficit.

Foreign currency transactions entered into are recorded at exchange rates prevailing on the transaction date. Resulting monetary assets and liabilities are recorded at period-end exchange rates and non monetary assets continue to be recorded at the original transaction rates. Resulting foreign exchange gains or losses are expensed as incurred.

t) Derivative contracts

The Company has identified the quantity and period of future gold production to be hedged based on the mining plans for its Sigma Mine. The Company assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items.

The Company enters from time to time into commodity contracts, prepaid forward sales agreements to manage the price volatility of the commodities produced at its operating mine and the foreign currency exposure for its Canadian operations.

All derivative financial instruments are accounted for on a mark to market basis.

u) Reclassification

Certain comparative figures have been reclassified to conform to the current year’s presentation.

3. Asset Acquisitions

During 2004, the Company completed significant asset acquisitions:

a) The purchase of 100% of the Sigma-Lamaque Limited Partnership assets (“Sigma- Lamaque”), which include machinery and equipment, a 5,000 ton per day mill, mining infrastructure, and mining claims and concessions principally located in Val-d’Or, Québec;

b) 100% interest in a group of exploration properties located in the Val-d’Or area (“Exploration”);

c) An exclusive option and right to earn a 70% interest in the Carolin Mine in Hope, British Columbia.

The cost of these acquisitions and the allocation among the different assets and liabilities on the acquisition dates were accounted for as follows:

Assets acquired and
liabilities assumed ($’000’s):	Sigma-Lamaque	Exploration	Carolin Mine

Mining taxes receivable	$375	$(375)	$—
Consumables and supplies	2,000	—	—
Asset remediation deposits	293	—	—
Land	860	—	—
Buildings	2,000	—	—
Mining assets and equipment	23,406	655	410
Provision for reclamation & closure costs	(2,200)	—	—
	$26,734	$280	$410

Acquisition Costs:	Sigma-Lamaque	Exploration	Carolin Mine
Long-term debt assumed	$13,544	$—	$—
Shares issued to settle unsecured debt	881	180	135
Unsecured debt assumed	4,993	—	—
Transaction costs	908	—	—
Net cash	6,408	100	275
	$26,734	$280	$410

The amounts allocated to assets and liabilities acquired are based on the best information available at financial statement date, and include the use of estimates of valuations of future assets and liabilities which are subject to change.

As a part of the acquisition, the Company acquired certain mineral tax credits receivable the value of which is not readily determinable and currently under dispute. Once the Company can determine the value of these mineral tax credits receivable, the allocation of the purchase price will be adjusted accordingly.

Under the terms of the debt assumed, the Company may be entitled to significant early payment discounts (Note 9). The fair value of this debt has been estimated based on the terms of the debt. In the event that the Company settles this balance at an amount different from this accrual, the difference will be treated as a purchase price adjustment. The resulting difference will be an adjustment between long-term debt and the value attributed to the mining assets acquired.

4. Deferred Finance Fees

	2005	2004
Balance, beginning of year	$538,500	$—
Additions incurred during the year	1,452,900	600,000
Amortization Balance, end of year	(909,780)	(61,500)
	$1,081,620	$538,500

In 2005, the Company paid $350,000 (2004 - $600,000) pursuant to costs associated with the additional draw down of $2,850,000 of convertible debentures (Note 11). In conjunction with this issuance, 5,000,000 (2004 — Nil) warrants were issued at an exercise price of $0.44 and expiry term of 2 years. The Company fair valued these warrants using the Black Scholes model with assumptions of 82% volatility and 5% risk free rate. These deferred finance fees are being amortized over the term of the debentures.

5. Inventories

	2005	2004
In process gold	$1,658,821	$—
Finished gold	405,778	—
Consumables	349,837	—
	$2,414,436	$—

6. Mining Properties, Other Property, Plant and Equipment

	2005		2004
		Accumulated		Accumulated
	Cost	Amortization	Cost	Amortization
Land	$860,000	$—	$860,000	$—
Buildings	2,868,860	89,136	2,622,110	—
Mineral properties (Schedule)	2,085,663	—	1,957,016	—
Equipment	10,437,948	1,433,899	427,531	67,006
Mining and plant equipment	32,646,957	800,837	24,276,731	—
Deferred stripping	1,737,956	42,942	—	—
Consumables and supplies	1,296,508	—	1,770,000	—
	51,933,892	2,366,814	$31,913,388	$67,006
Cost less accumulated amortization		$49,567,078		$31,846,382

Included in mining and plant equipment is equipment under capital lease with original cost of $8,056,691 (2004 - $Nil) and net book value of $7,429,844 (2004 - $Nil).

In 2005, excluded from the amortization base is $2,085,663 (2004 - $1,957,016) which consists of various mineral properties in the development stage

During 2005, the Company expended $8,491,036 (2004 - $1,065,000) net of grants, option payments, and mineral tax credits, on the exploration and development of these mineral properties, of which all (2004 - $655,000) was expended in Québec. In 2005, the Company capitalized $170,827 (2004 — $Nil) of salaries paid to members of corporate management team. In addition, preproduction costs, net of amortization, of $8,581,374 (2004 - $Nil) were capitalized up to May 24, 2005.

Mineral Properties – Alaska, USA

The Company has 100% interests in a number of properties in Alaska represented by 86 staked claims in good standing until September 1, 2006. Subsequent to September 1, 2006 payments of US $100 per claim will be due to the Bureau of Land Management.

All of these properties are subject to a 3% NSR (“Net Smelter Royalty”) of which 1.2% - 1.5% is due to Karst Investments LLC. These properties also require payment of advanced royalty of $20,000 in 2006.

Mineral Properties – Québec, Canada

Effective September 16, 2004 the Company acquired eight properties consisting of 90 claims covering an area of 2,151 hectares coincident with the Sigma-Lamaque Limited Partnership asset acquisition (Note 4). They are located in the Val-d’Or, Québec area. The Company paid annual renewal fees totaling $11,306 or incurred exploration expenditures in 2005 and 2006 as required in the agreements.

Mineral Properties – British Columbia, Canada

Carolin Mine

Effective June, 2004, the Company purchased the Carolin Mine property which consists of 126 claims totaling 1,900 hectares in southwestern British Columbia. The property is subject to a variable NSR. In addition, the Company paid fees of $6,594 on the property in 2005.

Mineral Properties – Northwest Territories

In December 2005, the Company acquired 122 mining leases from RSM Richter Inc. in its capacity as trustee of the estate of Miramar Giant Mine Ltd. for $79,000. The Company has an obligation to pay an annual rent of $17,261.

7. Operating Royalties Payable

As part of the Sigma-Lamaque asset acquisition, the Company assumed the liability upon production to pay a net smelter return royalty (NSRR) based on the price of gold and gold production (Note 21 (c)).

During 2005, the Company recorded production royalty expenses of $648,165 of which $65,038 was paid in cash and $583,127 has been recorded as a non-cash obligation. Of the total $648,165, the Company has capitalized $111,939 during the preproduction period and $536,226 has been recorded as direct costs included in the statement of operations.

8. Capital Lease Obligations

During 2005, the Company entered into capital equipment leases expiring in 2007 and 2008 with interest rates between 5% and 8%. The capital lease obligations as at December 31, 2005 are as follows:

2005
Balance beginning of year	$—
Fair value of initial capital leases	8,056,691
Less: payments made during the year	(2,418,163)
Add: interest portion of payments	294,492
$5,933,020

Future minimum lease payments under capital leases by year and in aggregate are as follows:

2006	$2,126,851
2007	2,258,131
2008	1,548,038
Total minimum lease payments	5,933,020
Less: current portion	(2,126,851)
$3,806,169

9. Working Capital Facility

In July 2005, the Company entered into an In-Process Gold Purchase Facility with a gold trading firm, under which this firm made available to the Company up to $1.0 million, on an uncommitted revolving credit facility basis, secured by future sale by the Company of In-Process Gold from the Sigma Mine. Interest accrues on amounts drawn down by the Company at LIBOR plus 3% per annum.

The holders of convertible debentures (Note 10) have entered into a subordination agreement pursuant to which they subordinated their first priority secured interest on the In-process Gold to the gold trading firm. As consideration, the Company amended the conversion price of $1.0 million worth of the 2004 convertible debentures from $0.51 to 95% of the market price at the time of conversion, subject to a minimum of $0.35 per share. The Company valued the amendment in the conversion price at $123,100 using the Black Scholes option valuation model. This amount has been expensed as additional fees.

As at December 31, 2005 there was 2,152 ounces of gold committed under this facility.

10. Long-Term Notes

As part of the Sigma-Lamaque asset acquisition, the Company assumed a debt of $18,544,000 due to Investissement Québec (IQ). Of this amount, $5,000,000 was repaid upon closing. The balance of $14,461,472 including principal of $13,544,000 and interest of $917,472 at December 31, 2005 is repayable according to the following terms:

a) Interest: The debt bears interest at IQ Prime + 0.75%, calculated daily on the unpaid balance, and payable quarterly beginning December 31, 2004. In 2005, the Company entered into a new agreement with Investissement Québec to defer interest payments for 2005 and payable with the principal outstanding without any penalty. Subsequent to year end, the Company paid interest of $266,250 for the first quarter of 2006 via the issuance of 221,875 shares.

b) Principal: is repayable quarterly according to the following schedule:

i)	Payable June 30, 2006: $846,500
ii)	Payable Sept. 30, 2006, and quarterly thereafter until December 31, 2010: $423,250
iii)	Any remaining balance is due December 31, 2010
iv)

Should any balance be unpaid as at March 31, 2011, IQ has the right and option to convert the balance in whole or part to common stock at the average trading price of the prior 20 days, provided that the conversion does not create a change in control of the Company, or results in IQ owning more than 19.9% of voting shares of the Company.

c) In addition to the principal payments above, beginning in the fiscal year-ended December 31, 2008, additional principal payments are required to the extent of 30% of free cash flow from the Sigma Mine site, after:

i)	Principal and interest payable to other creditors that have financed this project;
ii)	Royalties and taxes;
iii)	Up to $1.5 million of actual head office costs;
iv)

Up to $1 million of exploration and exploitation expenditures incurred on assets acquired as part of this transaction, or which would supply ore to be treated in the plant acquired in this transaction.

d) The principal amount of the debt is repayable without penalty at any time. In addition, if the balance is prepaid in full, the amount repayable will be discounted as follows if paid on or before the last day of:

Discount on Balance:
i) December, 2006	20%
ii) December, 2007	15%
iii) December, 2008	10%
iv) December, 2009	5%

e) The debt is secured with a first charge on the mining claims and mining concessions purchased as part of the Sigma-Lamaque asset acquisition.

f) This long-term debt is subordinate to the convertible debenture holders’ security interest in the Sigma-Lamaque plant and equipment, and to the security of a financial institution providing a future hedging line of credit.

g) No dividends can be declared or paid to the Company’s shareholders as long as the senior long-term debt has an unpaid balance.

In May 2004, the Company issued a secured convertible debenture in the principal amount of $500,000 to Global Holdings Inc. (“GMPC”). The principal portion of this debenture was repaid via the issuance of 1,111,111 common shares at $0.45 per share in November 2004. Interest due on the balance of $251,507 was paid via the issuance of 541,329 common shares for a deemed value of $251,507 in December 2004.

11. Convertible Debentures

Upon the acquisition of the Sigma-Lamaque Complex in 2004 the Company issued a private placement $8,500,000 10% Convertible Debentures. These Debentures are convertible up to 16,666,667 common shares of the Company. The Debentures bear interest at 10% per annum, payable quarterly in cash or shares at the company’s option and mature on December 31, 2006. The fair value of the conversion option of $1,607,000 associated with the Convertible debenture is recorded as Equity component of convertible debenture under shareholders’ equity. The value of the equity component of these debentures was determined using the Black Scholes model whereby the equity component is valued first using management’s best estimate of the market rates at the date of issue. The difference between the proceeds of the debentures issued and the fair value of the equity portion is assigned to the equity component. The split between the liability and equity components was based on an estimated 50% volatility factor. The accretion on the debenture is charged to earnings ratably to maturity.

In March, 2005, the Company drew down an additional $2,850,000 of convertible debentures. Cash costs of $350,000 were incurred on this draw down. The liability component of these Debentures is convertible into common shares of the Company at $0.44 per share. The Debentures bear interest at 10% per annum, payable quarterly in cash or shares at the company’s option and mature on December 31, 2006. The fair value of the conversion option of $414,000 associated with the Convertible debenture is recorded as Equity component of convertible debenture under shareholders’ equity. The value of the equity component of these debentures was determined using the Black Scholes model whereby the equity component is valued first using management’s best estimate of the market rates at the date of issue. The difference between the proceeds of the debentures issued and the fair value of the equity portion is assigned to the equity component. The split between the liability and equity components was based on an estimated 30% volatility factor. The accretion on the debenture is charged to earnings ratably to maturity.

Total proceeds of convertible debentures	$11,350,000
Fair value of equity and conversion option	(2,021,000)
Value attributed to the debt component	9,329,000
Cumulative accretion on the debentures to December 31, 2005 (2004 - $200,875)	1,240,875
10,569,875
Debt converted to equity	(710,000)
$9,859,875

In 2005, the Company issued 6,105,285 shares to convertible debenture holders on account of interest of $1,046,005, annual fees of $688,200 and $710,000 of debt converted (Note 11 (b)) and paid approximately $285,974 of withholding taxes.

12. Equity Instruments

a) Authorized Unlimited common shares without par value.

b) Issued and outstanding

	2005		2004
	Number of		Number of
	Shares	Amount	Shares	Amount
Common Shares
Balance, beginning of year (i)	23,140,984	$12,392,966	8,821,139	$8,012,459
Issued for cash via private placement	9,740,000	3,497,837	3,400,755	912,382
Value attributed to warrants attached	—	(1,509,225)	—	—
Issued flow through shares for cash	5,107,000	1,912,450	4,504,177	2,026,880
Issued for conversion of convertible debenture principal and interest and annual fee (Note 10)	6,105,285	2,444,205	1,625,440	751,507
Issued in exchange for mineral claims	—	—	700,000	315,000
Issued for cash on exercise of warrants	3,187,929	1,119,495	470,832	143,624
Issued to settle unsecured debt assumed	5,477,856	2,348,630	2,054,196	881,250
Issued for services and fee	640,997	245,350	547,778	240,500
Issued for capital assets	2,985,128	1,217,136	—	—
Issued to settle debt assumed	—	—	950,000	427,500
Issued to Agent	—	—	66,667	30,000
Tax effect on renounced expenditures	—	—	—	(831,020
Share issue costs	—	—	—	—
Cash and shares	—	(504,199)	—	(435,500)
Warrants	—	(214,267)	—	(81,616)
Balance, end of year	56,385,179	$22,950,378	23,140,984	$12,392,966

Warrants
Balance, beginning of year	8,623,617	708,474	4,468,564	$15,100
Issued in private placement	7,720,000	1,772,034	4,267,422	611,758
Issued on convertible debenture	5,000,000	1,102,900	150,000	23,147
Issued to Agents and advisors	1,360,860	214,267	385,125	58,469
Exercised warrants	(3,187,929)	(262,808)	(647,494)	—
Expired warrants	(1,849,808)	—	—	—
Balance, end of year	17,666,740	$3,534,867	8,623,617	$708,474
Total equity instruments		$26,485,245		$13,101,440

In 2005 the Company issued 1,360,860 warrants with respect to agency and/or advisory fees for private placements completed. These warrants were valued at $214,267 using the Black Scholes model assumptions of 5% risk free rate and volatility rate of 60% to 80%. The related cost is included in share issue costs.

c) Options

The Company has established a stock option plan under which the Company may grant options to purchase common shares. Under the plan the Company may grant options to acquire common shares to a maximum of ten per cent of the common shares outstanding on a non diluted basis. The exercise price shall not be less than the closing price of the shares on the trading day immediately proceeding the day on which the option is granted and for a maximum period of five years from the date that the option is granted.

Compensation expense of $622,100 (2004 - $451,150) has been recorded in the statement of operations. The total fair value of the options granted in 2005 was $597,000 (2004 - $451,150) was using the following assumptions: dividend yield Nil (2004 – Nil), expected volatility 40% to 140% (2004 - 77%); risk-free interest rate 5% (2004 - 3%); and weighted average life of 4 years (2004 – 5 years).

The Company has the following stock options outstanding, all of which have had stock compensation expense recognized in respect thereof:

	2005		2004
	Number	Contributed	Number	Contributed
	of Shares	Surplus	of Shares	Surplus
Options
Balance, beginning of year	1,925,000	$577,446	700,000	$126,296
Granted	3,135,000	499,000	1,550,000	451,150
Expired or cancelled	(1,160,000)	—	(325,000)	—
Balance, end of year	3,900,000	1,076,446	1,925,000	577,446
Value attributed to amendment of terms of convertible debentures (Note 8)	896,358	123,100	—	—
	4,796,358	$1,199,546	1,925,000	$577,446

The following table summarizes information about the stock options outstanding at December 31, 2005:

		Weighted	Weighted Average	Number of	Weighted Average Exercise Price
		Average	Remaining	Options	of Options
Options	Option	Exercise	Contractual	Currently	Currently
Outstanding	Price	Price	Life	Exercisable	Exerciseable
450,000	$0.60	$0.60	2.83 years	450,000	$0.60
35,000	$0.54	$0.54	4.25 years	35,000	$0.54
500,000	$0.50	$0.50	3.45 years	500,000	$0.50
625,000	$0.45	$0.45	3.77 years	625,000	$0.45
1,430,000	$0.40	$0.40	4.45 years	805,000	$0.40
50,000	$0.38	$0.38	4.67 years	—	—
200,000	$0.37	$0.37	4.67 years	—	—
610,000	$0.35	$0.35	4.92 years	—	—
3,900,000	$0.35 - $0.60	$0.44	4.11 years	2,415,000	$0.43

The following table summarizes information about the stock options outstanding at December 31, 2004:

					Weighted
			Weighted		Average
		Weighted	Average	Number of	Exercise Price
		Average	Remaining	Options	of Options
Options	Option	Exercise	Contractual	Currently	Currently
Outstanding	Price	Price	Life	Exercisable	Exerciseable
450,000	$0.60	$0.60	3.8 years	450,000	$0.60
550,000	$0.50	$0.50	4.4 years	550,000	$0.50
925,000	$0.45	$0.45	0.9 years	925,000	$0.45
1,925,000	$0.45 - $0.60	$0.50	2.55 years	1,925,000	$0.50

d) Warrants outstanding

The fair value of warrants issued in 2005 were determined at the grant date using the Black-Scholes model assuming a dividend yield of Nil (2004 – Nil), risk-free interest rate of 5% (2004 – 3%) and an expected volatility rate of 60% to 140% (2004 – 77%).

For the year ended December 31, 2005, $1,509,225 (2004 - $708,474) of the monies raised and commissions for Agents has been allocated to these share purchase warrants with the corresponding amount charged to share capital.

As at December 31, 2005 the Company has the following share purchase warrants outstanding:

					Weighted
				Weighted	Average
				Average	Contractual
Issued	Expiry	Number	Price	Price	Life
Nov 2004	May 2006	2,020,074	$0.50	$0.50	0.42 years
Sept 2004	Sept 2006	1,655,306	$0.45 - $0.55	$0.53	0.75 years
Feb 2005	Feb 2007	5,871,000	$0.40	$0.40	1.08 years
Mar 2005	Mar 2007	5,000,000	$0.44	$0.44	1.25 years
Aug 2005	Aug 2007	1,200,660	$0.45	$0.45	1.67 years
Sept 2005	Sept 2007	1,919,700	$0.45	$0.45	1.75 years
Exercised	Mar to Sept 2005	(2,919,359)	$0.35	$0.35
Expired	Mar to Oct 2005	(1,849,808)	$0.35 - $0.60	$0.51
Total issued and outstanding, end of year		17,666,740		$0.44	1.13 years

As at December 31, 2004, the Company has the following share purchase warrants outstanding:

					Weighted
				Weighted	Average
				Average	Contractual
Issued	Expiry	Number	Price	Price	Life
Sept 2003	Sept 2005	3,821,070	$0.35	$0.35	0.75 years
Mar 2004	Mar 2005	1,066,667	$0.60	$0.60	0.25 years
Sept 2004	Sept 2006	1,222,222	$0.55	$0.55	1.75 years
November 2004	May 2006	2,170,074	$0.50	$0.50	1.42 years
Issued to Agent	Nov. 2005 to Nov. 2006	343,584	$0.50–0.60	$0.53	1.44 years
Total issued and outstanding, end of year		8,623,617		$0.45	1.03 years

e) Obligation to be settled via the issue of shares

Pursuant to the agreement for acquisition of assets from Sigma-Lamaque, the Company agreed to pay a total of $6,000,000 to certain unsecured creditors of the Sigma-Lamaque Limited Partnership. The Company paid $125,000 in cash to these creditors on closing of the acquisition. The remaining balance of $5,875,000 can be paid via the issuance of common shares or cash at the option of the Company. The Company has agreed to issue up to 13,694,638 common shares in tranches as follows: 15% on the closing date of the agreement, 10% 4 months thereafter, 15% 8, 12, 16, 20 and 24 months thereafter to settle this debt. In September 2004, the Company issued 2,054,196 common shares in the amount of $881,250 in accordance with the agreement. In 2005, the Company issued 5,477,856 common shares for the value of $2,348,630 resulting in a remaining obligation of $2,645,120 at December 31, 2005. At December 31, 2005, the Company had reserved an additional 6,162,586 (2004- 11,640,442) shares to be used for the settlement of this liability.

The Company has recorded $583,127 (Note 6) payable as an obligation to be settled in shares for operating royalties on gold production at the Sigma Mine. Subsequent to year end, the Company reached an agreement to settle this obligation (Note 21 (c)).

f) Per share amounts

	2005	2004
Weighted average number of shares –basic	41,170,163	13,355,162
Dilutive effect of options	—	—
Dilutive effect of warrants	—	—
Dilutive effect of convertible debt	—	—
Fully diluted	41,170,163	13,355,162

All options, warrants and convertible debentures were excluded from the diluted calculation as they were either not in the money or anti-dilutive.

13. Asset Retirement Obligations

The Company is obliged to post reclamation bonds to provide for environmental remediation of its mine sites at the end of their useful life. According to the remediation agreement between the prior Sigma-Lamaque mining asset owners and the government of Québec, the undiscounted amount for asset retirement obligation costs was estimated to be $3,690,171 (2004 — $3,690,000). Under this plan, Sigma-Lamaque was obliged to post bonds accumulating to 70% of the estimated future remediation costs according to the following schedule:

	Annual Amount	Cumulative Bond to be Posted
Due 2006	214,000	286,000
Due 2007	359,000	645,000
Due 2008	501,000	1,146,000
Due 2009	647,000	1,793,000
Due 2010	1,009,800	2,802,800

The Company has accrued an estimated liability based on the above figures, discounted to December 31, 2005 using a 10% (2004 - 10%) discount factor in the amount of $2,234,406. These payments are expected to be made over the next 10 years. The Company has recorded an accretion of $27,684 (2004 - $Nil) during 2005. The liability is subject to revision based on future mine resource realization, and other factors which affect the costs incurred at future dates.

No liability has been recorded in the financial statements for an environmental reclamation bond with respect to the Carolin Mine and mining assets, as the Company has no reasonable basis upon which to estimate the amount, if any.

The Company has reclamation bonds in the amount of $493,000 of which $200,000 is being held for the Carolin Mine and $293,000 for the Sigma-Lamaque.

14. Commodity Contracts and Financial Instruments

The Company enters from time to time into limited gold forward or option agreements to manage the price volatility of the commodities produced at the operating mine. Foreign exchange transactions are limited to matching amounts approximately equal to the weekly metal sales.

At December 31, 2005, the Company had 14,250 ounces of gold to be delivered under forward contract at US $456 per ounce. The company has recorded unrealized loss on derivative contracts of US $1,109,317 (2004 – $Nil).

15. Related Party Transactions

Except as noted elsewhere in these consolidated financial statements, the Company was involved in the following related party transactions:

a) In 2005, the Company paid $25,687 (2004 - $18,000) in office rent to a company controlled by a director and officer and by a Family Trust of a director and officer. The Company leased space from this company on a month-to-month basis at US$2,062 per month. There was no outstanding amount due at the end of 2005.

15. Related Party Transactions

b) Included in corporate administrative expenses are legal fees of $190,525 (2004 - $416,885) were paid to a firm which the Company’s Corporate Secretary is a partner. At December 31, 2005 included in accounts payable was $107,742 (2004 - $138,802) due to the legal firm.

Included in accounts receivable is a credit of $44,080 (2004 - $40,354) due from a company with common officers and directors of the Company. The Company also recorded revenues of $336,705 (2004 - $64,136) for geological services to this same company. The company also received $12,533 (2004 – $Nil) for rental of equipment and $60,744 (2004 - $Nil) as reimbursement for other office facilities.

In 2004, the Company paid a total of $410,000 to a company with common officers and common directors in exchange for the Carolin Mine property (Note 4). Of this total amount, $275,000 was paid in cash and the remaining $135,000 was paid via the issuance of 300,000 common shares of the Company.

Except as disclosed, all related party transactions in the normal course of business have been measured at the agreed upon exchange amounts, which is the amount of consideration established and agreed to by the related parties. Exchange amounts approximate fair values.

16. Commitments and Contingencies

a) As detailed in Note 5, the Company has entered into various exploration properties option agreements pursuant to the terms of which it is committed, if it exercises all options, to the following:

	Advance	Work	Claim
	Royalty (US$)	Commitment (US$)	Maintenance (US$)	Total (US$)
2006	20,000	125,000	10,600	155,600
2007	30,000	125,000	10,600	165,600
2008	50,000	125,000	10,600	185,600
2009	75,000	125,000	10,600	210,600
2010 on	1,935,000	3,125,000	127,200	5,187,200
	2,110,000	3,625,000	169,600	5,904,600

The Company has no material commitments pursuant to its current property lease agreements. The above table excludes commitments related to properties returned by the Company.

b) The Company has commitments under capital lease contracts as detailed in Note 7.

c) The Company was the subject of a lawsuit brought by Xystus Ltd. on November 8, 2004 in connection with the acquisition of the Sigma-Lamaque property. Xystus claims success fees and other compensation in the amount of $299,978, consisting of $161,413 in cash and $138,565 in shares of the Company. The case is set for trial in 2007. It is management’s opinion that the claim is without merit.

d) In February 2005, the Company entered into an agreement with a company, which is related via a common director and a Family Trust of a director, to lease office space for US$2,486 per month including operating costs which expires in five years.

e) The Company has entered into employment contracts, automatically renewable annually, with three individuals who are also shareholders and officers of the Company. If these Agreements are terminated by the Company, without cause or if there is a change in control of the Company which is greater than 30%, the officers will receive severance pay from the Company.

f) The Company has agreed to indemnify certain individuals, who have acted at the Company’s request to be an officer or director of the Company, to the extent permitted by law, against any and all damages, liabilities, costs, charges or expenses suffered by or incurred by the individual as a result of their service. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to beneficiary of such indemnification agreement. The Company has purchased various directors and officers insurance policies to reduce the risks associated with such indemnification.

Additionally, in the ordinary course of business, other indemnifications may have also been provided pursuant to provisions of purchase and sale contracts, service agreements, joint venture agreements, operating agreements and leasing agreements. In these agreements, the Company has indemnified counterparties if certain events occur. These indemnification provisions vary on an agreement by agreement basis. In some cases, there are no pre-determined amounts or limits included in the indemnification provisions and the occurrence of contingent events that will trigger payment under them is difficult to predict. Therefore, the maximum potential future amount that the Company could be required to pay cannot be estimated.

g) As discussed in Note 3, the finalization of the purchase price has not occurred. Management believes that by issuing common shares and providing cash, the Company substantially fulfilled its obligations with respect to the Arrangement. Subsequent to closing, management is disputing the proposed mining taxes receivable. Also, any gains from payments on debt to unsecured creditors will be adjusted to the purchase price paid. Any adjustment to the purchase price from this dispute will be accounted for as a purchase price adjustment in the period that the adjustment is finalized.

h) The Company is committed to expend $784,935 pursuant to flow through shares issued in 2005.

17. The effective tax rate of income tax varies from the statutory rate as follows:

Income Taxes

	2005	2004
Combined tax rates	36.0%	41.0%
Expected income tax provision at statutory rate	$(3,569,203)	$(1,145,709)
Stock compensation	223,956	184,971
Resource	—	123,248
Rate reduction	32,023	—
Other permanent differences	10,797	76,585
Change in valuation allowance	2,614,352	(70,115)
	$(688,075)	$(831,020)

At December 31, subject to confirmation by income tax authorities, the Company has the following unrecognized undeducted tax pools:

	2005	2004
Undepreciated capital cost	$31,855,414	$20,849,194
Non-capital losses carried forward for tax purposes available from time to time until 2011	8,950,000	2,757,897
Foreign acquisition and exploration expenses	858,516	858,516
Cumulative Canadian development expenses	5,000,870	5,000,870
Un-deducted share issue costs carried forward	1,326,000	860,362
	$47,990,800	$30,326,839

These pools are deductible from future income at rates prescribed by the Canadian or United States taxation authorities.

The components of the Company’s future income tax asset are a result of the origination and reversal of temporary differences and are comprised of the following:

Nature of temporary differences	2005	2004
Property and equipment	$(134,358)	$(1,204,499)
Unused tax losses carry forward	3,222,024	1,114,338
Share issue costs	477,348	352,748
Future income tax (liability) asset	3,565,014	262,587
Valuation allowance Future income tax asset	(2,876,939)	(262,587)
	$688,075	$—

18. Financial Instruments

As disclosed in Note 2(f), the Company holds various forms of financial instruments. The nature of these instruments and the Company’s operations expose the Company to foreign exchange risk, concentration of credit risk and commodity price risk. The Company manages its exposure to these risks by operating in a manner that minimizes its exposure to the extent practical.

a) Foreign exchange risk

The Company incurs operating and exploration expenses in the United States (“US”). Accordingly they are subject to fluctuations in exchange rates. The Company does not have any exposure to highly inflationary foreign currencies.

b) Concentration of credit risk

A significant portion of the Company’s cash and cash equivalents are held with the same financial institution and, as such, the Company is exposed to all the risks associated with that entity.

c) Commodity price risk

The Company’s profitability is highly dependent on the world price of gold.

19. Non-Cash Transactions

In addition to items disclosed elsewhere in these statements the Company had the following non-cash transactions:

a) During 2005, pursuant to option agreements, the Company issued Nil (2004 – 700,000) common shares to property owners with an attributed value of Nil (2004 - $315,000).

b) During 2005, the Company issued Nil (2004 – 547,778) shares and 1,360,860 (2004 – 396,641) of warrants as commissions valued at $Nil (2004 - $240,500) and $214,267 (2004 - $58,469), respectively.

c) During 2005, the Company issued 4,224,704 (2004 – 514,329) shares as interest payments and fee on convertible debentures valued at $1,734,205 (2004 - $251,507). The Company also issued 1,880,581 shares (2004 – Nil) on conversion of $710,000 (2004 - $Nil) of convertible debentures.

d) During 2005, the Company issued 640,997 (2004 – 547,778) shares in lieu of payment for financial and other consulting services rendered in the amount of $245,350 (2004 - $240,500).

e) During 2005, the Company issued 2,985,128 (2004 – Nil) shares in lieu of payment for capital assets in the amount of $1,217,136 (2004 - $Nil).

20. Segmented Information

The Company’s activities include the acquisition and exploration of mineral properties.

Geographic Segments

The Company has two geographic segments: Canada and the United States. The segment in Canada is responsible for corporate financing and other business development activities for the consolidated group, as well as acquisition and development of mining properties, notably the Sigma-Lamaque property and six other exploration properties in Val-d’Or, Québec. The segment in the United States is responsible for management of the Company.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

December 31, 2005	Canada	United States	Total
Segment loss	8,012,664	1,213,714	$9,226,378
Segment revenues	$24,567,529	—	$24,567,529
Segment mineral properties, property, plant and equipment	$48,554,554	$1,012,524	$49,567,078
Segment assets	$55,946,809	$1,159,404	$57,106,213

December 31, 2004	Canada	United States	Total
Segment loss	$1,036,247	$927,146	$1,963,393
Segment revenues	$83,221	$—	$83,221
Segment mineral properties, property, plant and equipment	$31,060,432	$885,950	$31,946,382
Segment assets	$33,899,104	$924,615	$34,823,719

20. Segmented Information

The Company’s activities include the acquisition and exploration of mineral properties.

Geographic Segments

The Company has two geographic segments: Canada and the United States. The segment in Canada is responsible for corporate financing and other business development activities for the consolidated group, as well as acquisition and development of mining properties, notably the Sigma-Lamaque property and six other exploration properties in Val-d’Or, Québec. The segment in the United States is responsible for management of the Company.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

December 31, 2005	Canada	United States	Total
Segment loss	$8,012,664	$1,213,714	$9,226,378
Segment revenues	$24,567,529	—	24,567,529
Segment mineral properties, property, plant and equipment	$48,554,554	$1,012,524	$49,567,078
Segment assets	$55,946,809	$1,159,404	$57,106,213

December 31, 2004	Canada	United States	Total
Segment loss	$1,036,247	$927,146	$1,963,393
Segment revenues	$83,221	$-	$83,221
Segment mineral properties, property, plant and equipment	$31,060,432	$885,950	$31,946,382
Segment assets	$33,899,104	$924,615	$34,823,719

21. Subsequent Events

a) In February 2006, the Company announced the incorporation of a wholly owned Peruvian subsidiary, Century Mining Peru S.A.C., based in Lima. The formation of the subsidiary is the first step of an aggressive expansion program into Peru. The Company has acquired by concession petition approximately 5,000 hectares for a new exploration project called Colina Dorada.

b) In the first quarter of 2006, all remaining convertible debentures that had not been converted into common shares in 2005 were converted, either in partial conversions at the option of the debenture holders, or conversions that were forced by the Company. Subsequent to year-end, the Company issued 15,355,182 common shares on conversion of the remaining principal amount of $7,790,000 of the original $8,500,000 10% Convertible Debentures having a conversion price of $0.51 per share on issue. Also in the first quarter, the Company issued 6,477,271 common shares on conversion of the $2,850,000 principal amount of 10% Convertible Debentures having a conversion price of $0.44 per share.

c) On March 29, 2006, the Company reached an agreement with SGF Mines Inc. to buy back the SGF royalty on gold production from the Sigma-Lamaque Complex. The Company has paid SGF $2.0 million in cash and issued 3.0 million common shares of Century to SGF at a deemed price of $1.50 per share in full settlement of past royalties due and owing and all future obligations.

d) On March 30, 2006, the Company announced that it reached an agreement with the owners and secured creditor to purchase 60% controlling interest in San Juan Gold Mines S.A.A., and 60% interest in Minera Chorunga S.A.A. in Peru. The remaining 40% interest is owned by the existing labour force. As consideration for the purchase, the Company will pay a total of US$4.5 million in cash, US$600,000 worth of common shares of Century, and 1.0 million common shares of Century. As part of the transaction, the Company has purchased US$9.9 million of outstanding bank debt that secures the majority of the mining concessions. This bank debt was purchased for US$2.5 million and is part of the total US$4.5 million consideration. The balance of the cash purchase price and century shares will be used to pay the shareholder and pay down unsecured creditors, leaving San Juan and Minera Chorunga essentially free of liabilities other than the secured debt that Century is purchasing as part of this transaction.

e) Subsequent to year end, the Company entered into equipment capital lease contracts which require payments as follows:

2006	$64,105
2007	$70,605
2008	$77,266

f) On April 11, 2006, the Company announced a non-brokered private placement of units of up to $25 million. Each unit is priced at $1.25 and consists of one common share plus one-half share purchase warrant exercisable at $2.00 for a period of 24 months. Warrants are exercisable within 10 days if the 20-day weighted average closing share price exceeds $2.25.

22. Schedule of Mineral Property Interests

December 31, 2005 and 2004	Dec 31 2004	Acquisition & Expenditures	Abandoned	Dec 3 12005
Alaska Acquisition	$745,950	$—	$—	$745,950
Exploration and other	91,066	31,279	—	122,345
British Columbia Acquisition	410,000	18,368	—	428,368
Exploration and Other	—		—	—
Ontario Acquisition	55,000	—	—	55,000
Exploration and other	—	—
Quebec Acquisition	655,000	—	—	655,000
Exploration and other	—	—	—	—
Northwest Territories
Acquisition	—	79,000	—	79,000
Exploration and other	—	—	—	—
	$1,957,016	$128,647	$—	$2,085,663

		Gross Hectares
Alaska	139 claims	1,162
British Columbia	207 claims	5,175
Québec	90 claims	2,151
Ontario	25 claims	400
Northwest Territories	122 leases	3,580
Gross Hectares		12,468

Corporate Information

Directors

Margaret M. Kent

Chairman, President & CEO

Ross F. Burns
Director, Vice President of Exploration

William J.V. Sheridan
Director, Corporate Secretary

Allen V. Ambrose 1 2
Director

David. C. Laing 1 2

Director

Honourable Donald S. Macdonald 1
Director

Pierre Desjardins 2

Director

1 Member of Audit Committee
2 Member of Corporate Governance and
Compensation Committees

Registrar & Transfer Agent
Computershare Trust

Company of Canada

510 Burrard Street, 3rd Floor

Vancouver, BC V6C 3B9

Auditors

Deloitte & Touche LLP

3000 Scotia Centre

700 Second Street S.W.

Calgary, AB T2P 0S7

Legal Counsel

Lang Michener LLP

BCE Place

181 Bay Street
Suite 2500
Toronto, ON M5J 2T7

Brouillette Charpentier Fortin,
Lawyers, LLP
22nd Floor
1100 René-Lévesque Blvd. West
Montréal, PQ H3B 5C9

Bankers
KeyBank
2081 Main Street
P.O. Box 1027
Ferndale, WA 98248

Royal Bank of Canada
3rd Floor
1025 West Georgia Street
Vancouver, BC V6E 3N9

Shareholder Inquiries and
Investor Relations Contact

Tom Thomsen or Graham Eacott

Annual and Special Meeting of

Shareholders

Friday, May 19, 2006 at 9:00 a.m.

The National Club

Howland Room

303 Bay Street

Toronto, ON

Canada

Shares Listed

TSX – Venture Exchange

Symbol: CMM

Share Capitalization
Authorized: Unlimited common
 shares without par value
Issued & Outstanding: 107, 494, 242
as at May 5, 2006
Fully diluted: 129,009,654

Head Office
441 Peace Portal Drive
Blaine, WA 98230
Phone: (360) 332-4653
Fax: (360) 332-4652
E-mail: info@centurymining.com
Web site: www.centurymining.com

Sigma Mine Office
300, 3rd Ave. East
P.O. Box 100
Val-d’Or, PQ J9P 4N9
Phone: (819) 874-3100 Fax: (819) 874-0445

Peruvian Office

Century Mining Peru S.A.C.

Av. Malecon Cisneros 810

Miraflores

Peru

Phone: 011-51-1-447-7851

Fax: 011-51-1-447-7856

441 Peace Portal Drive   Blaine   WA   98230

Phone: (360) 332-4653   Fax: (360) 332-4652   E-mail: info@centurymining.com

February 3, 2006

British Columbia Securities Commission	Fax: 604-899-6506
Alberta Securities Commission	Fax: 403-297-6156
Autorité des Marchés Financiers	Fax: 514-873-6155

Gentlemen:

Notice of Change of Auditors

Personnel actively involved in the audit of the Company have left BDO Dunwoody LLP (“BDO”) and joined the firm of Deloitte & Touche LLP (“Deloitte”).  As a result of these changes, BDO has agreed to resign as auditors of the Company and to facilitate the orderly transition of the audit files to Deloitte or any other successor.  The audit committee has reviewed the situation and determined that the appointment of Deloitte as auditors of the Company would provide for continuity for key audit engagement team members and be in the best interests of the Company.

As such, the Company’s audit committee has recommended that Deloitte & Touche LLP be appointed as the successor auditor and the Board of Directors have approved the same.

There were no reservations in the audit opinion issued by BDO on the Company’s financial statements for the last two completed fiscal years.

There were no reportable events cited by the Auditor and the Corporation is not aware of any reportable events and is of the opinion that none exists.

Yours very truly,

CENTURY MINING CORPORATION

Signed “Margaret M. Kent”

Margaret M. Kent

Chairman, President & CEO

Cc:          BDO Dunwoody LLP

                Deloitte & Touche LLP

Deloitte & Touche LLP
3000 Scotia Centre
700 Second Street S.W.
Calgary AB T2P 0S7
Canada

Tel: (403) 267-1700
Fax: (403) 264-2871
www.deloitte.ca

February 3, 2006

British Columbia Securities Commission

Alberta Securities Commission

Quebec Securities Commission

Dear Sirs:

Re: Century Mining Corporation (the “Company”)

We have read the statements made by Century Mining Corporation in the attached copy of Change of Auditor Notice dated February 3, 2006, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We hereby confirm our agreement with the information contained in the notice sent to us by the above-noted company dated February 3, 2006. This confirmation is based on our knowledge of the information at this date.

Yours truly,

Chartered Accountants

Member of
Deloitte Touche Tohmatsu

	BDO Dunwoody LLP	1900, 801-6 Avenue S.W.
	Chartered Accountants	Calgary Alberta Canada T2P 3W2
	and Advisors	Telephone: (403) 266-5608
Driving Growth		Fax: (403) 233-7833
www.bdo.ca

February 6, 2006

British Columbia Securities Commission

Alberta Securities Commission

Autorite des Marchés Financiers

Dear Sirs:

Re: Century Mining Corporation

Pursuant to National Instrument 51-102 (Part 4.11), we have been provided with the enclosed notice, dated February 3, 2006, with respect to our resignation as the Auditor of the Company. Based on the information available to us, we agree with the information contained in the attached notice.

We understand that the Notice of Change of Auditor along with this letter will be provided to the Company's registered shareholders.

Yours truly,

Signed "BDO Dunwoody LLP"

Chartered Accountants

Calgary, Alberta

cc:           Century Mining Corporation

                Deloitte & Touche LLP

BDO Dunwoody LLP is a Limited Liability Partnership registered in Ontario

Century Mining Corporation
Consolidated Financial Statements
For the years ended December 31, 2005 and 2004

1

Deloitte & Touche LLP
3000 Scotia Centre
700 Second Street S.W.
Calgary AB T2P 0S7
Canada

Tel: (403) 267-1700
Fax: (403) 264-2871
www.deloitte.ca

AUDITORS’ REPORT

To the Shareholders of
Century Mining Corporation

We have audited the consolidated balance sheet of Century Mining Corporation as at December 31, 2005 and the consolidated statement of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and the results of its operations and its cash flows for the year then ended, in accordance with Canadian generally accepted accounting principles.

The comparative financial statements as at and for the year ended December 31, 2004 presented for comparative purposes were audited by another firm of Chartered Accountants which expressed an opinion without reservation on those financial statements in their report dated April 4, 2005.

(signed) “DELOITTE & TOUCHE LLP”

Calgary, Alberta
April 17, 2006	Chartered Accountants

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Century Mining Corporation

Consolidated Balance Sheets

As at December 31	2005	2004

Assets
Current
Cash and cash equivalents	$808,896	$1,568,776
Accounts receivable	1,787,048	40,354
Inventories (Note 5)	2,414,436	—
Prepaid expenses & deposits	266,061	336,707
	5,276,441	1,945,837

Mining properties, other properties plant and equipment (Note 6)	49,567,078	31,846,382
Deferred finance fees (Note 4)	1,081,620	538,500
Future tax asset (Note 17)	688,075	—
Deposits for reclamation costs (Note 13)	493,000	493,000
	$57,106,214	$34,823,719

Liabilities and Shareholders’ Equity

Current
Accounts payable and accrued liabilities	$7,386,932	$791,725
Working capital gold facility (Note 9)	1,287,219	—
Current portion of long-term liabilities (Note 8 and 10)	3,819,851	—
Unrealized losses on derivative contracts	1,293,463	—
	13,787,465	791,725
Long-term notes (Note 10)	12,768,472	13,544,000
Asset retirement obligation (Note 13)	2,262,090	2,200,000
Capital lease obligation (Note 8)	3,806,169	—
	32,624,196	16,535,725

To be settled via issue of shares
Royalties payable (Note 7)	583,127	—
Unsecured creditors (Note 12 (e))	2,645,120	4,993,750
Convertible debentures (Note 11 and 21)	9,859,875	7,093,875
	45,712,318	28,623,350

Equity
Equity instruments (Note 12 (b))	26,485,245	13,101,440
Equity portion of convertible debenture (Note 11)	2,021,000	1,607,000
Contributed surplus (Note 12 (c))	1,199,546	577,446
Deficit	(18,311,895)	(9,085,517)
	11,393,896	6,200,369
	$57,106,214	$34,823,719

Approved on behalf of the Board:

signed “Margaret M. Kent”	Director
Margaret M. Kent
signed “Donald S. Macdonald”	Director
Donald S. Macdonald

The accompanying notes and schedule are an integral part of these audited consolidated financial statements.

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Century Mining Corporation

Consolidated Statements of Operations and Deficit

For the years ended December 31	2005	2004

Revenues
Mining operations	$24,183,331	$—
Geological fees and other	384,198	83,221
	24,567,529	83,221

Expenses
Mining operation	22,405,584	73,747
Operating royalties (Note 7)	536,226	—
Depreciation amortization and accretion (Note 6 and 13)	2,327,492	65,160
Amortization on deferred finance fees (Note 4)	909,780	61,500
Accretion on convertible debentures	1,040,000	200,875
Corporate administration	2,272,575	1,460,802
Interest on long-term notes	918,398	68,679
Interest and fees on convertible debentures (Note 10)	2,020,179	523,263
Stock based compensation	622,100	451,150
	33,052,334	2,905,176

Loss from operations before other items	(8,484,805)	(2,821,955)

Other items
Unrealized losses on derivative contracts	(1,293,463)	—
Foreign exchange gain (loss)	(136,185)	27,542
	(1,429,648)	27,542

Loss before income taxes	(9,914,453)	(2,794,413)

Future income tax recovery (Note 17)	688,075	831,020

Net loss for the year	(9,226,378)	(1,963,393)

Deficit, beginning of year	(9,085,517)	(7,122,124)

Deficit, end of year	$(18,311,895)	$(9,085,517)

Net loss per share — basic and diluted (Note 12 (f))	$(0.22)	$(0.15)

The accompanying notes and schedule are an integral part of these audited consolidated financial statements.

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Century Mining Corporation

Consolidated Statements of Cash Flows

For the years ended December 31	2005	2004

Cash flows from operating activities
Net loss for the year	$(9,226,378)	$(1,963,393)
Charges to operations not requiring a cash payment:
Future income tax recovery	(688,075)	(831,020)
Operating royalties (Note 7)	536,226	—
Interest and fees on convertible debentures (Note 11)	2,020,179	251,507
Interest on long-term notes	918,398	—
Accretion on debentures (Note 11)	1,040,000	200,875
Amortization, depreciation and accretion	2,284,550	65,160
Amortization on deferred finance fees	909,780	61,500
Amortization of deferred stripping costs	42,942	—
Shares issued for services	245,350	90,000
Stock based compensation	622,100	451,150
Foreign exchange loss	136,185	—
Unrealized losses on derivative contracts	1,293,463	—
	134,720	(1,674,221)

Net change to non-cash working capital balances
Receivable	(1,067,493)	(34,406)
Prepaid expenses	70,646	(106,707)
Inventory	(1,940,944)
Accounts payable and accrued liabilities	6,595,206	689,824
Working capital gold facility	1,151,033	—
	4,943,168	(1,125,510)

Cash flows from financing activities
Advances on convertible debenture	2,850,000	9,000,000
Payment for finance fees on debenture	(350,000)	(600,000)
Issue of equity instruments, net of share issue costs	6,025,563	3,483,329
	8,525,563	11,883,329

Cash flows from investing activities
Acquisition of Sigma	—	(7,690,102)
Acquisition of mineral properties	(68,432)	(375,000)
Purchase of term deposit	—	200,000
Capitalized stripping costs	(1,737,956)	—
Purchases and payment for properties and equipment	(12,422,223)	(1,554,585)
	(14,228,611)	(9,419,687)

Increase (decrease) in cash and cash equivalent	(759,880)	1,338,132

Cash and cash equivalent, beginning of year	1,568,776	230,644

Cash and cash equivalent, end of year	$808,896	$1,568,776

The accompanying notes and schedule are an integral part of these audited consolidated financial statements.

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Century Mining Corporation

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

1.     Nature of Operations

The Company was originally incorporated under the laws of British Columbia and has been continued under the Canada Business Corporations Act (“CBCA”).  The Company is engaged in the acquisition, exploration, development and operation of mining properties, principally gold.  The Company’s principal operating unit is located in Québec, Canada.

The accompanying consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities and commitments in the normal course of business.  The continuing operations of the Company are dependent upon the raising additional financing, achieving positive operations and achieving positive cash flow from future operations.

Throughout the period of these consolidated financial statements, the costs related to mineral property exploration, other than those in the Québec region, have been considered as costs related to exploration of such properties.  The Company completed testing of a bulk sample at the Sigma Mine in Québec and commenced commercial gold production on May 25, 2005.

2.              Significant Accounting Policies

Management has prepared the consolidated financial statements of the Company, in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The consolidated financial statements are expressed in Canadian dollars, except where noted. The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.  The financial statements have, in management’s opinion, been properly prepared using careful judgment with reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

a)              Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.  All material inter-company transactions have been eliminated.  The reference to “the Company” in these financial statements includes the parent and its subsidiaries.

b)             Mineral properties

Mineral properties, including options to mineral claims, are stated at cost.  The recorded cost of mineral properties and exploration and development interests is based on cash paid and the fair value, if any, of shares issued given for mineral properties and exploration and development costs incurred.  The recorded costs are not an indication of fair value or recoverable amounts.

All direct and indirect costs relating to the acquisition of mineral properties are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or when management has determined that there is impairment in the carrying values of those mineral properties.

All direct and indirect costs relating to the exploration of specific properties with the objective of locating, defining and delineating the mineral reserves on these specific properties are capitalized as deferred exploration costs.

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Amortization of these costs is based on a unit-of-production basis, based on estimated proven and probable reserves and measured and indicated resources of minerals of the areas, should such reserves and resources be found.  Properties are abandoned either when the lease expires or when management determines that no further work will be performed on the property since it has no value to the Company.  When significant properties in an area of interest are abandoned, the costs related thereto are charged to income on a pro-rata basis to the total costs to date included in the area, in the year of abandonment.  The proceeds received from a partial disposition or an option payment is credited against the costs.  In addition, if there has been a delay in development activity for several successive years, a write down of the impairment amount of the costs capitalized to those projects will be charged to income.

General exploration costs are expensed as incurred.

c)              Property, plant and equipment

Property, plant and equipment are recorded at cost.  Plant, buildings and equipment related to the mining operation are amortized on a unit of production basis as detailed in Note 2 (b) as they are utilized in the mining operations as the mine life is estimated to be shorter than the normal life of these assets. Mobile leased equipments have been amortized at 10% over 10 years of estimated life on a straight line basis. For other equipment (non-mining), amortization is determined using the declining balance basis, over the estimated useful life of the asset at a rate of 30% per annum.

d)             Inventory

In process gold inventory is valued at the lower of average production cost and net realizable value.  Production costs include mining costs, direct labor, operating materials and supplies, transportation costs, royalties and an applicable portion of operating overhead, including depreciation and depletion.

Consumables and supplies, which consist of spare parts and consumable goods used for general repairs and maintenance, are recorded at the lower of cost and net realizable value.

Gold doré and gold bullion awaiting delivery to refinery or settlement are carried at the lower of average cost or market value.

e)              Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred and records a corresponding increase in the carrying value of the related long-lived asset.  The fair value is determined through a review of engineering studies, industry guidelines, and management’s estimate on a site by site basis.  The liability is subsequently adjusted for the passage of time, and is recognized as an accretion expense in the statement of operations under asset retirement obligations.  The liability is also adjusted due to revisions in either the timing or the amount of the original estimated cash flows associated with the liability.  The increase in the carrying value of the asset is amortized using the unit of production method based on estimated gross proven reserves as determined by independent engineers.  Actual expenditures incurred are charged against the accumulated obligation with any gain or loss being realized into income in the period of settlement.

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f)                Exploration and development cost

The Company commenced commercial production on May 25, 2005.  Exploration and development costs up to May 24, 2005 have been deferred and are being amortized on the unit-of-production basis.

g)             Deferred stripping costs

The Company defers stripping costs based on the tonnes of waste moved in excess of the life-of-pit average strip ratio and deferring the mining cost of the excess waste at the average mining cost per tonne during the period.  Costs are recovered in periods when the actual tonnes of waste moved are less than what would have been moved at the average life-of-pit rate, such tonnes being valued at the average cost of the waste tonnage amounts capitalized.

In periods when the strip ratio exceeds the pit average, the costs of the excess stripping are excluded from the operating costs.  In periods when the strip ratio is less than the pit average, capitalized waste costs are added back to operating costs.

h)             Financial instruments

The Company carries various financial instruments.  Unless otherwise indicated, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

i)                 Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank balances, term deposits and investments with maturities of three months or less.

j)                 Per share amounts

The calculation of loss per share is based on the weighted average number of shares outstanding during the year, as calculated using the treasury stock method.  Diluted loss per share has not been disclosed as the effects of share conversions and the exercise of options and warrants would be anti-dilutive.

k)              Income taxes

The Company uses the liability method of accounting for income taxes.  Under this method, future income tax liabilities and future income tax assets are recorded based on temporary differences, the difference between the carrying amount of an asset and liability in the balance sheet and its tax basis, the carry forward of unused tax pools and unamortized share issue costs.  Future income tax assets and liabilities are measured using income tax rates expected to apply on the years in which temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period that the change is substantially enacted.  Future income tax assets are evaluated and if realization is not considered “more likely than not”, a valuation allowance is provided.

l)                 Deferred finance fees

Finance fees paid on convertible debentures are capitalized and amortized over the term of the convertible debentures.

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m)           Revenue recognition

Revenue from the sale of gold is recognized after the completion of the refining process, the delivery of gold to the buyers and collection is reasonably assured. Revenue from the sale of silver is recorded as a by product and deducted from operating costs after the completion of the refining process, delivery to the buyers and collection is reasonably assured.

Revenue associated with the geological services provided by the Company is recognized when services are performed.

n)             Flow-through shares

The resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with tax legislation.  Under the liability method of accounting for income taxes, the future income taxes related to the temporary difference arising at the actual renunciation date are recorded at that time together with a corresponding reduction to the carrying value of the shares issued.

o)             Joint venture

The Company’s exploration and development activities may be conducted jointly with others. These consolidated financial statements reflect only the Company’s proportionate interest in such activities.

p)             Stock-based compensation plan

The Company records compensation expense when stock or stock options are issued under the plan for all options issued after January 1, 2003.  The fair value is measured at the grant date and charged to earnings over the vesting period with a corresponding increase in contributed surplus.  Consideration paid on exercise of options is credited to share capital. None of the Company’s awards call for settlement in cash or other assets.  Upon the exercise of the stock options, consideration paid together with the amount previously recognized in contributed surplus is recorded as an increase in share capital.  In the event that the options expire, previously recognized compensation expense associated with such stock options is not reversed.

q)             Mineral tax credit

Government assistance is recorded as a reduction of the cost of the applicable assets as determined by the terms and conditions of the agreement under which the assistance is provided.  Claims for government assistance are accrued when the amount is determinable and collection is reasonably assured.

r)                Measurement uncertainty

The amounts recorded for amortization and depletion of mineral properties and equipment, deferred stripping, the accretion liability for asset retirement obligations and the amount recorded for future income taxes are based on estimates.  The impairment test is based on estimates of proven and probable reserves and measured and indicated resources, production rates, mineral prices, future costs and other relevant assumptions. The deferred stripping calculation is based on the stripping ratio of waste to ore mined over the life of mine and the estimated future waste mining costs. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes and estimates in future periods could be significant.

9

For mineral properties on which mineral claims have either expired or are being applied for, the Company’s management assesses the likelihood of obtaining the required mineral claims approvals based on completing commitments, past experiences and other factors.  Costs are continued to be deferred if it is likely that the license will be granted. In the event that the mineral claim is not renewed or granted, the related costs on the property will be written off in the period that the Company receives confirmation of same.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which were fully tradable with no vesting restrictions.  This option valuation model requires the input of highly subjective assumptions including the expected stock price volatility. Because of the Corporation’s stock options and warrants have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the calculated fair value, such value is subject to measurement uncertainty

s)              Foreign currency

Foreign currency balances of the foreign subsidiary are translated using the temporal method for integrated operations on the following basis:

i)                 monetary assets and liabilities – at the rate of exchange prevailing at the year end;

ii)              non-monetary items – at the rate of exchange prevailing at the dates of the transactions;

iii)           revenues and expenses – at the monthly average rate of exchange; and

iv)          Gains and losses on translation of monetary assets and liabilities are disclosed in the consolidated statement of operations and deficit.

Foreign currency transactions entered into are recorded at exchange rates prevailing on the transaction date. Resulting monetary assets and liabilities are recorded at period-end exchange rates and non monetary assets continue to be recorded at the original transaction rates.  Resulting foreign exchange gains or losses are expensed as incurred.

t)                Derivative contracts

The Company has identified the quantity and period of future gold production to be hedged based on the mining plans for its Sigma Mine.  The Company assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items.

The Company enters from time to time into commodity contracts, prepaid forward sales agreements to manage the price volatility of the commodities produced at its operating mine and the foreign currency exposure for its Canadian operations.

All derivative financial instruments are accounted for on a mark to market basis.

u)             Reclassification

Certain comparative figures have been reclassified to conform to the current year’s presentation.

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3.                 Asset Acquisitions

During 2004, the Company completed significant asset acquisitions:

a)                The purchase of 100% of the Sigma-Lamaque Limited Partnership assets (“Sigma-Lamaque”), which include machinery and equipment, a 5,000 ton per day mill, mining infrastructure, and mining claims and concessions principally located in Val-d’Or, Québec;

b)               100% interest in a group of exploration properties located in the Val-d’Or area (“Exploration”);

c)                An exclusive option and right to earn a 70% interest in the Carolin Mine in Hope, British Columbia.

The cost of these acquisitions and the allocation among the different assets and liabilities on the acquisition dates were accounted for as follows:

Assets acquired and liabilities assumed ($’000’s):

	Sigma-Lamaque	Exploration	Carolin Mine
Mining taxes receivable	$375	$(375)	$—
Consumables and supplies	2,000	—	—
Asset remediation deposits	293	—	—
Land	860	—	—
Buildings	2,000	—	—
Mining assets and equipment	23,406	655	410
Provision for reclamation & closure costs	(2,200)	—	—
	$26,734	$280	$410

Acquisition Costs:

	Sigma-Lamaque	Exploration	Carolin Mine
Long-term debt assumed	$13,544	$—	$—
Shares issued to settle unsecured debt	881	180	135
Unsecured debt assumed	4,993	—	—
Transaction costs	908	—	—
Net cash	6,408	100	275
	$26,734	$280	$410

The amounts allocated to assets and liabilities acquired are based on the best information available at financial statement date, and include the use of estimates of valuations of future assets and liabilities which are subject to change.

As a part of the acquisition, the Company acquired certain mineral tax credits receivable the value of which is not readily determinable and currently under dispute. Once the Company can determine the value of these mineral tax credits receivable, the allocation of the purchase price will be adjusted accordingly.

Under the terms of the debt assumed, the Company may be entitled to significant early payment discounts (Note 9). The fair value of this debt has been estimated based on the terms of the debt. In the event that the Company settles this balance at an amount different from this accrual, the difference will be treated as a purchase price adjustment. The resulting difference will be an adjustment between long-term debt and the value attributed to the mining assets acquired.

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4.                 Deferred Finance Fees

	2005	2004
Balance, beginning of year	$538,500	$—
Additions incurred during the year	1,452,900	600,000
Amortization	(909,780)	(61,500)
Balance, end of year	$1,081,620	$538,500

In 2005, the Company paid $350,000 (2004 - $600,000) pursuant to costs associated with the additional draw down of $2,850,000 of convertible debentures (Note 11). In conjunction with this issuance, 5,000,000 (2004 — Nil) warrants were issued at an exercise price of $0.44 and expiry term of 2 years. The Company fair valued these warrants using the Black Scholes model with assumptions of 82% volatility and 5% risk free rate. These deferred finance fees are being amortized over the term of the debentures.

5.                 Inventories

	2005	2004
In process gold	$1,658,821	$—
Finished gold	405,778	—
Consumables	349,837	—
	$2,414,436	$—

6.                 Mining Properties, Other Property, Plant and Equipment

	2005		2004
	Cost	Accumulated Amortization	Cost	Accumulated Amortization

Land	$860,000	$—	$860,000	$—
Buildings	2,868,860	89,136	2,622,110	—
Mineral properties (Schedule)	2,085,663	—	1,957,016	—
Equipment	10,437,948	1,433,899	427,531	67,006
Mining and plant equipment	32,646,957	800,837	24,276,731	—
Deferred stripping	1,737,956	42,942	—	—
Consumables and supplies	1,296,508	—	1,770,000	—
	51,933,892	2,366,814	$31,913,388	$67,006

Cost less accumulated amortization		$49,567,078		$31,846,382

Included in mining and plant equipment is equipment under capital lease with original cost of $8,056,691 (2004 - $Nil) and net book value of $7,429,844 (2004 - $Nil).

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In 2005, excluded from the amortization base is $2,085,663 (2004 - $1,957,016) which consists of various mineral properties in the development stage.

During 2005, the Company expended $8,491,036 (2004 - $1,065,000) net of grants, option payments, and mineral tax credits, on the exploration and development of these mineral properties, of which all (2004 - $655,000) was expended in Québec.

In 2005, the Company capitalized $170,827 (2004 — $Nil) of salaries paid to members of corporate management team. In addition, preproduction costs, net of amortization, of $8,581,374 (2004 - $Nil) were capitalized up to May 24, 2005.

Mineral Properties — Alaska, USA

The Company has 100% interests in a number of properties in Alaska represented by 86 staked claims in good standing until September 1, 2006.  Subsequent to September 1, 2006 payments of US $100 per claim will be due to the Bureau of Land Management.

All of these properties are subject to a 3% NSR (“Net Smelter Royalty”) of which 1.2% - 1.5% is due to Karst Investments LLC.  These properties also require payment of advanced royalty of $20,000 in 2006.

Mineral Properties — Québec, Canada

Effective September 16, 2004 the Company acquired eight properties consisting of 90 claims covering an area of 2,151 hectares coincident with the Sigma-Lamaque Limited Partnership asset acquisition (Note 4).  They are located in the Val-d’Or, Québec area.  The Company paid annual renewal fees totaling $11,306 or incurred exploration expenditures in 2005 and 2006 as required in the agreements.

Mineral Properties — British Columbia, Canada

Carolin Mine

Effective June, 2004, the Company purchased the Carolin Mine property which consists of 126 claims totaling 1,900 hectares in southwestern British Columbia. The property is subject to a variable NSR. In addition, the Company paid fees of $6,594 on the property in 2005.

Mineral Properties — Northwest Territories

In December 2005, the Company acquired 122 mining leases from RSM Richter Inc. in its capacity as trustee of the estate of Miramar Giant Mine Ltd. for $79,000.  The Company has an obligation to pay an annual rent of $17,261.

7.                 Operating Royalties Payable

As part of the Sigma-Lamaque asset acquisition, the Company assumed the liability upon production to pay a net smelter return royalty (NSRR) based on the price of gold and gold production (Note 21 (c)).

During 2005, the Company recorded production royalty expenses of $648,165 of which $65,038 was paid in cash and $583,127 has been recorded as a non-cash obligation.  Of the total $648,165, the Company has capitalized $111,939 during the preproduction period and $536,226 has been recorded as direct costs included in the statement of operations.

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8.               Capital Lease Obligations

During 2005, the Company entered into capital equipment leases expiring in 2007 and 2008 with interest rates between 5% and 8%. The capital lease obligations as at December 31, 2005 are as follows:

2005
Balance beginning of year	$—
Fair value of initial capital leases	8,056,691
Less: payments made during the year	(2,418,163)
Add: interest portion of payments	294,492
$5,933,020

Future minimum lease payments under capital leases by year and in aggregate are as follows:

2006	$2,126,851
2007	2,258,131
2008	1,548,038
Total minimum lease payments	5,933,020
Less: current portion	(2,126,851)
$3,806,169

9.                 Working Capital Facility

In July 2005, the Company entered into an In-Process Gold Purchase Facility with a gold trading firm, under which this firm made available to the Company up to $1.0 million, on an uncommitted revolving credit facility basis, secured by future sale by the Company of In-Process Gold from the Sigma Mine.  Interest accrues on amounts drawn down by the Company at LIBOR plus 3% per annum.

The holders of convertible debentures (Note 10) have entered into a subordination agreement pursuant to which they subordinated their first priority secured interest on the In-process Gold to the gold trading firm.  As consideration, the Company amended the conversion price of $1.0 million worth of the 2004 convertible debentures from $0.51 to 95% of the market price at the time of conversion, subject to a minimum of $0.35 per share.  The Company valued the amendment in the conversion price at $123,100 using the Black Scholes option valuation model.  This amount has been expensed as additional fees.

As at December 31, 2005 there was 2,152 ounces of gold committed under this facility.

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10.          Long-Term Notes

As part of the Sigma-Lamaque asset acquisition, the Company assumed a debt of $18,544,000 due to Investissement Québec (IQ). Of this amount, $5,000,000 was repaid upon closing. The balance of $14,461,472 including principal of $13,544,000 and interest of $917,472 at December 31, 2005 is repayable according to the following terms:

a)                 Interest: The debt bears interest at IQ Prime + 0.75%, calculated daily on the unpaid balance, and payable quarterly beginning December 31, 2004.  In 2005, the Company entered into a new agreement with Investissement Québec to defer interest payments for 2005 and payable with the principal outstanding without any penalty.  Subsequent to year end, the Company paid interest of $266,250 for the first quarter of 2006 via the issuance of 221,875 shares.

b)                Principal: is repayable quarterly according to the following schedule:

i)	Payable June 30, 2006:	$846,500

ii)	Payable Sept. 30, 2006, and quarterly thereafter
	until December 31, 2010:	$423,250

iii)	Any remaining balance is due December 31, 2010

iv)          Should any balance be unpaid as at March 31, 2011, IQ has the right and option to convert the balance in whole or part to common stock at the average trading price of the prior 20 days, provided that the conversion does not create a change in control of the Company, or results in IQ owning more than 19.9% of voting shares of the Company.

b)                In addition to the principal payments above, beginning in the fiscal year-ended December 31, 2008, additional principal payments are required to the extent of 30% of free cash flow from the Sigma Mine site, after:

i)                 Principal and interest payable to other creditors that have financed this project;

ii)              Royalties and taxes;

iii)           Up to $1.5 million of actual head office costs;

iv)          Up to $1 million of exploration and exploitation expenditures incurred on assets acquired as part of this transaction, or which would supply ore to be treated in the plant acquired in this transaction.

c)                 The principal amount of the debt is repayable without penalty at any time. In addition, if the balance is prepaid in full, the amount repayable will be discounted as follows if paid on or before the last day of:

		Discount on Balance:
i)	December, 2006	20%

ii)	December, 2007	15%

iii)	December, 2008	10%

iv)	December, 2009	5%

d)                The debt is secured with a first charge on the mining claims and mining concessions purchased as part of the Sigma-Lamaque asset acquisition.

e)                 This long-term debt is subordinate to the convertible debenture holders’ security interest in the Sigma-Lamaque plant and equipment, and to the security of a financial institution providing a future hedging line of credit.

15

f)                     No dividends can be declared or paid to the Company’s shareholders as long as the senior long-term debt has an unpaid balance.

In May 2004, the Company issued a secured convertible debenture in the principal amount of    $500,000 to Global Holdings Inc. (“GMPC”). The principal portion of this debenture was repaid via the issuance of 1,111,111 common shares at $0.45 per share in November 2004. Interest due on the balance of $251,507 was paid via the issuance of 541,329 common shares for a deemed value of $251,507 in December 2004.

11.  Convertible Debentures

Upon the acquisition of the Sigma-Lamaque Complex in 2004 the Company issued a private placement $8,500,000 10% Convertible Debentures.  These Debentures are convertible up to 16,666,667 common shares of the Company.  The Debentures bear interest at 10% per annum, payable quarterly in cash or shares at the company’s option and mature on December 31, 2006.  The fair value of the conversion option of $1,607,000 associated with the Convertible debenture is recorded as Equity component of convertible debenture under shareholders’ equity. The value of the equity component of these debentures was determined using the Black Scholes model whereby the equity component is valued first using management’s best estimate of the market rates at the date of issue.  The difference between the proceeds of the debentures issued and the fair value of the equity portion is assigned to the equity component.  The split between the liability and equity components was based on an estimated 50% volatility factor. The accretion on the debenture is charged to earnings ratably to maturity.

In March, 2005, the Company drew down an additional $2,850,000 of convertible debentures.  Cash costs of $350,000 were incurred on this draw down.  The liability component of these Debentures is convertible into common shares of the Company at $0.44 per share. The Debentures bear interest at 10% per annum, payable quarterly in cash or shares at the company’s option and mature on December 31, 2006.  The fair value of the conversion option of $414,000 associated with the Convertible debenture is recorded as Equity component of convertible debenture under shareholders’ equity. The value of the equity component of these debentures was determined using the Black Scholes model whereby the equity component is valued first using management’s best estimate of the market rates at the date of issue.  The difference between the proceeds of the debentures issued and the fair value of the equity portion is assigned to the equity component.  The split between the liability and equity components was based on an estimated 30% volatility factor. The accretion on the debenture is charged to earnings ratably to maturity.

Total proceeds of convertible debentures	$11,350,000
Fair value of equity and conversion option	(2,021,000)
Value attributed to the debt component	9,329,000
Cumulative accretion on the debentures to December 31, 2005 (2004 - $200,875)	1,240,875
10,569,875
Debt converted to equity	(710,000)
$9,859,875

In 2005, the Company issued 6,105,285 shares to convertible debenture holders on account of interest of $1,046,005, annual fees of $688,200 and $710,000 of debt converted (Note 11 (b)) and paid approximately $285,974 of withholding taxes.

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12.  Equity Instruments

a)              Authorized

Unlimited common shares without par value.

b)    Issued and outstanding

	2005		2004
	Number of Shares	Amount	Number of Shares	Amount
Common Shares
Balance, beginning of year (i)	23,140,984	$12,392,966	8,821,139	$8,012,459
Issued for cash via private placement	9,740,000	3,497,837	3,400,755	912,382
Value attributed to warrants attached	—	(1,509,225)	—	—
Issued flow through shares for cash	5,107,000	1,912,450	4,504,177	2,026,880
Issued for conversion of convertibledebenture principal and interest and annual fee (Note 10)	6,105,285	2,444,205	1,625,440	751,507
Issued in exchange for mineral claims	—	—	700,000	315,000
Issued for cash on exercise of warrants	3,187,929	1,119,495	470,832	143,624
Issued to settle unsecured debt assumed	5,477,856	2,348,630	2,054,196	881,250
Issued for services and fee	640,997	245,350	547,778	240,500
Issued for capital assets	2,985,128	1,217,136	—	—
Issued to settle debt assumed	—	—	950,000	427,500
Issued to Agent	—	—	66,667	30,000
Tax effect on renounced expenditures	—	—	—	(831,020)
Share issue costs	—	—	—	—
Cash and shares	—	(504,199)	—	(435,500)
Warrants	—	(214,267)	—	(81,616)
Balance, end of year	56,385,179	$22,950,378	23,140,984	$12,392,966

Warrants
Balance, beginning of year	8,623,617	708,474	4,468,564	$15,100
Issued in private placement	7,720,000	1,772,034	4,267,422	611,758
Issued on convertible debenture	5,000,000	1,102,900	150,000	23,147
Issued to Agents and advisors	1,360,860	214,267	385,125	58,469
Exercised warrants	(3,187,929)	(262,808)	(647,494)	—
Expired warrants	(1,849,808)	—	—	—
Balance, end of year	17,666,740	$3,534,867	8,623,617	$708,474

Total equity instruments		$26,485,245		$13,101,440

In 2005 the Company issued 1,360,860 warrants with respect to agency and/or advisory fees for private placements completed.  These warrants were valued at $214,267 using the Black Scholes model assumptions of 5% risk free rate and volatility rate of 60% to 80%.  The related cost is included in share issue costs.

c)              Options

The Company has established a stock option plan under which the Company may grant options to purchase common shares.  Under the plan the Company may grant options to acquire common shares to a maximum of ten per cent of the common shares outstanding on a non diluted basis.  The exercise price shall not be less than the closing price of the shares on the trading day immediately proceeding the day on which the option is granted and for a maximum period of five years from the date that the option is granted.

17

Compensation expense of $622,100 (2004 - $451,150) has been recorded in the statement of operations.  The total fair value of the options granted in 2005 was $597,000 (2004 - $451,150) was using the following assumptions: dividend yield Nil (2004 — Nil), expected volatility 40% to 140% (2004 - 77%); risk-free interest rate 5% (2004 - 3%); and weighted average life of 4 years (2004 — 5 years).

The Company has the following stock options outstanding, all of which have had stock compensation expense recognized in respect thereof:

	2005		2004
	Number of Shares	Contributed Surplus	Number of Shares	Contributed Surplus

Options
Balance, beginning of year	1,925,000	$577,446	700,000	$126,296
Granted	3,135,000	499,000	1,550,000	451,150
Expired or cancelled	(1,160,000)	—	(325,000)	—
Balance, end of year	3,900,000	1,076,446	1,925,000	577,446
Value attributed to amendment of terms of convertible debentures (Note 8)	896,358	123,100	—	—
	4,796,358	$1,199,546	1,925,000	$577,446

The following table summarizes information about the stock options outstanding at December 31, 2005:

Options Outstanding	Option price	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of Options Currently Exercisable	Weighted Average Exercise Price of Options Currently Exercisable
450,000	$0.60	$0.60	2.83 years	450,000	$0.60
35,000	$0.54	$0.54	4.25 years	35,000	$0.54
500,000	$0.50	$0.50	3.45 years	500,000	$0.50
625,000	$0.45	$0.45	3.77 years	625,000	$0.45
1,430,000	$0.40	$0.40	4.45 years	805,000	$0.40
50,000	$0.38	$0.38	4.67 years	—	—
200,000	$0.37	$0.37	4.67 years	—	—
610,000	$0.35	$0.35	4.92 years	—	—
3,900,000	$0.35 - $0.60	$0.44	4.11 years	2,415,000	$0.43

The following table summarizes information about the stock options outstanding at December 31, 2004:

Options outstanding	Option price	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of Options Currently Exercisable	Weighted Average Exercise Price of Options Currently Exercisable
450,000	$0.60	$0.60	3.8 years	450,000	$0.60
550,000	$0.50	$0.50	4.4 years	550,000	$0.50
925,000	$0.45	$0.45	0.9 years	925,000	$0.45
1,925,000	$0.45 - $0.60	$0.50	2.55 years	1,925,000	$0.50

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d)             Warrants outstanding

The fair value of warrants issued in 2005 were determined at the grant date using the Black-Scholes model assuming a dividend yield of Nil (2004 — Nil), risk-free interest rate of 5% (2004 — 3%) and an expected volatility rate of 60% to 140% (2004 — 77%).

For the year ended December 31, 2005, $1,509,225 (2004 - $708,474) of the monies raised and commissions for Agents has been allocated to these share purchase warrants with the corresponding amount charged to share capital.

As at December 31, 2005 the Company has the following share purchase warrants outstanding:

Issued	Expiry	Number	Price	Weighted Average Price	Weighted Average Contractual Life
November 2004	May 2006	2,020,074	$0.50	$0.50	0.42 years
September 2004	September 2006	1,655,306	$0.45 - $0.55	$0.53	0.75 years
February 2005	February 2007	5,871,000	$0.40	$0.40	1.08 years
March 2005	March 2007	5,000,000	$0.44	$0.44	1.25 years
August 2005	August 2007	1,200,660	$0.45	$0.45	1.67 years
September 2005	September 2007	1,919,700	$0.45	$0.45	1.75 years
Exercised	March to Sep 2005	(2,919,359)	$0.35	$0.35
Expired	March to Oct 2005	(1,849,808)	$0.35 - $0.60	$0.51
Total issued and outstanding, end of year		17,666,740		$0.44	1.13 years

As at December 31, 2004, the Company has the following share purchase warrants outstanding:

Issued	Expiry	Number	Price	Weighted Average Price	Weighted Average Contractual Life
September 2003	September 2005	3,821,070	$0.35	$0.35	0.75 years
March 2004	March 2005	1,066,667	$0.60	$0.60	0.25 years
September 2004	September 2006	1,222,222	$0.55	$0.55	1.75 years
November 2004	May 2006	2,170,074	$0.50	$0.50	1.42 years
Issued to Agent	Nov. 2005 to Nov. 2006	343,584	$0.50 - $0.60	$0.53	1.44 years
Total issued and outstanding, end of year		8,623,617		$0.45	1.03 years

e)     Obligation to be settled via the issue of shares

Pursuant to the agreement for acquisition of assets from Sigma-Lamaque, the Company agreed to pay a total of $6,000,000 to certain unsecured creditors of the Sigma-Lamaque Limited Partnership. The Company paid $125,000 in cash to these creditors on closing of the acquisition.  The remaining balance of $5,875,000 can be paid via the issuance of common shares or cash at the option of the Company. The Company has agreed to issue up to 13,694,638 common shares in tranches as follows: 15% on the closing date of the agreement, 10% 4 months thereafter, 15% 8, 12, 16, 20 and 24 months thereafter to settle this debt.  In September 2004, the Company issued 2,054,196 common shares in the amount of $881,250 in accordance with the agreement. In 2005, the Company issued 5,477,856 common shares for the value of $2,348,630 resulting in a remaining obligation of $2,645,120 at December 31, 2005.  At December 31, 2005, the Company had reserved an additional 6,162,586 (2004- 11,640,442) shares to be used for the settlement of this liability.

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The Company has recorded $583,127 (Note 6) payable as an obligation to be settled in shares for operating royalties on gold production at the Sigma Mine. Subsequent to year end, the Company reached an agreement to settle this obligation (Note 21 (c)).

f)                Per share amounts

	2005	2004
Weighted average number of shares — basic	41,170,163	13,355,162
Dilutive effect of options	—	—
Dilutive effect of warrants	—	—
Dilutive effect of convertible debt	—	—
Fully diluted	41,170,163	13,355,162

All options, warrants and convertible debentures were excluded from the diluted calculation as they were either not in the money or anti-dilutive.

13.  Asset Retirement Obligations

The Company is obliged to post reclamation bonds to provide for environmental remediation of its mine sites at the end of their useful life. According to the remediation agreement between the prior Sigma-Lamaque mining asset owners and the government of Québec, the undiscounted amount for asset retirement obligation costs was estimated to be $3,690,171 (2004 — $3,690,000). Under this plan, Sigma-Lamaque was obliged to post bonds accumulating to 70% of the estimated future remediation costs according to the following schedule:

	Annual Amount	Cumulative Bond to be Posted
Due 2006	214,000	286,000
Due 2007	359,000	645,000
Due 2008	501,000	1,146,000
Due 2009	647,000	1,793,000
Due 2010	1,009,800	2,802,800

The Company has accrued an estimated liability based on the above figures, discounted to December 31, 2005 using a 10% (2004 - 10%) discount factor in the amount of $2,234,406. These payments are expected to be made over the next 10 years. The Company has recorded an accretion of $27,684 (2004 - $Nil) during 2005. The liability is subject to revision based on future mine resource realization, and other factors which affect the costs incurred at future dates.

No liability has been recorded in the financial statements for an environmental reclamation bond with respect to the Carolin Mine and mining assets, as the Company has no reasonable basis upon which to estimate the amount, if any.

The Company has reclamation bonds in the amount of $493,000 of which $200,000 is being held for the Carolin Mine and $293,000 for the Sigma-Lamaque.

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14.    Commodity Contracts and Financial Instruments

The Company enters from time to time into limited gold forward or option agreements to manage the price volatility of the commodities produced at the operating mine. Foreign exchange transactions are limited to matching amounts approximately equal to the weekly metal sales.

At December 31, 2005, the Company had 14,250 ounces of gold to be delivered under forward contract at US $456 per ounce. The company has recorded unrealized loss on derivative contracts of US $1,109,317 (2004 — $Nil).

15.  Related Party Transactions

Except as noted elsewhere in these consolidated financial statements, the Company was involved in the following related party transactions:

a)              In 2005, the Company paid $25,687 (2004 - $18,000) in office rent to a company controlled by a director and officer and by a Family Trust of a director and officer. The Company leased space from this company on a month-to-month basis at US$2,062 per month. There was no outstanding amount due at the end of 2005.

b)             Included in corporate administrative expenses are legal fees of $190,525 (2004 - $416,885) were paid to a firm which the Company’s Corporate Secretary is a partner. At December 31, 2005 included in accounts payable was $107,742 (2004 - $138,802) due to the legal firm.

c)              Included in accounts receivable is a credit of $44,080 (2004 - $40,354) due from a company with common officers and directors of the Company. The Company also recorded revenues of $336,705 (2004 - $64,136) for geological services to this same company. The company also received $12,533 (2004 — $Nil) for rental of equipment and $60,744 (2004 - $Nil) as reimbursement for other office facilities.

d)             In 2004, the Company paid a total of $410,000 to a company with common officers and common directors in exchange for the Carolin Mine property (Note 4). Of this total amount, $275,000 was paid in cash and the remaining $135,000 was paid via the issuance of 300,000 common shares of the Company.

Except as disclosed, all related party transactions in the normal course of business have been measured at the agreed upon exchange amounts, which is the amount of consideration established and agreed to by the related parties.  Exchange amounts approximate fair values.

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16.  Commitments and Contingencies

a)              As detailed in Note 5, the Company has entered into various exploration properties option agreements pursuant to the terms of which it is committed, if it exercises all options, to the following:

	Advance Royalty (US$)	Work Commitment (US$)	Claim Maintenance (US$)	Total (US$)

2006	20,000	125,000	10,600	155,600
2007	30,000	125,000	10,600	165,600
2008	50,000	125,000	10,600	185,600
2009	75,000	125,000	10,600	210,600
2010 on	1,935,000	3,125,000	127,200	5,187,200
	2,110,000	3,625,000	169,600	5,904,600

                        The Company has no material commitments pursuant to its current property lease agreements.  The above table excludes commitments related to properties returned by the Company.

b)             The Company has commitments under capital lease contracts as detailed in Note 7.

c)              The Company was the subject of a lawsuit brought by Xystus Ltd. on November 8, 2004 in connection with the acquisition of the Sigma-Lamaque property. Xystus claims success fees and other compensation in the amount of $299,978, consisting of $161,413 in cash and $138,565 in shares of the Company. The case is set for trial in 2007.  It is management’s opinion that the claim is without merit.

d)             In February 2005, the Company entered into an agreement with a company, which is related via a common director and a Family Trust of a director, to lease office space for US$2,486 per month including operating costs which expires in five years.

e)              The Company has entered into employment contracts, automatically renewable annually, with three individuals who are also shareholders and officers of the Company. If these Agreements are terminated by the Company, without cause or if there is a change in control of the Company which is greater than 30%, the officers will receive severance pay from the Company.

f)                The Company has agreed to indemnify certain individuals, who have acted at the Company’s request to be an officer or director of the Company, to the extent permitted by law, against any and all damages, liabilities, costs, charges or expenses suffered by or incurred by the individual as a result of their service.  The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to beneficiary of such indemnification agreement. The Company has purchased various directors and officers insurance policies to reduce the risks associated with such indemnification.

                        Additionally, in the ordinary course of business, other indemnifications may have also been provided pursuant to provisions of purchase and sale contracts, service agreements, joint venture agreements, operating agreements and leasing agreements.  In these agreements, the Company has indemnified counterparties if certain events occur.  These indemnification provisions vary on an agreement by agreement basis. In some cases, there are no pre-determined amounts or limits included in the indemnification provisions and the occurrence of contingent events that will trigger payment under them is difficult to predict. Therefore, the maximum potential future amount that the Company could be required to pay cannot be estimated.

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g)             As discussed in Note 3, the finalization of the purchase price has not occurred. Management believes that by issuing common shares and providing cash, the Company substantially fulfilled its obligations with respect to the Arrangement.  Subsequent to closing, management is disputing the proposed mining taxes receivable.  Also, any gains from payments on debt to unsecured creditors will be adjusted to the purchase price paid.  Any adjustment to the purchase price from this dispute will be accounted for as a purchase price adjustment in the period that the adjustment is finalized.

h)             The Company is committed to expend $784,935 pursuant to flow through shares issued in 2005.

17.  Income Taxes

The effective tax rate of income tax varies from the statutory rate as follows:

	2005	2004

Combined tax rates	36.0%	41.0%

Expected income tax provision at statutory rate	$(3,569,203)	$(1,145,709)
Stock compensation	223,956	184,971
Resource	—	123,248
Rate reduction	32,023	—
Other permanent differences	10,797	76,585
Change in valuation allowance	2,614,352	(70,115)
	$(688,075)	$(831,020)

At December 31, subject to confirmation by income tax authorities, the Company has the following unrecognized undeducted tax pools:

	2005	2004

Undepreciated capital cost	$31,855,414	$20,849,194
Non-capital losses carried forward for tax purposes available from time to time until 2011	8,950,000	2,757,897
Foreign acquisition and exploration expenses	858,516	858,516
Cumulative Canadian development expenses	5,000,870	5,000,870
Un-deducted share issue costs carried forward	1,326,000	860,362
	$47,990,800	$30,326,839

These pools are deductible from future income at rates prescribed by the Canadian or United States taxation authorities.

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The components of the Company’s future income tax asset are a result of the origination and reversal of temporary differences and are comprised of the following:

Nature of temporary differences

	2005	2004
Property and equipment	$(134,358)	$(1,204,499)
Unused tax losses carry forward	3,222,024	1,114,338
Share issue costs	477,348	352,748
Future income tax (liability) asset	3,565,014	262,587
Valuation allowance	(2,876,939)	(262,587)
Future income tax asset	$688,075	$—

18.  Financial Instruments

                        As disclosed in Note 2(f), the Company holds various forms of financial instruments. The nature of these instruments and the Company’s operations expose the Company to foreign exchange risk, concentration of credit risk and commodity price risk. The Company manages its exposure to these risks by operating in a manner that minimizes its exposure to the extent practical.

a)              Foreign exchange risk

The Company incurs operating and exploration expenses in the United States (“US”). Accordingly they are subject to fluctuations in exchange rates. The Company does not have any exposure to highly inflationary foreign currencies.

b)             Concentration of credit risk

A significant portion of the Company’s cash and cash equivalents are held with the same financial institution and, as such, the Company is exposed to all the risks associated with that entity.

c)              Commodity price risk

The Company’s profitability is highly dependent on the world price of gold.

19.  Non-Cash Transactions

In addition to items disclosed elsewhere in these statements the Company had the following non cash transactions:

a)              During 2005, pursuant to option agreements, the Company issued Nil (2004 — 700,000) common shares to property owners with an attributed value of Nil (2004 - $315,000).

b)             During 2005, the Company issued Nil (2004 — 547,778) shares and 1,360,860 (2004 — 396,641) of warrants as commissions valued at $Nil (2004 - $240,500) and $214,267 (2004 - $58,469), respectively.

24

c)              During 2005, the Company issued 4,224,704 (2004 — 514,329) shares as interest payments and fee on convertible debentures valued at $1,734,205 (2004 - $251,507). The Company also issued 1,880,581 shares (2004 — Nil) on conversion of $710,000 (2004 — $Nil) of convertible debentures.

d)             During 2005, the Company issued 640,997 (2004 — 547,778) shares in lieu of payment for financial and other consulting services rendered in the amount of $245,350 (2004 - $240,500).

e)              During 2005, the Company issued 2,985,128 (2004 — Nil) shares in lieu of payment for capital assets in the amount of $1,217,136 (2004 - $Nil).

20.  Segmented Information

The Company’s activities include the acquisition and exploration of mineral properties.

Geographic Segments

The Company has two geographic segments: Canada and the United States. The segment in Canada is responsible for corporate financing and other business development activities for the consolidated group, as well as acquisition and development of mining properties, notably the Sigma-Lamaque property and six other exploration properties in Val-d’Or, Québec. The segment in the United States is responsible for management of the Company.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

December 31, 2005	Canada	United States	Total
Segment loss	$8,012,664	$1,213,714	$9,226,378
Segment revenues	$24,567,529	—	$24,567,529
Segment mineral properties, property, plant and equipment	$48,554,554	$1,012,524	$49,567,078
Segment assets	$55,946,809	$1,159,404	$57,106,213

December 31, 2004	Canada	United States	Total
Segment loss	$1,036,247	$927,146	$1,963,393
Segment revenues	$83,221	$—	$83,221
Segment mineral properties, property, plant and equipment	$31,060,432	$885,950	$31,946,382
Segment assets	$33,899,104	$924,615	$34,823,719

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21.    Subsequent Events

a)        In February 2006, the Company announced the incorporation of a wholly owned Peruvian subsidiary, Century Mining Peru S.A.C., based in Lima.  The formation of the subsidiary is the first step of an aggressive expansion program into Peru.  The Company has acquired by concession petition approximately 5,000 hectares for a new exploration project called Colina Dorada.

b)       In the first quarter of 2006, all remaining convertible debentures that had not been converted into common shares in 2005 were converted, either in partial conversions at the option of the debenture holders, or conversions that were forced by the Company.  Subsequent to year-end, the Company issued 15,355,182 common shares on conversion of the remaining principal amount of $7,790,000 of the original $8,500,000 10% Convertible Debentures having a conversion price of $0.51 per share on issue.  Also in the first quarter, the Company issued 6,477,271 common shares on conversion of the $2,850,000 principal amount of 10% Convertible Debentures having a conversion price of $0.44 per share.

c)              On March 29, 2006, the Company reached an agreement with SGF Mines Inc. to buy back the SGF royalty on gold production from the Sigma-Lamaque Complex.  The Company has paid SGF $2.0 million in cash and issued 3.0 million common shares of Century to SGF at a deemed price of $1.50 per share in full settlement of past royalties due and owing and all future obligations.

d)             On March 30, 2006, the Company announced that it reached an agreement with the owners and secured creditor to purchase 60% controlling interest in San Juan Gold Mines S.A.A., and 60% interest in Minera Chorunga S.A.A. in Peru.  The remaining 40% interest is owned by the existing labour force.  As consideration for the purchase, the Company will pay a total of US$4.5 million in cash, US$600,000 worth of common shares of Century, and 1.0 million common shares of Century.  As part of the transaction, the Company has purchased US$9.9 million of outstanding bank debt that secures the majority of the mining concessions.  This bank debt was purchased for US$2.5 million and is part of the total US$4.5 million consideration.  The balance of the cash purchase price and century shares will be used to pay the shareholder and pay down unsecured creditors, leaving San Juan and Minera Chorunga essentially free of liabilities other than the secured debt that Century is purchasing as part of this transaction.

e)              Subsequent to year end, the Company entered into equipment capital lease contracts which require payments as follows:

2006	$64,105
2007	$70,605
2008	$77,266

f)                On April 11, 2006, the Company announced a non-brokered private placement of units of up to $25 million.  Each unit is priced at $1.25 and consists of one common share plus one-half share purchase warrant exercisable at $2.00 for a period of 24 months.  Warrants are exercisable within 10 days if the 20-day weighted average closing share price exceeds $2.25.

26

Century Mining Corporation
Mineral Property Interests

December 31, 2005 and 2004

Schedule of Mineral Property Interests

	2004	Acquisition and Expenditures	Abandoned	2005
Alaska
Acquisition	$745,950	$—	$—	$745,950
Exploration and other	91,066	31,279	—	122,345

British Columbia
Acquisition	410,000	18,368	—	428,368
Exploration and Other	—	—	—	—

Ontario
Acquisition	55,000	—	—	55,000
Exploration and other	—	—

Quebec
Acquisition	655,000	—		655,000
Exploration and other	—	—	—	—

Northwest Territories
Acquisition	—	79,000	—	79,000
Exploration and other	—	—	—	—
	$1,957,016	$128,647	$—	$2,085,663

Gross Hectares
Alaska
139 claims	1,162
British Columbia
207 claims	5,175
Québec
90 claims	2,151
Ontario
25 claims	400
Northwest Territories
122 leases	3,580
Gross Hectares	12,468

27

CENTURY MINING CORPORATION
Consolidated Results
To December 31, 2005

April 28, 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

The following management’s discussion and analysis (MD&A) should be read in conjunction with the consolidated financial statements and related notes.  All dollar amounts are stated in Canadian dollars unless otherwise stated.  This discussion is based on information available to April 28, 2006.

Overview

Century Mining Corporation is a Canadian-based gold producer with operations in Val d’Or, Québec.  In September 2004, the Company completed the acquisition of the Sigma – Lamaque Complex from the trustee of the Sigma – Lamaque Limited Partnership.  The Company commenced commercial gold production at the Sigma Mine on May 25, 2005 after completing the mining and processing of a 250,000 tonne bulk sample.

The Company is also engaged in the exploration, development and acquisition of mineral properties and mining assets with a focus on gold and precious metals.  In September 2004, the Company acquired an option to purchase a 70% interest in the dormant Carolin gold mine in British Columbia.  The Company also has interests in nine exploration properties on the Juneau Gold Belt in Alaska.

In March 2006, the Company incorporated Century Mining Peru S.A.C. based in Lima and announced that it has reached an agreement with the owners and secured creditor to purchase 60% controlling interest in San Juan Gold Mines S.A.A., and 60% interest in Minera Chorunga S.A.A.  On April 28, 2005 the Company completed the purchase from Banco Wiese Sudameris of US$9.9 million of debt securing the majority of the mining concessions owned by San Juan Gold Mines S.A.A. and Minera Chorunga S.A.A. for US$2.5 million.  The closing of this transaction is subject to regulatory approvals and finalizing of documentation.

Century’s shares trade on the TSX Venture Exchange under the symbol CMM.

Results of Operations

Pursuant to completing a bulk sample program, the Sigma Mine commenced commercial gold production on May 25, 2005.  The increases in revenues and expenses from 2004 to 2005 reflect the Company’s growth from exploration and development to production.  There was no revenue from mining operations in 2004.

In the year ended December 31, 2005 the Company reported an operating profit from mining operations, before royalty expenses and depreciation, amortization and accretion, of $1,777,747 (2004 – expenses of $73,747) from revenues of $24,183,331 at the Sigma Mine.  Expenses incurred in the mining operations were $22,405,584.  Prior to May 25 operating costs were capitalized and netted against revenues from gold produced during the bulk sample program.  Geological fees and other revenue was $384,198 in 2005 (2004 - $83,221).  In 2005, total revenues were $24,567,529 (2004 - $83,221).

For the year ended December 31, 2005 the Company reported a net loss of $9,226,378, or $0.22 per share, compared to a net loss of $1,963,393, or $0.15 per share in the prior year.  The increase in net loss of $7,262,985 reflects costs and expenses incurred in bringing the Sigma Mine into commercial production, including higher corporate administration expenses; depreciation amortization and accretion; the financing costs incurred in 2005 associated with funding the Sigma-Lamaque acquisition in 2004; funding working capital requirements for the mine in 2005; unrealized losses on derivative contracts and a non-operating loss on foreign exchange.

The following table shows a comparison of expenses for the years ended December 31, 2005 and 2004.

Expenses	2005	2004
	$	$
Mining operations	22,405,584	73,747
Operating royalties	536,226	—
Depreciation, amortization and accretion	2,327,492	65,160
Amortization on deferred finance fees	909,780	61,500
Accretion on convertible debentures	1,040,000	200,875
Corporate administration	2,272,575	1,460,802
Interest on long-term debt	918,398	68,679
Interest and fees on convertible debentures	2,020,179	523,263
Stock based compensation	622,100	451,150
Total expenses	33,052,334	2,905,176

In 2005, expenses of $22,405,584 at the Sigma Mine accounted for 68% of total expenses of $33,052,335 before other items.

In 2005, the Company recorded production royalty expenses of $648,165 (Note 6) of which $65,038 was paid in cash and $583,127 was recorded as a non-cash obligation.  Out of the total of $648,165, the Company capitalized $111,939 during the bulk sample pre-production period, and recorded $536,226 (2004 - $Nil) as a direct royalty expense.

Depreciation, amortization and accretion expenses were $2,327,492 in 2005 (2004 - $65,160), the majority of which related to accumulated amortization on equipment, mining and plant equipment.

In 2005, certain cost items incurred prior to the commencement of commercial production were deferred.  Amortization on deferred finance fees was $909,780 (2004 - $61,500).

In 2004, the Company issued $8.50 million of 10% Convertible Debentures to finance, in part, the acquisition of the Sigma-Lamaque Complex, and in 2005 issued a further $2.85 million of 10% Convertible Debentures to provide working capital for the Sigma Mine.

The maturity date is December 31, 2006 on both issuances.  The fair value of the conversion option associated with the Convertible Debentures is recorded as equity portion in shareholders’ equity on the balance sheet (Note 10) while the accretion on the debentures is charged to earnings ratably to maturity.  In 2005, the accretion charge was $1,040,000 (2004 - $200,875).  In March of 2006 the Company redeemed the outstanding balance of the Convertible Debentures after several partial conversions by the debenture holders.

In 2005, corporate administration expenses of $2,272,575 (2004 - $1,460,802) reflected the higher level of head office activity associated with bringing the Sigma Mine into commercial production, including salaries and benefits at higher staffing levels, as well as increased travel and accommodation expenses.  In addition, the Company pursued the search for and evaluation of acquisition opportunities to grow the Company.

In 2005, equity and debt financings provided working capital and resulted in higher financing charges and interest expenses compared to the previous year.  In 2005, interest on long-term debt, which was deferred, was $918,398 (2004 - $68,679).  The Company elected to pay interest and fees on convertible debentures in shares rather than cash (Note 10), which amounted to $1,734,205 and the withholding tax was paid in part in cash with the balance being accrued.  The total amount expensed was $2,020,179 in 2005 (2004 - $523,263).

In 2005 stock-based compensation expenses were $622,100 (2004 - $451,150).

Other items in 2005 included unrealized losses on derivative contracts of $1,293,463 (2004 - $Nil) and a foreign exchange loss of $136,185 (2004 – gain of $27,542).  In 2005, the Company recorded a future income tax recovery of $688,075 (2004 - $831,020).

Summary of Annual Results

The following table summarizes the Company’s operating results for each of the last three fiscal years:

Period	Total assets ($)	Long-term liabilities	Revenue ($)	Net loss ($)	Net loss per share ($) (1)
2005	57,106,214	16,574,641	24,567,529	9,226,378	0.22
2004	34,823,719	13,544,000	83,221	1,963,393	0.15
2003	1,133,632	—	—	532,188	0.12

At the end of 2005, total assets increased to $57,106,214 from $34,823,719 at the end of 2004.  The increase of $22,282,495 mainly reflects the increase in book value of equipment, mining and plant equipment at the Sigma — Lamaque Complex, as well as an increase in current assets of receivables, in-process gold inventory and other inventory items at the Sigma Mine.

(1)          Net loss per share in 2003 has been restated for the 3:1 stock consolidation effected in 2003.

Summary of Quarterly Results

The following table summarizes the Company’s operating results for each of the eight most recently completed quarters:

Period	Revenue ($)	Net loss ($)	Net loss per share ($) (1)
Q4-05	9,612,458	4,438,074	0.10
Q3-05	10,109,551	2,630,370	0.06
Q2-05	4,768,276	1,187,843	0.03
Q1-05	77,244	970,091	0.03
Total	24,567,529	9,226,378	0.22
Q4-04	39,336	893,059	0.05
Q3-04	19,824	483,893	0.04
Q2-04	24,061	423,326	0.04
Q1-04	—	163,115	0.02
Total	83,221	1,963,393	0.15

The Sigma Mine commenced commercial production on May 25, 2005.  Prior to this date revenues from gold produced during the bulk sample program were netted against expenses and deferred.  The level of expenditures increased each quarter during the start-up of the Sigma Mine and after commercial production commenced as the tonnage of ore and waste mined increased to budgeted production levels.  In the third and fourth quarters of 2005 the Sigma Mine generated positive cash flow.  Operating margins increased as operating costs were reduced and gold prices continued to rise.  In the fourth quarter of 2005, financing expenses and fees impacted the net loss.  Depreciation, amortization and accretion expenses of $2,327,492 for the year were recorded in the fourth quarter.  Mine operating expenses increased to $9,243,378 in the fourth quarter from $8,874,167 in the prior quarter as production levels at the Sigma Mine increased.

Several non-cash items that were expensed, such as interest on long-term debt, interest and fees on convertible debentures and accretion on debentures, contributed to higher quarterly losses in 2005 than in the prior year, particularly in the third and fourth quarters Depreciation, amortization and accretion expenses; accretion on convertible debentures; interest on long-term debt; and interest and fees on convertible debentures were substantially higher than in comparable quarters in 2004.  The increased quarterly losses also reflect increasing corporate expenses as staffing levels increased commensurate with managing the Sigma operation and the growth of the Company.

Liquidity and Capital Resources

As at December 31, 2005 the Company had a working capital deficiency of $8,511,024 compared to positive working capital of $1,154,112 at the end of the prior year.  The net change of $9,665,136 in working capital mainly reflects the change in current assets and liabilities associated with the start-up and commencement of commercial production at the Sigma Mine in 2005.

Current assets increased from $1,945,837 at the end of 2004 to $5,276,441 at year-end 2005.  Cash and term deposits decreased from $1,568,776 at the end of 2004 to $808,896 at the end of 2005, the decrease of $759,880 reflecting mainly cash used at the Sigma Mine.  The principal increase in current assets was in receivables, in-process gold inventory and consumables inventory, which in total was $4,201,484 at December 31, 2005 compared with $40,354 at year-end 2004.

The increase in current assets was offset by an increase in current liabilities from $791,725 at year-end 2004 to $13,787,465 at December 31, 2005, which reflected Century’s growth from an exploration and development company in 2004 to a gold producer in 2005.  Accounts payable increased from $791,725 to $7,386,932 at year-end 2005.  A Working Capital Gold Facility was put in place in 2005, the amount outstanding at year-end being $1,287,219.  In addition, the current portion of long-term liabilities of $3,819,851 (2004 - $Nil), comprising capital lease payment obligations and interest on long-term notes, were recorded as current liabilities in 2005 to reflect maturity dates.  An unrealized loss on derivative contracts of $1,293,463 was recorded as a current liability.

In 2004, the Company funded, in part, the acquisition of the Sigma-Lamaque Complex by assuming a Note of $13,544,000 from Investissement Québec (IQ) (Note 9).  The balance owing to IQ at December 31, 2005 is $14,461,472, which includes principal and interest.  The long-term liability of this note is $12,768,472 at year-end 2005.  The current liability is $1,693,000.

At December 31, 2005, the long-term liability on the issuance of 10% Convertible Debentures in 2004 and 2005 is $9,859,875 (2004 - $7,093,875) after assigning the fair value of the conversion option of $2,021,000 (2004 - $1,607,000) to shareholders’ equity and charging the accretion on the debentures of $1,040,000 (2004 - $200,875) to the statements of operations and deficit.

The Company has a capital lease obligation on mining equipment of $5,933,020 at year-end 2005 (2004 — $Nil).  Other obligations at December 31, 2005 include: operating royalties on gold production of $583,127 (2004 — $Nil); and payments to unsecured creditors that were assumed during the purchase of the Sigma-Lamaque assets of $2,645,120 (2004 - $4,993,750).  At the Company’s option it issued shares in part fulfillment of this obligation in 2005.  The Company is committed to expend $784,935 pursuant to flow-through shares issued in 2005.

Cash flows from operating activities

In 2005, before net changes to non-cash working capital balances, cash flows provided by operating activities were $134,720 (2004 – cash flows used $1,674,221).  As previously mentioned, in 2005 there were a number of significant financing charges to operations that did not require a cash payment.  These items, in addition to other non-cash amortization and depreciation charges, operating royalties, unrealized losses on derivative contracts, and stock based compensation expenses offset the net loss of $9,226,378 in 2005.  After the net change to non-cash working capital balances, cash flows provided by operating activities in 2005 were $4,943,168 (2004 — cash flows used in operating activities $1,125,510).

Cash flows from financing activities

In 2005, net cash flows provided by financing activities was $8,525,563 (2004 - $11,883,329).  Advances on convertible debentures of $2,850,000 in 2005 provided the Sigma Mine with working capital.  Proceeds from private placement equity offerings and from warrants exercised of $6,025,563 provided funds for working capital at Sigma, exploration at the Val d’Or properties, and general corporate purposes.

In 2004, net cash flows from financing activities provided the Company with $11,883,329 to fund acquisitions and preparations for the bulk sample program at the Sigma Mine.  Advances on convertible debentures of $9,000,000 were used to fund, in part, the acquisition of the Sigma-Lamaque assets.  Equity instruments provided the Company with $3,483,329 in 2004.

Equity and convertible debt financings are expected to provide the major sources of funds for the Company until it generates sufficient cash flow from the Sigma Mine to meet all its financial obligations.

Cash flows from investing activities

In 2005, cash flows used in investing activities was $14,228,611 (2004 - $9,419,687).  Purchases and payment for properties and equipment, principally at the Sigma Mine was $12,422,223 in 2005 compared to $1,554,585 in 2004.  Capitalized stripping costs were $1,737,956 in 2005 (2004 - $Nil).  In 2004, $7,690,102 was invested in the acquisition of the Sigma-Lamaque assets (2005 - $Nil).

In aggregate, cash flows from operating, financing and investing activities resulted in a decrease in cash of $759,880 in 2005 compared to an increase in cash of $1,338,132 in 2004.  When added to cash and cash equivalents of $1,568,776 at the beginning of the year, cash and cash equivalents at the end of 2005 was $808,896.

Outstanding Share Data

As at April 28, 2006 the Company had 107,348,708 common shares issued and outstanding.  In addition, there were 17,110,946 shares reserved for issuance for the exercise of warrants, and 4,475,000 shares reserved for issuance for the exercise of stock options.  Assuming exercise of all stock options and warrants, which would result in approximately $21.3 million added to the Company’s treasury, there are 128,934,654 shares on a fully diluted basis.

In connection with the purchase of the Sigma – Lamaque assets, there are additional purchase obligations that may be settled by payment in cash, or by the issuance of shares at the option of the Company.  In the event that shares are issued, a total of 4,108,390 common shares would be issued on May 15 and September 15 on the balance owing for this purchase obligation.  These shares have been reserved for issuance.

Transactions with Related Parties

As noted in the consolidated financial statements, the Company was involved in the following related party transactions:

a)         In 2005, the Company paid $25,657 (2004 - $18,000) in office rent to a company controlled by a director and officer and by a Family Trust of a director and officer.  The Company leased space from this company on a month-to-month basis at US$2,062 per month.  There was no outstanding amount due at the end of 2005.

b)        Included in corporate administrative expenses are legal fees of $190,525 (2004 - $416,885), paid to a firm, which the Company’s Corporate Secretary is a partner.  At December 31, 2005 included in accounts payable was $107,742 (2004 - $138,802) due to the legal firm.

c)         Included in accounts receivable is a credit of $44,080 (2004 - $40,354) due from a company with common officers and directors of the Company.  The Company also recorded revenues of $336,705 (2004 - $64,136) for geological consulting services to this same company.  The Company also received $12,533 (2004 - $Nil) for the rental of equipment and $60,744 (2004 - $Nil) as reimbursement for other office facilities.

d)        In 2004, the Company paid a total of $410,000 to a company with common officers and directors in exchange for the Carolin Mine property (Note 4).  Of this total amount, $275,000 was paid in cash and the remaining $135,000 was paid via the issuance of 300,000 common shares of the Company.

All related party transactions in the normal course of business have been measured at the agreed upon exchange amounts, which is the amount of consideration established and agreed to by the related parties.  Exchange amounts approximate fair values.

Subsequent Events

a)              In February 2006, the Company announced the incorporation of a wholly owned Peruvian subsidiary, Century Mining Peru S.A.C., based in Lima.  The formation of the subsidiary is the first step of an aggressive expansion program into Peru.  The Company has acquired by mineral claim petition approximately 5,000 hectares for a new exploration project called Colina Dorada.

b)             In the first quarter of 2006, all remaining convertible debentures that had not been converted into common shares in 2005 were converted, either in partial conversions at the option of the debenture holders, or conversions that were forced by the Company.  Subsequent to year-end, the Company issued 15,355,182 common shares on conversion of the remaining principal amount of $7,790,000 of the original $8,500,000 10% Convertible Debentures having a conversion price of $0.51 per share on issue.  Also in the first quarter, the Company issued 6,477,271 common shares on conversion of the $2,850,000 principal amount of 10% Convertible Debentures having a conversion price of $0.44 per share.

c)              Subsequent to the end of the year, a total of 8,055,794 common shares were issued on exercise of warrants for cash proceeds of $3,405,203.  The exercise prices were $0.45 and $0.50 per share and expiry dates ranged from May 22, 2006 and September 23, 2007.

d)             Subsequent to the end of the year, 645,000 stock options were issued to employees and consultants with exercise prices from $0.40 to $1.16 per share and expiry dates from January 19 to March 23, 2011.

e)              On March 29, 2006 the Company reached an agreement with SGF Mines Inc. to buy back the SGF royalty on gold production from the Sigma-Lamaque Complex.  The Company paid SGF $2.0 million in cash and issued 3.0 million common shares of Century to SGF at a deemed price of $1.50 per share in full settlement of past royalties due and owing and all future obligations.

f)                On March 30, 2006 the Company announced that it reached an agreement with the owners and secured creditor to purchase 60% controlling interest in San Juan Gold Mines S.A.A., and 60% interest in Minera Chorunga S.A.A. in Peru.  The remaining 40% interest is owned by the existing labour force.  As consideration for the purchase, the Company will pay a total of US$4.5 million in cash, US$600,000 worth of common shares of Century, and 1.0 million common shares of Century.  As part of the transaction, the Company will purchase US$9.9 million of outstanding bank debt that currently secures the majority of the mining concessions.  On April 28, 2006, this bank debt was purchased for US$2.5 million and is part of the total US$4.5 million consideration.  The balance of the cash purchase price and Century shares will be used to pay the shareholder and pay down unsecured creditors, leaving San Juan and Minera Chorunga essentially free of liabilities other than the secured debt that Century is purchasing as part of this transaction.

g)             Subsequent to year-end, the Company entered into equipment capital lease contracts that require payments as follows:

2006	$64,105
2007	$70,605
2008	$77,266

h)             On April 11, 2006 the Company announced a non-brokered private placement of

Units of up to $25 million.  Each unit is priced at $1.25 and consists of one common share plus one-half common share purchase warrant exercisable at $2.00 for a period of 24 months.  Warrants will become exercisable within 10 days if the 20-day weighted average closing share price exceeds $2.25.  On April 19 the Company closed the first tranche of this financing for gross proceeds of $18.75 million and completed the transaction on April 28, 2006.

Evaluation of disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Vice President of Investor Relations absent a

Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.  As at the end of the period covered by this MD&A, management of the Company, with the participation of the Chief Executive Officer and the Vice President of Investor Relations, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws.  Based on that evaluation, the Chief Executive Officer and the Vice President of Investor Relations have concluded that, as of the end of the period covered by this MD&A, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Vice President of Investor Relations, as appropriate to allow for accurate disclosure to be made on a timely basis.

Risk and Uncertainties

The business of operating mines and exploring and developing mineral properties are highly uncertain and risky by their very nature.  The Company’s mining operations in Québec commenced generating positive cash flow in the third quarter of 2005.  The Company may require securing additional equity and/or debt capital to maintain positive working capital and continue as a going concern until such time as the Company generates substantial free cash flow from its Sigma operations that will contribute significantly to the Company’s cash requirements to meet all its financial obligations and commitments.  The Company will require securing additional equity and debt financing to fund acquisitions of mining assets to growth the Company.

While a Company’s success may result from good fortune, it is more often dependent on management’s knowledge and expertise and its ability to acquire profitable gold producing assets, identify and advance attractive projects and targets from exploration through development into production, as well as secure the necessary financing to fund these activities.  The Company continues to recruit well-qualified and experienced professionals to manage its Sigma-Lamaque operations and growth of the Company.

Regulatory standards continue to change, making the review and due diligence processes longer, more complex, and more costly.  Even if an apparently mineable deposit is discovered, there is no assurance that it will ever reach production or be profitable, as its results are influenced by many key factors, such as commodity prices and foreign exchange rates, which cannot be controlled by management, as well as more stringent environmental regulations.  Due to high gold prices, the mining industry is experiencing high demand for capital equipment, spare parts, consumables and supplies, as well as for experienced professional staff and operating personnel, all of which have an impact on operations.

While it is impossible to eliminate all of the risks associated with mining and exploration and development, it is management’s intention to manage its affairs, to the extent possible, to ensure that the Company’s assets are protected and that its efforts will result in increased value for the Company’s shareholders.  The Company assesses and minimizes risks by applying high operating standards, including careful management and planning of its facilities, hiring qualified personnel, establishing and maintaining internationally recognized standards, performing independent audits, and purchasing insurance policies.

The Company’s mining and milling operations at the Sigma Mine will expose the Company to various financial and operational risks that could have an adverse impact on its profitability, level of operating cash flows, and financial condition.

In March 2006, the Company incorporated a wholly owned subsidiary, Century Mining Peru S.A.C. and opened an office in Lima to pursue the acquisition of mineral properties and mining assets.  Carrying on business in Peru will expose the Company to risks and uncertainties associated with operating in foreign countries, including political and financial and other risks.

Outlook

Commencement of commercial production at the Sigma Mine in the second quarter of 2005 reflected growth of the Company from exploration and development to a gold producer.  The Sigma Mine generated positive cash flow in the third and fourth quarters of 2005.  The Company plans to produce 90,000 ounces of gold in 2006 at an estimated cash cost of US$325 to US$350 per ounce.  At current gold prices the Company expects that the Sigma Mine will continue to generate positive cash flow.

In the first quarter of 2006 the Company reduced its debt by redeeming the outstanding 10% Convertible Debentures.  The redemption of the Convertible Debentures will provide the Company with flexibility to finance future growth on more attractive terms.

In April 2006 the Company completed a $25.0 million equity private placement, the proceeds of which will be used for purchase of mining equipment at the Sigma Mine; development of the Lamaque underground mine; the acquisition of the San Juan Gold Mine in Peru, and for general corporate purposes.

The Company is well positioned to grow in value as management creates and pursues new opportunities, particularly in Québec and Peru, with an emphasis on the acquisition of producing gold mines and assets that generate cash flow or that can be returned to profitability in the near term.

Forward-Looking Statements

The Company’s press releases, annual and quarterly financial statements and other literature frequently contain forward-looking statements within the meaning of section 27A of the Securities Exchange Act of 1933 and as amended in Section 27E of the 1934 Act.

Additional Information and Continuous Disclosure

This MD&A has been prepared as of April 28, 2006.  Additional information on the Company is available through regular filings of press releases, annual and quarterly financial statements and its Annual Information Form on SEDAR (www.sedar.com).

Form 52-109F1 - Certification of Annual Filings

I, Margaret M. Kent, Century Mining Corporation, Chairman, President & CEO, certify that:

1.               I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Century Mining Corporation (the issuer) for the period ending December 31, 2005;

2.               Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.               Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.               The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a.               designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

b.              designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

c.               evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.               I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: May 1, 2006

“Signed Margaret M. Kent”

Margaret M. Kent
Chairman, President & CEO

Form 52-109F1 - Certification of Annual Filings

I, J.Graham Eacott, Century Mining Corporation, Vice President, Investor Relations, certify that:

1.               I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Century Mining Corporation (the issuer) for the period ending December 31, 2005;

2.               Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.               Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.               The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a.               designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

b.              designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

c.               evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.               I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: May 1, 2006

“Signed J.G. Eacott”

J.Graham Eacott
Vice President, Investor Relations

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instruments 51-102 released by the Canadian Securities  Administrators, the Company disclosed that its auditors have not reviewed the unaudited consolidated financial statements for the period ended March 31, 2006.

Century Mining Corporation
Unaudited – Prepared by Management
Consolidated Financial Statements
For the three months ended March 31, 2006 and 2005

Century Mining Corporation

Consolidated Balance Sheets

As at	March 31,2006	December 31,2005
	Unaudited	Audited

Assets
Current
Cash and cash equivalents	$2,883,663	$808,896
Accounts receivable	1,915,103	1,787,048
Inventories (Note 5)	1,895,770	2,414,436
Prepaid expenses & deposits	695,041	266,061
	7,389,577	5,276,441

Mining properties, other properties plant and equipment (Note 6)	50,592,381	49,567,078
Deferred finance fees (Note 4)	—	1,081,620
Future tax asset	688,075	688,075
Deposits for reclamation costs	493,000	493,000
	$59,163,033	$57,106,214

Liabilities and Shareholders’ Equity

Current
Accounts payable and accrued liabilities	$6,990,650	$7,386,932
Working capital gold facility (Note 9)	1,483,588	1,287,219
Current portion of long-term liabilities (Note 8 and 10)	4,315,893	3,819,851
Unrealized losses on derivative contracts	1,427,226	1,293,463
	14,217,357	13,787,465

Long-term notes (Note 10)	12,345,222	12,768,472
Asset retirement obligation	2,262,090	2,262,090
Capital lease obligation (Note 8)	3,432,527	3,806,169
	32,257,196	32,624,196

To be settled via issue of shares
Royalties payable (Note 7)	649,427	583,127
Unsecured creditors (Note 12 (e))	1,763,935	2,645,120
Convertible debentures	—	9,859,875
	34,670,558	45,712,318

Equity
Equity instruments (Note 12 (b))	42,724,249	26,485,245
Equity portion of convertible debenture	—	2,021,000
Contributed surplus (Note 12 (c))	1,277,956	1,199,546
Deficit	(19,509,730)	(18,311,895)
	24,492,475	11,393,896
	$59,163,033	$57,106,214

Approved on behalf of the Board:

signed “Margaret M. Kent”	Director
Margaret M. Kent
signed “Donald S. Macdonald”	Director
Donald S. Macdonald

The accompanying notes and schedule are an integral part of these audited consolidated financial statements.

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Century Mining Corporation

Consolidated Statements of Operations and Deficit

For the three months ended March 31	2006	2005

Revenues
Mining operations	$11,151,726	$—
Geological fees and other	97,365	92,781
	11,249,091	92,781

Expenses
Mining operation	9,112,805	—
Operating royalties (Note 7)	66,300	—
Depreciation amortization and accretion (Note 6)	736,133	31,898
Amortization on deferred finance fees (Note 4)	1,081,620	98,563
Accretion on convertible debentures	144,800	260,000
Corporate administration	692,140	543,052
Interest on long-term notes	266,250	224,518
Interest on convertible debentures	113,302	—
Exploration expenses	—	6,175
Stock based compensation	78,410	93,400
	12,291,760	1,257,606

Loss from operations before other items	(1,042,668)	(1,164,825)

Other items
Unrealized losses on derivative contracts	(133,763)	203,191
Foreign exchange gain (loss)	(21,404)	(8,457)
	(155,167)	194,737

Net loss for the period	(1,197,835)	(970,091)

Deficit, beginning of the period	(18,311,895)	(9,085,517)

Deficit, end of the period	$(19,509,730)	$(10,055,608)

Net loss per share – basic and diluted (Note 12 (f))	$(0.01)	$(0.03)

The accompanying notes and schedule are an integral part of these audited consolidated financial statements.

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Century Mining Corporation

Consolidated Statements of Cash Flows

For the periods ended March 31	2006	2005

Cash flows from operating activities
Net loss for the period	$(1,197,835)	$(970,091)
Charges to operations not requiring a cash payment:
Interest on convertible debentures	94,304	223,562
Accretion on debentures	144,800	260,000
Operating royalties	66,300	—
Amortization, depreciation and accretion	736,133	31,898
Amortization on deferred finance fees	1,081,620	98,563
Stock based compensation	78,410	93,400
Unrealized losses on derivative contracts	133,763	—
	1,137,495	(262,668)

Net change to non-cash working capital balances
Receivable	(128,055)	(760,528)
Prepaid expenses	(428,980)	43,081
Inventory	518,666	(1,355,977)
Accounts payable and accrued liabilities	(396,282)	2,538,450
Working capital gold facility	196,369	—
	899,213	202,358

Cash flows from financing activities
Advances on convertible debenture	—	2,000,000
Issue of equity instruments, net of share issue costs	3,237,675	2,849,122
Decrease in long term lease obligation	(300,850)	—
	2,936,825	4,849,122

Cash flows from investing activities
Acquisition of mineral properties	(99,558)	—
Capitalized stripping costs	(265,082)	—
Purchases and payment for properties and equipment	(1,396,630)	(6,246,560)
	(1,761,270)	(6,246,560)

Increase (decrease) in cash and cash equivalent	2,074,767	(1,195,080)

Cash and cash equivalent, beginning of the period	808,896	1,568,776

Cash and cash equivalent, end of the period	$2,883,663	$373,696

The accompanying notes and schedule are an integral part of these audited consolidated financial statements.

5

Century Mining Corporation

Notes to Consolidated Financial Statements

(Unaudited – Prepared by Management)

March 31, 2006 and December 31, 2005

The following notes incorporate only those notes that have been changed from the December 31, 2005 consolidated financial statements. For additional information please refer to the notes on the December 31, 2005 consolidated financial statements.

1.     Nature of Operations

See December 31, 2005 notes to consolidated financial statements.

2.              Significant Accounting Policies

See December 31, 2005 notes to consolidated financial statements.

3.     Asset Acquisitions

See notes to December 31, 2005 consolidated financial statements.

4.              Deferred Finance Fees

	2006	2005
Balance, beginning of the period	$1,081,620	$538,500
Additions incurred during the period	—	1,452,900
Amortization	(1,081,620)	(909,780)
Balance, end of year	—	$1,081,620

In 2006, the Company paid $ nil (2005 - $350,000) pursuant to costs associated with the additional draw down of $2,850,000 of convertible debentures. In conjunction with this issuance, 5,000,000 (2004 – Nil) warrants were issued at an exercise price of $0.44 and expiry term of 2 years. The Company fair valued these warrants using the Black Scholes model with assumptions of 82% volatility and 5% risk free rate. These deferred finance fees are being amortized over the term of the debentures.

5.              Inventories

	2006	2005
In process gold	$1,531,305	$1,685,821
Finished gold	34,625	405,778
Consumables	329,840	349,837
	$1,895,770	$2,414,436

The accompanying notes and schedule are an integral part of these audited consolidated financial statements.

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6.              Mining Properties, Other Property, Plant and Equipment

	2006		2005
	Cost	Accumulated Amortization	Cost	Accumulated Amortization

Land	$860,000	$—	$860,000	$—
Buildings	3,712,609	117,684	2,868,861	89,136
Mineral properties (Schedule)	2,185,221	—	2,085,663	—
Equipment	10,340,448	1,740,169	10,437,948	1,433,899
Mining and plant equipment	32,839,573	658,343	32,646,957	800,837
Deferred stripping	2,003,038	101,820	1,737,956	42,942
Consumables and supplies	1,296,508	—	1,296,508	—
	53,237,396	2,645,016	$51,933,892	$2,366,814

Cost less accumulated amortization		$50,592,381		$49,567,078

Included in equipment is equipment under capital lease with original cost of $8,218,945 (2005 - $8,056,691) and net book value of $7,227,944 (2005 - $7,429,844).

In 2006, excluded from the amortization base is $2,185,221 (2005 - $2,085,663) which consists of various mineral properties in the development stage.

During 2006, the Company expended $310,455 (2005 - $8,491,036) net of grants, option payments, and mineral tax credits, on the exploration and development of these mineral properties, of which all was expended in Québec.

In 2006, the Company capitalized $51,000 (2005 – $170,827) of salaries paid to members of corporate management team. In 2006, preproduction costs, net of amortization, of $ Nil (2005-8,581,374) were capitalized.

7.     Operating Royalties Payable

During 2006, the Company recorded production royalty expenses of $66,300 (2005 - $648,165), which has been recorded as a non-cash obligation.  Of the total $66,300 (2005-$648,165) the Company has capitalized $ Nil (2005-$111,939) during the preproduction period.

The Company has bought back the SGF royalty on gold production from the Sigma-Lamaque Complex from SGF Mines Inc. by issuing 3.0 million common shares of Century at a deemed price of $1.50 per share and paying $2.0 million in cash to SGF.

7

8.              Capital Lease Obligations

During 2005 and 2006, the Company entered into capital equipment leases expiring during 2007 to 2009 with interest rates between 5% and 8%. The capital lease obligations as at March 31, 2006 are as follows:

	2006	2005
Balance beginning of year	$5,933,020	$—
Fair value of initial capital leases	162,253	8,056,691
Less: payments made during the year	(623,129)	(2,418,163)
Add: interest portion of payments	97,163	294,492
	$5,563,791	$5,933,020

Future minimum lease payments under capital leases by year and in aggregate are as follows:

	2006	2005
2006	2,131,264	$2,126,851
2007	2,262,544	2,258,131
2008	1,169,983	1,548,038
Total minimum lease payments	5,563,791	5,933,020
Less: current portion	(2,131,264)	(2,126,851)
	3,432,527	$3,806,169

9.      Working Capital Facility

As at March 31, 2006 there was 2,198 (2005-2,152) ounces of gold committed under this facility.

10.       Long-Term Notes

As part of the Sigma-Lamaque asset acquisition, the Company assumed a debt of $18,544,000 due to Investissement Québec (IQ). Of this amount, $5,000,000 was repaid upon closing. The balance of $14,461,472 including principal of $13,544,000 and capitalized interest of $917,472 at March 31, 2006 is repayable according to the following terms:

a)                   Interest: The debt bears interest at IQ Prime + 0.75%, calculated daily on the unpaid balance, and payable quarterly beginning December 31, 2004.  In 2005, the Company entered into a new agreement with Investissement Québec to defer interest payments for 2005 and payable with the principal outstanding without any penalty.  Subsequent to year end, the Company paid interest of $266,250 for the first quarter of 2006 via the issuance of 221,875 shares during April 2006.

8

b)      Principal: is repayable quarterly according to the following schedule:

i)	Payable June 30, 2006:	$ 846,500

ii)	Payable Sept. 30, 2006, and quarterly thereafter
	until December 31, 2010:	$ 423,250

iii)           Any remaining balance is due December 31, 2010

iv)          Should any balance be unpaid as at March 31, 2011, IQ has the right and option to convert the balance in whole or part to common stock at the average trading price of the prior 20 days, provided that the conversion does not create a change in control of the Company, or results in IQ owning more than 19.9% of voting shares of the Company.

b)                  In addition to the principal payments above, beginning in the fiscal year-ended December 31, 2008, additional principal payments are required to the extent of 30% of free cash flow from the Sigma Mine site, after:

i)                 Principal and interest payable to other creditors that have financed this project;

ii)              Royalties and taxes;

iii)           Up to $1.5 million of actual head office costs;

iv)          Up to $1 million of exploration and exploitation expenditures incurred on assets acquired as part of this transaction, or which would supply ore to be treated in the plant acquired in this transaction.

c)                   The principal amount of the debt is repayable without penalty at any time. In addition, if the balance is prepaid in full, the amount repayable will be discounted as follows if paid on or before the last day of:

Discount on Balance:
i) December, 2006	20%
ii) December, 2007	15%
iii) December, 2008	10%
iv) December, 2009	5%

d)                  The debt is secured with a first charge on the mining claims and mining concessions purchased as part of the Sigma-Lamaque asset acquisition.

e)                   This long-term debt is subordinate to the convertible debenture holders’ security interest in the Sigma-Lamaque plant and equipment, and to the security of a financial institution providing a future hedging line of credit.

f)                     No dividends can be declared or paid to the Company’s shareholders as long as the senior long-term debt has an unpaid balance.

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11.       Convertible Debentures

During first quarter of 2006, the Company converted all the debentures outstanding as on December 31, 2005.

Total proceeds of convertible debentures	$11,350,000
Fair value of equity and conversion option	(2,021,000)
Value attributed to the debt component	9,329,000
Cumulative accretion on the debentures to March 31, 2006 (2005 - $1,240,875)	1,385,675
10,714,675
Debt converted to equity	(10,714,675)
$—

12.       Equity Instruments

a)     Authorized

Unlimited common shares without par value.

b)    Issued and outstanding

	March 31, 2006		December 31, 2005
			(audited)
	Number of		Number of
	Shares	Amount	Shares	Amount
Common Shares
Balance, beginning of period (i)	56,385,179	$22,950,378	23,140,984	$12,392,966
Issued for cash via private placement	—	—	9,740,000	3,497,837
Value attributed to warrants attached	—	—	—	(1,509,225)
Issued flow through shares for cash	—	—	5,107,000	1,912,450
Issued for conversion of convertibledebenture principal and interest and annual fee	21,981,664	12,119,979	6,105,285	2,444,205
Issued for cash on exercise of warrants	7,689,750	4,811,815	3,187,929	1,119,495
Issued to settle unsecured debt assumed	2,054,196	881,250	5,477,856	2,348,630
Issued for services and fee	—	—	640,997	245,350
Issued for capital assets	—	—	2,985,128	1,217,136
Share issue costs
Cash and shares	—	—	—	(504,199)
Warrants	—	—	—	(214,267)
Balance, end of period	88,110,789	40,763,422	56,385,179	$22,950,378

Warrants
Balance, beginning of period	17,666,740	$3,534,867	8,623,617	708,474
Issued in private placement	—	—	7,720,000	1,772,034
Issued on convertible debenture	—	—	5,000,000	1,102,900
Issued to Agents and advisors	—	—	1,360,860	214,267
Exercised warrants	7,689,750	1,574,040	(3,187,929)	(262,808)
Expired warrants	—	—	(1,849,808)	—
Balance, end of period	9,976,990	1,960,827	17,666,740	$3,534,867

Total equity instruments		$42,724,249		$26,485,245

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c)              Options

The Company has established a stock option plan under which the Company may grant options to purchase common shares.  Under the plan the Company may grant options to acquire common shares to a maximum of ten per cent of the common shares outstanding on a non diluted basis.  The exercise price shall not be less than the closing price of the shares on the trading day immediately proceeding the day on which the option is granted and for a maximum period of five years from the date that the option is granted.

Compensation expense of $78,410 (2005 - $622,100) has been recorded in the statement of operations.  The total fair value of the options granted in 2006 was $316,400 (2005 - $597,000) was using the following assumptions: dividend yield Nil (2005 – Nil), expected volatility 61% to 140% (2005 - 40% to 140%); risk-free interest rate 5% (2005 - 5%); and weighted average life of 4 years (2005— 4 years).

The Company has the following stock options outstanding, all of which have had stock compensation expense recognized in respect thereof:

	2006		2005
	Number of Shares	Contributed Surplus	Number of Shares	Contributed Surplus

Options
Balance, beginning of period	4,796,358	$1,199,546	1,925,000	$577,446
Granted	715,000	$78,410	3,135,000	499,000
Expired or cancelled	(65,000)		(1,160,000)	—

Balance, end of period	5,446,358	$1,277,956	3,900,000	1,076,446
Value attributed to amendment of terms of convertible debentures (Note 8)	—	—	896,358	123,100
	5,446,358	$1,277,956	4,796,358	$1,199,546

d)    Warrants outstanding

As at March 31, 2006 the Company has the following share purchase warrants outstanding:

Issued	Expiry	Number	Price	Weighted Average Price	Weighted Average Contractual Life
November 2004	May 2006	772,320	$0.50	$0.50	0.17 years
September 2004	September 2006	1,548,940	$0.45 - $0.55	$0.53	0.50 years
February 2005	February 2007	171,000	$0.40	$0.40	0.83 years
March 2005	March 2007	5,000,000	$0.44	$0.44	1.00 years
August 2005	August 2007	1,073,530	$0.45	$0.45	1.42 years
September 2005	September 2007	1,411,200	$0.45	$0.45	1.50 years
Exercised	May 2006 to Sep 2007	(7,689,750)	$0.40 - $0.55	$0.40
Total issued and outstanding, end of period		9,976,990	$0.46		0.97 years

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As at December 31, 2005, the Company has the following share purchase warrants outstanding:

Issued	Expiry	Number	Price	Weighted Average Price	Weighted Average Contractual Life
November 2004	May 2006	2,020,074	$0.50	$0.50	0.42 years
September 2004	September 2006	1,655,306	$0.45 - $0.55	$0.53	0.75 years
February 2005	February 2007	5,871,000	$0.40	$0.40	1.08 years
March 2005	March 2007	5,000,000	$0.44	$0.44	1.25 years
August 2005	August 2007	1,200,660	$0.45	$0.45	1.67 years
September 2005	September 2007	1,919,700	$0.45	$0.45	1.75 years
Exercised	March to Sep 2005	(2,919,359)	$0.35	$0.35
Expired	March to Oct 2005	(1,849,808)	$0.35 - $0.60	$0.51
Total issued and outstanding, end of year		17,666,740	$0.44		1.13 years

e)     Obligation to be settled via the issue of shares

Pursuant to the agreement for acquisition of assets from Sigma-Lamaque, the Company agreed to pay a total of $6,000,000 to certain unsecured creditors of the Sigma-Lamaque Limited Partnership. The Company paid $125,000 in cash to these creditors on closing of the acquisition.  The remaining balance of $5,875,000 can be paid via the issuance of common shares or cash at the option of the Company. The Company has agreed to issue up to 13,694,638 common shares in tranches as follows: 15% on the closing date of the agreement, 10% 4 months thereafter, 15% 8, 12, 16, 20 and 24 months thereafter to settle this debt.  In September 2004, the Company issued 2,054,196 common shares in the amount of $881,250 in accordance with the agreement. In 2006, the Company issued 2,054,196 (2005-5,477,856) common shares for the value of $881,250 (2005-$2,348,630) resulting in a remaining obligation of $1,763,935 (2005-$2,645,120) at March 31, 2006.

The Company has recorded $649,427 (2005-$583,127) payable as an obligation to be settled in shares for operating royalties on gold production at the Sigma Mine.  The Company has settled all past due and future obligations with SGF Mines Inc. (see Note 7.).

f)                Per share amounts

	2006	2005
Weighted average number of shares – basic	72,940,231	41,170,163
Dilutive effect of options	5,446,358	—
Dilutive effect of warrants	9,976,990	—
Fully diluted	88,363,579	41,170,163

13.  Asset Retirement Obligations

Refer to notes in consolidated financial statements for the year ended December 31, 2005.

12

14.  Commodity Contracts and Financial Instruments

The Company enters from time to time into limited gold forward or option agreements to manage the price volatility of the commodities produced at the operating mine. Foreign exchange transactions are limited to matching amounts approximately equal to the weekly metal sales.

At March 31, 2006, the Company had 8,050 (2005-14,250) ounces of gold to be delivered under forward contract at US $498 per ounce. The company has recorded additional unrealized loss on derivative contracts of $ 133,763 (2005 – $1,293,463).

15.  Related Party Transactions

Except as noted elsewhere in these consolidated financial statements, the Company was involved in the following related party transactions:

a)              In 2006, the Company paid $6,187 (2005 - $25,687) in office rent to a company controlled by a director and officer and by a Family Trust of a director and officer. The Company leased space from this company on a month-to-month basis at US$2,062 per month. There was no outstanding amount due at the end of March 31, 2006.

b)             Included in corporate administrative expenses are legal fees of $29,518 (2005 - $190,525) paid to a firm which the Company’s Corporate Secretary is a partner. At March 31, 2006 included in accounts payable was $105,431 (2005 - $107,742) due to the legal firm.

c)              Included in accounts receivable is a credit of $9,952 (2005 - $44,080) due from a company with common officers and directors of the Company. The Company also recorded revenues of $97,365 (2005 - $336,705) for geological services to this same company. The company also received $8,250 (2005 — $60,744) as reimbursement for other office facilities.

Except as disclosed, all related party transactions in the normal course of business have been measured at the agreed upon exchange amounts, which is the amount of consideration established and agreed to by the related parties.  Exchange amounts approximate fair values.

18.  Financial Instruments

The Company holds various forms of financial instruments. The nature of these instruments and the Company’s operations expose the Company to foreign exchange risk, concentration of credit risk and commodity price risk. The Company manages its exposure to these risks by operating in a manner that minimizes its exposure to the extent practical.

a)              Foreign exchange risk

The Company incurs operating and exploration expenses in the United States (“US”). Accordingly they are subject to fluctuations in exchange rates. The Company does not have any exposure to highly inflationary foreign currencies.

b)             Concentration of credit risk

A significant portion of the Company’s cash and cash equivalents are held with the same financial institution and, as such, the Company is exposed to all the risks associated with that entity.

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c)              Commodity price risk

The Company’s profitability is highly dependent on the world price of gold.

19.  Non-Cash Transactions

In addition to items disclosed elsewhere in these statements the Company had the following non-cash transactions:

a)              During the period ended March 31, 2006 the Company issued 149,211 (2005 – 4,224,704) shares as interest payments and fee on convertible debentures valued at $94,304 (2005 - $1,734,205). The Company also issued 21,832,453 shares (2005 – 1,880,581) on conversion of $10,640,000 (2005 – $710,000) of convertible debentures.

b)             During the period ended March 31, 2006 the Company issued 2,054,196 (2005 – 5,477,856) shares in lieu of payment to unsecured creditors in the amount of $881,250 (2005 - $2,348,630).

20.  Segmented Information

The Company’s activities include the acquisition and exploration of mineral properties.

Geographic Segments

The Company has two geographic segments: Canada and the United States. The segment in Canada is responsible for corporate financing and other business development activities for the consolidated group, as well as acquisition and development of mining properties, notably the Sigma-Lamaque property and six other exploration properties in Val-d’Or, Québec. The segment in the United States is responsible for management of the Company.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

March 31, 2006	Canada	United States	Total
Segment loss	$710,482	$487,353	$1,197,835
Segment revenues	$11,249,091	—	$11,249,091
Segment mineral properties, property, plant and equipment	$49,500,948	$1,091,433	$50,592,381
Segment assets	$57,988,959	$1,174,074	$59,163,033

December 31, 2005	Canada	United States	Total
Segment loss	$8,012,664	$1,213,714	$9,226,378
Segment revenues	$24,567,529	—	$24,567,529
Segment mineral properties, property, plant and equipment	$48,554,554	$1,012,524	$49,567,078
Segment assets	$55,946,809	$1,159,404	$57,106,213

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21.    Subsequent Events

a)         On April 27, 2006, the Company closed a non-brokered private placement of 20,141,440 units for gross proceeds of approximately $25,176,800.  Each unit is priced at $1.25 and consists of one common share plus one-half share purchase warrant exercisable at $2.00 for a period of 24 months.  Warrants are exercisable within 10 days if the 20-day weighted average closing share price exceeds $2.25.

b)        On May 17, 2006, the Company completed the acquisition of a 60% controlling interest in San Juan Gold Mines S.A.A.  The acquisition was completed by Century Mining Peru S.A.C., a wholly owned subsidiary of the Company.  The Company purchased from Banco Wiese Sudameris US$9.9 million of debt securing the majority of the mining concessions owned by San Juan Gold Mines S.A.A. for US$2.5 million.  The original transaction contemplated the Company purchasing 60% interest in Minera Chorunga S.A.A.  On closing, all concessions in Minera Chorunga were transferred to San Juan eliminating the need for the purchase of the equity interest in Minera Chorunga.  In addition, US$600,000 that was to have been paid in equivalent value in the Company’s common shares was paid in cash.  The total transaction cost, including purchase of the debt, was US$5.1 million and the issuance of 1,000,000 common shares of the Company.  In addition, the Company directly purchased 11 more contiguous concessions totaling 3,200 hectares for US$54,000, which increased the total hectares purchased to 18,816.

c)         Subsequent to the end of the first quarter, the Company issued a total of 79,000 common shares pursuant to the exercise of employee stock options for proceeds of $35,100 to the Company.  The exercise prices were in the range of $0.40 to $0.50 per share with expiry dates in the range of April 19, 2009 to September 28, 2010.

d)        Subsequent to the end of the first quarter, the Company issued a total of 2,767,120 common shares pursuant to the exercise of warrants for proceeds of $1,422,749 to the Company.  The exercise prices were in the range of $0.45 to $0.55 per share with expiry dates in the range of May 22, 2006 to September 23, 2007.

15

CENTURY MINING CORPORATION
Consolidated Results (Unaudited)
To March 31, 2006

May 28, 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

The following management’s discussion and analysis (MD&A) should be read in conjunction with the consolidated financial statements and related notes.  All dollar amounts are stated in Canadian dollars unless otherwise stated.  This discussion is based on information available to May 28, 2006.

Overview

Century Mining Corporation is a Canadian-based gold producer with operations in Val d’Or, Québec.  In September 2004, the Company completed the acquisition of the Sigma – Lamaque Complex from the trustee of the Sigma – Lamaque Limited Partnership.  The Company commenced commercial gold production at the Sigma Mine on May 25, 2005 after completing the mining and processing of a 250,000 tonne bulk sample.

The Company is also engaged in the exploration, development and acquisition of mineral properties and mining assets with a focus on gold and precious metals.  In September 2004, the Company acquired an option to purchase a 70% interest in the dormant Carolin gold mine in British Columbia.  In April 2006, Tamerlane Ventures Inc. purchased 100% of the property from Athabaska Gold Resources Ltd.  The purchase was funded by the Company and the agreement with Tamerlane was amended to form an immediate 70% Century / 30% Tamerlane joint venture.  The Company still maintains the right to purchase the remaining 30% interest from Tamerlane.

The Company also has interests in nine exploration properties on the Juneau Gold Belt in Alaska.

In March 2006, the Company incorporated Century Mining Peru S.A.C. based in Lima and in May completed the acquisition of 60% controlling interest in San Juan Gold Mines S.A.A. for US$5.1 million, including the purchase of US$9.9 million of bank debt for US$2.5 million, and the issuance of 1,000.000 common shares of the Company.

Century’s shares trade on the TSX Venture Exchange under the symbol CMM.

Results of Operations

Pursuant to completing a bulk sample program, the Sigma Mine commenced commercial gold production on May 25, 2005.

In the first quarter ended March 31, 2006 the Company reported an operating profit from mining operations, before royalty expenses and depreciation, amortization and accretion, of $2,038,921 (2005 – $Nil) from gold revenues of $11,151,726 at the Sigma Mine.  Expenses incurred in the mining operations were $9,112,805.  Prior to May 25 operating costs were capitalized and netted against revenues from gold produced during the bulk sample program.  Geological fees and other revenue was $97,365 in the first quarter of 2006 (2005 - $92,781).  In the first quarter of 2006, total revenues were $11,249,091 (2005 - $92,781).

For the quarter ended March 31, 2006 the Company reported a net loss of $1,197,835, or $0.01 per share, compared to a net loss of $970,091, or $0.03 per share in the prior period.  The increase in net loss of $227,744 reflects costs and expenses incurred in mining operations at the Sigma Mine; higher corporate administration expenses; higher depreciation amortization and accretion expenses; and expenses related to funding the Sigma-Lamaque acquisition in 2004.  In the first quarter of 2005, mining and processing the bulk sample commenced at Sigma.

The following table shows a comparison of expenses for the periods ended March 31, 2006 and 2005.

Expenses	Q1-2006	Q1-2005
	$	$
Mining operations	9,112,805	—
Operating royalties	66,300	—
Depreciation, amortization and accretion	736,133	31,898
Amortization on deferred finance fees	1,081,620	98,563
Accretion on convertible debentures	144,800	260,000
Corporate administration	692,140	543,052
Interest on long-term notes	266,250	224,518
Interest on convertible debentures	113,302	—
Exploration expenses	—	6,175
Stock based compensation	78,410	93,400
Total expenses	12,291,760	1,257,606

In the first quarter of 2006, expenses of $9,112,805 at the Sigma Mine accounted for 74% of total expenses of $12,291,760 before other items.

In the first quarter of 2006, the Company recorded production royalty expenses of $66,300 (Note 7), which was recorded as a non-cash obligation.

Depreciation, amortization and accretion expenses were $736,133 in the first quarter of 2006 (2005 - $31,898), the majority of which related to accumulated amortization on equipment, mining and plant equipment.

In the first quarter of 2006, amortization on deferred finance fees was $1,081,620 (2005 - $98,563, which reflected the balance at December 31, 2005 (Note 4).

In 2004, the Company issued $8.50 million of 10% Convertible Debentures to finance, in part, the acquisition of the Sigma-Lamaque Complex, and in 2005 issued a further $2.85 million of 10% Convertible Debentures to provide working capital for the Sigma Mine.  The maturity date is December 31, 2006 on both issuances.  The fair value of the conversion option associated with the Convertible Debentures is recorded as equity portion in shareholders’ equity on the balance sheet (nil at March 31, 2006) while the accretion on the debentures is charged to earnings ratably to maturity, which was $144,800 in the first quarter (2005 -$260,000).  In March of 2006, the Company forced conversion of the outstanding balance of the Convertible Debentures after several partial conversions by the debenture holders.

In the first quarter of 2006, corporate administration expenses of $692,140 (2005 - $543,052) reflected the higher level of head office activity associated with operating the Sigma Mine, including salaries and benefits at higher staffing levels, as well as increased travel and accommodation expenses.  In addition, the Company pursued the search for and evaluation of acquisition opportunities in Peru to grow the Company.

In 2005, equity and debt financings provided working capital for the Sigma Mine and for general corporate purposes.  In the first quarter of 2006, interest on long-term notes, was $266,250 and was paid by the issuance of 221,875 common shares (Note 10) (2005 - $224,518, which was deferred).  The Company elected to pay interest and fees on convertible debentures in shares rather than cash (Note 11), which amounted to $113,302 (2005 - $Nil).  All outstanding Convertible Debentures were converted in the first quarter.

In the first quarter of 2006 stock-based compensation expenses were $78,410 (2005 - $93,400).

Other items in the first quarter of 2006 included unrealized losses on derivative contracts of $133,763 (2005 - $203,191) and a foreign exchange loss of $21,404 (2005 – $8,457).

Summary of Quarterly Results

The following table summarizes the Company’s operating results for each of the eight most recently completed quarters:

Period	Revenue ($)	Net loss ($)	Net loss per share ($)
Q1-06	11,249,091	1,197,835	0.01

Q4-05	9,612,458	4,438,074	0.10
Q3-05	10,109,551	2,630,370	0.06
Q2-05	4,768,276	1,187,843	0.03
Q1-05	92,781	970,091	0.03

Q4-04	39,336	893,059	0.05
Q3-04	19,824	483,893	0.04
Q2-04	24,061	423,326	0.04

The Sigma Mine commenced commercial production on May 25, 2005.  Prior to this date revenues from gold produced during the bulk sample program were netted against expenses and deferred.  The level of expenditures increased each quarter during the start-up of the Sigma Mine and after commercial production commenced as the tonnage of ore and waste mined increased to budgeted production levels.  In the third and fourth quarters of 2005 and in the first quarter of 2006 the Sigma Mine generated positive cash flow.  Operating margins increased as operating costs were reduced and gold prices continued to rise.  In the fourth quarter of 2005, financing expenses and fees impacted the net loss.  Mine operating expenses increased to $9,243,378 in the fourth quarter from $8,874,167 in the prior quarter as production levels at the Sigma Mine increased.  The net loss decreased significantly in the first quarter of 2006, reflecting higher operating margins at the Sigma Mine due to rising gold prices and lower costs, as well as lower expenses at the corporate level.

The Company expects further improvements in operating results in subsequent quarters pursuant to reduction of debt and on gold production at the Sigma-Lamaque Complex as a result of the purchase of new mining equipment.

Liquidity and Capital Resources

As at March 31, 2006 the Company had a working capital deficiency of $6,827,780 compared to a deficiency of $8,511,024 at December 31, 2005.  The net reduction of $1,683,244 in working capital deficiency mainly reflects the larger increase in current assets, particularly cash, compared to the increase in current liabilities.

Current assets increased from $5,276,441 at December 31, 2005 to $7,389,577 at March 31, 2006.  Cash and cash equivalents increased from $808,896 at the end of 2005 to $2,883,663 at March 31, 2006, an increase of $2,074,767

Current liabilities increased by $429,892 from $13,787,465 at year-end 2005 to $14,217,357 at March 31, 2006.  No item in current liabilities changed significantly during the first quarter of 2006.

Pursuant to completing a $25.2 million equity offering in April the Company’s balance sheet improved significantly to reflect positive working capital.

In 2004, the Company funded, in part, the acquisition of the Sigma-Lamaque Complex by assuming a Note of $13,544,000 from Investissement Québec (IQ) (Note 10).  The balance owing to IQ at March 31, 2006 is $14,461,472, which includes principal and interest.  The long-term liability of this note is $12,345,222 at March 31, 2006.  The current liability is $2,116,250.

At December 31, 2005, the long-term liability on the issuance of 10% Convertible Debentures in 2004 and 2005 was $9,859,875 after assigning the fair value of the conversion option of $2,021,000 to shareholders’ equity and charging the accretion on the debentures of $1,040,000 to the statements of operations and deficit.  As at March 31, 2006, pursuant to conversion of all outstanding Convertible Debentures in the first quarter, the long-term liability was eliminated and hence there was no portion to assign to shareholders’ equity.  Accretion on Convertible Debentures of $144,800 was charged to the statement of operations and deficit in the first quarter.

The Company has a capital lease obligation on mining equipment of $5,563,791 at March 31, 2006 (December 31, 2005 — $5,933,020).  Other obligations at March 31, 2006 include: operating royalties on gold production of $649,427 (December 31, 2005 — $583,127); and payments to unsecured creditors that were assumed during the purchase of the Sigma-Lamaque assets of $1,763,935 (December 31, 2005 - $2,645,120).  At the Company’s option it issued shares in part fulfillment of this obligation in 2005.  The Company is committed to expend $784,935 pursuant to flow-through shares issued in 2005.

Cash flows from operating activities

In the first quarter of 2006, before net changes to non-cash working capital balances, cash flows provided by operating activities were $1,137,495 (2005 – cash flows used $262,668).  As previously mentioned, in 2005 and in the first quarter of 2006 there were a number of significant financing charges to operations that did not require a cash payment.  These items, in addition to other non-cash amortization and depreciation charges, operating royalties, unrealized losses on derivative contracts, and stock based compensation expenses offset the net loss of $1,197,835 in the first quarter of 2006.  After the net change to non-cash working capital balances, cash flows provided by operating activities in the first quarter of 2006 were $899,213 (2005 – $202,358).

Cash flows from financing activities

In the first quarter of 2006, net cash flows provided by financing activities was $2,936,825 (2005 - $4,849,122).  Issue of equity instruments, net of share issue costs provided the Company with $3,237,675 (2005 - $2,849,122) Advances on convertible debentures of $2,000,000 in the first quarter of 2005 (2006 - $Nil) provided the Sigma Mine with working capital.

Equity and convertible debt financings are expected to provide the major sources of funds for the Company until it generates sufficient cash flow from the Sigma Mine to meet all its financial obligations.  In April 2006, the Company closed a $25.2 million equity financing that removed the working capital deficiency at the end of the first quarter and provided funds for purchase of mining equipment, acquisitions and general corporate purposes.

Cash flows from investing activities

In the first quarter of 2006, cash flows used in investing activities was $1,761,270 (2005 - $6,246,560).  Purchases and payment for properties and equipment, principally at the Sigma Mine was $1,396,630 (2005 - $6,246,560).  Capitalized stripping costs were $265,082 (2005 — $Nil).  Acquisition of mineral properties was $99,558 (2005 - $Nil).

In aggregate, cash flows from operating, financing and investing activities resulted in an increase in cash and cash equivalent of $2,074,767 in the first quarter of 2006 compared to a decrease in cash of $1,195,080 in the same period of 2005.  When added to cash and cash equivalents of $808,896 at the beginning of the year, cash and cash equivalents at March 31, 2006 was $2,883,663.

Summarized Quarterly Data
(Unaudited)
Canadian dollars, except where noted

	Three months Ended March 31, 2006	Three months Ended March 31, 2005
Income and cash flow
Total revenues	11,249,091	92,781
Total production costs	9,112,805	—
Operating profit (loss)	2,136,286	92,781
Net loss	1,197,835	970,091
Net loss per share	0.01	0.03
Cash flows provided by operating activities	899,213	202,358
Cash flows used in investing activities	(1,761,270)	(6,246,560)
Cash flows provided by financing activities	2,936,825	4,849,122
Weighted average common shares	72,940,231	30,373,877
Production
Tonnes of ore milled	371,000	—
Head grade (g/ton gold)	1.7	—
Recovery (%)	94	—
Recovered gold (oz)	18,943	—
Realized price (US$/oz gold)	510	—
Minesite cash cost (US$/oz gold)	386	—
Minesite costs per tonne milled (C$/tonne)	23.00	—

Outstanding Share Data

As at May 28, 2006 the Company had 115,300,904 common shares issued and outstanding.  In addition, there were 15,459,870 shares reserved for issuance for the exercise of warrants, and 4,471,000 shares reserved for issuance for the exercise of stock options.  Assuming exercise of all outstanding stock options and warrants, which would result in approximately $20.6 million added to the Company’s treasury, there are 135,231,774 shares on a fully diluted basis.

In connection with the purchase of the Sigma – Lamaque assets, there are additional purchase obligations that may be settled by payment in cash, or by the issuance of shares at the option of the Company.  In the event that shares are issued, a total of 4,108,390 common shares would be issued on May 15, 2006 and September 15, 2006 on the balance owing for this purchase obligation.  These shares have been reserved for issuance.  The Company elected to make the May 15 payment in cash, which is being held in escrow, and won a court injunction in connection with the notice period required to be given to the trustee for the unsecured creditors.  As of the date of this MD&A the shares had not been issued.

Transactions with Related Parties

As noted in the consolidated financial statements, the Company was involved in the following related party transactions:

a)              In 2006, the Company paid $6,187 (2005 - $25,687) in office rent to a company controlled by a director and officer and by a Family Trust of a director and officer. The Company leased space from this company on a month-to-month basis at US$2,062 per month. There was no outstanding amount due at the end of March 31, 2006.

b)             Included in corporate administrative expenses are legal fees of $29,518 (2005 - $190,525) paid to a firm, which the Company’s Corporate Secretary is a partner. At March 31, 2006 included in accounts payable was $105,431 (2005 - $107,742) due to the legal firm.

c)              Included in accounts receivable is a credit of $9,952 (2005 - $44,080) due from a company with common officers and directors of the Company. The Company also recorded revenues of $97,365 (2005 - $336,705) for geological services to this same company. The company also received $8,250 (2005 — $60,744) as reimbursement for other office facilities.

All related party transactions in the normal course of business have been measured at the agreed upon exchange amounts, which is the amount of consideration established and agreed to by the related parties.  Exchange amounts approximate fair values.

Subsequent Events

a)              On April 27, 2006, the Company closed a non-brokered private placement of 20,141,440 units for gross proceeds of approximately $25,176,800.  Each unit is priced at $1.25 and consists of one common share plus one-half share purchase warrant exercisable at $2.00 for a period of 24 months.  Warrants are exercisable within 10 days if the 20-day weighted average closing share price exceeds $2.25.

b)             On May 17, 2006, the Company completed the acquisition of a 60% controlling interest in San Juan Gold Mines S.A.A.  Century Mining Peru S.A.C., a wholly owned subsidiary of the Company, completed the acquisition.  The Company purchased from Banco Wiese Sudameris US$9.9 million of debt securing the majority of the mining concessions owned by San Juan Gold Mines S.A.A. for US$2.5 million.  The original transaction contemplated the Company purchasing 60% interest in Minera Chorunga S.A.A.  On closing, all concessions in Minera Chorunga were transferred to San Juan eliminating the need for the purchase of the equity interest in Minera Chorunga.  In addition, US$600,000 that was to have been paid in equivalent value in the Company’s common shares was paid in cash.  The total transaction cost, including purchase of the debt, was US$5.1 million and the issuance of 1,000,000 common shares of the Company.  In addition, the Company directly purchased 11 more contiguous concessions totaling 3,200 hectares for US$54,000, which increased the total hectares purchased to 18,816.

c)              Subsequent to the end of the first quarter, the Company issued a total of 79,000 common shares pursuant to the exercise of employee stock options for proceeds of $35,100 to the Company.  The exercise prices were in the range of $0.40 to $0.50 per share with expiry dates in the range of April 19, 2009 to September 28, 2010.

d)             Subsequent to the end of the first quarter, the Company issued a total of 2,767,120 common shares pursuant to the exercise of warrants for proceeds of $1,422,749 to the Company.  The exercise prices were in the range of $0.45 to $0.55 per share with expiry dates in the range of May 22, 2006 to September 23, 2007.

Evaluation of disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Vice President of Investor Relations absent a Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.  As at the end of the period covered by this MD&A, management of the Company, with the participation of the Chief Executive Officer and the Vice President of Investor Relations, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws.  Based on that evaluation, the Chief Executive Officer and the Vice President of Investor Relations have concluded that, as of the end of the period covered by this MD&A, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Vice President of Investor Relations, as appropriate to allow for accurate disclosure to be made on a timely basis.

Risk and Uncertainties

The business of operating mines and exploring and developing mineral properties are highly uncertain and risky by their very nature.  The Company’s mining operations in Québec commenced generating positive cash flow in the third quarter of 2005.  The Company may require securing additional equity and/or debt capital to maintain positive working capital and continue as a going concern until such time as the Company generates substantial free cash flow from its Sigma operations that will contribute significantly to the Company’s cash requirements to meet all its financial obligations and commitments.  The Company will require securing additional equity and debt financing to fund acquisitions of mining assets to growth the Company.

While a Company’s success may result from good fortune, it is more often dependent on management’s knowledge and expertise and its ability to acquire profitable gold producing assets, identify and advance attractive projects and targets from exploration through development into production, as well as secure the necessary financing to fund these activities.  The Company continues to recruit well-qualified and experienced professionals to manage its Sigma-Lamaque operations and growth of the Company.

Regulatory standards continue to change, making the review and due diligence processes longer, more complex, and more costly.  Even if an apparently mineable deposit is discovered, there is no assurance that it will ever reach production or be profitable, as its results are influenced by many key factors, such as commodity prices and foreign exchange rates, which cannot be controlled by management, as well as more stringent environmental regulations.  Due to high gold prices, the mining industry is experiencing high demand for capital equipment, spare parts, consumables and supplies, as well as for experienced professional staff and operating personnel, all of which have an impact on operations.

While it is impossible to eliminate all of the risks associated with mining and exploration and development, it is management’s intention to manage its affairs, to the extent possible, to ensure that the Company’s assets are protected and that its efforts will result in increased value for the Company’s shareholders.  The Company assesses and minimizes risks by applying high operating standards, including careful management and planning of its facilities, hiring qualified personnel, establishing and maintaining internationally recognized standards, performing independent audits, and purchasing insurance policies.

The Company’s mining and milling operations at the Sigma Mine will expose the Company to various financial and operational risks that could have an adverse impact on its profitability, level of operating cash flows, and financial condition.

In March 2006, the Company incorporated a wholly owned subsidiary, Century Mining Peru S.A.C. and opened an office in Lima to pursue the acquisition of mineral properties and mining assets.  Carrying on business in Peru will expose the Company to risks and uncertainties associated with operating in foreign countries, including political, financial and other risks.

Outlook

Commencement of commercial production at the Sigma Mine in the second quarter of 2005 reflected growth of the Company from exploration and development to a gold producer.  The Sigma Mine has generated positive cash flow in the last three quarters.  At current gold prices the Company expects that the Sigma Mine will continue to generate positive cash flow.

In 2006, the Company plans to produce a total of 100,000 ounces of gold, including 90,000 ounces from Sigma, 5,000 ounces from Lamaque and 5,000 ounces from San Juan, at an estimated cash cost of US$325 to US$350 per ounce.

In the first quarter of 2006 the Company’s debt was reduced after the outstanding 10% Convertible Debentures were exchanged for common shares.  This conversion provides the Company with flexibility to finance future growth on more attractive terms.  Reduction of debt and the buy-back of the Sigma operating royalty will have a positive impact on the Company’s balance sheet and statement of operations and deficit in the second quarter.

In April 2006 the Company completed a $25.2 million equity private placement, the proceeds of which are being used for purchase of four haul trucks at the Sigma Mine; development of the Lamaque underground mine, which has already commenced; the acquisition of the San Juan Gold Mine in Peru, which has been completed, and for general corporate purposes.

The Company has applied for a listing on the Toronto Stock Exchange.  The Company believes it meets all listing criteria and following positive meetings with exchange personnel anticipates that approval for a listing will be granted in the third quarter of this year.  The number of institutional shareholders in the Company is expected to increase after this listing and increased market activity is also expected.

The Company is well positioned to grow in value as management creates and pursues new opportunities, particularly in Québec and Peru, with an emphasis on the acquisition of producing gold mines and assets that generate cash flow or that can be returned to profitability in the near term.

Forward-Looking Statements

The Company’s press releases, annual and quarterly financial statements and other literature frequently contain forward-looking statements within the meaning of section 27A of the Securities Exchange Act of 1933 and as amended in Section 27E of the 1934 Act.

Additional Information and Continuous Disclosure

This MD&A has been prepared as of May 28, 2006.  Additional information on the Company is available through regular filings of press releases, annual and quarterly financial statements and its Annual Information Form on SEDAR (www.sedar.com).

Form 52-109F2 - Certification of Interim Filings

I Margaret M. Kent, Century Mining Corporation, Chairman, President & CEO, certify that:

1.             I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Century Mining Corporation, (the issuer) for the interim period ending March 31, 2006;

2.             Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.             Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.             The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)           designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)           designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.             I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: May 30, 2006

“signed M. M. Kent”

Margaret M. Kent
Chairman, President & CEO

Form 52-109F2 - Certification of Interim Filings

I J. Graham Eacott, Century Mining Corporation, Vice President, Investor Relations, certify that:

1.             I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Century Mining Corporation, (the issuer) for the interim period ending March 31, 2006;

2.             Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.             Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.             The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)           designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)           designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.             I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: May 30, 2006

“signed J. G. Eacott”

J. Graham Eacott
Vice President, Investor Relations

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instruments 51-102 released by the Canadian Securities Administrators, the Company disclosed that its auditors have not reviewed the unaudited consolidated financial statements for the period ended June 30, 2006.

Century Mining Corporation
Unaudited – Prepared by Management
Consolidated Financial Statements
For the six months ended June 30, 2006 and 2005

Century Mining Corporation
Consolidated Balance Sheets

As at	June 30,2006	December 31,2005
	Unaudited	Audited

Assets
Current
Cash and cash equivalents	$8,481,360	$808,896
Accounts receivable	3,879,185	1,787,048
Inventories (Note 6)	3,917,784	2,414,436
Prepaid expenses & deposits	246,012	266,061
Note receivable (Note 4. b))	2,850,000	—
	19,374,342	5,276,441

Mining properties, other properties plant and equipment (Note 7)	67,610,958	49,567,078
Deferred finance fees (Note 5)	—	1,081,620
Future tax asset	688,075	688,075
Deposits for reclamation costs	493,000	493,000
	$88,166,375	$57,106,214

Liabilities and Shareholders’ Equity

Current
Accounts payable and accrued liabilities	$4,922,935	$7,386,932
Working capital gold facility (Note 10)	1,007,898	1,287,219
Current portion of long-term liabilities (Note 9 and 11)	4,007,671	3,819,851
Unrealized losses on derivative contracts	—	1,293,463
	9,938,504	13,787,465

Long-term notes (Note 11)	11,921,972	12,768,472
Asset retirement obligation	2,262,090	2,262,090
Capital lease obligation (Note 9)	2,933,192	3,806,169
Non-controlling interest (Note 4)	2,888,977	—
Long term liabilities	711,295	—
	30,656,030	32,624,196

To be settled via issue of shares
Royalties payable (Note 8)	—	583,127
Unsecured creditors (Note 13. e))	1,762,500	2,645,120
Convertible debentures	—	9,859,875
	32,418,530	45,712,318

Shareholders equity
Common shares (Note 13 b)	65,878,650	22,950,378
Fair value of warrants	9,289,585	3,534,867
Equity portion of convertible debenture	—	2,021,000
Fair value of options (Note 13 c)	1,287,476	1,199,546
Deficit	(20,707,866)	(18,311,895)
	55,747,845	11,393,896
	$88,166,375	$57,106,214

Approved on behalf of the Board:

Signed “Margaret M. Kent”	Director
Margaret M. Kent
Signed “Donald S. Macdonald”	Director
Donald S. Macdonald

The accompanying notes and schedule are an integral part of these audited consolidated financial statements.

3

Century Mining Corporation
Consolidated Statements of Operations and Deficit

For the period ended	Three months June 30, 2006	Three months June 30, 2005	Six months June 30,2006	Six months June 30,2005

Revenues
Sale of precious metals	$11,878,882	$4,651,526	$23,030,608	$4,651,526
Geological fees and other	218,921	129,735	316,286	222,516
	12,097,803	4,781,261	23,346,894	4,874,042

Expenses
Mining operation	8,966,946	4,518,711	18,079,751	4,518,711
Depreciation amortization and accretion (Note 7)	905,240	87,424	1,707,673	119,322
Amortization on deferred finance fees (Note 5)	—	98,563	1,081,620	197,126
Accretion on convertible debentures	—	260,000	144,800	520,000
Corporate administration	1,356,678	799,445	2,048,818	1,348,672
Interest on long-term notes	290,133	735	556,383	225,253
Interest on convertible debentures	—	—	113,302	—
Stock based compensation	93,255	196,900	171,665	290,300
	11,612,252	5,961,778	23,904,012	7,219,384

Profit (Loss) from operations before other items	485,552	(1,180,517)	(557,117)	(2,345,342)

Other items
Losses on derivative contracts	(1,590,712)	(11,437)	(1,724,475)	191,754
Foreign exchange gain (loss)	(92,974)	4,111	(114,378)	(4,346)
	(1,683,686)	(7,326)	(1,838,853)	187,408

Net loss for the period	(1,198,135)	(1,187,843)	(2,395,971)	(2,157,934)

Deficit, beginning of the period	(19,509,731)	(10,055,608)	(18,311,895)	(9,085,517)

Deficit, end of the period	$(20,707,866)	$(11,243,451)	$(20,707,866)	$(11,243,451)

Net loss per share – basic and diluted (Note 13(f))	$(0.01)	$(0.03)	$(0.02)	$(0.06)

The accompanying notes and schedule are an integral part of these audited consolidated financial statements.

4

Century Mining Corporation
Consolidated Statements of Cash Flows

For the periods ended	Three months June 30, 2006	Three months June 30, 2005	Six months June 30,2006	Six months June 30,2005

Cash flows from operating activities
Net loss for the period	$(1,198,136)	$(1,187,843)	$(2,395,971)	$(2,157,934)
Charges to operations not requiring a cash payment:
Interest on convertible debentures	—	—	94,304	223,562
Interest capitalized	—	223,803	—	440,877
Accretion on debentures	—	260,000	144,800	520,000
Amortization, depreciation and accretion	905,240	87,424	1,707,673	119,322
Amortization on deferred finance fees	—	98,563	1,081,620	197,126
Stock based compensation	93,255	196,900	171,665	290,300
Interest on long term debt	—	—	266,250	—
Issue of shares for remuneration	279,300	—	279,300	—
	79,659	(321,153)	1,349,640	(366,747)

Net change to non-cash working capital balances
Receivable	(1,964,083)	(858,136)	(2,092,138)	(1,618,664)
Prepaid expenses	449,029	(566,330)	20,049	(523,249)
Inventory	(2,022,014)	(4,189)	(1,503,348)	(1,360,166)
Accounts payable and accrued liabilities	(1,801,465)	3,384,258	(2,197,747)	5,705,634
Working capital gold facility	(475,690)	—	(279,321)	—
Unrealized derivative loss	(1,293,463)	—	(1,293,463)	—
Note receivable	(2,850,000)	—	(2,850,000)	—
	(9,745,540)	1,634,450	(8,846,327)	1,836,808

Cash flows from financing activities
Advances on convertible debenture	—	500,000	—	2,500,000
Issue of equity instruments, net of share issue costs	25,065,301	35,000	28,302,976	2,884,122
Decrease in long term lease obligation	(384,307)	—	(685,157)	—
Decrease in long term debt	(846,500)	—	(846,500)	—
	23,834,494	535,000	26,771,319	5,384,122

Cash flows from investing activities
Acquisition of San Juan Mine	(2,281,047)	—	(2,281,047)	—
Acquisition of mineral properties	(296,306)	—	(396,443)	—
Capitalized stripping costs	(1,044,599)	—	(1,309,681)	—
Purchases and payment for properties and equipment	(4,868,727)	(1,814,531)	(6,265,357)	(8,061,091)
	(8,491,257)	(1,814,531)	(10,252,528)	(8,061,091)

Increase (decrease) in cash and cash equivalent	5,597,697	354,919	7,672,464	(840,161)

Cash and cash equivalent, beginning of the period	2,883,663	373,696	808,896	1,568,776

Cash and cash equivalent, end of the period	$8,481,360	$728,615	$8,481,360	$728,615

Supplemental disclosure of non cash financing and investing activities (note 17)

The accompanying notes and schedule are an integral part of these audited consolidated financial statements.

5

Century Mining Corporation
Notes to Consolidated Financial Statements
(Unaudited – Prepared by Management)

June 30, 2006 and December 31, 2005

The following notes incorporate only those notes that have been changed from the December 31, 2005 consolidated financial statements. For additional information please refer to the notes on the December 31, 2005 consolidated financial statements.

1.     Nature of Operations

See December 31, 2005 notes to consolidated financial statements.

2.              Significant Accounting Policies

See December 31, 2005 notes to consolidated financial statements.

3.              Changes in Significant Accounting Policies

Operating Royalty Expenses

Pursuant to the Company’s buy-back of the SGF royalty on gold production from the Sigma-Lamaque Complex in April of 2006, the Company changed the policy of recognizing non-cash operating royalty expenses from a fixed percentage based on the spot price of gold to a unit-of-production basis, based on estimated proven and probable reserves and measured and indicated resources.

4.              Asset Acquisitions

a)             In May 2006, the Company’s wholly owned Peruvian subsidiary, Century Mining Peru S.A.C. (“Century Peru”) completed the acquisition of 60% controlling interest in San Juan Gold Mines S.A.A. (“San Juan”).   The consideration was US$1.9 million in cash and the issuance of 1,000,000 common shares of the Company.  In addition, the Company directly purchased 11 contiguous concessions totaling 3,200 hectares for US$64,100, which increased the total hectares purchased to 18,816.  San Juan granted Century Peru a 50-year mining and operating lease covering all the San Juan claims, which allows Century Peru to operate the San Juan Mine and account for all precious and base metals produced and carry out exploration on the concessions.  This lease is subject to a 10% net profit interest from metal production at the mine after repayment to Century Peru of capital, operating, exploration and management expenses.

6

Assets acquired and Liability assumed:	San Juan Mines

Property, Plant and Equipment	$6,700,024

Total	$6,700,024

Acquisition Costs:	San Juan Mines

Shares issued	1,530,000
Cash consideration	2,092,170
Transaction cost	188,877
Non controlling interest	2,888,977

Total	$6,700,024

b)             The Company purchased from Banco Wiese Sudameris US$14.35 million of debt secured on title by the majority of the mining concessions owned by San Juan Gold Mines S.A.A. for US$2.5 million.  The debtor, Compañia Minera Erika S.A. was a related company to San Juan.  The owner of Compañia Minera Erika S.A. was previously the controlling shareholder of San Juan Gold Mines S.A.A.

5.     Deferred Finance Fees

	2006	2005
Balance, beginning of the period	$1,081,620	$538,500
Additions incurred during the period	—	1,452,900
Amortization	(1,081,620)	(909,780)
Balance, end of period	—	$1,081,620

In 2006, the Company paid $nil (2005 - $350,000) pursuant to costs associated with the additional draw down of $2,850,000 of convertible debentures.  In conjunction with this issuance, 5,000,000 (2005 — Nil) warrants were issued at an exercise price of $0.44 and expiry term of 2 years.  The Company fair valued these warrants using the Black Scholes model with assumptions of 82% volatility and 5% risk free rate.  These deferred finance fees are being amortized over the term of the debentures.

6.     Inventories

	2006	2005
In process gold	$1,455,080	$1,685,821
Finished gold	46,300	405,778
Consumables	2,416,404	349,837
	$3,917,784	$2,414,436

7

7.     Mining Properties, Other Property, Plant and Equipment

	2006		2005
	Cost	Accumulated Amortization	Cost	Accumulated Amortization

Land	$860,000	$—	$860,000	$—
Buildings	5,062,224	195,841	2,868,861	89,136
Mineral properties (Schedule)	2,973,140	—	2,085,663	—
Equipment	8,797,419	1,255,186	10,437,948	1,433,899
Mining and plant equipment	49,634,207	2,436,253	32,646,957	800,837
Deferred stripping	3,047,637	172,897	1,737,956	42,942
Consumables and supplies	1,296,508	—	1,296,508	—
	71,671,135	4,060,177	$51,933,892	$2,366,814

Cost less accumulated amortization		$67,610,958		$49,567,078

Included in equipment is equipment under capital lease with original cost of $8,478,795 (2005 - $8,056,691) and net book value of $7,280,897 (2005 - $7,429,844).

In the period ended June 30 2006, excluded from the amortization base is $11,792,003 (2005 - $2,085,663) which consists of various mineral properties in the development stage.

In the period ended June 30 2006, the Company expended $612,469 (2005 - $8,491,036) net of grants, option payments, and mineral tax credits, on the exploration and development of these mineral properties, of which $436,772 was expended in Québec and $175,697 in Peru.

In the period ended June 30 2006, the Company capitalized $91,000 (2005 — $170,827) of salaries paid to members of corporate management team.  In 2006, preproduction costs, net of amortization, of $Nil (2005 - $8,581,374) were capitalized.

8.     Operating Royalties Payable

In the first quarter of 2006, the Company recorded production royalty expenses of $66,300 (2005 - $648,165) which has been recorded as a non-cash obligation.  Of the total $66,300 (2005 - $648,165) the Company has capitalized $Nil (2005 - $111,939) during the preproduction period.

In April 2006, the Company bought back the SGF royalty on gold production from the Sigma-Lamaque Complex from SGF Mines Inc. by issuing 3.0 million common shares of Century at a deemed price of $1.50 per share and paying $2.0 million in cash to SGF.  As a result the Company has no future obligation to SGF Mines Inc.

8

9.     Capital Lease Obligations

During 2005 and 2006, the Company entered into capital equipment leases expiring during 2007 to 2009 with interest rates between 5% and 8%. The capital lease obligations as at June 30, 2006 are as follows:

	2006	2005
Balance beginning of period	$5,933,020	$—
Addition: capital leases	423,103	8,056,691
Less: payments made during the year	(1,313,104)	(2,418,163)
Add: interest portion of payments	204,844	294,492
	5,247,863	$5,933,020

Minimum lease payments under capital leases by year and in aggregate are as follows:

	2006	2005
2006-2007	2,314,671	$2,126,851
2007-2008	2,698,819	2,258,131
2008-2009	206,598	1,548,038
2009 and thereafter	27,775	—
Total minimum lease payments	5,247,863	5,933,020
Less: current portion	(2,314,671)	(2,126,851)
	2,933,192	$3,806,169

10.    Working Capital Facility

As at June 30, 2006 there was 1,400 (2005 - 2,152) ounces of gold committed under this facility.

11.  Long-Term Notes

As part of the Sigma-Lamaque asset acquisition, the Company assumed a debt of $18,544,000 due to Investissement Québec (IQ). Of this amount, $5,000,000 was repaid upon closing. The Company paid $846,500 as cash repayment of principal loan during second quarter of 2006. The balance of $13,614,972 including principal of $12,697,500 and capitalized interest of $917,472 at June 30, 2006 was repayable according to the following terms:

a)                   Interest: The debt bears interest at IQ Prime + 0.75%, calculated daily on the unpaid balance, and payable quarterly beginning December 31, 2004.  In 2005, the Company entered into a new agreement with Investissement Québec to defer interest payments for 2005 and payable with the principal outstanding without any penalty.  For the six months period the company paid interest of $556,383, which included the issuance of 221,875 shares valued at $266,250 in the first quarter.

9

b)      Principal: is repayable quarterly according to the following schedule:

i)                 Payable Sept. 30, 2006, and quarterly thereafter

Until December 31, 2010:	$423,250

ii)              Any remaining balance is due December 31, 2010

iii)           Should any balance be unpaid as at March 31, 2011, IQ has the right and option to convert the balance in whole or part to common stock at the average trading price of the prior 20 days, provided that the conversion does not create a change in control of the Company, or results in IQ owning more than 19.9% of voting shares of the Company.

b)                  In addition to the principal payments above, beginning in the fiscal year-ended December 31, 2008, additional principal payments are required to the extent of 30% of free cash flow from the Sigma Mine site, after:

i)                 Principal and interest payable to other creditors that have financed this project;

ii)              Royalties and taxes;

iii)           Up to $1.5 million of actual head office costs;

iv)          Up to $1 million of exploration and exploitation expenditures incurred on assets acquired as part of this transaction, or which would supply ore to be treated in the plant acquired in this transaction.

c)                   The principal amount of the debt is repayable without penalty at any time. In addition, if the balance is prepaid in full, the amount repayable will be discounted as follows if paid on or before the last day of:

Discount on Balance:
i) December, 2006	20%
ii) December, 2007	15%
iii) December, 2008	10%
iv) December, 2009	5%

d)                  The debt is secured with a first charge on the mining claims and mining concessions purchased as part of the Sigma-Lamaque asset acquisition.

e)                   This long-term debt is subordinate to the convertible debenture holders’ security interest in the Sigma-Lamaque plant and equipment, and to the security of a financial institution providing a future hedging line of credit.

f)                     No dividends can be declared or paid to the Company’s shareholders as long as the senior long-term debt has an unpaid balance.

10

12.  Convertible Debentures

During first quarter of 2006, the Company converted all the debentures outstanding as on December 31, 2005.

Total proceeds of convertible debentures	$11,350,000
Fair value of equity and conversion option	(2,021,000)
Value attributed to the debt component	9,329,000
Cumulative accretion on the debentures to March 31, 2006 (2005 - $1,240,875)	1,385,675
10,714,675
Debt converted to equity	(10,714,675)
$—

13.   Equity Instruments

a)     Authorized: Unlimited common shares without par value.

b)    Issued and outstanding :

	June 30, 2006		December 31,2005 (Audited)
	Number of		Number of
	Shares	Amount	Shares	Amount
Common Shares
Balance, beginning of period	56,385,179	$22,950,378	23,140,984	$12,392,966
Issued during the period:
Private placement	20,141,440	25,176,788	9,740,000	3,497,837
Value attributed to warrants attached	—	(7,481,500)	—	(1,509,225)
Flow through shares	—	—	5,107,000	1,912,450
Conversion of convertible debenture principal and interest and annual fee	22,203,539	12,386,229	6,105,285	2,444,205
Exercise of warrants	10,406,905	6,468,074	3,187,929	1,119,495
Exercise of options	384,500	251,685
To settle unsecured debt	2,054,196	881,250	5,477,856	2,348,630
For services and fee	—	—	640,997	245,350
Capital assets	4,000,000	6,030,000	2,985,128	1,217,136
Share issue costs:
Cash and shares	—	(664,754)	—	(504,199)
Warrants	—	(119,500)	—	(214,267)
Balance, end of period	115,575,759	65,878,650	56,385,179	$22,950,378

Warrants
Balance, beginning of period	17,666,740	$3,534,867	8,623,617	708,474
Issued during the period:
Private placement	10,070,720	7,481,500	7,720,000	1,772,034
Convertible debenture	—	—	5,000,000	1,102,900
Agents and advisors fees	317,115	119,500	1,360,860	214,267
Exercise of warrants	(10,406,905)	(1,846,282)	(3,187,929)	(262,808)
Expired warrants	(30,000)	—	(1,849,808)	—
Balance, end of period	17,617,670	9,289,585	17,666,740	$3,534,867

Total equity instruments		$75,168,235		$26,485,245

11

c)              Options

The Company has established a stock option plan under which the Company may grant options to purchase common shares.  Under the plan the Company may grant options to acquire common shares to a maximum of ten per cent of the common shares outstanding on a non diluted basis.  The exercise price shall not be less than the closing price of the shares on the trading day immediately proceeding the day on which the option is granted and for a maximum period of five years from the date that the option is granted.

Compensation expense of $171,665 during six months (2005 - $622,100) has been recorded in the statement of operations.  The total fair value of the options granted during first 6 months of 2006 was $516,500 (2005 - $597,000) was using the following assumptions: dividend yield Nil (2005 – Nil), expected volatility 61% to 140% (2005 - 40% to 140%); risk-free interest rate 5% (2005 - 5%); and weighted average life of 4 years (2005 – 4 years).

As at June 30, 2006 the Company has the following stock options outstanding, all of which have had stock compensation expense recognized in respect thereof:

	2006		2005
	Number of Shares	Contributed Surplus	Number of Shares	Contributed Surplus

Options
Balance, beginning of period	4,796,358	$1,199,546	1,925,000	$577,446
Granted	945,000	$171,665	3,135,000	499,0000
Exercised	(384,500)	(83,735)
Expired or cancelled	(1,102,858)	—	(1,160,000)	—
Balance, end of period	4,254,000	$1,287,476	3,900,000	1,076,446
Value attributed to amendment of terms of convertible debentures (Note 8)	—	—	896,358	123,100
	4,254,000	$1,287,476	4,796,358	$1,199,546

12

The following table summarizes information about the stock options outstanding at June 30, 2006:

Options Outstanding	Option Price	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of Options Currently Exercisable	Weighted Average Exercise Price of Options Currently Exercisable
125,000	$1.16	$1.16	4.75 years	—	—
120,000	$1.12	$1.12	5.00 years	—	—
110,000	$1.05	$1.05	4.92 years	—	—
60,000	$1.00	$1.00	4.75 years	—	—
20,000	$0.73	$0.73	4.75 years	—	—
20,000	$0.61	$0.61	4.67 years	—	—
450,000	$0.60	$0.60	2.33 years	450,000	$0.60
15,000	$0.54	$0.54	3.75 years	15,000	$0.54
370,000	$0.50	$0.50	2.83 years	370,000	$0.50
55,000	$0.48	$0.48	4.58 years	—	—
575,000	$0.45	$0.45	3.27 years	575,000	$0.45
1,501,000	$0.40	$0.40	4.10 years	912,000	$0.40
50,000	$0.38	$0.38	4.17 years	16,667	$0.38
200,000	$0.37	$0.37	4.17 years	66,667	$0.37
583,000	$0.35	$0.35	4.42 years	194,333	$0.35
4,254,000	$0.35 - $1.16	$0.50	3.82 years	2,599,667	$0.46

d)    Warrants outstanding

As at June 30, 2006 the Company has the following share purchase warrants outstanding:

Issued	Expiry	Number	Price	Weighted Average Price	Weighted Average Contractual Life
September 2004	September 2006	115,485	$0.45 - $0.55	$0.47	0.25 years
February 2005	February 2007	171,000	$0.40	$0.40	0.58 years
March 2005	March 2007	5,000,000	$0.44	$0.44	0.75 years
August 2005	August 2007	1,067,130	$0.45	$0.45	1.17 years
September 2005	September 2007	876,220	$0.45	$0.45	1.25 years
April 2006	April 2008	10,387,835	$1.25 - $2.00	$1.98	1.83 years
Exercised	May 2006-Sep 2007	(10,406,905)	$0.35	$0.35
Expired	May 2006	(30,000)	$0.35 - $0.60	$0.51
Total issued and outstanding, end of period		17,617,670	$1.35		1.43 years

13

As at December 31, 2005, the Company has the following share purchase warrants outstanding:

					Weighted
Issued	Expiry	Number	Price	Weighted Average Price	Average Contractual Life
November 2004	May 2006	2,020,074	$0.50	$0.50	0.42 years
September 2004	September 2006	1,655,306	$0.45 - $0.55	$0.53	0.75 years
February 2005	February 2007	5,871,000	$0.40	$0.40	1.08 years
March 2005	March 2007	5,000,000	$0.44	$0.44	1.25 years
August 2005	August 2007	1,200,660	$0.45	$0.45	1.67 years
September 2005	September 2007	1,919,700	$0.45	$0.45	1.75 years
Exercised	March to Sep 2005	(2,919,359)	$0.35	$0.35
Expired	March to Oct 2005	(1,849,808)	$0.35 - $0.60	$0.51
Total issued and outstanding, end of year		17,666,740		$0.44	1.13 years

e)     Obligation to be settled via the issue of shares

Pursuant to the agreement for acquisition of assets from Sigma-Lamaque, the Company agreed to pay a total of $6,000,000 to certain unsecured creditors of the Sigma-Lamaque Limited Partnership. The Company paid $125,000 in cash to these creditors on closing of the acquisition.  The remaining balance of $5,875,000 can be paid via the issuance of common shares or cash at the option of the Company. The Company has agreed to issue up to 13,694,638 common shares in tranches as follows: 15% on the closing date of the agreement, 10% 4 months thereafter, 15% 8, 12, 16, 20 and 24 months thereafter to settle this debt.  In September 2004, the Company issued 2,054,196 common shares in the amount of $881,250 in accordance with the agreement.  In 2005, the Company issued a total of 5,477,856 common shares for the value of $2,348,630.  In January 2006, the Company issued 2,054,196 common shares for the value of $881,250.  The remaining obligation is 4,108,390 common shares for the value of $1,762,500, payable in equal installments on May 15, and September 15, 2006.  The Company elected to pay the May 15 payment in cash.  The matter is in dispute due to a notice period requirement.  The Company has appealed a Québec court ruling that the Company should pay in shares.  The September 15 payment will be made in cash.

f)                Per share amounts

	2006	2005
Weighted average number of shares – basic	92,744,231	41,170,163
Dilutive effect of options	3,819,000	—
Dilutive effect of warrants	7,229,835	—
Fully diluted	103,823,066	41,170,163

14

14.  Commodity Contracts and Financial Instruments

The Company enters from time to time into limited gold forward or option agreements to reduce the price volatility of the commodities produced at the operating mines. Foreign exchange transactions are limited to matching amounts approximately equal to the weekly metal sales.

At June 30, 2006, the Company had nil (2005 - 14,250) ounces of gold to be delivered under forward contract.  The company recorded additional unrealized loss on derivative contracts of $133,763 during first quarter. (2005 — $1,293,463). In addition to the above loss, the company has realized loss of $1,724,475 (2005 — Nil).

15.       Related Party Transactions

Except as noted elsewhere in these consolidated financial statements, the Company was involved in the following related party transactions:

a)              During second quarter of 2006, the Company paid $10,290 (2005 - $25,687) in office rent to a company controlled by a director and officer and a Family Trust of a director and officer. The Company leased space from this company on a month-to-month basis at US$3,562 per month. There was $4,420 outstanding amount due at the end of June 30, 2006.

b)             Included in corporate administrative expenses are legal fees of $91,750 (2005 - $190,525) were paid to a firm which the Company’s Corporate Secretary is a partner. At June 30, 2006 included in accounts payable was $137,851 (2005 - $107,742) due to the legal firm.

c)              Included in accounts receivable is $69,351 (2005 - $(44,080)) due from a company with common officers and directors of the Company.  The Company also recorded revenues of $229,463 (2005 - $336,705) for geological services to this same company.  The company also received $17,250 (2005 — $60,744) as reimbursement for other office facilities.

d)             A finder’s fee of US$95,000 was earned by Mr. Alexander Vidaurre Otayza in connection with the acquisition of San Juan Gold Mines S.A.A.  Subsequent to this acquisition and the fee being paid Mr. Vidaurre became a salaried employee and President of Century Mining Peru S.A.C.

Except as disclosed, all related party transactions in the normal course of business have been measured at the agreed upon exchange amounts, which is the amount of consideration established and agreed to by the related parties.  Exchange amounts approximate fair values.

15

16.  Financial Instruments

Company holds various forms of financial instruments.  The nature of these instruments and the Company’s operations expose the Company to foreign exchange risk, concentration of credit risk and commodity price risk.  The Company manages its exposure to these risks by operating in a manner that minimizes its exposure to the extent practical.

a)              Foreign exchange risk

The Company incurs operating and exploration expenses in the United States (“US”). Accordingly they are subject to fluctuations in exchange rates.  The Company does not have any exposure to high inflationary foreign currencies.

b)             Concentration of credit risk

A significant portion of the Company’s cash and cash equivalents are held with a major Canadian financial institution and, as such, the Company is exposed to all the risks associated with that entity.

c)              Commodity price risk

The Company’s profitability is highly dependent on the world price of gold.

17.  Non-Cash Transactions

In addition to items disclosed elsewhere in these statements the Company had the following non cash transactions:

a)              During the period ended June 30, 2006, the Company issued 149,211 (2005 – 4,224,704) shares as interest payments and fee on convertible debentures valued at $94,304 (2005 - $1,734,205). The Company also issued 21,832,453 shares (2005 – 1,880,581) on conversion of $10,640,000 (2005 – $710,000) of convertible debentures.

b)             During the period ended June 30, 2006 the Company issued 2,054,196 (2005 – 5,477,856) shares in lieu of cash payment to unsecured creditors in the amount of $881,250 (2005 - $2,348,630).

c)              During the period ended June 30, 2006 the Company issued 221,875 (2005 - Nil) shares valued at $266,250 in lieu of payment of interest to Investissement Quebec for the first quarter on long term debt.

d)             During the period ended June 30, 2006 the Company issued 3,000,000 (2005 - Nil) shares to SGF Mines Inc. valued at $4,500,000 to buy back the royalty on gold production from the Sigma-Lamaque Complex.  The Company has no future obligations to SGF Mines Inc.

e)              During the period ended June 30, 2006 the Company issued 1,000,000 (2005 - Nil) shares as part of the cost of acquisition of San Juan Gold Mines SAA., valued at $1,530,000.

f)                During the period ended June 30, 2006 the Company, as part of a $25.141 million private placement, issued performance bonuses paid by way of 223,440 (2005-Nil) Units valued at $279,300 for remuneration to certain employees.

16

18.  Segmented Information

The Company’s activities include the acquisition and exploration of mineral properties.

Geographic Segments

The Company has three geographic segments: Canada, Peru and the United States.  The segment in Canada is responsible for corporate financing and other business development activities for the consolidated group, as well as acquisition and development of mining properties, notably the Sigma-Lamaque property and six other exploration properties in Val-d’Or, Québec.  The segment in Peru is responsible for the operation of San Juan Mine and for the acquisition of properties in Peru.  The segment in the United States is responsible for management of the Company.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

June 30, 2006	Canada	Peru	United States	Total
Segment loss	$1,087,619	$27,653	$1,280,699	$2,395,971
Segment revenues	$23,346,894	—	—	$23,346,894
Segment mineral properties, property, plant and equipment	$58,550,890	$7,958,864	$1,101,204	$67,610,958
Segment assets	$78,234,096	$8,746,597	$1,185,682	$88,166,375

December 31, 2005	Canada	Peru	United States	Total
Segment loss	$8,012,664	—	$1,213,714	$9,226,378
Segment revenues	$24,567,529	—	—	$24,567,529
Segment mineral properties, property, plant and equipment	$48,554,554	—	$1,012,524	$49,567,078
Segment assets	$55,946,809	—	$1,159,404	$57,106,213

19.  Subsequent Events

a)              Subsequent to the quarter, 20,000 stock options were exercised for total proceeds of $10,000.

b)             Subsequent to the quarter, a total of 24,160 agent warrants were exercised for total proceeds of $11,419.

c)              Subsequent to the quarter, the Company served a default notice on Compañia Minera Erika S.A. demanding payment of the US$14.35 million Note (see Note 4. b)).

17

CENTURY MINING CORPORATION
Consolidated Results (Unaudited)
To June 30, 2006

August 16, 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

The following management’s discussion and analysis (MD&A) should be read in conjunction with the consolidated financial statements and related notes.  All dollar amounts are stated in Canadian dollars unless otherwise stated.  This discussion is based on information available to August 16, 2006.

Overview

Century Mining Corporation is a Canadian-based gold producer with mining operations in Val d’Or, Québec and San Juan, Peru.  The Company is also engaged in the exploration, development and acquisition of mineral properties and mining assets with a focus on gold and precious metals.

In September 2004, the Company completed the acquisition of the Sigma—Lamaque Complex from the trustee of the Sigma—Lamaque Limited Partnership.  The Company commenced commercial gold production at the Sigma Mine on May 25, 2005 after completing the mining and processing of a 250,000 tonne bulk sample.

In September 2004, the Company acquired an option to purchase a 70% interest in the dormant Carolin gold mine in British Columbia from Tamerlane Ventures Inc.  In April 2006, Tamerlane in conjunction with Century purchased a 100% interest in the Carolin property from Athabaska Gold Resources Ltd.  The purchase was funded by Century and the agreement with Tamerlane was amended to form an immediate 70% Century / 30% Tamerlane joint venture with Century as the operator.  The Company maintains the right to purchase the remaining 30% interest in the property from Tamerlane.

The Company also has interests in nine exploration properties on the Juneau Gold Belt in Alaska.

In December 2005, the Company acquired 122 mining leases in the Northwest Territories.

In March 2006, the Company incorporated Century Mining Peru S.A.C. based in Lima and in May completed the acquisition of 60% controlling interest in San Juan Gold Mines S.A.A. for US$5.1 million, including the purchase of US$14.35 million of bank debt for US$2.5 million, and the issuance of 1,000,000 common shares of the Company.

Century’s shares trade on the TSX Venture Exchange under the symbol CMM.

1

Results of Operations

Pursuant to completing a bulk sample program, the Sigma Mine commenced commercial gold production on May 25, 2005.  Results of operations in the second quarter and year to date period of 2006 reflect full production compared to the bulk sample program in the same periods of 2005.

Second quarter ended June 30, 2006 compared to the same period in 2005

In the second quarter ended June 30, 2006 the Company reported an operating profit from the Sigma mining operations, before depreciation, amortization and accretion, of $2,911,936 (2005 — $132,815) from gold revenues of $11,878,882 (2005 - $4,651,526).  Expenses incurred in these mining operations were $8,966,946 (2005 - $4,518,711).  Prior to May 25, 2005 operating costs were capitalized and netted against revenues from gold produced during the bulk sample program.  Geological fees and other revenue was $218,921 in the second quarter of 2006 (2005 - $129,735).  In the second quarter of 2006, total revenues were $12,097,803 (2005 - $4,781,261).

For the quarter ended June 30, 2006 the Company reported a net loss of $1,198,135, or $0.01 per share, compared to a net loss of $1,187,843, or $0.03 per share in the same period of 2005.

The following table shows a comparison of expenses for the second quarter periods ended June 30, 2006 and 2005, and for the six-month periods ended June 30, 2006 and 2005.

Expenses	Q2-2006	Q2-2005	6 mos 2006	6 mos 2005
	$	$$	$
Mining operations	8,966,946	4,518,711	18,079,751	4,518,711
Depreciation, amortization and accretion	905,240	87,424	1,707,673	119,322
Amortization on deferred finance fees	0	98,563	1,081,620	197,126
Accretion on convertible debentures	0	260,000	144,800	520,000
Corporate administration	1,356,678	799,445	2,048,818	1,348,672
Interest on long-term notes	290,133	735	556,383	225,253
Interest on convertible debentures	—	—	113,302	—
Stock based compensation	93,255	196,900	171,665	290,300
Total expenses	11,612,252	5,961,778	23,904,012	7,219,384

In the second quarter of 2006, expenses of $8,966,946 at the Sigma Mine accounted for 77% of total expenses of $11,612,252 before other items.

Depreciation, amortization and accretion expenses were $905,240 in the second quarter of 2006 (2005 - $87,424), the majority of which related to accumulated amortization on equipment, mining and plant equipment.

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In the second quarter of 2006, there was no amortization on deferred finance fees (2005 - $98,563).  The balance of outstanding convertible debentures was converted in the first quarter.

In 2004, the Company issued $8.50 million of 10% Convertible Debentures to finance, in part, the acquisition of the Sigma-Lamaque Complex, and in 2005 issued a further $2.85 million of 10% Convertible Debentures to provide working capital for the Sigma Mine.  The maturity date was December 31, 2006 on both issuances.  In March of 2006, the Company forced conversion of the outstanding balance of the Convertible Debentures after several partial conversions by the debenture holders.  The fair value of the conversion option associated with the Convertible Debentures was recorded as equity portion in shareholders’ equity on the balance sheet (nil at June 30, 2006) while the accretion on the debentures was charged to earnings ratably to maturity, which was $nil in the second quarter (2005 -$260,000) following conversion.

In the second quarter of 2006, corporate administration expenses of $1,356,678 (2005 - $799,445) reflected the higher level of head office activity associated with operating the Sigma Mine and acquiring the San Juan Mine in Peru.  These expenses included salaries and benefits at higher staffing levels, as well as increased travel and accommodation expenses.

In the second quarter of 2006, interest on long-term notes held by Investissement Québec was $290,133 (2005 – $735).

In the second quarter of 2006 stock-based compensation expenses were $93,255 (2005 - $196,900).

Other items expensed in the second quarter of 2006 included losses on derivative contracts of $1,590,712 (2005 - $11,437) and a foreign exchange loss of $92,974 (2005 – a gain of $4,111).

Six-month period ended June 30, 2006 compared to the same period in 2005

In the year-to-date period ended June 30, 2006 the Company reported an operating profit from the Sigma mining operations, before depreciation, amortization and accretion, of $4,950,857 (2005 – $132,815) from gold revenues of $23,030,608 (2005 - $4,651,526).  Expenses incurred in these mining operations were $18,079,751 (2005 - $4,518,711).  Prior to May 25, 2005 operating costs were capitalized and netted against revenues from gold produced during the bulk sample program.  Geological fees and other revenue was $316,286 in the six-month period of 2006 (2005 - $222,516).  In the year-to-date period of 2006, total revenues were $23,346,894 (2005 - $4,874,042).

For the six-month period ended June 30, 2006 the Company reported a net loss of $2,395,971, or $0.02 per share, compared to a net loss of $2,157,934, or $0.06 per share in the same period of 2005.

In the year-to-date period of 2006, expenses of $18,079,751 at the Sigma Mine accounted for 76% of total expenses of $23,904,012 before other items.

In the six-month period of 2006, the Company recorded production royalty expenses of $66,300 (Note 8), which was recorded as a non-cash obligation in the first quarter.

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Depreciation, amortization and accretion expenses were $1,707,673 in the year-to-date period of 2006 (2005 - $119,322), the majority of which related to accumulated amortization on equipment, mining and plant equipment.

In the year-to-date period of 2006, amortization on deferred finance fees was $1,081,620 (2005 - $197,126).  The balance of outstanding convertible debentures was converted in the first quarter.

In 2004, the Company issued $8.50 million of 10% Convertible Debentures to finance, in part, the acquisition of the Sigma-Lamaque Complex, and in 2005 issued a further $2.85 million of 10% Convertible Debentures to provide working capital for the Sigma Mine.  The maturity date was December 31, 2006 on both issuances.  In March of 2006, the Company forced conversion of the outstanding balance of the Convertible Debentures after several partial conversions by the debenture holders.  The fair value of the conversion option associated with the Convertible Debentures is recorded as equity portion in shareholders’ equity on the balance sheet (nil at March 31 and June 30, 2006 and $2,021,000 at December 31, 2005) while the accretion on the debentures is charged to earnings ratably to maturity, which was $144,800 in the six-month period (2005 -$520,000) following conversion.

In the six-month period of 2006, corporate administration expenses of $2,048,818 (2005 - $1,348,672) reflected the higher level of head office activity associated with operating the Sigma Mine and acquiring the San Juan Mine in Peru.  These expenses included salaries and benefits at higher staffing levels, as well as increased travel and accommodation expenses.

In the year to date period of 2006, interest on long-term notes held by Investissement Québec was $556,383 (2005 – $225,253).

In the year to date period of 2006 stock-based compensation expenses were $171,665 (2005 - $290,300).

Other items expensed in the six month period ended June 30, 2006 included losses on derivative contracts of $1,724,475 (2005 - $191,754) and a foreign exchange loss of $114,378 (2005 – $4,346).

4

Summary of Quarterly Results

The following table summarizes the Company’s operating results for each of the eight most recently completed quarters:

Period	Revenue ($)	Net loss ($)	Net loss per share ($)
Q2-06	12,097,803	1,198,135	0.01
Q1-06	11,249,091	1,197,835	0.01

Q4-05	9,612,458	4,438,074	0.10
Q3-05	10,109,551	2,630,370	0.06
Q2-05	4,781,261	1,187,843	0.03
Q1-05	92,781	970,091	0.03

Q4-04	39,336	893,059	0.05
Q3-04	19,824	483,893	0.04

The Sigma Mine commenced commercial production on May 25, 2005.  Prior to this date revenues from gold produced during the bulk sample program were netted against expenses and deferred.  In four quarters of commercial production the Sigma Mine has generated positive cash flow from mining operations.  Except for the fourth quarter of 2005, quarterly operating margins have increased as a result of lower operating costs and increasing revenues.

The Company expects further improvements in operating results at the Sigma Mine in the third quarter after the delivery in August of the last two of four new 100-ton trucks that will be deployed on waste haulage in the pit.

Liquidity and Capital Resources

As at June 30, 2006 the Company had working capital of $9,435,838 compared to a working capital deficiency of $6,827,780 at the end of the first quarter and a working capital deficiency of $8,511,024 at December 31, 2005.  The improvement in liquidity reflects the completion of a $25.1 million equity issue in May, net of use of proceeds for acquisitions, purchase of mining equipment and working capital purposes.

Current assets increased by $14,097,901 from $5,276,441 at December 31, 2005 to $19,374,342 at June 30, 2006.  Cash and cash equivalents increased by $7,672,464 from $808,896 at the end of 2005 to $8,481,360 at June 30, 2006.  Current liabilities decreased by $3,848,961 from $13,787,465 at year-end 2005 to $9,938,504 at June 30, 2006, mainly due to a reduction in accounts payable of $2,463,997 pursuant to the equity issue, and the elimination of unrealized losses on derivative contracts.

In 2004, the Company funded, in part, the acquisition of the Sigma-Lamaque Complex by assuming a Note of $13,544,000 from Investissement Québec (IQ) (Note 11).  The balance owing to IQ at June 30, 2006 is $13,614,972, which includes principal of $12,697,500 and interest of $917,472.  The long-term liability of this note is $11,921,972 at June 30, 2006.  The current liability is $1,693,000.

5

At December 31, 2005, the long-term liability on the issuance of 10% Convertible Debentures in 2004 and 2005 was $9,859,875 after assigning the fair value of the conversion option of $2,021,000 to shareholders’ equity and charging the accretion on the debentures of $1,040,000 to the statements of operations and deficit.  Pursuant to conversion of all outstanding Convertible Debentures in the first quarter, the long-term liability was eliminated and hence there has been no portion to assign to shareholders’ equity since year-end.  After a charge of $144,800 in the first quarter, there was no accretion on Convertible Debentures to be charged to the statement of operations and deficit in the second quarter.

The Company has a capital lease obligation on mining equipment of $5,247,863 at June 30, 2006 (December 31, 2005 – $5,933,020).  Other obligations at June 30, 2006 include payments to unsecured creditors that were assumed during the purchase of the Sigma-Lamaque assets of $1,762,500 (December 31, 2005 - $2,645,120) payable in equal amounts on May 15 and September 15, 2006.  The Company elected to pay the May 15 payment in cash.  The matter is in dispute due to a notice period requirement.  The Company has appealed a Québec court ruling that the Company should pay in shares.  At the Company’s option it issued shares in fulfillment of its obligation to the unsecured creditors in 2004, 2005 and on January 15, 2006.  The September 15, 2006 will be made in cash.

Cash flows from operating activities

In the second quarter of 2006, before net changes to non-cash working capital balances, cash flows provided by operating activities were $79,659 (2005 – cash flows used $321,153).  Items added back to the net loss of $1,198,136 (2005 - $1,187,843) include amortization, depreciation and accretion of $905,240 (2005 - $87,424); stock based compensation of $93,255 (2005 - $196,900); and shares issued for remuneration equivalent to $279,300 (2005 - $Nil).  After the net change to non-cash working capital balances, cash flows used by operating activities in the second quarter of 2006 were $9,745,540 (2005 – cash flows provided $1,634,450).

In the six-month period ended June 30, 2006, before net changes to non-cash working capital balances, cash flows provided by operating activities were $1,349,640 (2005 – cash flows used $366,747).  In the first quarter of 2006 there were a number of significant financing charges to operations that did not require a cash payment.  In the six-month period these items offset the net loss of $2,395,971.  After the net change to non-cash working capital balances, cash flows used by operating activities were $8,846,327 (2005 — cash flows provided $1,836,808).

Cash flows from financing activities

In the second quarter of 2006, net cash flows provided by financing activities was $23,834,494 (2005 - $535,000).  Issue of equity instruments, net of share issue costs provided the Company with $25,065,301 (2005 - $35,000).  There were advances on convertible debentures of $500,000 in the second quarter of last year (2006 - $Nil).  In the second quarter this year there was a $384,307 decrease in a long-term lease obligation (2005 - $Nil) and a decrease in long-term debt of $846,500 (2005 – Nil).

In the year to date period cash flows from financing activities were $26,771,319 (2005 - $5,384,122), which comprised $28,302,976 from issue of equity instruments (2005 -

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$2,884,122), decreases in a long-term lease obligation of $685,157 (2005 - $Nil) and in long-term debt of $846,500 (2005 - $Nil).  In the half-year period of 2005 there were advances on convertible debentures of $2,500,000 compared to nil in the period this year.

Equity and convertible debt financings are expected to provide the major sources of funds for the Company until it generates sufficient cash flow from the Sigma Mine to meet all its financial obligations.

Cash flows from investing activities

In the second quarter of 2006, cash flows used in investing activities was $8,491,257 (2005 - $1,814,531).  Purchases and payment for properties and equipment, principally at the Sigma Mine was $4,868,727 (2005 - $1,814,531).  Capitalized stripping costs at Sigma were $1,044,599 (2005 – $Nil).  Acquisition of mineral properties was $296,306 (2005 - $Nil).  The acquisition of the San Juan Mine in Peru in the second quarter required a cash investment of $2,281,047 ($Nil).

In the first half of 2006, cash flows used in investing activities was $10,252,528 (2005 - $8,061,091).  Purchases and payments for properties and equipment was $6,265,357 in the period this year (2005 - $8,061,091).  Capitalized stripping costs were $1,309,681 (2005 - $Nil).  The acquisition of mineral properties required $396,443 (2005 - $Nil).

In aggregate, cash flows from operating, financing and investing activities resulted in an increase in cash and cash equivalents of $5,597,697 in the second quarter of 2006 compared to an increase of $354,919 in the same period of 2005.  When added to cash and cash equivalents of $2,883,663 at the beginning of the quarter (2005 - $373,696), cash and cash equivalents at June 30, 2006 was $8,481,360 compared to $728,615 at June 30, 2005.

In the first half of this year cash and cash equivalents increased by $7,672,464 compared to a decrease in cash and cash equivalents of $840,161 in the same period of 2005.  When added to cash and cash equivalents of $808,896 at the beginning of the period (2005 - $1,568,776), cash and cash equivalents at the half-year was $8,481,360 compared to $728,615 a year earlier.

Changes in Significant Accounting Policies

Operating Royalty Expenses

Pursuant to the Company’s buyback of the SGF royalty on gold production from the Sigma-Lamaque Complex in April of 2006, the Company changed the policy of recognizing non-cash operating royalty expenses from a fixed percentage based on the spot price of gold to a unit-of-production basis, based on estimated proven and probable reserves and measured and indicated resources.

7

Summarized Quarterly Data
(Unaudited)
Canadian dollars, except where noted

	Three months ended June 30, 2006	Three months ended June 30, 2005	Six months ended June 30, 2006	Six months ended June 30, 2005
Income and cash flow
Total revenues	12,097,803	4,781,261	23,346,894	4,874,042
Total production costs	8,966,946	4,518,711	18,079,751	4,518,711
Operating profit	3,130,857	262,550	5,267,143	355,331
Net loss	1,198,135	1,187,843	2,395,971	2,157,934
Net loss per share	0.01	0.03	0.02	0.06
Cash flows from operating activities	(9,745,540)	1,634,450	(8,846,327)	1,836,808
Cash flows from investing activities	(8,491,257)	(1,814,531)	(10,252,528)	(8,061,091)
Cash flows from financing activities	23,834,494	535,000	26,771,319	5,384,122
Weighted average common shares	112,548,230	34,893,570	92,744,231	32,633,723
Production
Tonnes of ore milled	353,389		698,150
Head grade (g/ton gold)	1.66		1.74
Recovery (%)	95.4		94.8
Recovered gold (oz)	18,012		36,955
Realized price (US$/oz gold)	588		548
Minesite cash cost (US$/oz gold)	414		400
Minesite costs per tonne milled (C$/tonne)	24.86		24.21

8

Outstanding Share Data

As at August 16, 2006 the Company had 115,619,919 common shares issued and outstanding.  In addition, there were 17,594,710 shares reserved for issuance for the exercise of warrants, and 4,349,000 shares reserved for issuance for the exercise of stock options.  Assuming exercise of all outstanding stock options and warrants, which would result in approximately $26.0 million added to the Company’s treasury, there are 137,563,629 shares on a fully diluted basis.

In connection with the purchase of the Sigma – Lamaque assets, there are additional purchase obligations that may be settled by payment in cash, or by the issuance of shares at the option of the Company.  All payments to date have been made by issuance of shares.  A total of 4,108,390 common shares have been reserved for issuance on May 15, 2006 and September 15, 2006 on the balance owing for this purchase obligation.  The Company elected to make the May 15 payment in cash, which is being held in escrow, and won a court injunction in connection with the notice period required to be given to the trustee for the unsecured creditors.  Subsequently, a court ruling was issued in favour of the trustee, which decision is being appealed by the Company.  As of the date of this MD&A the shares had not been issued.  The September 15, 2006 payment will be made in cash.

Transactions with Related Parties

As noted in the consolidated financial statements, the Company was involved in the following related party transactions:

a)              During the second quarter of 2006, the Company paid $10,290 (2005 - $25,687) in office rent to a company controlled by a director and officer and by a Family Trust of a director and officer. The Company leased space from this company on a month-to-month basis at US$3,562 per month. There was $4,420 outstanding amount due at the end of June 30, 2006.

b)             Included in corporate administrative expenses are legal fees of $91,750 (2005 - $190,525) paid to a firm, which the Company’s Corporate Secretary is a partner.  At June 30, 2006 included in accounts payable was $137,851 (2005 - $107,742) due to the legal firm.

c)              Included in accounts receivable is $69,351 (2005 - $(44,080)) due from a company with common officers and directors of the Company.  The Company also recorded revenues of $229,463 (2005 - $336,705) for geological services to this same company.  The company also received $17,250 (2005 – $60,744) as reimbursement for other office facilities.

d)             A finder’s fee of US$95,000 was earned by Mr. Alexander Vidaurre Otayza in connection with the acquisition of San Juan Gold Mines S.A.A.  Subsequent to this acquisition and the fee being earned, Mr. Vidaurre became a salaried employee and President of Century Mining Peru S.A.C.

Except as disclosed, all related party transactions in the normal course of business have been measured at the agreed upon exchange amounts, which is the amount of

9

consideration established and agreed to by the related parties.  Exchange amounts approximate fair values.

Subsequent Events

a)              Subsequent to the end of the second quarter, the Company issued 20,000 common shares pursuant to the exercise of 20,000 stock options for proceeds of $10,000 to the Company.

b)             Subsequent to the end of the second quarter, the Company issued 24,160 common shares pursuant to the exercise of 24,160 agent warrants for total proceeds of $11,419 to the Company.

c)              Subsequent to the end of the second quarter, the Company served a default notice on Compañia Minera Erika S.A. demanding payment of the US$14.35 million Note.

Evaluation of disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Vice President of Investor Relations absent a Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.  As at the end of the period covered by this MD&A, management of the Company, with the participation of the Chief Executive Officer and the Vice President of Investor Relations, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws.  Based on that evaluation, the Chief Executive Officer and the Vice President of Investor Relations have concluded that, as of the end of the period covered by this MD&A, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Vice President of Investor Relations, as appropriate to allow for accurate disclosure to be made on a timely basis.

Risk and Uncertainties

The business of operating mines and exploring and developing mineral properties are highly uncertain and risky by their very nature.  The Company’s mining operations in Québec commenced generating positive cash flow in the third quarter of 2005.  The Company may require securing additional equity and/or debt capital to maintain positive working capital and continue as a going concern until such time as the Company generates substantial free cash flow from its Sigma operations that will contribute significantly to the Company’s cash requirements to meet all its financial obligations and commitments.  The Company will require securing additional equity and debt financing to fund acquisitions of mining assets to grow the Company.

10

While a gold mining company’s success may result from good fortune, it is more often dependent on management’s knowledge and expertise and its ability to acquire profitable gold producing assets, identify and advance attractive projects and targets from exploration through development into production, as well as secure the necessary financing to fund these activities.  The Company continues to recruit well-qualified and experienced professionals to manage its Sigma-Lamaque operations and growth of the Company.

Regulatory standards continue to change, making the review and due diligence processes longer, more complex, and more costly.  Even if an apparently mineable deposit is discovered, there is no assurance that it will ever reach production or be profitable, as its results are influenced by many key factors, such as commodity prices and foreign exchange rates, which cannot be controlled by management, as well as more stringent environmental regulations.  Due to high gold prices, the mining industry is experiencing high demand for capital equipment, spare parts, consumables and supplies, as well as for experienced professional staff and operating personnel, all of which have an impact on operations.

While it is impossible to eliminate all of the risks associated with mining and exploration and development, it is management’s intention to manage its affairs, to the extent possible, to ensure that the Company’s assets are protected and that its efforts will result in increased value for the Company’s shareholders.  The Company assesses and minimizes risks by applying high operating standards, including careful management and planning of its facilities, hiring qualified personnel, establishing and maintaining internationally recognized standards, performing independent audits, and purchasing insurance policies.

The Company’s mining and milling operations at the Sigma Mine in Québec and the San Juan Mine in Peru will expose the Company to various financial and operational risks that could have an adverse impact on its profitability, level of operating cash flows, and financial condition.

In March 2006, the Company incorporated a wholly owned subsidiary, Century Mining Peru S.A.C. and opened an office in Lima to pursue the acquisition of mineral properties and mining assets.  Carrying on business in Peru will expose the Company to additional risks and uncertainties associated with operating in foreign countries, including political, financial, foreign exchange and other risks.

Outlook

Commencement of commercial production at the Sigma Mine in the second quarter of 2005 reflected growth of the Company from exploration and development to a gold producer.  The Sigma Mine has generated positive cash flow in each of the four quarters since that time.  At current gold prices, and with the planned increases in production and productivity resulting from the addition of the four 100-ton trucks that began arriving at the Sigma Mine in July, the Company expects that this mine will continue to generate positive cash flow.

In 2006, the Company plans to produce a total of 85,000 ounces of gold, including 75,000 ounces from Sigma, 5,000 ounces from the Lamaque underground mine and

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5,000 ounces from San Juan in Peru, at an estimated cash cost of approximately US$385 per ounce.

Our recent entry into and development of the dormant underground Lamaque Mine is on schedule and budget.  The significantly higher ore grades (approximately 5 to 6 g/t) than in the Sigma pit (1.8 g/t) are expected to have a positive impact on production and costs at the Val d’Or operations as development and mining proceed.

The Company has commenced planning a program of major rehabilitation at the San Juan Mine in Peru to return the mine and mill to their rated capacities.  At the same time we are embarking on a major exploration program on the nearby properties that we acquired, which could have the potential to create a major mining district based on the results of previous exploration work.

Reduction of debt in March after the conversion of outstanding Convertible Debentures, and the buyback of the Sigma operating royalty in April, had a positive impact on the Company’s balance sheet as at June 30, 2006 and on the statement of operations and deficit in the second quarter.  These initiatives, and the proceeds of the $25.141 million equity financing in the second quarter, which provided the Company with positive working capital, have resulted in flexibility to finance future growth on more attractive terms.

The Company is well positioned to grow in value as management pursues new opportunities, particularly in Québec and Peru, with an emphasis on the acquisition of producing gold mines and assets that generate cash flow or that can be returned to profitability in the near term.  A number of opportunities have been screened and several have been and are being pursued.

Since the Company’s entry into Peru this year, management has been developing strong relationships and networks in that country to identify projects and successfully acquire them.  We have developed some important strategic relationships that should enable us to create leverage and thus add value for our shareholders.

Forward-Looking Statements

This Management’s Discussion and Analysis includes “forward-looking statements”, within the meaning of applicable securities legislation, which are based on the opinions and estimates of Management and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “budget”, “plan”, “continue”, “estimate”, “expect”, “forecast”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar words suggesting outcomes or statements regarding an outlook.  Such risks and uncertainties include, but are not limited to, risks associated with the mining industry (including operational risks in exploration, development and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections in relation to production, costs and expenses; the uncertainty surrounding the ability of Century to obtain all permits, consents or authorizations required for its operations and activities; and health, safety and environmental risks), the risk of commodity price and foreign exchange rate

12

fluctuations, the ability of Century to fund the capital and operating expenses necessary to achieve the business objectives of Century, the uncertainty associated with commercial negotiations and negotiating with foreign governments and risks associated with international business activities, as well as those risks described in public disclosure documents filed by Century.  Due to the risks, uncertainties and assumptions inherent in forward-looking statements, prospective investors in securities of Century should not place undue reliance on these forward-looking statements.  Statements in relation to “reserves” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described can be profitably produced in the future.

Readers are cautioned that the foregoing lists of risks, uncertainties and other factors are not exhaustive.  The forward-looking statements contained in this report are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements contained in this report or in any other documents filed with Canadian securities regulatory authorities, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.  The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

Additional Information and Continuous Disclosure

This MD&A has been prepared as of August 16, 2006.  Additional information on the Company is available through regular filings of press releases, annual and quarterly financial statements and its Annual Information Form on SEDAR (www.sedar.com).

13

Form 52-109F2 - Certification of Interim Filings

I Margaret M. Kent, Century Mining Corporation, Chairman, President & CEO, certify that:

1.                                       I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Century Mining Corporation, (the issuer) for the interim period ending June 30, 2006;

2.                                       Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.                                       Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.                                       The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)                                  designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)                                 designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.                                       I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: August 16, 2006

“signed M. M. Kent”

Margaret M. Kent
Chairman, President & CEO

Form 52-109F2 - Certification of Interim Filings

I J. Graham Eacott, Century Mining Corporation, Vice President, Investor Relations, certify that:

1.                                       I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Century Mining Corporation, (the issuer) for the interim period ending June 30, 2006;

2.                                       Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.                                       Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.                                       The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)                                  designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)                                 designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.                                       I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: August 16, 2006

“signed J. G. Eacott”

J. Graham Eacott
Vice President, Investor Relations

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instruments 51-102 released by the Canadian Securities Administrators, the Company disclosed that its auditors have not reviewed the unaudited consolidated financial statements for the period ended September 30, 2006.

Century Mining Corporation

Unaudited – Prepared by Management

Consolidated Financial Statements

For the nine months ended September 30, 2006 and 2005

Century Mining Corporation
Consolidated Balance Sheets

As at	September 30,2006	December 31,2005
	Unaudited	Audited

Assets
Current
Cash and cash equivalents	$3,436,073	$808,896
Accounts receivable	3,984,886	1,787,048
Inventories (Note 6)	2,956,774	2,414,436
Prepaid expenses & deposits	2,412,858	266,061
Note receivable (Note 4 b)	2,850,000	—
	15,640,592	5,276,441

Mining properties, other properties plant and equipment (Note 7)	77,585,461	49,567,078
Deferred finance fees (Note 5)	—	1,081,620
Future tax asset	688,075	688,075
Deposits for reclamation costs	493,000	493,000
	$94,407,128	$57,106,214

Liabilities and Shareholders’ Equity

Current
Accounts payable and accrued liabilities	$7,176,434	$7,386,932
Working capital gold facility (Note 10)	793,414	1,287,219
Current portion of long-term liabilities (Note 9 and 11)	5,038,987	3,819,851
Unrealized losses on derivative contracts	—	1,293,463
	13,008,835	13,787,465

Long-term notes (Note 11)	11,921,972	12,768,472
Asset retirement obligation	2,262,090	2,262,090
Capital lease obligation (Note 9)	5,795,194	3,806,169
Non controlling interest (Note 4)	2,888,977	—
Long term liabilities (Note 12)	711,295	—
	36,588,363	32,624,196

To be settled via issue of shares
Royalties payable (Note 8)	—	583,127
Unsecured creditors (Note 14 e)	881,250	2,645,120
Convertible debentures	—	9,859,875
	37,469,613	45,712,318

Shareholders equity
Common shares (Note 14 b)	65,870,543	22,950,378
Fair value of warrants	9,279,010	3,534,867
Equity portion of convertible debenture	—	2,021,000
Fair value of options (Note 14 c)	1,388,343	1,199,546
Deficit	(19,600,381)	(18,311,895)
	56,937,514	11,393,896
	$94,407,128	$57,106,214

Approved on behalf of the Board:

signed “Margaret M. Kent”	Director
Margaret M. Kent

signed “Dale G. Parker”	Director
Dale G. Parker

The accompanying notes and schedule are an integral part of these audited consolidated financial statements.

3

Century Mining Corporation
Consolidated Statements of Operations and Deficit

For the period ended	Three months September 30, 2006	Three months September 30, 2005	Nine months September 30, 2006	Nine months September 30, 2005

Revenues
Sale of precious metals	$11,045,950	$9,993,056	$34,076,559	$14,644,582
Geological fees and other	281,788	116,495	598,074	339,011
	11,327,738	10,109,551	34,674,632	14,983,593

Expenses
Mining operation	7,374,351	9,097,696	25,454,102	13,616,407
Depreciation amortization and accretion (Note 7)	1,177,671	105,580	2,885,344	224,902
Amortization on deferred finance fees (Note 5)	—	98,563	1,081,620	295,689
Accretion on convertible debentures	—	260,000	144,800	780,000
Corporate administration	1,259,024	825,334	3,307,842	2,174,006
Interest on long-term notes	283,117	688,200	839,499	688,200
Interest on convertible debentures	—	978,702	113,302	1,203,955
Stock based compensation	116,327	41,303	287,992	331,603
	10,210,490	12,095,378	34,114,502	19,314,762

Income (Loss) from operations before other items	1,117,248	(1,985,827)	560,131	(4,331,169)

Other items
Losses on derivative contracts	—	(510,173)	(1,724,475)	(318,419)
Foreign exchange loss	(9,763)	(134,370)	(124,141)	(138,716)
	(9,763)	(644,543)	(1,848,616)	(457,135)

Net income (loss) for the period	1,107,485	(2,630,370)	(1,288,486)	(4,788,304)

Deficit, beginning of the period	(20,707,866)	(11,243,452)	(18,311,895)	(9,085,518)

Deficit, end of the period	(19,600,381)	(13,873,822)	(19,600,381)	(13,873,822)

Net income (loss) per share – basic and diluted (Note 14 f)	$0.01	$(0.06)	$(0.02)	$(0.13)

The accompanying notes and schedule are an integral part of these audited consolidated financial statements.

4

Century Mining Corporation
Consolidated Statements of Cash Flows

For the periods ended	Three months September 30, 2006	Three months September 30, 2005	Nine months September 30, 2006	Nine months September 30, 2005

Cash flows from operating activities
Net income (loss) for the period	1,107,485	(2,630,370)	(1,288,486)	(4,788,304)
Charges to operations not requiring a cash payment:
Interest on convertible debentures	—	554,258	94,304	777,820
Interest on long-term debt	—	230,941	266,250	671,818
Accretion on debentures	—	260,000	144,800	780,000
Amortization, depreciation and accretion	1,177,671	105,580	2,885,344	224,902
Amortization on deferred finance fees	—	98,563	1,081,620	295,689
Stock based compensation	116,327	41,303	287,992	331,603
Fee paid via issue of shares	—	764,300	—	764,300
Royalty payable in terms of shares	—	223,529	—	223,529
Issue of shares for remuneration	—	—	279,300	—
	2,401,483	(351,896)	3,751,124	(718,643)

Net change to non-cash working capital balances:
Receivable	(105,700)	288,656	(2,197,838)	(1,330,008)
Prepaid expenses	(2,166,846)	657,494	(2,146,797)	134,245
Inventory	961,010)	(125,903)	(542,338)	(1,486,069)
Accounts payable and accrued liabilities	1,987,249	829,846	(210,498)	6,535,480
Working capital gold facility	(214,484)	—	(493,805)	—
Unrealized derivative loss	—	—	(1,293,463)	—
Note receivable	—	—	(2,850,000)	—
	2,862,712	1,298,197	(5,983,615)	3,315,005

Cash flows from financing activities
Advances on convertible debenture		—	—	2,500,000
Issue of equity instruments, net of share issue cost	601,834	1,743,250	24,115,069	4,592,372
Decrease in long-term lease obligation	(1,957,452)	—	(2,642,609)	—
Decrease in long-term debt	—	—	(846,500)	—
Decrease in non-cash obligation	(881,250)	—	(881,250)	—
Exercise of warrants and options	83,523	1,115,775	4,873,264	1,150,775
	(2,153,345)	2,859,025	24,617,974	8,243,147

Cash flows from investing activities
Acquisition of San Juan Mine	—	—	(2,281,047)	—
Acquisition of mineral properties	(450,243)	—	(846,686)	—
Capitalized stripping costs	(2,936,659)	—	(4,246,340)	—
Purchases and payment for properties and equipment	(2,367,751)	(3,559,987)	(8,633,108)	(11,621,078)
	(5,754,654)	(3,559,987)	(16,007,181)	(11,621,078)

Increase (decrease) in cash and cash equivalents	(5,045,287)	597,235	2,627,177	(242,926)

Cash and cash equivalents, beginning of the period	8,481,360	728,615	808,896	1,568,776

Cash and cash equivalents, end of the period	3,436,073	1,325,850	3,436,073	1,325,850

Supplemental disclosure of non cash financing and investing activities (note 18)

The accompanying notes and schedule are an integral part of these audited consolidated financial statements.

5

Century Mining Corporation
Notes to Consolidated Financial Statements
(Unaudited – Prepared by Management)

September 30, 2006 and December 31, 2005

The following notes incorporate only those notes that have been changed from the December 31, 2005 consolidated financial statements. For additional information please refer to the notes on the December 31, 2005 consolidated financial statements.

1.     Nature of Operations

See December 31, 2005 notes to consolidated financial statements.

2.              Significant Accounting Policies

See December 31, 2005 notes to consolidated financial statements.

3.              Changes in Significant Accounting Policies

Operating Royalty Expenses

During 2006 the Company has changed the policy of recognizing operating royalty expenses. Since the Company bought back the Sigma-Lamaque operating royalty on gold production, the Company has changed the policy of calculating royalty expenses from spot price of gold and a fixed percentage to a unit - of - production basis and based on estimated proven and probable reserves and measured and indicated resources.

4.              Asset Acquisitions

a)              In May 2006, the Company’s wholly owned Peruvian subsidiary, Century Mining Peru S.A.C. (“Century Peru”) completed the acquisition of 60% controlling interest in San Juan Gold Mines S.A.A. (“San Juan”).  The consideration was US$1.9 million in cash and the issuance of 1,000,000 common shares of the Company.  In addition, the Company directly purchased 11 contiguous concessions totaling 3,200 hectares for US$64,100, which increased the total hectares purchased to 18,816.  San Juan granted Century Peru a 50-year mining and operating lease covering all the San Juan claims, which allows Century Peru to operate the San Juan Mine and account for all precious and base metals produced and carry out exploration on the concessions.  This lease is subject to a 10% net profit interest from metal production at the mine after repayment to Century Peru of capital, operating, exploration and management expenses.

All of the assets and liabilities of San Juan Gold Mines S.A.A. are included in the financial statements of Century Mining, with the non-controlling interest disclosed separately.

6

San Juan Mines

57,678,729 shares purchased (60% of shares)	$6,700,024

Total	$6,700,024

Acquisition Costs:

Shares issued	1,530,000
Cash consideration	2,092,170
Transaction cost	188,877
Minority interest	2,888,977

Total	$6,700,024

b)             The Company purchased from Banco Wiese Sudameris US$14.35 million of debt secured on title by the majority of the mining concessions owned by San Juan Gold Mines S.A.A. for US$2.5 million.  The debtor, Compañia Minera Erika S.A. was a related company to San Juan.  The owner of Compañia Minera Erika S.A. was previously the controlling shareholder of San Juan Gold Mines S.A.A.

5.     Deferred Finance Fees

	2006	2005
Balance, beginning of the period	$1,081,620	$538,500
Additions incurred during the period	—	1,452,900
Amortization	(1,081,620)	(909,780)
Balance, end of period	—	$1,081,620

In 2006, the Company paid $nil (2005 - $350,000) pursuant to costs associated with the additional draw down of $2,850,000 of convertible debentures. In conjunction with this issuance, 5,000,000 (2004 – Nil) warrants were issued at an exercise price of $0.44 and expiry term of 2 years. The Company fair valued these warrants using the Black Scholes model with assumptions of 82% volatility and 5% risk free rate. These deferred finance fees are being amortized over the term of the debentures.

6.     Inventories

	2006	2005
In process gold	$1,983,181	$1,685,821
Finished gold	133,084	405,778
Consumables	840,509	349,837
	$2,956,774	$2,414,436

7

7.     Mining Properties, Other Property, Plant and Equipment

	2006		2005
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Land	$860,000	$—	$860,000	$—
Buildings	5,908,278	267,906	2,868,861	89,136
Mineral properties	3,316,697	—	2,085,663	—
Equipment	14,238,277	1,657,475	10,437,948	1,433,899
Mining and plant equipment	51,233,562	3,042,142	32,646,957	800,837
Deferred stripping	5,984,296	284,635	1,737,956	42,942
Consumables and supplies	1,296,508	—	1,296,508	—
	$82,837,619	$5,252,158	$51,933,892	$2,366,814

Cost less accumulated amortization		$77,585,461		$49,567,078

Included in equipment is equipment under capital lease with original cost of $14,095,697 (2005 - $8,056,691) and net book value of $12,485,719 (2005 - $7,429,844).

In 2006, excluded from the amortization base is $12,988,849 (2005 - $2,085,663) which consists of various mineral properties in the development stage.

During 2006, the Company expended $1,999,712 (2005 - $8,491,036) net of grants, option payments, and mineral tax credits, on the exploration and development of these mineral properties, of which $866,444 was expended in Canada and $1,133,268 in Peru.

In 2006, the Company capitalized $137,742 (2005 – $170,827) of salaries paid to members of corporate management team. In 2006, preproduction costs, net of amortization, of $Nil (2005-$8,581,374) were capitalized.

8.     Operating Royalties Payable

In the first quarter of 2006, the Company recorded production royalty expenses of $66,300 (2005 - $648,165) which has been recorded as a non-cash obligation.  Of the total $66,300 (2005-$648,165) the Company has capitalized $Nil (2005-$111,939) during the preproduction period.

In April 2006, the Company bought back the SGF royalty on gold production from the Sigma-Lamaque Complex from SGF Mines Inc. by issuing 3.0 million common shares of Century at a deemed price of $1.50 per share and paying $2.0 million in cash to SGF.

8

9.      Capital Lease Obligations

During 2005 and 2006, the Company entered into capital equipment leases expiring during 2007 to 2009 with interest rates between 5% and 8%. The capital lease obligations as at September 30, 2006 are as follows:

	2006	2005
Balance beginning of period	$5,933,020	$—
Addition: capital leases	5,850,761	8,056,691
Less: payments made during the year	(2,953,021)	(2,418,163)
Add: interest portion of payments	310,421	294,492
	$9,141,181	$5,933,020

Future minimum lease payments under capital leases by year and in aggregate are as follows:

	2006	2005
2006-2007	3,345,987	$2,126,851
2007-2008	3,177,134	2,258,131
2008-2009	1,070,198	1,548,038
2009 and thereafter	1,547,862	—
Total minimum lease payments	9,141,181	5,933,020
Less: current portion	3,345,987	(2,126,851)
	$5,795,194	$3,806,169

10.    Working Capital Facility

As at September 30, 2006 there was 1,187 (2005-2,152) ounces of gold committed under this facility.

11.  Long-Term Notes

As part of the Sigma-Lamaque asset acquisition, the Company assumed a debt of $18,544,000 due to Investissement Québec (IQ). Of this amount, $5,000,000 was repaid upon closing. The Company paid $846,500 as cash repayment of principal loan during second quarter of 2006. The balance of $13,614,972 including principal of $12,697,500 and capitalized interest of $917,472 at September 30, 2006 was repayable according to the following terms:

a)                   Interest: The debt bears interest at IQ Prime + 0.75%, calculated daily on the unpaid balance, and payable quarterly beginning December 31, 2004.  In 2005, the Company entered into a new agreement with Investissement Québec to defer interest payments for 2005 and payable with the principal outstanding without any penalty.  For the nine months period the company paid interest of $ 839,499.

b)                  Principal: is repayable quarterly according to the following schedule:

9

i)                 Payable December 31, 2006, and quarterly thereafter

Until December 31, 2010:                   $423,250

ii)              Any remaining balance is due December 31, 2010

iii)           Should any balance be unpaid as at March 31, 2011, IQ has the right and option to convert the balance in whole or part to common stock at the average trading price of the prior 20 days, provided that the conversion does not create a change in control of the Company, or results in IQ owning more than 19.9% of voting shares of the Company.

c)                   In addition to the principal payments above, beginning in the fiscal year-ended December 31, 2008, additional principal payments are required to the extent of 30% of free cash flow from the Sigma Mine site, after:

i)                 Principal and interest payable to other creditors that have financed this project;

ii)              Royalties and taxes;

iii)           Up to $1.5 million of actual head office costs;

iv)          Up to $1 million of exploration and exploitation expenditures incurred on assets acquired as part of this transaction, or which would supply ore to be treated in the plant acquired in this transaction.

d)                  The principal amount of the debt is repayable without penalty at any time. In addition, if the balance is prepaid in full, the amount repayable will be discounted as follows if paid on or before the last day of:

Discount on Balance:

i) December, 2006	20%

ii) December, 2007	15%

iii) December, 2008	10%

iv) December, 2009	5%

e)                   The debt is secured with a first charge on the mining claims and mining concessions purchased as part of the Sigma-Lamaque asset acquisition.

f)                     This long-term debt is subordinate to the convertible debenture holders’ security interest in the Sigma-Lamaque plant and equipment, and to the security of a financial institution providing a future hedging line of credit.

g)                  No dividends can be declared or paid to the Company’s shareholders as long as the senior long-term debt has an unpaid balance.

h)                  During the quarter ended September 30, 2006 the Company paid interest only to Investissement Québec, but under agreement with IQ did not make a repayment of principal in the amount of $423,250.

10

12.  Long Term Liabilities

Long term liabilities include liabilities of San Juan Gold Mines S.A.A. at the time Century purchased the 60% shareholding in that company.  Century is not directly responsible for the payment of the liabilities, but will be evaluating the claims as controlling shareholder.  The obligation of San Juan to pay this amount is uncertain at this time.

13.  Convertible Debentures

During the first quarter of 2006, the Company converted all the debentures outstanding as on December 31, 2005.

Total proceeds of convertible debentures	$11,350,000
Fair value of equity and conversion option	(2,021,000)
Value attributed to the debt component	9,329,000
Cumulative accretion on the debentures to March 31, 2006 (2005 - $1,240,875)	1,385,675
10,714,675
Debt converted to equity	(10,714,675)
$—

11

14.  Equity Instruments

a)     Authorized: Unlimited common shares without par value.

b)    Issued and outstanding :

	September 30, 2006		December 31,2005 (Audited)
	Number of		Number of
	Shares	Amount	Shares	Amount
Common Shares
Balance, beginning of period	56,385,179	$22,950,378	23,140,984	$12,392,966
Issued during the period:
Private placement	20,141,440	25,176,788	9,740,000	3,497,837
Value attributed to warrants attached	—	(7,481,500)	—	(1,509,225)
Flow through shares	—	—	5,107,000	1,912,450
Conversion of convertible debenture principal and interest and annual fee	22,203,539	12,386,229	6,105,285	2,444,205
Exercise of warrants	10,532,030	6,537,772	3,187,929	1,119,495
Exercise of options	446,500	291,845	—	—
To settle unsecured debt	2,054,196	881,250	5,477,856	2,348,630
For services and fee	—	—	640,997	245,350
Capital assets	4,000,000	6,030,000	2,985,128	1,217,136
Share issue costs:
Cash and shares	—	(782,421)	—	(504,199)
Warrants	—	(119,800)	—	(214,267)
Balance, end of period	115,762,884	65,870,543	56,385,179	$22,950,378

Warrants
Balance, beginning of period	17,666,740	3,534,867	8,623,617	708,474
Issued during the period:
Private placement	10,070,720	7,481,500	7,720,000	1,772,034
Convertible debenture	—	—	5,000,000	1,102,900
Agents and advisors fees	318,315	119,800	1,360,860	214,267
Exercise of warrants	(10,532,030)	(1,857,157)	(3,187,929)	(262,808)
Expired warrants	(30,000)	—	(1,849,808)	—
Balance, end of period	17,493,745	9,279,010	17,666,740	$3,534,867

Total equity instruments		75,149,553		$26,485,245

c)     Options

The Company has established a stock option plan under which the Company may grant options to purchase common shares.  Under the plan the Company may grant options to acquire common shares to a maximum of ten per cent of the common shares outstanding on a non-diluted basis.  The exercise price shall not be less than the closing price of the shares on the trading day immediately preceding the day on which the option is granted and for a maximum period of five years from the date that the option is granted.

Compensation expense of $287,992 during nine months (2005 - $622,100) has been recorded in the statement of operations.  The total fair value of the options granted during the first nine months of 2006 was $694,200 (2005 - $597,000) was using the following assumptions: dividend yield Nil (2005 – Nil), expected volatility 61% to 140% (2005 - 40% to 140%); risk-free interest rate 5% (2005 - 5%); and weighted average life of 4 years (2005– 4 years).

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As at September 30, 2006 the Company has the following stock options outstanding, all of which have had stock compensation expense recognized in respect thereof:

	2006		2005
	Number of Shares	Contributed Surplus	Number of Shares	Contributed Surplus
Options
Balance, beginning of period	4,796,358	$1,199,546	1,925,000	$577,446
Granted	1,235,000	287,992	3,135,000	499,000
Exercised	(446,500)	(99,195)	—	—
Expired or cancelled	(1,192,358)	—	(1,160,000)	—

Balance, end of period	4,392,500	1,388,343	3,900,000	1,076,446
Value attributed to amendment of terms of convertible debentures (Note 8)	—	—	896,358	123,100
	4,392,500	1,388,343	4,796,358	$1,199,546

The following table summarizes information about the stock options outstanding at September 30, 2006:

Options Outstanding	Option Price	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of Options Currently Exercisable	Weighted Average Exercise Price of Options Currently Exercisable
115,000	$1.25	$1.25	4.83 years	—	—
125,000	$1.16	$1.16	4.50 years	42,000	$1.16
120,000	$1.12	$1.12	4.75 years	—	—
150,000	$1.07	$1.07	5.00 years	—	—
110,000	$1.05	$1.05	4.67 years	—	—
85,000	$1.00	$1.00	4.62 years	20,000	$1.00
20,000	$0.73	$0.73	4.50 years	7,000	$0.73
20,000	$0.61	$0.61	4.42 years	7,000	$0.61
450,000	$0.60	$0.60	2.08 years	450,000	$0.60
15,000	$0.54	$0.54	3.50 years	15,000	$0.54
350,000	$0.50	$0.50	2.58 years	350,000	$0.50
15,000	$0.48	$0.48	4.33 years	5,000	$0.48
575,000	$0.45	$0.45	3.02 years	575,000	$0.45
1,494500	$0.40	$0.40	3.85 years	1,034,833	$0.40
50,000	$0.38	$0.38	3.92 years	16,667	$0.38
200,000	$0.37	$0.37	3.92 years	66,667	$0.37
498,000	$0.35	$0.35	4.17 years	166,000	$0.35
4,392,500	$0.35 - $1.25	$0.55	3.69 years	2,755,167	$0.47

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d)    Warrants outstanding

As at September 30, 2006 the Company has the following share purchase warrants outstanding:

					Weighted
Issued	Expiry	Number	Price	Weighted Average Price	Average Contractual Life
February 2005	February 2007	171,000	$0.40	$0.40	0.33 years
March 2005	March 2007	5,000,000	$0.44	$0.44	0.50 years
August 2005	August 2007	1,057,490	$0.45	$0.45	0.92 years
September 2005	September 2007	876,220	$0.45	$0.45	1.00 years
April 2006	April 2008	10,389,035	$1.25 - $2.00	$1.98	1.58 years
Exercised	May 2006-Sep 2007	(10,532,030)	$0.45 - $0.55	$0.44
Expired	May 2006	(30,000)	$0.50	$0.50
Total issued and outstanding, end of period		17,493,745		$1.35	1.19 years

As at December 31, 2005, the Company has the following share purchase warrants outstanding:

					Weighted
Issued	Expiry	Number	Price	Weighted Average Price	Average Contractual Life
November 2004	May 2006	2,020,074	$0.50	$0.50	0.42 years
September 2004	September 2006	1,655,306	$0.45 - $0.55	$0.53	0.75 years
February 2005	February 2007	5,871,000	$0.40	$0.40	1.08 years
March 2005	March 2007	5,000,000	$0.44	$0.44	1.25 years
August 2005	August 2007	1,200,660	$0.45	$0.45	1.67 years
September 2005	September 2007	1,919,700	$0.45	$0.45	1.75 years
Exercised	March to Sep 2005	(2,919,359)	$0.35	$0.35
Expired	March to Oct 2005	(1,849,808)	$0.35 - $0.60	$0.51
Total issued and outstanding, end of year		17,666,740		$0.44	1.13 years

e)     Obligation to be settled via the issue of shares

Pursuant to the agreement for acquisition of assets from Sigma-Lamaque, the Company agreed to pay a total of $6,000,000 to certain unsecured creditors of the Sigma-Lamaque Limited Partnership. The Company paid $125,000 in cash to these creditors on closing of the acquisition.  The remaining balance of $5,875,000 can be paid via the issuance of common shares or cash at the option of the Company. The Company has agreed to issue up to 13,694,638 common shares in tranches as follows: 15% on the closing date of the agreement, 10% 4 months thereafter, 15% 8, 12, 16, 20 and 24 months thereafter to settle this debt.  In September 2004, the Company issued 2,054,196 common shares in the amount of $881,250 in accordance with the agreement. In 2006, the Company issued 2,054,196 (2005-5,477,856) common shares for the value of $881,250 (2005- 2,348,630) resulting in a remaining obligation of $881,250 (2005-$2,645,120).

f)                Per share amounts

	2006	2005
Weighted average number of shares – basic	100,388,901	41,170,163
Dilutive effect of options	150,000	—
Dilutive effect of warrants	3,416,666	—
Fully diluted	103,955,567	41,170,163

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15.    Commodity Contracts and Financial Instruments

The Company enters from time to time into limited gold forward or option agreements to reduce the price volatility of the commodities produced at the operating mine. Foreign exchange transactions are limited to matching amounts approximately equal to the weekly metal sales.

At September 30, 2006, the Company had nil (2005-14,250) ounces of gold to be delivered under forward contract.  The Company recorded unrealized loss on derivative contracts of $nil during the quarter ending September 30, 2006. (2005 – $1,293,463).

16.  Related Party Transactions

Except as noted elsewhere in these consolidated financial statements, the Company was involved in the following related party transactions:

a)              During third quarter of 2006, the Company paid $10,686 (2005 - $25,687) in office rent to a company controlled by a director and officer and a Family Trust of a director and officer. The Company leased space from this company on a month-to-month basis at US$3,562 per month. There was $nil outstanding amount due at the end of September 30, 2006.

b)             Included in corporate administrative expenses are legal fees of $64,000 (2005 - $190,525) were paid to a firm which the Company’s Corporate Secretary is a partner. At September 30, 2006 included in accounts payable was $151,542 (2005 - $107,742) due to the legal firm.

c)              Included in accounts receivable is $nil (2005 - $(44,080)) due from a company with common officers and directors of the Company. The Company also recorded revenues of $230,380 (2005 - $336,705) for geological services to this same company. The company also received $10,500 (2005 – $60,744) as reimbursement for other office facilities.

Except as disclosed, all related party transactions in the normal course of business have been measured at the agreed upon exchange amounts, which is the amount of consideration established and agreed to by the related parties.  Exchange amounts approximate fair values.

17.  Financial Instruments

The Company holds various forms of financial instruments. The nature of these instruments and the Company’s operations expose the Company to foreign exchange risk, concentration of credit risk and commodity price risk. The Company manages its exposure to these risks by operating in a manner that minimizes its exposure to the extent practical.

a)              Foreign exchange risk

The Company incurs operating and exploration expenses in the United States and in Peru. Accordingly they are subject to fluctuations in exchange rates. The Company does not have any exposure to high inflationary foreign currencies.

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17.  Financial Instruments

b)             Concentration of credit risk

A significant portion of the Company’s cash and cash equivalents are held with the same financial institution and, as such, the Company is exposed to all the risks associated with that entity.

c)              Commodity price risk

The Company’s profitability is highly dependent on the world price of gold.

18.  Non-Cash Transactions

In addition to items disclosed elsewhere in these statements the Company had the following non-   cash transactions:

a)              During the nine-month period ended September 30, 2006, the Company issued 149,211 (2005 – 4,224,704) shares as interest payments and fee on convertible debentures valued at $94,304 (2005 - $1,734,205). The Company also issued 21,832,453 shares (2005 – 1,880,581) on conversion of $10,640,000 (2005 – $710,000) of convertible debentures.

b)             During the nine-month period ended September 30, 2006 the Company issued 2,054,196 (2005 – 5,477,856) shares in lieu of cash payment to unsecured creditors in the amount of $881,250 (2005 - $2,348,630).

c)              During the nine-month period ended September 30, 2006 the Company issued 221,875 (2005-Nil) shares valued at $266,250 in lieu of payment of interest to Investissement Quebec for the first quarter on long-term debt.

d)             During the nine-month period ended September 30, 2006 the Company issued 3,000,000 (2005-Nil) shares to SGF Mines Inc. valued at $4,500,000 to buy back the royalty on gold production from the Sigma-Lamaque Complex.

e)              During the nine-month period ended September 30, 2006 the Company issued 1,000,000 (2005-Nil) shares as part of the cost of acquisition of San Juan Gold Mines SAA, valued at $1,530,000.

f)                During the nine-month period ended September 30, 2006 the Company, as part of a $25.141 million private placement, issued performance bonuses paid by way of 223,440 (2005-Nil) Units valued at $279,300 for remuneration to certain employees.

19.  Segmented Information

The Company’s activities include the acquisition and exploration of mineral properties.

Geographic Segments

The Company has three geographic segments: Canada, Peru and the United States. The segment in Canada is responsible for corporate financing and other business development activities for the consolidated group, as well as acquisition and development of mining properties, notably the

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Sigma-Lamaque property and six other exploration properties in Val-d’Or, Québec. The segment in Peru is responsible for the operation of the San Juan Mine and for the acquisition of properties in Peru. The segment in the United States is responsible for management of the Company.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

September 30, 2006	Canada	Peru	United States	Total
Segment income (loss)	$2,050,883	$(211,310)	$(3,128,059)	$(1,288,486)
Segment revenues	$34,076,559	—	—	$34,674,559
Segment mineral properties, property, plant and equipment	$68,534,637	$8,812,153	$238,671	$77,585,461
Segment assets	$82,907,093	$10,460,669	$1,039,366	$94,407,128

December 31, 2005	Canada	Peru	United States	Total
Segment income (loss)	$(8,012,664)	—	$(1,213,714)	$(9,226,378)
Segment revenues	$24,567,529	—	—	$24,567,529
Segment mineral properties, property, plant and equipment	$48,554,554	—	$1,012,524	$49,567,078
Segment assets	$55,946,809	—	$1,159,404	$57,106,213

20.  Subsequent Events

a)              In October 2006, the Company announced that it has entered into an agreement with a group of private shareholders to acquire a 37.5% interest in the publicly-listed Peruvian mining company, Compañía Minera Poderosa S.A. (CMPSA).  The acquisition, which is expected to close in mid-November, is subject to completion of due diligence by the Company, finalization of all documentation and regulatory approvals.  The purchase price of the common shares of CMPSA is US$1.15 per share.  In exchange for purchasing its 37.5% interest in CMPSA, Century will issue to the group of private shareholders US$45.7 million of Convertible Debentures with a 12-month maturity and 5% interest rate payable quarterly.  Up to 40% of the value of the Convertible Debentures may be converted into common shares of Century Mining Corporation at C$0.90 per share at the option of the debenture holders for a period of nine months.  On closing, Century will pay cash for the face value of the related shareholder debt amounting to US$5.6 million.  Because of the percentage of the CMPSA shares that Century is acquiring, the Company is required to comply with the Offer of Public Acquisitions (OPA) requirements and make an offer for the balance of the shares of CMPSA.

b)             In November 2006, the Company signed two secured credit facilities for a total of US$5,000,000 with a lender.  The first facility is for a US$3,500,000 12-month secured amortizing credit facility to finance the purchase of shareholder notes due from CMPSA.  The second facility is for an uncommitted secured revolving working capital facility for 80% of the value of gold sold to the

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buyer and in process at the Sigma mill or the designated refinery subject to a cap of US$1,500,000.  This replaces the existing $1.0 million line of credit.

c)              In November 2006, the Company announced that it has retained National Media Associates (“NMA”) to conduct media awareness and assist the Company in the dissemination of information to the investment community.  The Company will pay NMA a monthly fee of C$7,000 for a one-year term, and may renew the agreement by mutual consent.  Pursuant to the agreement, Century Mining will also grant a total of 750,000 incentive stock options to Mr. George Duggan of NMA, good for a period of three years at the following prices: 150,000 share options exercisable at C$0.90 per share: 200,000 share options exercisable at C$1.25 per share; 200,000 share options exercisable at C$1.75 per share; and 200,000 share options exercisable at C$2.00 per share; subject to any required shareholder and regulatory approvals.  Vesting of the incentive stock options shall be as follows: 25% on signing of the agreement; and 25% at each of three months, six months, and nine months following the date of the agreement.

d)             In October 2006, the Company issued 2,054,195 common shares of the Company to certain unsecured creditors of the Sigma Lamaque Limited Partnership, representing the payment that was due on May 15, 2006.  This payment is the final payment to the unsecured creditors, the September 15, 2006 payment having been made in cash during the third quarter.

e)              In October 2006, the Company issued 6,750 common shares pursuant to the exercise of 6,750 employee stock options for proceeds of $3,400 to the Company.

f)                In October 2006, the Company issued 360 common shares pursuant to the exercise of 360 agent warrants for proceeds of $162 to the Company.

g)             Pursuant to the end of the third quarter, the Company granted 15,000 employee stock options with an exercise price of $0.90 per share and expiry date of October 2, 2011, and 250,000 employee stock options with an exercise price of $0.80 per share and expiry date of November 1, 2011.

h)             The Company is in litigation with Tega Industries Canada for supplying defective mill liners, which caused unscheduled shutdowns and damage to existing liners in the Sigma SAG mill.  The Company has filed a damage claim for lost production and other damages in Montreal Superior Court for approximately $2.7 million.  Tega has filed a separate action on account for the total sum of approximately $0.5 million claiming for the liners already shipped and those awaiting shipment.

i)                The Company and the Trustee to the Sigma Lamaque Limited Partnership reached a settlement regarding the GST and QST reimbursements and the mining duties reimbursements to which the Partnership was entitled as of September 15, 2004.  The Company will receive 50% of the GST and 50% of the QST reimbursements and 100% of the mining duties reimbursements.  These reimbursements were part of the assets purchased pursuant to the Asset Purchase Agreement for the Sigma-Lamaque Complex.

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CENTURY MINING CORPORATION
Consolidated Results (Unaudited)
To September 30, 2006

November 16, 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

The following management’s discussion and analysis (MD&A) should be read in conjunction with the consolidated financial statements and related notes.  All dollar amounts are stated in Canadian dollars unless otherwise stated.  This discussion is based on information available to November 16, 2006.

Overview

Century Mining Corporation is a Canadian-based gold producer with mining operations in Val d’Or, Québec and San Juan, Peru.  The Company is also engaged in the exploration, development and acquisition of mineral properties and mining assets with a focus on gold and precious metals.

In September 2004, the Company completed the acquisition of the Sigma–Lamaque Complex from the Trustee of the Sigma Lamaque Limited Partnership.  The Company commenced commercial gold production at the Sigma Mine on May 25, 2005 after completing the mining and processing of a 250,000-tonne bulk sample.

In September 2004, the Company acquired an option to purchase a 70% interest in the dormant Carolin gold mine in British Columbia from Tamerlane Ventures Inc.  In April 2006, Tamerlane in conjunction with Century purchased a 100% interest in the Carolin property from Athabaska Gold Resources Ltd.  The purchase was funded by Century and the agreement with Tamerlane was amended to form an immediate 70% Century / 30% Tamerlane joint venture with Century as the operator.  The Company maintains the right to purchase the remaining 30% interest in the property from Tamerlane.

The Company also has interests in nine exploration properties on the Juneau Gold Belt in Alaska.

In December 2005, the Company acquired 122 mining leases in the Northwest Territories.

In March 2006, the Company incorporated Century Mining Peru S.A.C. (“Century Peru”) based in Lima and in May completed the acquisition of 60% controlling interest in San Juan Gold Mines S.A.A. (“San Juan”) for US$5.1 million, including the purchase of US$14.35 million of bank debt for US$2.5 million, and the issuance of 1,000,000 common shares of the Company.  In June 2006, San Juan granted Century Peru a 50-year mining and operating lease covering all of the San Juan claims, which allows Century Peru to operate the San Juan gold mine and carry out exploration work on the concessions.  All gold produced from the San Juan concessions will be 100% attributable to the Company, subject to payment of a 10% net profit interest to the

1

shareholders of San Juan, of which the Company owns 60%, after repayment to Century Peru of capital, operating, exploration and management expenses.

In October 2006, the Company announced that it had entered into an agreement with a group of private shareholders to acquire a 37.5% interest in the publicly-listed Peruvian mining company, Compañía Minera Poderosa S.A.

Century’s shares trade on the TSX Venture Exchange under the symbol CMM.

Results of Operations

Pursuant to completing a bulk sample program, the Sigma Mine commenced commercial gold production on May 25, 2005.  Results of operations in the third quarters of 2006 and 2005 and the year to date period of 2006 reflect commercial production.

In May of 2006 the Company completed the acquisition of 60% controlling interest in the private Peruvian company, San Juan Gold Mines S.A.A.  The mine has only been capable of operating at approximately 10% of its nominal rated capacity because of a severe lack of capital and maintenance expenditures during the last several years.  As a result, the Company is capitalizing all expenses including exploration, net of revenues from limited gold production of 1,321 ounces, at the mine and Lima office until such time as the mine and mill have been rehabilitated and commercial production has been established.

Third quarter ended September 30, 2006 compared to the same period in 2005

In the third quarter ended September 30, 2006 the Company reported an operating profit from the Sigma mining operations before depreciation, amortization and accretion of $3,671,599 (2005 — $895,360) from gold revenues of $11,045,950 (2005 - $9,993,056).  Expenses incurred in these mining operations were $7,374,351 (2005 - $9,097,696).  Prior to May 25, 2005 operating costs were capitalized and netted against revenues from gold produced during the bulk sample program.  Geological fees and interest income was $281,788 in the third quarter of 2006 (2005 - $116,495).  In the third quarter of 2006, total revenues were $11,327,738 (2005 - $10,109,551).

In the quarter ended September 30, 2006 the Company reported net income of $1,107,485, or $0.01 per share, the first net income in its three-year history, compared to a net loss of $2,630,370, or $0.06 per share in the same period of 2005.

The following table shows a comparison of expenses for the third quarter periods ended September 30, 2006 and 2005, and for the nine-month periods ended September 30, 2006 and 2005.

2

Expenses	Q3-2006	Q3-2005	9 mos 2006	9 mos 2005
	$	$	$	$
Mining operations	7,374,351	9,097,696	25,454,102	13,616,407
Depreciation, amortization and accretion	1,177,671	105,580	2,885,344	224,902
Amortization on deferred finance fees	0	98,563	1,081,620	295,689
Accretion on convertible debentures	0	260,000	144,800	780,000
Corporate administration	1,259,024	825,334	3,307,842	2,174,006
Interest on long-term notes	283,117	688,200	839,499	688,200
Interest on convertible debentures	—	978,702	113,302	1,203,955
Stock based compensation	116,327	41,303	287,992	331,603
Total expenses	10,210,490	12,095,378	34,114,502	19,314,762

In the third quarter of 2006, expenses of $7,374,351 at the Sigma Mine accounted for 72% of total expenses of $10,210,490 before other items.

Depreciation, amortization and accretion expenses were $1,177,671 in the third quarter of 2006 (2005 - $105,580), the majority of which related to accumulated amortization on equipment, mining and plant equipment.

In the third quarter of 2006, there was no amortization on deferred finance fees (2005 - $98,563).  The balance of outstanding convertible debentures was converted in the first quarter of 2006.

In 2004, the Company issued $8.50 million of 10% Convertible Debentures to finance, in part, the acquisition of the Sigma-Lamaque Complex, and in 2005 issued a further $2.85 million of 10% Convertible Debentures to provide working capital for the Sigma Mine.  The maturity date was December 31, 2006 on both issuances.  In March of 2006, the Company forced conversion of the outstanding balance of the Convertible Debentures after several partial conversions by the debenture holders.  The fair value of the conversion option associated with the Convertible Debentures was recorded as equity portion in shareholders’ equity on the balance sheet (nil at September 30, 2006) while the accretion on the debentures was charged to earnings ratably to maturity, which was $nil in the third quarter (2005 - $260,000) following conversion.

In the third quarter of 2006, corporate administration expenses of $1,259,024 (2005 - $825,334) were 7% lower than in the second quarter of this year.  These expenses include salaries and benefits, as well as travel and accommodation expenses.

In the third quarter of 2006, interest on long-term notes held by Investissement Québec was $283,117 (2005 – $688,200).

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In the third quarter of 2006, following conversion of all outstanding Convertible Debentures in March there was no interest payable (2005 - $978,702).

In the third quarter of 2006 stock-based compensation expenses were $116,327 (2005 - $41,303).

There were no losses on derivative contracts in the third quarter of 2006 (2005 - $510,173).  In the third quarter of 2006 there was a foreign exchange loss of $9,763 (2005 – $134,370).

Nine-month period ended September 30, 2006 compared to the same period in 2005

In the year-to-date period ended September 30, 2006 the Company reported an operating profit from the Sigma mining operations, before depreciation, amortization and accretion, of $8,622,457 (2005 – $1,028,175) from gold revenues of $34,076,559 (2005 - $14,644,582).  Expenses incurred in these mining operations were $25,454,102 (2005 - $13,616,407).  Prior to May 25, 2005 operating costs were capitalized and netted against revenues from gold produced during the bulk sample program.  Geological fees and other revenue was $598,074 in the nine-month period of 2006 (2005 - $339,011).  In the year-to-date period of 2006, total revenues were $34,674,632 (2005 - $14,983,593).

For the nine-month period ended September 30, 2006 the Company reported a net loss of $1,288,486, or $0.02 per share, compared to a net loss of $4,788,304, or $0.13 per share in the same period of 2005.

In the year-to-date period of 2006, expenses of $25,454,102 at the Sigma Mine accounted for 75% of total expenses of $34,114,502 before other items.

In the nine-month period of 2006, the Company recorded production royalty expenses of $66,300 (Note 8), which was recorded as a non-cash obligation in the first quarter.

Depreciation, amortization and accretion expenses were $2,885,344 in the year-to-date period of 2006 (2005 - $224,902), the majority of which related to accumulated amortization on equipment, mining and plant equipment.

In the year-to-date period of 2006, amortization on deferred finance fees was $1,081,620 (2005 - $295,689).  The balance of outstanding convertible debentures was converted in the first quarter of 2006.

In 2004, the Company issued $8.50 million of 10% Convertible Debentures to finance, in part, the acquisition of the Sigma-Lamaque Complex, and in 2005 issued a further $2.85 million of 10% Convertible Debentures to provide working capital for the Sigma Mine.  The maturity date was December 31, 2006 on both issuances.  In March of 2006, the Company forced conversion of the outstanding balance of the Convertible Debentures after several partial conversions by the debenture holders.  The fair value of the conversion option associated with the Convertible Debentures is recorded as equity portion in shareholders’ equity on the balance sheet (nil at March 31, June 30 and September 30, 2006, and $2,021,000 at December 31, 2005) while the accretion on the debentures is charged to earnings ratably to maturity, which was $144,800 in the nine-month period (2005 - $780,000) following conversion.

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In the nine-month period of 2006, corporate administration expenses of $3,307,842 (2005 - $2,174,006) reflected the higher level of head office activity associated with operating the Sigma Mine and acquiring the San Juan Mine in Peru.  These expenses include salaries and benefits at higher staffing levels, as well as increased travel and accommodation expenses.

In the year to date period of 2006, interest on long-term notes held by Investissement Québec was $839,499 (2005 — $688,200).

In the nine-month period of 2006, interest paid on Convertible Debentures was $113,302 (2005 - $1,203,955).

In the year to date period of 2006 stock-based compensation expenses were $287,992 (2005 - $331,603).

Other items expensed in the nine-month period ended September 30, 2006 included losses on derivative contracts of $1,724,475 (2005 - $318,419) and a foreign exchange loss of $124,141 (2005 — $138,716).

The following table presents a comparative expenditure analysis for the Sigma Mine for each quarter this year:

Expenses category	Q1	Q2	Q3	Total
Mining expenses	9,112,805	8,966,946	7,374,351	25,454,102
Deferred stripping *	265,082	1,044,599	2,936,659	4,246,340
Deferred development	150,576	54,245	121,771	326,592
Mine improvement	494,167	838,188	1,324,771	2,657,126
Exploration – Lamaque	159,879	346,726	276,893	783,498
Increase in prepaid expenses and inventories	(45,596)	1,213,311	902,292	2,070,007
Total	10,136,913	12,464,015	12,936,737	35,537,665

* In periods when the strip ratio exceeds the pit average, the costs of the excess stripping are excluded from the operating costs.  In periods when the strip ratio is less than the pit average, capitalized waste costs are added back to operating costs.

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Summary of Quarterly Results

The following table summarizes the Company’s operating results for each of the eight most recently completed quarters:

Period	Revenue ($)	Net income (loss) ($)	Net income (loss) per share ($)
Q3-06	11,327,738	1,107,485	0.01
Q2-06	12,097,803	(1,198,135)	(0.01)
Q1-06	11,249,091	(1,197,835)	(0.01)

Q4-05	9,612,458	(4,438,074)	(0.10)
Q3-05	10,109,551	(2,630,370)	(0.06)
Q2-05	4,781,261	(1,187,843)	(0.03)
Q1-05	92,781	(970,091)	(0.03)

Q4-04	39,336	(893,059)	(0.05)

The Sigma Mine commenced commercial production on May 25, 2005.  Prior to this date revenues from gold produced during the bulk sample program were netted against expenses and deferred.  The Sigma Mine has now generated positive cash flow from mining operations in five successive quarters of commercial production.  In the third quarter of 2006, profit from mining operations was sufficient to cover all other expenses such that the Company recorded its first quarter of net earnings in its history.

The Company expects further improvements in operating results at the Sigma Mine pursuant to the delivery in the third quarter of four new 100-ton trucks that are being deployed on waste haulage in the pit.

Liquidity and Capital Resources

As at September 30, 2006 the Company had working capital of $2,631,757 compared to a working capital deficiency of $8,511,024 at December 31, 2005.  The improvement in liquidity reflects the completion of a $25.1 million equity issue in May, net of use of proceeds for acquisitions, purchase of mining equipment and working capital purposes.

Current assets increased by $10,364,151 from $5,276,441 at December 31, 2005 to $15,640,592 at September 30, 2006.  Cash and cash equivalents was $3,436,073 at September 30, 2006 compared to $808,896 at December 31, 2005.  Current liabilities of $13,008,835 at September 30, 2006 were approximately the same as $13,787,465 at year-end 2005.

In 2004, the Company funded, in part, the acquisition of the Sigma-Lamaque Complex by assuming a Note of $13,544,000 from Investissement Québec (IQ) (Note 11).  The balance owing to IQ at September 30, 2006 is $13,614,972, which includes principal of $12,697,500 and capitalized interest of $917,472.  The long-term liability of this note is $11,921,972 at September 30, 2006.  The current liability is $1,693,000.

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At December 31, 2005, the long-term liability on the issuance of 10% Convertible Debentures in 2004 and 2005 was $9,859,875 after assigning the fair value of the conversion option of $2,021,000 to shareholders’ equity and charging the accretion on the debentures of $1,040,000 to the statements of operations and deficit in 2005.  Pursuant to conversion of all outstanding Convertible Debentures in the first quarter of 2006, the long-term liability was eliminated and hence there has been no portion to assign to shareholders’ equity since year-end 2005.  After a charge of $144,800 in the first quarter, there was no accretion on Convertible Debentures to be charged to the statement of operations and deficit in the second and third quarters.

The Company has a capital lease obligation on mining equipment of $9,141,181 at September 30, 2006 (December 31, 2005 – $5,933,020).  Other obligations at September 30, 2006 include payments to unsecured creditors that were assumed during the purchase of the Sigma-Lamaque assets of $881,250 (December 31, 2005 - $2,645,120).  This amount represents the payment that was due on May 15, 2006, which the Company, at its option, had elected to pay in cash.  The terms of payment, either in cash or shares, had been in dispute and was resolved by a Québec court ruling in favour of the unsecured creditors, who were subsequently paid in shares of the Company in October 2006.  At the Company’s option it issued shares in fulfillment of its obligation to the unsecured creditors in 2004, 2005 and on January 15, 2006.  The September 15, 2006 payment was made in cash.  The Company has no further financial obligations to the unsecured creditors.

Cash flows from operating activities

In the third quarter of 2006, before net changes to non-cash working capital balances, cash flows provided by operating activities were $2,401,483 (2005 – cash flows used $351,896).  Items added back to the net earnings of $1,107,485 (2005 – loss of $2,630,370) include amortization, depreciation and accretion of $1,177,671 (2005 - $105,580) and stock based compensation of $116,327 (2005 - $41,303).  After the net change to non-cash working capital balances, cash flows provided by operating activities in the third quarter of 2006 were $2,862,722 (2005 – $1,298,197).

In the nine-month period ended September 30, 2006, before net changes to non-cash working capital balances, cash flows provided by operating activities were $3,751,124 (2005 – cash flows used $718,643).  In the first quarter of 2006 there were a number of significant financing charges to operations that did not require a cash payment.  In the nine-month period these items offset the net loss of $1,288,486.  After the net change to non-cash working capital balances, cash flows used by operating activities were $5,983,615 (2005 – cash flows provided $3,315,005).

Cash flows from financing activities

In the third quarter of 2006, net cash flows used in financing activities was $2,153,345 (2005 – cash flows provided by financing activities $2,859,025).  The issue of equity instruments provided $601,834 net of share issue costs (2005 - $1,743,250).  In the third quarter this year there was a $1,957,452 decrease in a long-term lease obligation (2005 - $Nil) and a decrease in a non-cash obligation of $881,250 (2005 – $Nil), which represented shares issued to unsecured creditors.  In total, these two items required $2,838,702 (2005 - $Nil) from financing activities.  The exercise of warrants and stock options provided $83,523 (2005 - $1,115,775)

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In the year to date period cash flows provided by financing activities were $24,617,974 (2005 - $8,243,147), which comprised $24,115,069 from the issue of equity instruments (2005 - $4,592,372) and $4,873,264 (2005 - $1,150,775) from the exercise of warrants and stock options.  A decrease in a long-term lease obligation of $2,642,609 (2005 - $Nil), a decrease in long-term debt of $846,500 (2005 - $Nil), and a decrease of $881,250 (2005 - $Nil) required a total of $4,370,359 (2005 - $Nil) from financing activities.  In the nine-month period of 2005 advances on a convertible debenture provided $2,500,000 compared to $nil in the same period this year.

Equity and convertible debt financings are expected to provide the major sources of funds for the Company until mining operations generate sufficient cash flow to meet all of its financial obligations.

Cash flows from investing activities

In the third quarter of 2006, cash flows used in investing activities was $5,754,654 (2005 - $3,559,987).  Purchases and payment for properties and equipment, principally at the Sigma Mine required $2,367,751 (2005 - $3,559,987).  Capitalized stripping costs at the Sigma Mine were $2,936,659 (2005 – $Nil).  Acquisition of mineral properties required $450,243 (2005 - $Nil).

In the first nine months of 2006, cash flows used in investing activities was $16,007,181 (2005 - $11,621,078).  Purchases and payments for properties and equipment required $8,633,108 in the period this year (2005 - $11,621,078).  Year to date capitalized stripping costs at Sigma were $4,246,340 (2005 - $Nil).  The acquisition of mineral properties required $846,686 (2005 - $Nil).  The acquisition of San Juan Gold Mines S.A.A. in Peru in the second quarter required a cash investment of $2,281,047 (2005 - $Nil).

Change in aggregate cash position

In aggregate, cash flows from operating, financing and investing activities resulted in a decrease in cash and cash equivalents of $5,045,287 in the third quarter of 2006 compared to an increase of $597,235 in the same period of 2005.  When the decrease is subtracted from cash and cash equivalents of $8,481,360 at the beginning of the third quarter (2005 - $728,615), cash and cash equivalents at September 30, 2006 decreased to $3,436,073.  At September 30, 2005 cash and cash equivalents was $1,325,850.

In the first nine months of this year cash and cash equivalents increased by $2,627,177 compared to a decrease in cash and cash equivalents of $242,926 in the same period of 2005.  When added to cash and cash equivalents of $808,896 at the beginning of the period (2005 - $1,568,776), cash and cash equivalents at September 30, 2006 was $3,436,073 compared to $1,325,850 a year earlier.

Changes in Significant Accounting Policies

Operating Royalty Expenses

During 2006 the Company has changed the policy of recognizing operating royalty expenses.  Since the Company bought back the Sigma-Lamaque operating royalty on gold production, the Company has changed the policy of calculating royalty expenses

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from spot price of gold and a fixed percentage to a unit-of-production basis and based on estimated proven and probable reserves and measured and indicated resources.

Summarized Quarterly Data
(Unaudited)
Canadian dollars, except where noted

	Three months ended September 30, 2006	Three months ended September 30, 2005	Nine months ended September 30, 2006	Nine months ended September 30, 2005 (1)
Income and cash flow
Total revenues	11,327,738	10,109,551	34,674,632	14,983,593
Total production costs	7,374,351	9,097,696	25,454,102	13,616,407
Operating profit	3,953,387	1,011,855	9,220,530	1,367,186
Net income (loss)	1,107,485	(2,630,370)	(1,288,486)	(4,788,304)
Net income (loss) per share	0.01	(0.06)	(0.02)	(0.13)
Cash flows from operating activities	2,862,712	1,298,197	(5,983,615)	3,315,005
Cash flows from investing activities	(5,754,654)	(3,559,987)	(16,007,181)	(11,621,078)
Cash flows from financing activities	(2,153,345)	2,859,025	24,617,974	8,243,147
Weighted average common shares	115,678,241	43,849,147	100,388,901	36,372,198
Production
Tonnes of ore milled	356,389	350,094	1,054,539	519,000
Head grade (g/ton gold)	1.54	1.50	1.67	1.54
Recovery (%)	96.1	95.1	95.2	95.4
Recovered gold (oz)	16,952	16,005	53,906	22,230
Realized price (US$/oz gold)	581	520	558	548
Minesite cash cost (US$/oz gold)	422	461	407	492
Minesite costs per tonne milled (C$/tonne)	22.00	25.35	23.29	25.36

Note (1)     Year to date production data are for the period May 25, 2005 when the Sigma Mine commenced commercial production to September 30, 2005.

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Outstanding Share Data

As at November 16, 2006 the Company had 117,824,189 common shares issued and outstanding.  In addition, there were 17,493,385 shares reserved for issuance for the exercise of warrants, and 4,647,500 shares reserved for issuance for the exercise of stock options.  Assuming exercise of all outstanding stock options and warrants, which would result in approximately $26.3 million added to the Company’s treasury, there are 139,965,074 shares on a fully diluted basis.

Transactions with Related Parties

As noted in the consolidated financial statements, the Company was involved in the following related party transactions:

a)              During the third quarter of 2006, the Company paid $10,686 (2005 - $25,687) in office rent to a company controlled by a director and officer and by a Family Trust of a director and officer. The Company leased space from this company on a month-to-month basis at US$3,562 per month. There was $Nil outstanding amount due at the end of September 30, 2006.

b)             Included in corporate administrative expenses are legal fees of $64,000 (2005 - $190,525) that were paid to a firm, which the Company’s Corporate Secretary is a partner.  At September 30, 2006 included in accounts payable was $151,542 (2005 - $107,742) due to the legal firm.

c)              Included in accounts receivable is $Nil (2005 - $(44,080)) due from a company with common officers and directors of the Company.  The Company also recorded revenues of $230,380 (2005 - $336,705) for geological services to this same company.  The company also received $10,500 (2005 — $60,744) as reimbursement for other office facilities.

Except as disclosed, all related party transactions in the normal course of business have been measured at the agreed upon exchange amounts, which is the amount of consideration established and agreed to by the related parties.  Exchange amounts approximate fair values.

Subsequent Events

a)              In October 2006, the Company announced that it has entered into an agreement with a group of private shareholders to acquire a 37.5% interest in the publicly-listed Peruvian mining company, Compañía Minera Poderosa S.A. (CMPSA).  The acquisition, which is expected to close in mid-November, is subject to completion of due diligence by the Company, finalization of all documentation and regulatory approvals.  The purchase price of the common shares of CMPSA is US$1.15 per share.  In exchange for purchasing its 37.5% interest in CMPSA, Century will issue to the group of private shareholders US$45.7 million of Convertible Debentures with a 12-month maturity and 5% interest rate payable quarterly.  Up to 40% of the value of the Convertible Debentures may be converted into common shares of Century Mining Corporation at C$0.90 per share at the option of the debenture holders for a period of nine months.  On closing, Century will pay cash for the face value of the related shareholder debt

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amounting to US$5.6 million.  Because of the percentage of the CMPSA shares that Century is acquiring, the Company is required to comply with the Offer of Public Acquisitions (OPA) requirements and make an offer for the balance of the shares of CMPSA.

b)             In November 2006, the Company signed two secured credit facilities for a total of US$5,000,000 with a lender.  The first facility is for a US$3,500,000 12-month secured amortizing credit facility to finance the purchase of shareholder notes due from CMPSA.  The second facility is for an uncommitted secured revolving working capital facility for 80% of the value of gold sold to the buyer and in process at the Sigma mill or the designated refinery subject to a cap of US$1,500,000.  This replaces the existing $1.0 million revolving line of credit.

c)              In November 2006, the Company announced that it has retained National Media Associates (“NMA”) to conduct media awareness and assist the Company in the dissemination of information to the investment community.  The Company will pay NMA a monthly fee of C$7,000 for a one-year term, and may renew the agreement by mutual consent.  Pursuant to the agreement, Century Mining will also grant a total of 750,000 incentive stock options to Mr. George Duggan of NMA, good for a period of three years at the following prices: 150,000 share options exercisable at C$0.90 per share: 200,000 share options exercisable at C$1.25 per share; 200,000 share options exercisable at C$1.75 per share; and 200,000 share options exercisable at C$2.00 per share; subject to any required shareholder and regulatory approvals.  Vesting of the incentive stock options shall be as follows: 25% on signing of the agreement; and 25% at each of three months, six months, and nine months following the date of the agreement.

d)             In October 2006, the Company issued 2,054,195 common shares of the Company to certain unsecured creditors of the Sigma Lamaque Limited Partnership, representing the payment that was due on May 15, 2006.  This payment is the final payment to the unsecured creditors, the September 15, 2006 payment having been made in cash during the third quarter.

e)              In October 2006, the Company issued 6,750 common shares pursuant to the exercise of 6,750 employee stock options for proceeds of $3,400 to the Company.

f)                In October 2006, the Company issued 360 common shares pursuant to the exercise of 360 agent warrants for proceeds of $162 to the Company.

g)             Pursuant to the end of the third quarter, the Company granted 15,000 employee stock options with an exercise price of $0.90 per share and expiry date of October 2, 2011, and 250,000 employee stock options with an exercise price of $0.80 per share and expiry date of November 1, 2011.

h)             The Company is in litigation with Tega Industries Canada for supplying defective mill liners, which caused unscheduled shutdowns and damage to existing liners in the Sigma SAG mill.  The Company has filed a damage claim for lost production and other damages in Montreal Superior Court for approximately $2.7 million.  Tega has filed a separate action on account for the total sum of

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approximately $0.5 million claiming for the liners already shipped and those awaiting shipment.

i)                 The Company and the Trustee to the Sigma Lamaque Limited Partnership reached a settlement regarding the GST and QST reimbursements and the mining duties reimbursements to which the Partnership was entitled as of September 15, 2004.  The Company will receive 50% of the GST and 50% of the QST reimbursements and 100% of the mining duties reimbursements.  These reimbursements were part of the assets purchased pursuant to the Asset Purchase Agreement for the Sigma-Lamaque Complex.

Evaluation of disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.  As at the end of the period covered by this MD&A, management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws.  Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of the end of the period covered by this MD&A, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow for accurate disclosure to be made on a timely basis.

Risk and Uncertainties

The business of operating mines and exploring and developing mineral properties are highly uncertain and risky by their very nature.  The Company’s mining operations in Québec commenced generating positive cash flow in the third quarter of 2005.  The Company may require securing additional equity and/or debt capital to maintain positive working capital and continue as a going concern until such time as the Company generates substantial free cash flow from its operations that will contribute significantly to the Company’s cash requirements to meet all its financial obligations and commitments.  The Company will require securing additional equity and debt financing to fund acquisitions of mining assets to grow the Company.

While a gold mining company’s success may result from good fortune, it is more often dependent on management’s knowledge and expertise and its ability to acquire profitable gold producing assets, identify and advance attractive projects and targets from exploration through development into production, as well as secure the necessary financing to fund these activities.  The Company continues to recruit well-qualified and

12

experienced professionals to manage its mining operations in Québec and Peru and to grow the Company.

Regulatory standards continue to change, making the review and due diligence processes longer, more complex, and more costly.  Even if an apparently mineable deposit is discovered, there is no assurance that it will ever reach production or be profitable, as its results are influenced by many key factors, such as commodity prices and foreign exchange rates, which cannot be controlled by management, as well as more stringent environmental regulations.  Due to high gold prices, the mining industry is experiencing high demand for capital equipment, spare parts, consumables and supplies, as well as for experienced professional staff and operating personnel, all of which have an impact on operations.

While it is impossible to eliminate all of the risks associated with mining and exploration and development, it is management’s intention to manage its affairs, to the extent possible, to ensure that the Company’s assets are protected and that its efforts will result in increased value for the Company’s shareholders.  The Company assesses and minimizes risks by applying high operating standards, including careful management and planning of its facilities, hiring qualified personnel, establishing and maintaining internationally recognized standards, performing independent audits, and purchasing insurance policies.

The Company’s mining and milling operations at the Sigma and Lamaque mines in Québec and the San Juan Mine in Peru will expose the Company to various financial and operational risks that could have an adverse impact on its profitability, level of operating cash flows, and financial condition.

In March 2006, the Company incorporated a wholly owned subsidiary, Century Mining Peru S.A.C. and opened an office in Lima to pursue the acquisition of mineral properties and mining assets.  Carrying on business in Peru will expose the Company to additional risks and uncertainties associated with operating in foreign countries, including political, financial, foreign exchange and other risks.

Outlook

Commencement of commercial production at the Sigma Mine in the second quarter of 2005 reflected growth of the Company from exploration and development to a gold producer.  The Sigma Mine has generated positive cash flow in each of the five quarters since that time.  At current gold prices, and with the planned increases in production and productivity resulting from the addition of four 100-ton haul trucks that were delivered at the Sigma Mine in the third quarter, the Company expects that this mine will continue to generate positive cash flow.  In the third quarter the Company recorded net income for the first time in its three-year history.

In 2006, the Company plans to produce a total of 80,000 ounces of gold, including 73,000 ounces from the Sigma open pit, 4,000 ounces from San Juan in Peru, and 3,000 ounces from Poderosa in Peru, at an estimated cash cost of approximately US$400 per ounce.

The Company is developing the dormant underground Lamaque Mine into production and is awaiting receipt of a permit prior to hoisting ore to the Sigma mill.  The

13

significantly higher ore grades (approximately 5 to 6 g/t) than in the Sigma pit (1.8 g/t) are expected to have a positive impact on production and unit cash costs at the Val d’Or operations.

The Company has commenced a program of major rehabilitation at the San Juan Mine in Peru to return the mine and mill to their nominal rated capacity of 80,000 ounces of gold per year, which includes mechanized mining and refurbishing and/or replacement of the mills and other ancillary equipment.  At the same time, the Company has embarked on a major exploration program at the mine and will commence exploration on the nearby properties upon receipt of exploration permits.  The results of the exploration program at the San Juan Mine will form the basis of a technical report to qualify the previously estimated 1.2 million ounces of gold in resources to NI 43-101 standards of disclosure.  These exploration programs could have the potential to create a major mining district based on the results of previous exploration work.

Reduction of debt in March 2006 after the conversion of outstanding Convertible Debentures, and the buyback of the Sigma operating royalty in April, had a positive impact on the Company’s balance sheets as at June 30 and September 30, 2006 and on the statement of operations and deficit in the second and third quarters.  These initiatives, and the proceeds of the $25.1 million equity financing in the second quarter, which provided the Company with positive working capital, have resulted in some flexibility to finance future growth on more attractive terms.

The Company is well positioned to grow in value as management pursues new opportunities, particularly in Québec and Peru, with an emphasis on the acquisition of low-cost producing gold mines and assets that generate cash flow or that can be returned to profitability in the near term.  A number of opportunities have been screened and several have been and are being pursued.

In October, the Company announced that it had entered into an agreement with a group of private shareholders to acquire a 37.5% interest in the publicly-listed Peruvian mining company, Compañía Minera Poderosa S.A. (CMPSA).  This transaction is scheduled to close in mid-November.  The Company is negotiating to increase its interest in CMPSA.  The Poderosa Mine produces approximately 100,000 ounces of gold annually at a cash cost of approximately US$220 an ounce.

Since the Company’s entry into Peru this year, management has been developing strong relationships and networks in that country to identify projects for acquisition.  The Company, in conjunction with its Peruvian subsidiary, has developed some important strategic relationships that should enable the Company to meet its objectives of increasing production while reducing cash costs to position the Company for a higher market valuation.

Forward-Looking Statements

This Management’s Discussion and Analysis includes “forward-looking statements”, within the meaning of applicable securities legislation, which are based on the opinions and estimates of Management and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “budget”, “plan”,

14

“continue”, “estimate”, “expect”, “forecast”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar words suggesting outcomes or statements regarding an outlook.  Such risks and uncertainties include, but are not limited to, risks associated with the mining industry (including operational risks in exploration, development and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections in relation to production, costs and expenses; the uncertainty surrounding the ability of Century to obtain all permits, consents or authorizations required for its operations and activities; and health, safety and environmental risks), the risk of commodity price and foreign exchange rate fluctuations, the ability of Century to fund the capital and operating expenses necessary to achieve the business objectives of Century, the uncertainty associated with commercial negotiations and negotiating with foreign governments and risks associated with international business activities, as well as those risks described in public disclosure documents filed by Century.  Due to the risks, uncertainties and assumptions inherent in forward-looking statements, prospective investors in securities of Century should not place undue reliance on these forward-looking statements.  Statements in relation to “reserves” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described can be profitably produced in the future.

Readers are cautioned that the foregoing lists of risks, uncertainties and other factors are not exhaustive.  The forward-looking statements contained in this report are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements contained in this report or in any other documents filed with Canadian securities regulatory authorities, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.  The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

Additional Information and Continuous Disclosure

This MD&A has been prepared as of November 16, 2006.  Additional information on the Company is available through regular filings of press releases, annual and quarterly financial statements and its Annual Information Form on SEDAR (www.sedar.com).

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Form 52-109F2 - Certification of Interim Filings

I Margaret M. Kent, Century Mining Corporation, Chairman, President & CEO, certify that:

1.                                       I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Century Mining Corporation, (the issuer) for the interim period ending September 30, 2006;

2.                                       Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.                                       Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.                                       The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)                                  designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)                                 designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.                                       I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: November 16, 2006

“signed M. M. Kent”

Margaret M. Kent
Chairman, President & CEO

Form 52-109F2 - Certification of Interim Filings

I Diana Rollo, Century Mining Corporation, Chief Financial Officer, certify that:

1.                                       I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Century Mining Corporation, (the issuer) for the interim period ending September 30, 2006;

2.                                       Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.                                       Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.                                       The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)                                  designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)                                 designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.                                       I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: November 16, 2006

“signed Diana Rollo”

Diana Rollo
Chief Financial Officer

Century Mining Corporation
Consolidated Financial Statements
For the years ended December 31, 2006 and 2005

1

Deloitte & Touche LLP 2800-1055 Dunsmuir Street 4 Bentall Centre P.O.Box 49279 Vancouver, BC V7X 1P4 Canada Tel: (604) 669-4466 Fax: (604) 685-0395 www.deloitte.ca

AUDITORS’ REPORT

To the Shareholders of Century Mining Corporation

We have audited the consolidated balance sheets of Century Mining Corporation as at December 31, 2006 and 2005, and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended, in accordance with Canadian generally accepted accounting principles.

Vancouver, BC
March 26, 2007	Chartered Accountants

2

Century Mining Corporation
Consolidated Balance Sheets

As at December 31	2006	2005

Assets
Current
Cash	$802,132	$808,896
Short-term investment	148,200	—
Accounts receivable	2,947,037	1,787,048
Inventories (Note 5)	3,016,834	2,414,436
Prepaid expenses & deposits	2,518,642	266,061
	9,432,845	5,276,441

Mining and other properties (Note 6)	14,665,017	2,945,663
Plant and equipment (Note 6)	61,588,070	44,926,401
Deferred stripping (Note 6)	12,604,108	1,695,014
Deferred finance fees (Note 4)	—	1,081,620
Future tax asset (Note 17)	—	688,075
Deposits for reclamation costs (Note 13)	493,000	493,000
	$98,783,040	$57,106,214

Liabilities and Shareholders’ Equity

Current
Accounts payable and accrued liabilities	$10,544,655	$7,386,932
Working capital gold facility (Note 9)	1,031,474	1,287,219
Current portion of long-term liabilities (Note 8)	4,100,506	2,126,851
Current portion of long-term notes (Note 10)	1,693,000	1,693,000
Unrealized losses on derivative contracts	316,075	1,293,463
	17,685,710	13,787,465

Long-term notes (Note 10)	11,921,972	12,768,472
Asset retirement obligations (Note 13)	2,601,040	2,262,090
Capital lease obligations (Note 8)	4,948,909	3,806,169
	37,157,631	32,624,196
To be settled via issue of shares
Royalties payable (Note 7)	—	583,127
Unsecured creditors (Note 12 (e))	—	2,645,120
Convertible debentures (Note 11)	—	9,859,875
	—	45,712,318
Commitments and contingencies (Note 16)
Non-controlling interest	1,495,849	—

Equity
Equity instruments (Note 12 (b))	75,454,694	26,485,245
Equity portion of convertible debentures (Note 11)	—	2,021,000
Contributed surplus (Note 12 (c))	1,720,261	1,199,546
Deficit	(17,045,395)	(18,311,895)
	60,129,560	11,393,896
	$98,783,040	$57,106,214

Continuing operations (Note 1)
Subsequent events (Note 21)

Approved on behalf of the Board:

signed “Margaret M. Kent”	Director	signed “Dale G. Parker”	Director
Margaret M. Kent		Dale G. Parker

The accompanying notes and schedule are an integral part of these consolidated financial statements.

3

Century Mining Corporation
Consolidated Statements of Operations and Deficit

For the years ended December 31	2006	2005

Revenues
Mining operations	$45,135,717	$24,183,331

Expenses
Mining operations	31,432,305	22,405,584
Corporate administration	3,955,957	1,910,024
Depreciation, amortization, and accretion (Note 6)	3,652,814	2,863,718
Interest on long-term notes (Note 10)	1,122,616	918,398
Interest and fees on convertible debentures (Note 11)	113,302	2,020,179
Amortization on deferred finance fees (Note 4)	1,081,620	909,780
Stock-based compensation	634,285	622,100
Accretion on convertible debentures	144,800	1,040,000
	42,137,699	32,689,783

Income (loss) from operations before other items	2,998,019	(8,506,452)

Other items
Realized loss on derivative contracts	(1,724,475)	—
Interest and other	284,623	21,647
Foreign exchange gain (loss)	24,409	(136,185)
Unrealized loss on derivative contracts	(316,075)	(1,293,463)
	(1,731,519)	(1,408,001)

Income (loss) before income taxes	1,266,500	(9,914,453)

Recovery of income taxes (Note 17)	—	688,075

Net income (loss) for the year	1,266,500	(9,226,378)

Deficit, beginning of year	(18,311,895)	(9,085,517)

Deficit, end of year	$(17,045,395)	$(18,311,895)
Weighted average number of shares – basic	104,750,681	41,170,163

Dilutive effect of options	1,090,000	—
Dilutive effect of warrants	10,389,035	—
Diluted	116,229,716	41,170,163
Net income (loss) per share – basic and diluted	$0.01	$(0.22)

The accompanying notes and schedule are an integral part of these audited consolidated financial statements.

4

Century Mining Corporation
Consolidated Statements of Cash Flows

For the years ended December 31	2006	2005

Cash flows from operating activities
Net income (loss) for the year	$1,266,500	$(9,226,378)
Items not involving cash:
Interest and fees on convertible debentures (Note 11)	94,304	2,020,179
Interest on long-term notes (Note 10)	266,250	918,398
Accretion on convertible debentures (Note 11)	144,800	1,040,000
Amortization, depreciation and accretion	3,652,814	2,284,550
Amortization on deferred finance fees	1,081,620	909,780
Shares issued for services	279,300	245,350
Stock-based compensation	634,285	622,100
Foreign exchange (gain) loss	(3,181)	136,185
Unrealized loss on derivative contracts	316,075	1,293,463
Future income taxes	—	(688,075)
Operating royalties (Note 7)	—	536,226
Amortization of deferred stripping costs	—	42,942
	7,732,767	134,720

Net change to non-cash working capital balances
Accounts receivable	(1,159,989)	(1,067,493)
Inventories	(602,398)	(1,940,944)
Prepaid expenses and deposits	(2,252,581)	70,646
Accounts payable and accrued liabilities	3,157,723	6,595,206
Working capital gold facility	(255,745)	1,151,033
Realized losses on derivative contracts	(1,293,463)	—
	5,326,314	4,943,168

Cash flows from investing activities
Acquisition of San Juan (Note 3)	(4,942,170)	—
Acquisition of mineral properties	(160,003)	(68,432)
Capitalized stripping costs	(10,909,094)	(1,737,956)
Purchases of property and equipment	(12,890,240)	(12,422,223)
Acquisition of leased assets	(6,647,941)	—
Short term investments	(148,200)	—
	(35,697,648)	(14,228,611)

Cash flows from financing activities
Advances on convertible debentures	—	2,850,000
Payment for finance fees on debentures	—	(350,000)
Issue of equity instruments, net of share issue costs	28,975,925	6,025,563
Increase in long-term liabilities	3,116,395	—
Decrease in long-term note	(846,500)	—
Decrease in obligation to unsecured creditors	(881,250)	—
	30,364,570	8,525,563

Decrease in cash	(6,764)	(759,880)

Cash, beginning of year	808,896	1,568,776

Cash, end of year	$802,132	$808,896

Supplementary cash flow disclosure (Note 19)

The accompanying notes and schedule are an integral part of these audited consolidated financial statements.

5

Century Mining Corporation
Notes to Consolidated Financial Statements

December 31, 2006 and 2005

1.              Nature of Operations

The Company was originally incorporated under the laws of British Columbia and has been continued under the Canada Business Corporations Act (“CBCA”).  The Company is engaged in the acquisition, exploration, development and operation of mining properties, principally gold.  The Company’s principal operating unit is located in Québec, Canada.

The accompanying consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities and commitments in the normal course of business.  The continuing operations of the Company are dependent upon raising additional financing, profitable operations, and positive cash flow from future operations.  The procurement of additional financing through debt or equity markets is dependent on a continued robust gold market and investor confidence in gold equities.

Throughout the period of these consolidated financial statements, the costs related to mineral property exploration, other than those in the Québec region, have been considered as costs related to exploration of such properties.  The Company completed testing of a bulk sample at the Sigma Mine in Québec and commenced commercial gold production on May 25, 2005.

2.              Significant Accounting Policies

Management has prepared the consolidated financial statements of the Company, in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”).  The consolidated financial statements are expressed in the Company’s functional currency, Canadian dollars, except where noted. The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.  The significant accounting policies used by the Company are summarized below.

a)              Consolidation

The consolidated financial statements include the accounts of the Company and its wholly and partially owned subsidiaries.  All material intercompany transactions have been eliminated.  The reference to “the Company” in these financial statements includes the parent and its subsidiaries.

The Company has a 100% interest in each of the following five subsidiary companies:

i)                 Century Mining (U.S.) Corporation (incorporated in Washington State, U.S.A.),

ii)              6275044 Canada Inc. (incorporated under CBCA, Ontario, Canada),

iii)           6275061 Canada Inc. (incorporated under CBCA, Ontario, Canada),

iv)          Century Mining Peru S.A.C. (incorporated under the laws of Peru), and

v)             Century Mining Finance Corporation (incorporated under CBCA, Ontario, Canada).

Additionally, the Company owns 82.6% of San Juan Gold Mines S.A.A. (incorporated under the laws of Peru) which is consolidated, disclosing the non-controlling interest on the balance sheet.

The financial statements of entities which are controlled by the Company through voting equity interests, referred to as subsidiaries, are consolidated.  Entities which are jointly controlled, referred to as joint ventures, are proportionately consolidated.  Variable Interest Entities (“VIEs”), which include, but are not limited to, special purpose entities, trusts, partnerships, and other legal structures, as defined by the Accounting Standards Board in Accounting Guideline (“AcG”) 15, “Consolidation of Variable Interest Entities” (“AcG 15”), are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at

6

risk for the entity to finance its activities without additional subordinated financial support.  VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’ expected losses and/or expected residual returns.  The Company has determined that it does not have any VIEs which are required to be consolidated.  All intercompany balances and transactions have been eliminated upon consolidation.

b)             Mineral properties

Mineral properties, including options to mineral claims, are stated at cost on a property-by- property basis.  The recorded cost of mineral properties and exploration and development interests is based on cash paid and the fair value, if any, of shares issued for mineral properties and exploration and development costs incurred.  The recorded costs are not an indication of fair value or recoverable amounts.

All direct and indirect costs relating to the acquisition of mineral properties are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or when management has determined that there is impairment in the carrying values of those mineral properties.

All direct and indirect costs relating to the exploration of specific properties with the objective of locating, defining and delineating the mineral reserves on these specific properties are capitalized as deferred exploration costs.

Title to mineral properties, concessions, and shareholdings in Latin American countries involves certain inherent risks due to the difficulties of determining the validity of certain claims, as well as the potential for problems arising from the frequently ambiguous conveyancing history and unregistered prior agreements.  Management has investigated the title to all of its concessions and shareholdings, and, to the best of its knowledge, believes they are in good standing.

The carrying values of a mineral interest, on a property-by-property basis are reviewed by management at least annually to determine if they have become impaired.  Impairment is considered to exist if total estimated future cash flows or probability-weighted cash flows on an undiscounted basis are less than the carrying amount of the assets.  An impairment loss is measured and recorded based on discounted estimated future cash flows or the application of an expected present value technique to estimate fair value in the absence of a market price. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Any differences between significant assumptions and market conditions and/or the Company’s performance could have a material effect on any impairment provision, and on the Company’s financial position and results of operations. In estimating future cash flows, assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of cash flows from other groups. Generally, in estimating future cash flows, all assets are grouped at a particular mine for which there is identifiable cash flow.  If impairment is deemed to exist, the mineral interest is written down to its net recoverable value.  The ultimate recoverability of the amounts capitalized is dependent upon the identification of economically recoverable ore reserves, the Company’s ability to obtain the necessary financing to complete their development and to realize profitable production or proceeds from the disposition thereof.  Management’s estimates of recoverability of the Company’s investment will be based on current conditions.  However, it is possible that changes could occur in the near term which could adversely affect management’s estimates and may result in future write downs of capitalized property carrying values.

Amortization of the cost of mineral properties is based on units-of-production, using estimated

7

proven and probable reserves and a portion of measured and indicated resources expected to be converted to proven and probable reserves.  Properties are abandoned either when the lease expires or when management determines that no further work will be performed on the property since it has no value to the Company.  When significant properties in an area of interest are abandoned, the costs related thereto are charged to income on a pro-rata basis to the total costs to date included in the area, in the year of abandonment.

The proceeds received from a partial disposition or an option payment are credited against the costs.  In addition, if there has been a delay in development activity for several successive years, a write-down of the impairment amount of the costs capitalized to those projects will be charged to income.

General exploration costs are expensed as incurred.

c)              Property and equipment

Property and equipment are recorded at cost.  Buildings and equipment related to the mining operation are amortized on a unit-of-production basis as detailed in Note 2 (b) as they are utilized in the mining operations as the mine life is estimated to be shorter than the normal life of these assets. Mobile leased equipment has been amortized at 10% over their 10 years estimated life on a straight line basis. For other equipment (non-mining), amortization is determined using the declining balance basis, over the estimated useful life of the asset at a rate of 30% per annum.

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset.

d)             Inventories

In-process gold inventory is valued at the lower of average production cost and net realizable value.  Production costs include mining costs, direct labor, operating materials and supplies, transportation costs, royalties and an applicable portion of operating overhead, including depreciation and depletion.

Consumables and supplies, which consist of spare parts and consumable goods used for general repairs and maintenance, are recorded at the lower of cost and net realizable value after adjustment for obsolescence.

Gold doré and gold bullion awaiting delivery to refinery or settlement are carried at the lower of first in, first out average monthly cost or market value.

e)              Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is  incurred and records a  corresponding  increase in the  carrying  value of the related long-lived asset.  The fair value is determined through a review of engineering studies, industry guidelines, and management’s estimate on a site-by-site basis.  The liability is subsequently adjusted for the passage of time, and is recognized as an accretion expense in the statement of operations under asset retirement obligations.  The liability is also adjusted due to revisions in either the timing or the amount of the original estimated cash flows associated with the liability.

8

The increase in the carrying value of the asset is amortized using the unit-of-production method based on estimated gross proven reserves as determined by independent engineers.  Actual expenditures incurred are charged against the accumulated obligation with any gain or loss being realized into income in the period of settlement.

f)                Exploration and development cost

The Company commenced commercial production at the Sigma Mine in Québec on May 25, 2005.  Exploration and development costs up to May 24, 2005 have been deferred and are being amortized on the unit-of-production basis. The exploration and development costs related to the Lamaque mine in Québec and the San Juan Mine in Peru have been deferred and not amortized.

g)             Deferred stripping costs

The Company defers stripping costs based on the tonnes of waste moved in excess of the life-of-pit average strip ratio and defers the mining cost of the excess waste at the average mining cost per tonne during the period.  Costs are recovered in periods when the actual tonnes of waste moved are less than what would have been moved at the average life-of-pit rate, such tonnes being valued at the average cost of the waste tonnage amounts capitalized.

In periods when the strip ratio exceeds the pit average, the costs of the excess stripping are excluded from the operating costs.  In periods when the strip ratio is less than the pit average, capitalized waste costs are added back to operating costs.

h)             Financial instruments

The Company carries various financial instruments.  The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

i)                 Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank balances, term deposits and investments with original maturities of three months or less.  Investments with original maturities of three months or more are classified as short-term investments.

j)                 Per share amounts

Basic earnings (loss) per share are computed by dividing net income (loss) (the numerator) by the weighted-average number of shares for the period (the denominator). In computing diluted earnings per share, an adjustment is made for the dilutive effect of the exercise of stock options and warrants using the treasury stock method. In periods where a net loss is reported, fully diluted loss is not presented, as it is anti-dilutive.

k)              Income taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company’s assets and liabilities. These future taxes are measured by the provisions of currently substantively enacted tax laws. Management provides a valuation allowance to future income tax assets where it is more likely than not that the Company will not be able to realize the benefit.

l)                 Deferred finance fees

Finance fees paid on convertible debentures are capitalized and amortized over the term of the convertible debentures.

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m)           Revenue recognition

Revenue from the sale of precious metal is recognized upon delivery when title and risk of ownership of metals or metal bearing concentrate passes to the buyer and when collection is reasonably assured. The passing of title to the customer is based on the terms of the sales contract. Product pricing is determined at the point revenue is recognized by reference to active and freely traded commodity markets.  Third party smelting and refining costs are recorded as a reduction of revenue.

Under the bullion sales contracts with third-party traders, commodity prices are based on either spot or exercised forward call prices. Payment is received and revenue recognized immediately upon delivery to the trader.

Revenue associated with the geological services provided by the Company is recognized when services are performed as an offset to general and administrative expense.

n)             Flow-through shares

The resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with tax legislation.  Under the liability method of accounting for income taxes, the future income taxes related to the temporary difference arising at the actual renunciation date are recorded at that time together with a corresponding reduction to the carrying value of the shares issued.

o)             Joint venture

The Company’s exploration and development activities may be conducted jointly with others. These consolidated financial statements reflect only the Company’s proportionate interest in such activities.

p)             Stock-based compensation plan

The Company records compensation expense when stock or stock options are issued under the plan for all options issued after January 1, 2003. The fair value of all stock-based awards is estimated using the Black-Scholes option valuation model at the grant date and expensed to operations over each award’s vesting period. None of the Company’s awards calls for settlement in cash or other assets. Upon the exercise of the stock options, consideration paid together with the amount previously recognized in contributed surplus is recorded as an increase in share capital.  In the event that the options expire, previously recognized compensation expense associated with such stock options is not reversed.

q)             Mineral tax credit

Government assistance is recorded as a reduction of the cost of the applicable assets as determined by the terms and conditions of the agreement under which the assistance is provided.  Claims for government assistance are accrued when the amount is determinable and collection is reasonably assured.

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r)                Measurement uncertainty

The preparation of financial statements in conformity with accounting principles generally accepted in Canada requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.  Significant accounts that require estimates as the basis for determining the stated amounts include inventories, mineral property plant and equipment, deferred stripping, investments in non-producing properties, stock based compensation, unrealized gains and losses on commodity contracts, provisions for asset retirement obligation and reclamation, fair value of assets and liabilities acquired in a business combination, taxes, and contingencies.

The impairment test for long-lived assets is  based on estimates of proven and probable reserves and measured and indicated resources, production rates, mineral prices, future costs and other relevant assumptions. The deferred stripping calculation is based on the stripping ratio of waste to ore mined over the life of mine and the allocated actual mining costs. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes and estimates in future periods could be significant. For mineral properties on which mineral claims have either expired or are being applied for, the Company’s management assesses the likelihood of obtaining the required mineral claims approvals based on completing commitments, past experiences and other factors.  Costs continue to be deferred if it is likely that the license will be granted. In the event that the mineral claim is not renewed or granted, the related costs on the property will be written off in the period that the Company receives confirmation of same.

    The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which were fully tradable with no vesting restrictions.  This option valuation model requires the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s stock options and warrants have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the calculated fair value, such value is subject to measurement uncertainty.

s)              Foreign currency

Foreign currency balances of the foreign subsidiary are translated using the temporal method for integrated operations on the following basis:

i)                 Monetary assets and liabilities – at the rate of exchange prevailing at the year end;

ii)              Non-monetary items – at the rate of exchange prevailing at the dates of the transactions;

iii)           Revenues and expenses – at the monthly average rate of exchange; and

iv)          Translation gains and losses are recorded in the consolidated statement of operations and deficit.

Foreign currency transactions entered into are recorded at exchange rates prevailing on the transaction date. Resulting monetary assets and liabilities are recorded at period-end exchange rates and non-monetary assets continue to be recorded at the original transaction rates.  Resulting foreign exchange gains or losses are recorded in the consolidated statements of operations and deficit.

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t)                Derivative contracts

The Company enters from time to time into commodity contracts, and forward sales agreements to manage the price volatility of the commodities produced at its operating mines and the foreign currency exposure for its Canadian operations.

All derivative financial instruments are accounted for on a mark-to-market basis through the statement of operations.

u)             Reclassification

Certain comparative figures have been reclassified to conform to the current year’s presentation.

3.              Business Combinations

On March 30, 2006, the Company acquired 60% controlling interest in San Juan Gold Mines S.A.A. The consideration was US$1,900,000 in cash, the issuance of 1,000,000 common shares of the Company, and assumption of liabilities of US$568,000. In addition, the Company directly purchased 11 more contiguous concessions totaling 3,200 hectares for US$64,100, which increased the total hectares purchased to 18,816. San Juan granted Century Mining Peru S.A.C. a 50-year mining and operating lease covering all the San Juan claims, which allows Century Peru to operate the San Juan Mine and account for all precious and base metals produced and carry out exploration on the concessions.  This lease is subject to a 10% net profit interest from metal production at the mine after repayment to Century Peru of capital, operating, exploration, and management expenses.

In a related transaction, the Company purchased debt owed by Minera Erika, the former majority shareholder of San Juan Gold Mines, to Banco Weise totalling US$14,571,755 from the bank for a cash payment of US$2,500,000.  This debt was collateralized by the concessions of the mine. In December 2006 US$10.0 million of this debt was forgiven by the Company in exchange for an additional 22.6% interest  in San Juan Gold Mines, and the concessions were released.  The remaining $4,571,755 in debt has not been recorded on the balance sheet because realization is uncertain, but remains a legally enforceable claim on Minera Erika.

The aggregate purchase price was determined as follows:

Cash	$4,942,000
Common shares	1,640,000
Liabilities assumed	638,000
$7,220,000

The value of the 1,000,000 common shares issued was determined based on the average market price of the Company’s common shares over the two-day period before and after the terms of the acquisition were announced.  The results of San Juan’s operations have been included in the consolidated financial statements since May 2006.  All of the assets and liabilities of San Juan Gold Mines S.A.A. are included in the financial statements of Century Mining, with the non-controlling interest disclosed separately.  The shares of San Juan Gold Mines are not registered with CONASEV, the Peruvian securities regulator, and are not traded on the Lima Exchange.  Because the number of shareholders of San Juan does not meet the threshold for registration, the Company has elected not to register the shares.

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Assets acquired and liabilities assumed

Tax receivable	$9,000
Gold inventory	336,000
Mineral property and concessions	7,824,000
Non-controlling interest	(1,621,000)
Liabilities assumed	(638,000)
$7,220,000

The amounts allocated to assets and liabilities acquired are based on the best information available at financial statement date, and include the use of estimates of valuations of future assets and liabilities which are subject to change. The tax basis of the mineral properties acquired exceeds their carrying value and results in a future tax asset of approximately $8,998,000. Management has determined that the benefit of this future tax asset is not likely to be realized and therefore a valuation allowance for the entire amount has been established (Note 17).

4.              Deferred Finance Fees

	2006	2005
Balance, beginning of year	$1,081,620	$538,500
Additions incurred during the year	—	1,452,900
Amortization	(1,081,620)	(909,780)
Balance, end of year	$—	$1,081,620

In 2005, the Company paid $350,000 pursuant to costs associated with the additional draw down of $2,850,000 of convertible debentures (Note 11). In conjunction with this issuance, 5,000,000 warrants were issued at an exercise price of $0.44 and expiry term of 2 years. The Company fair valued these warrants using the Black-Scholes model with assumptions of 82% volatility and 5% risk free rate. These deferred finance fees were amortized over the term of the debentures.

5.              Inventories

	2006	2005
In-process gold	$1,204,181	$1,658,821
Finished gold	603,729	405,778
Consumables	1,208,924	349,837
	$3,016,834	$2,414,436

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6.              Mining Properties, Other Properties, Plant and Equipment

	2006
	Cost	Accumulated Amortization	Net Book Value

Land and concessions	$12,419,352	$—	$12,419,352
Mineral properties (Schedule1)	2,245,665	—	2,245,665
	14,665,017		14,665,017

Buildings	2,865,347	197,642	2,667,705
Equipment	15,475,660	955,221	14,520,440
Mining and plant equipment	47,868,922	4,655,218	43,213,703
Capital spares	1,186,222	—	1,186,222
	67,396,151	5,808,081	61,588,070

Deferred stripping	12,647,050	42,942	12,604,108
	$94,708,218	$5,851,023	$88,857,195

	2005
	Cost	Accumulated Amortization	Net Book Value

Land and concessions	$860,000	$—	$860,000
Mineral properties (Schedule 1)	2,085,663	—	2,085,663
Buildings	2,868,860	89,136	2,779,724
Equipment	10,437,948	1,433,899	9,004,049
Mining and plant equipment	32,646,957	800,837	31,846,120
Capital spares	1,296,508	—	1,296,508
Deferred stripping	1,737,956	42,942	1,695,014
	$51,933,892	$2,366,814	$49,567,078

Included in mining and plant equipment is equipment under capital lease with original cost of $14,841,814 (2005 - $8,056,691) and net book value of $13,003,547 (2005 - $7,429,844).

In 2006, excluded from the amortization base is $6,963,457 (2005 - $2,085,663) which consists of various mineral properties of $2,245,665 in the development stage as per Schedule 1. In addition, development expenditures of $1,665,848 incurred on the mineral property at Lamaque (Québec, Canada) and $3,051,944 on San Juan Gold Mines (Peru) have been deferred. These properties are in the development stage and the development cost will be amortized on a unit-of-production basis when these properties begin commercial production.  During 2006, the Company expended $4,083,444 (2005 - $8,491,036) net of grants, option payments, and mineral tax credits, on the exploration and development of these mineral properties, of which $1,281,500 (2005 - $384,348) was expended in Québec and $3,051,944 (2005 - $nil) was expended in Peru.

In 2006, the Company capitalized $233,370 (2005 - $170,827) of salaries paid to members of the corporate management team. In 2005, preproduction costs, net of amortization, of $8,581,374 were capitalized up to May 25, 2005, the date of commencement of commercial operations at the Sigma Mine.

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Deferred Stripping

During 2006 as a result of increases in the price of gold, it became viable to process ore with a lower grade than in the original mine plan. The Company lowered the cutoff grade per ton of ore from 0.85 g/ton to 0.5 g/ton, thereby reducing the deferred stripping ratio from 4.25 to 2.5:1, accounting for the change as a change in accounting estimate (Note 2 (r)).

Mineral Properties – Alaska, USA

The Company has 100% interests in a number of properties in Alaska totaling 1,087 hectares represented by 139 staked claims in good standing until September 1, 2007.  Subsequent to September 1, 2007 payments of US$125 per claim will be due to the Bureau of Land Management.

All of these properties are subject to a 3% NSR (“Net Smelter Return”) royalty. These properties also require payment of advanced royalties of US$25,000 in 2007.

Mineral Properties – British Columbia, Canada

Effective June, 2004, the Company purchased the Carolin Mine property which consists of 160 claims totaling 6104 hectares in southwestern British Columbia. During 2005, $6,594 in addition acquisition cost was paid by the Company; during 2006, the Company completed the acquisition with a payment of $69,237.  The property is subject to a variable NSR.

Mineral Properties – Ontario, Canada

The Company has 100% interest in a number of properties in Ontario represented by 25 claims covering an area of 400 hectares which are in good standing. These properties require an annual lease rent of $5,000.

Mineral Properties – Québec, Canada

Effective September 16, 2004 the Company acquired eight properties consisting of 90 claims covering an area of 2,151 hectares coincident with the Sigma-Lamaque Limited Partnership asset acquisition (Note 6).  They are located in the Val-d’Or, Québec area.  The Company paid annual renewal fees totaling $7,165 and incurred exploration expenditures in 2006 and 2005 as required in the agreements.

Mineral Properties – Northwest Territories, Canada

In December 2005, the Company acquired 122 mining leases from RSM Richter Inc. in its capacity as trustee of the estate of Miramar Giant Mine Ltd. for $79,000.  The Company has an obligation to pay an annual rent of $17,174.

Mineral Properties – Peru

In February 2006, the Company acquired the Colina Dorada properties in Peru which consist of 7 properties (50 claims) covering an area of 6,600 hectares. These properties are held by one of the employees of the Company’s wholly owned subsidiary in Peru under a trust agreement for the benefit of the Company.

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7.              Operating Royalties Payable

As part of the Sigma-Lamaque asset acquisition, the Company assumed the liability upon production to pay a net smelter return royalty based on the price of gold and gold production.

During 2005, the Company recorded production royalty expenses of $648,165 of which $65,038 was paid in cash and $583,127 was recorded as a non-cash obligation. Of the total $648,165, the Company capitalized $111,939 during the preproduction period and $536,226 has been recorded as direct costs in the statement of operations as mining operations expense.

In 2006 and 2005 the Company has reclassified the operating royalties in the statement of operations to depreciation, amortization and accretion.

In April 2006, the Company bought back the SGF royalty on gold production from the Sigma-Lamaque Complex from SGF Mines Inc. by issuing 3.0 million common shares of Century at a price of $1.50 per share and paying $2.0 million in cash to SGF in full settlement of past royalties due and owing and all future obligations.

Royalty expense is recognized on a unit-of-production basis and based on estimated proven and probable reserves, and measured and indicated resources.

8.                 Capital Lease Obligations

During 2005, the Company entered into capital equipment leases expiring in 2007 and 2008 with interest rates between 5% and 8%. The capital lease obligations as at December 31, 2006 are as follows:

	2006	2005
Balance beginning of year	$5,933,020	$—
Fair value of initial capital leases	7,691,791	8,056,691
Less: dispositions	(1,043,850)	—
	12,580,961	—
Less: payments made during the year	(4,008,362)	(2,418,163)
Add: interest portion of payments	476,816	294,492
	$9,049,415	$5,933,020

Future minimum lease payments under capital leases by year and in aggregate are as follows:

2007	$4,100,506	$2,126,851
2008	1,940,649	2,258,131
2009	1,206,150	1,548,038
2010	1,802,110	—
2011	—	—
Total minimum lease payments	9,049,415	5,933,020
Less: current portion	(4,100,506)	(2,126,851)
	$4,948,909	$3,806,169

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9.                   Working Capital Gold Facility

In July 2005, the Company entered into an in-process gold purchase facility with a gold trading firm, under which this firm made available to the Company up to US$1.0 million, on an uncommitted revolving credit facility basis, secured by future sale by the Company of in-process gold from the Sigma Mine.  Interest accrues on amounts drawn down by the Company at LIBOR plus 3% per annum.

As at December 31, 2006 there were 1,392 (2005 - 2,152) ounces of gold committed under this facility.

10.       Long-Term Notes

As part of the Sigma-Lamaque asset acquisition, the Company assumed a debt of $18,544,000 due to Investissement Québec (IQ). Of this amount, $5,000,000 was repaid upon closing. The balance of $13,614,972 including principal of $13,544,000 and deferred interest of $70,972 at December 31, 2006 is repayable according to the following terms:

a)                   Interest: The debt bears interest at IQ Prime + 0.75%, calculated daily on the unpaid balance, and payable quarterly beginning December 31, 2004.  In 2005, the Company entered into a new agreement with Investissement Québec to defer interest payments for 2005 and principal outstanding without any penalty.  In 2006, the Company paid interest of $266,250 for the first quarter of 2006 via the issuance of 221,875 shares and $856,367 in cash for the remainder of the year.  IQ allowed the rescheduling of an additional $856,500 in principal payments originally due in 2006 to December 31, 2010.

b)                  Principal: is repayable quarterly according to the following schedule:

i)                 Payable March 31, 2007, and quarterly thereafter until December 31, 2010:         $423,250

ii)              Any remaining balance is due December 31, 2010

iii)           Should any balance be unpaid as at March 31, 2011, IQ has the right and option to convert the balance in whole or part to common stock at the average trading price of the prior 20 days, provided that the conversion does not create a change in control of the Company, or results in IQ owning more than 19.9% of voting shares of the Company.  The Company has determined that the conversion right has a nominal value.

c)                   In addition to the principal payments above, beginning in the fiscal year ended December 31, 2008, additional principal payments are required to the extent of 30% of free cash flow from the Sigma Mine site, after:

i)                 Principal and interest payable to other creditors that have financed this project;

ii)              Royalties and taxes;

iii)           Up to $1.5 million of actual head office costs;

iv)          Up to $1 million of exploration and exploitation expenditures incurred on assets acquired as part of this transaction, or which would supply ore to be treated in the plant acquired in this transaction.

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d)                  The principal amount of the debt is repayable without penalty at any time. In addition, if the balance is prepaid in full, the amount repayable will be discounted as follows if paid on or before the last day of:

		Discount on Balance:

i)	December, 2007	15%

ii)	December, 2008	10%

iii)	December, 2009	5%

e)                   The debt is secured with a first charge on the mining claims and mining concessions purchased as part of the Sigma-Lamaque asset acquisition.

f)                     This long-term debt is subordinate to the security of a financial institution providing a future hedging line of credit.

g)                  No dividends can be declared or paid to the Company’s shareholders as long as the senior long-term debt has an unpaid balance.

Minimum principal repayments under the terms of the agreement are:

Principal due
2007	$1,693,000
2008	1,693,000
2009	1,693,000
2010	1,693,000
2011	6,842,972
13,614,972
Less current portion	(1,693,000)
$1,921,972

11.  Convertible Debentures

Upon the acquisition of the Sigma-Lamaque Complex in 2004 the Company issued a private placement of $8,500,000 10% Convertible Debentures.  These Debentures were convertible into up to 16,666,667 common shares of the Company.  The Debentures bore interest at 10% per annum, payable quarterly in cash or shares at the Company’s option and were to mature on December 31, 2006.  The fair value of the conversion option of $1,607,000 associated with the Convertible Debentures was recorded as Equity component of Convertible Debentures under shareholders’ equity. The value of the equity component of these debentures was determined using the Black-Scholes model whereby the equity component was valued using management’s best estimate of the market rates at the date of issue.  The difference between the proceeds of the debentures issued and the fair value of the equity portion is assigned to the equity component.  The split between the liability and equity components was based on an estimated 50% volatility factor. The accretion on the debentures was charged to earnings ratably to maturity.

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In March, 2005, the Company drew down an additional $2,850,000 of Convertible Debentures.  Cash costs of $350,000 were incurred on this draw down.  The liability component of these Debentures was convertible into common shares of the Company at $0.44 per share. The Debentures bore interest at 10% per annum, payable quarterly in cash or shares at the Company’s option and were to mature on December 31, 2006.  The fair value of the conversion option of $414,000 associated with the Convertible Debentures was recorded as Equity portion of convertible debentures under shareholders’ equity. The value of the equity component of these Debentures was determined using the Black-Scholes model whereby the equity component was valued using management’s best estimate of the market rates at the date of issue.  The difference between the proceeds of the debentures issued and the fair value of the equity portion was assigned to the equity component.  The split between the liability and equity components was based on an estimated 30% volatility factor. The accretion on the debentures was charged to earnings ratably to maturity.

During the first quarter of 2006, the Company converted all the outstanding debentures into common shares.

Total proceeds of convertible debentures	$11,350,000
Fair value of equity and conversion option	(2,021,000)
Value attributed to the debt component	9,329,000
Cumulative accretion on the debentures to December 31, 2006 (2005 - $1,240,875)	1,385,675
10,714,675
Debt converted to equity	(10,714,675)
$—

In 2006, the Company issued 21,981,664 (2005 - 105,285) shares to convertible debenture holders in final settlement of interest of $94,304 (2005 - $1,046,005), annual fees of $nil (2005 - $688,200) and $10,714,675 (2005 - $710,000) of debt converted (Note 12 (b)).  Additionally, the Company paid approximately $18,998 (2005 - $285,974) of withholding taxes for a non-resident debenture holder.

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12.  Equity Instruments

a)     Authorized

Unlimited common shares without par value.

b)    Issued and outstanding

	2006		2005
	Number of		Number of
	Shares	Amount	Shares	Amount
Common Shares
Balance, beginning of year	56,385,179	$22,950,378	23,140,984	$12,392,966
Issued for cash via private placement	20,141,440	25,176,788	9,740,000	3,497,837
Value attributed to warrants attached	—	(5,146,900)	—	(1,509,225)
Issued flow-through shares for cash	—	—	5,107,000	1,912,450
Issued for conversion of convertible debenture principal, interest, and annual fee (Note 11), and interest on long-term debt (Note 19(c))	22,203,539	12,386,229	6,105,285	2,444,205
Issued for cash on exercise of warrants	10,532,390	6,537,994	3,187,929	1,119,495
Issued for cash on exercise of options	488,750	325,050	—	—
Issued to settle unsecured debt assumed	4,108,391	1,762,500	5,477,856	2,348,630
Issued for services and fee	—	—	640,997	245,350
Issued for property and equipment	3,000,000	4,500,000	2,985,128	1,217,136
Issued for acquisition of San Juan (Note 3)	1,000,000	1,640,000	—	—
Share issue costs
Cash and shares	—	(813,819)	—	(504,199)
Warrants	—	(239,900)	—	(214,267)
Tax effect of flow-through shares	—	(688,075)	—	—
Balance, end of year	117,859,689	$68,390,245	56,385,179	$22,950,378

Warrants
Balance, beginning of year	17,666,740	$3,534,867	8,623,617	$708,474
Issued in private placement	10,070,720	5,146,900	7,720,000	1,772,034
Issued on convertible debentures	—	—	5,000,000	1,102,900
Issued to agents and advisors	318,315	239,900	1,360,860	214,267
Exercised warrants	(10,532,390)	(1,857,217)	(3,187,929)	(262,808)
Expired warrants	(30,000)	—	(1,849,808)	—
Balance, end of year	17,493,385	$7,064,450	17,666,740	$3,534,867

Total equity instruments		$75,454,694		$26,485,245

In April 2006 the Company issued 20,141,440 common shares for proceeds of $25,176,788 in a non-brokered private placement of units. Each unit was priced at $1.25 and consisted of one share and one-half share purchase warrant exercisable at $2.00 per share for a period of 24 months. These warrants were valued at $5,146,900 using Black-Scholes model assumptions of 5% risk- free interest rate and expected volatility rate of 80%.

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In 2006 the Company issued 318,315 (2005 - 1,360,860) warrants with respect to agency and/or advisory fees for private placements completed.  These warrants were valued at $239,900 (2005-$214,267) using the Black-Scholes model assumptions of 5% risk-free interest rate and expected volatility rate of 80%.  The related cost is included in share issue costs.

c)     Options

The Company has established a stock option plan under which the Company may grant options to purchase common shares.  Under the plan the Company may grant options to acquire common shares to a maximum of ten per cent of the common shares outstanding on a non-diluted basis.  The exercise price shall not be less than the closing price of the shares on the trading day immediately preceding the day on which the option is granted and for a maximum period of five years from the date that the option is granted. One third of options granted to employees are vested after six months from issue; another one third are vested after eighteen months; and all are fully vested after thirty months according to the option plan established by the Board of Directors and approved by the Company’s shareholders.

Compensation expense of $634,285 (2005 - $622,100) has been recorded in the statement of operations.  The total fair value of the options granted in 2006 was $1,146,600 (2005 - $597,000) using the following assumptions: dividend yield Nil (2005 – Nil), average expected volatility rate of 80% (2005 – 40% to 140%); risk-free interest rate 5% (2005 - 5%); and weighted average life of 4 years (2005 – 5 years).

The Company has the following stock options outstanding, all of which have had stock compensation expense recognized in respect thereof:

	2006		2005
	Number of Shares	Contributed Surplus	Number of Shares	Contributed Surplus
Options
Balance, beginning of year	4,796,358	$1,199,546	1,925,000	$577,446
Granted	2,550,000	634,285	3,135,000	499,000
Exercised	(488,750)	(113,570)	—
Expired or cancelled	(1,778,108)	—	(1,160,000)
Balance, end of year	5,079,500	$1,720,261	3,900,000	$1,076,446
Value attributed to amendment of terms of convertible debentures	—	—	896,358	123,100
	5,079,500	$1,720,261	4,796,358	$1,199,546

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The following table summarizes information about the stock options outstanding at December 31, 2006:

Options Outstanding	Option Price	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of Options Currently Exercisable	Weighted Average Exercise Price of Options Currently Exercisable
200,000	$2.00	$2.00	2.83 years	50,000	$2.00
200,000	$1.75	$1.75	2.83 years	50,000	$1.75
280,000	$1.25	$1.25	3.33 years	50,000	$1.25
120,000	$1.12	$1.12	4.50 years	40,000	$1.12
150,000	$1.07	$1.07	4.75 years	—	—
60,000	$1.05	$1.05	4.42 years	20,000	$1.05
85,000	$1.00	$1.00	4.37 years	20,000	$1.00
165,000	$0.90	$0.90	3.00 years	37,500	$0.90
250,000	$0.80	$0.80	4.83 years	—	—
320,000	$0.73	$0.73	4.95 years	306,667	$0.73
450,000	$0.60	$0.60	1.83 years	450,000	$0.60
350,000	$0.50	$0.50	2.33 years	350,000	$0.50
15,000	$0.48	$0.48	4.08 years	5,000	$0.48
575,000	$0.45	$0.45	2.77 years	575,000	$0.45
1,429,500	$0.40	$0.40	3.59 years	1,006,500	$0.40
25,000	$0.38	$0.38	3.67 years	8,333	$0.38
405,000	$0.35	$0.35	3.92 years	135,000	$0.35
5,079,500	$0.35 - $2.00	$0.70	3.41 years	3,104,000	$0.63

d)    Warrants outstanding

The fair value of warrants issued in 2006 was determined at the grant date using the Black-Scholes model assuming a dividend yield of Nil (2005 – Nil), risk-free interest rate of 5% (2005 – 5%) and expected volatility rate of 80% (2005 – 60% to 140%).

For the year ended December 31, 2006, $5,146,900 (2005 - $1,509,225) of the monies raised and commissions for agents has been allocated to these share purchase warrants with the corresponding amount charged to share capital.

As at December 31, 2006 the Company has the following share purchase warrants outstanding:

Issued	Expiry	Number	Price	Weighted Average Price	Weighted Average Contractual Life
February 2005	February 2007	171,000	$0.40	$0.40	0.17 years
March 2005	March 2007	5,000,000	$0.44	$0.44	0.25 years
August 2005	August 2007	1,057,130	$0.45	$0.45	0.67 years
September 2005	September 2007	876,220	$0.45	$0.45	0.75 years
April 2006	April 2008	10,389,035	$1.98	$1.98	1.33 years
Exercised	Feb to Oct 2006	(10,532,390)	$0.40 - $0.55	$0.45
Expired	May 2006	(30,000)	$0.50	$0.50

Total issued and outstanding, end of year		17,493,385	$1.35		0.94 years

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e)     Obligation to be settled via the issue of shares

Pursuant to the agreement for acquisition of assets from the Sigma-Lamaque Limited Partnership the Company agreed to pay a total of $6,000,000 to certain unsecured creditors of the Sigma-Lamaque Limited Partnership. The Company paid $125,000 in cash to these creditors on closing of the acquisition.  The remaining balance of $5,875,000 could be paid via the issuance of common shares or cash at the option of the Company. The Company agreed to issue up to 13,694,638 common shares in tranches as follows: 15% on the closing date of the agreement, 10% 4 months thereafter, 15% 8, 12, 16, 20 and 24 months thereafter to settle this debt.  In 2006, the Company issued 4,108,391 (2005 - 5,477,856) common shares in the amount of $1,762,500 (2005 - $2,348,630) in accordance with the agreement resulting in a remaining obligation of $nil (2005 - $2,645,120).  At December 31, 2006, the Company had reserved no additional shares (2005 - 6,162,586) to be issued for the settlement of this liability.

The Company has recorded $nil (2005 - $583,127) payable as a non-cash obligation to be settled in shares for operating royalties on gold production at the Sigma Mine.

13.  Asset Retirement Obligations

The Company is obliged to post reclamation bonds to provide for environmental remediation of its mine sites at the end of their useful life. According to the remediation agreement between the prior Sigma-Lamaque mining asset owners and the government of Québec, the undiscounted amount for asset retirement obligation costs was estimated to be $3,788,340 (2005 – $3,690,171). Under this plan, Sigma-Lamaque was obliged to post bonds accumulating to 70% of the estimated future remediation costs according to the following schedule:

	Annual Amount	Cumulative Bond to be Posted
Due 2007	$359,000	$645,000
Due 2008	501,000	1,146,000
Due 2009	647,000	1,793,000
Due 2010	1,009,800	2,802,800

The Company has accrued an estimated liability based on the above figures, discounted to December 31, 2006 using a 10% (2005 - 10%) discount factor, in the amount of $2,351,040. These payments are expected to be made over the next 10 years. The Company has recorded an accretion of $88,950 (2005 - $27,684) during 2006. The liability is subject to revision based on future mine resource realization, and other factors which affect the costs incurred at future dates.

The Company has accrued an estimated liability of $250,000 for San Juan at December 31, 2006 pending completion of environmental studies and the development of a reclamation plan acceptable to the government of Peru.

The Company has reclamation bonds in the amount of $493,000 (unchanged from 2005) of which $293,000 is being held for the Sigma-Lamaque Complex. The balance of $200,000 is held in restricted cash for the benefit of the Carolin Mine.

In view of the uncertainties concerning environmental remediation, the ultimate cost of asset retirement obligations could differ materially from the estimated amounts provided.  The estimate of the total liability for asset retirement obligation costs is subject to change based on amendments to laws and regulations and as new information concerning the Company’s operations becomes available.  Future changes, if any, to the estimated total liability as a result of amended requirements, laws, regulations, and operating

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assumptions may be significant and would be recognized prospectively as a change in accounting estimate, when applicable.  Environmental laws and regulations are continually evolving in all regions in which the Company operates.  The Company is not able to determine the impact, if any of environmental laws and regulations that may be enacted in the future on its results of operations or financial position due to the uncertainty surrounding the ultimate form that such future laws and regulations may take.

14.    Commodity Contracts and Financial Instruments

The Company enters from time to time into limited gold forward or option agreements to manage the price volatility of the commodities produced at the Sigma Mine. Foreign exchange transactions are limited to matching amounts approximately equal to the weekly metal sales.

At December 31, 2006, the Company had 7,665 (2005 - 14,250) ounces of gold to be delivered under forward contract at US$617 (2005 — US$456) per ounce. The Company has recorded unrealized loss on derivative contracts of $316,075 (2005 – $1,293,463).

15.  Related Party Transactions

Except as noted elsewhere in these consolidated financial statements, the Company was involved in the following related party transactions:

a)              In 2006, the Company paid US$35,683 (2005 - US$25,687) in office rent to a company controlled by a director and officer and by a Family Trust of a director and officer. The Company leases space from this company at US$3,624 per month. There was no outstanding amount due at the end of 2006.

b)             Included in corporate administrative expenses are legal fees of $310,268 (2005 - $190,525) paid to a firm which the Company’s Corporate Secretary, who is a director of the Company, is a partner. At December 31, 2006 included in accounts payable was $218,379 (2005 - $107,742) due to the legal firm.

c)              Included in accounts receivable is a balance of $111,576 (2005 – ($44,080)) due from a company with common officers and directors of the Company. The Company also recorded revenues of $572,500 (2005 - $336,705) for geological services to this same company. The Company also received $nil (2005 – $12,533) for rental of equipment and $27,000 (2005 - $60,744) as reimbursement for other office facilities.

d)             In 2006, prior to employment, a member of management of Century Peru was paid a finder’s fee of US$95,000 in connection with the acquisition of San Juan Gold Mines.

Except as disclosed, all related party transactions in the normal course of business have been measured at the agreed upon exchange amounts, which is the amount of consideration established and agreed to by the related parties.  Exchange amounts approximate fair values.

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16.  Commitments and Contingencies

a)              As detailed in Note 6, the Company has entered into various exploration properties option agreements under which it is committed, if it exercises all options, to the following expenditures:

	Advance Royalty	Work Commitment	Claim Maintenance	Total
	(US$)	(US$)	(US$)	(US$)
2007	$30,000	$185,502	$113,008	$328,511
2008	55,000	185,502	113,008	353,511
2009	55,000	185,502	113,008	353,511
2010	135,000	310,502	113,008	558,511
2011	135,000	310.502	113,008	558,511
	$410,000	$1,177,512	$565,040	$2,152,553

The Company has no material commitments pursuant to its current property lease agreements.

b)                  The Company has commitments under capital lease contracts as detailed in Note 8.

c)                   The Company is the defendant in a lawsuit brought by Xystus Ltd. on November 8, 2004 in connection with the acquisition of the Sigma-Lamaque property. Xystus claims success fees and other compensation in the amount of $299,978, consisting of $161,413 in cash and $138,565 in shares of the Company. The case was set for trial on February 26, 2007. The trial was struck from the trial list when Xystus Ltd. failed to file its trial certificate.

d)                  In February 2005, the Company entered into an agreement with a company, which is related via a common director and a Family Trust of a director, to lease office space for US$3,985 per month including operating costs which expires in four years.

e)                   The Company has entered into employment contracts, automatically renewable annually, with three individuals who are also shareholders and officers of the Company. If these Agreements are terminated by the Company without cause, or if there is a change in control of the Company which is greater than 30%, the officers will receive severance pay from the Company.

f)                     The Company has agreed to indemnify certain individuals who have acted at the Company’s request to be an officer or director of the Company to the extent permitted by law, against any and all damages, liabilities, costs, charges or expenses suffered by or incurred by the individual as a result of their service.  The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to beneficiary of such indemnification agreement. The Company has purchased various directors and officers insurance policies to reduce the risks associated with such indemnification.

g)                  Additionally, in the ordinary course of business, other indemnifications may have also been provided pursuant to provisions of purchase and sale contracts, service agreements, joint venture agreements, operating agreements and leasing agreements.  In these agreements, the Company has indemnified counterparties if certain events occur.  These indemnification provisions vary on an agreement-by-agreement basis. In some cases, there are no pre-determined amounts or limits included in the indemnification provisions and the occurrence of contingent events that will trigger payment under them is difficult to predict. Therefore, the maximum potential future amount that the Company could be required to pay cannot be estimated.

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h)                  The finalization of the purchase price for the shares of San Juan Gold Mines has not occurred. Management believes that by issuing common shares and providing cash, the Company substantially fulfilled its obligations with respect to the arrangement.

i)                      The Company is in litigation with Tega Industries Canada for supplying defective mill liners, which caused unscheduled shutdowns and damage to existing liners in the Sigma SAG mill.  The Company has filed a damage claim for lost production and other damages in Montreal Superior Court for approximately $2.7 million.  Tega has filed a separate action on account for the total sum of approximately $0.5 million claiming for the liners already shipped and those awaiting shipment.

j)                      In October 2006, the Company entered into an agreement with a group of private shareholders to acquire a 38% interest in the publicly-listed Peruvian mining company, Compañia Minera Poderosa S.A. (CMPSA).  In November 2006 the selling group sold its shares to a third party through the facilities of the Lima Stock Exchange.  In the Company’s opinion, the Company and the selling group had a binding agreement.  The Company has taken the position that the selling group is in violation of this binding agreement and has filed civil and potential criminal actions as allowed by Peruvian law against the members of the selling group.

k)                   In April 2005, blasts at the Sigma Mine experienced deposited “fly rock” into the community of Bourlamaque, allegedly damaging several structures.  In addition, the Company was cited by the C.S.S.T. for safety violations as a result of the blasts.  The cases, including the Company’s contest of the C.S.S.T. citations, are scheduled for hearing in 2007.  The Company believes the lawsuits and citations are without merit.

17.  Income Taxes

The effective tax rate of income tax varies from the statutory rate as follows:

	2006	2005
Combined tax rates	36%	36%

Expected income tax provision (recovery) at statutory rate	$455,940	$(3,569,203)
Permanent differences	1,577,061	234,753
Rate reduction	—	32,023
Change in valuation allowance	(1,344,926)	2,614,352
	$688,075	$(688,075)

At December 31, subject to confirmation by income tax authorities, the Company has non-capital losses carried forward of $5,000,000 expiring at various times until 2015.

The components of the Company’s future income tax asset are a result of the origination and reversal of temporary differences and are comprised of the following:

26

	2006	2005
Nature of temporary differences
Property and equipment	$(514,090)	$(134,358)
Unused tax losses carry forward	1,553,690	3,222,024
Mineral properties and concessions	8,998,000
Share issue costs	492,413	477,348
Future income tax (liability) asset	10,521,013	3,565,014
Valuation allowance	(10,521,013)	(2,876,939)
Future income tax asset	$—	$688,075

18.  Financial Instruments

As disclosed in Note 2(h), the Company holds various forms of financial instruments. The nature of these instruments and the Company’s operations expose the Company to foreign exchange risk, concentration of credit risk and commodity price risk. The Company manages its exposure to these risks by operating in a manner that minimizes its exposure to the extent practical.

a)              Foreign exchange risk

The Company incurs operating and exploration expenses in the United States (“US”) and Peru. Accordingly they are subject to fluctuations in exchange rates. The Company does not have any exposure to highly inflationary foreign currencies.

b)             Concentration of credit risk

A significant portion of the Company’s cash and cash equivalents are held with the same financial institution and, as such, the Company is exposed to all the risks associated with that entity.

c)              Commodity price risk

The Company’s profitability is highly dependent on the world price of gold.

19.  Non-Cash Transactions

Supplemental disclosures of cash flow information:

	2006	2005
Cash paid for interest	$1,500,112	$300,726
Cash paid for income taxes	Nil	Nil

27

Supplemental disclosures of non-cash investing and financing activities:

a)              During 2006, the Company issued 149,211 (2005 – 4,224,704) shares as interest payments and fees on convertible debentures valued at $94,304 (2005 - $1,734,205). The Company also issued 21,832,453 shares (2005 – 1,880,581) on conversion of $10,640,000 (2005 – $710,000) of convertible debentures.

b)             During 2006 the Company issued 4,108,391 (2005 – 5,477,856) shares in lieu of cash payment to unsecured creditors in the amount of $1,762,500 (2005 - $2,348,630).

c)              During 2006 the Company issued 221,875 (2005-Nil) shares valued at $266,250 in lieu of payment of first quarter interest on long-term debt to Investissement Québec.

d)             During 2006 the Company issued 3,000,000 (2005-Nil) shares to SGF Mines Inc. valued at $4,500,000 to buy back the royalty on gold production from the Sigma-Lamaque Complex.

e)              During 2006 the Company issued 1,000,000 (2005-Nil) shares as part of the cost of acquisition of San Juan Gold Mines S.A.A., valued at $1,640,000.

f)                During 2006 the Company, as part of a $25.177 million private placement, issued performance bonuses paid by way of 223,440 (2005-Nil) units, consisting of one common share and one half common share purchase warrant, valued at $279,300 for remuneration to certain employees.

20.  Segmented Information

The Company’s activities include the acquisition and development of mineral properties.

Geographic Segments

The Company has three geographic segments: Canada, United States and Peru. The segment in Canada is responsible for corporate financing and other business development activities for the consolidated group, as well as acquisition and development of mining properties, notably the Sigma-Lamaque property and other exploration properties in Val-d’Or, Québec, British Columbia and Peru. The segment in the United States is responsible for management of the Company.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

28

December 31, 2006	Canada	USA	Peru	Total
Segment income (loss)	$2,064,772	$(1,421,027)	$(65,320)	$578,425
Segment revenues	$45,135,717	—	—	$45,135,717
Segment mineral properties, property, plant and equipment	$75,950,928	$1,130,122	$11,766,145	$88,857,195
Segment assets	$84,134,698	$1,183,760	$13,464,582	$98,783,040

December 31, 2005	Canada	USA	Peru	Total
Segment loss	$8,012,664	$1,213,714	—	$9,226,378
Segment revenues	$24,567,529	—	—	$24,567,529
Segment mineral properties, property, plant and equipment	$48,554,554	$1,012,524	—	$49,567,078
Segment assets	$55,946,809	$1,159,404	—	$57,106,213

21.    Subsequent Events

a)              Subsequent to year-end, 5,187,330 warrants have been exercised for total proceeds of $2,275,749 to the Company.

b)             In January 2007, the Company entered into an agreement with a gold trading firm, increasing its revolving credit facility by US$250,000 to US$1,250,000 (See Note 9).

c)              Subsequent to year-end the Company has granted 270,000 stock options to employees at exercise prices between $0.56 and $0.73 per share and expiry dates from January 12 to February 26, 2012.

d)             Subsequent to year-end, 124,000 stock options were exercised for proceeds of $49,600 to the Company.

e)              The Company has signed a Letter of Intent to Option whereby the optionee can acquire up to 90% of the Carolin Mine and associated Ladner Creek properties from the Company, subject to approval by the TSX NEX Exchange and the TSX Venture Exchange, in exchange for a maximum payment of $4.9 million cash, $3.5 million in property development expenditures, 2 million common shares of the optionee, certain other items of specific performance related to maintaining the property in good standing, and a Net Smelter Return Royalty of 3% payable to the Company.

29

	Claims	GrossHectares	Dec 31 2005	Expenditures	Abandoned or Impaired	Dec 31 2006
Alaska, US
Acquisition	139	1,087	$745,950	$—	$—	$745,950
Exploration and other			122,345	34,694	—	157,039

British Columbia, CA
Acquisition	160	6,104	428,368	69,237	—	497,605
Exploration and Other			—	—		—

Ontario, CA
Acquisition	25	400	55,000	5,000	—	60,000
Exploration and other			—	—	—	—

Quebec, CA
Acquisition	90	2,151	655,000	7,165	—	662,165
Exploration and other			—	—	—	—

Northwest Territories, CA
Acquisition	122	3,580	79,000	20,302	—	99,302
Exploration and other			—	—	—	—

Colina Dorada, Peru
Acquisition	50	6,600	—	23,604	—	23,604
Exploration and Others			—	—	—	—
	586	19,922	$2,085,663	$160,003	$—	$2,245,665

30

CENTURY MINING CORPORATION
Consolidated Results
To December 31, 2006

March 29, 2007

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

The following management’s discussion and analysis (MD&A) should be read in conjunction with the consolidated financial statements and related notes for the year ended December 31, 2006, which are prepared in accordance with Canadian generally accepted accounting principles.  The Company’s reporting currency is Canadian dollars.  This discussion is based on information available to March 26, 2007.

Forward-Looking Statements

This Management’s Discussion and Analysis includes “forward-looking statements”, within the meaning of applicable securities legislation, which are based on the opinions and estimates of Management and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “budget”, “plan”, “continue”, “estimate”, “expect”, “forecast”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar words suggesting outcomes or statements regarding an outlook.  Such risks and uncertainties include, but are not limited to, risks associated with the mining industry (including operational risks in exploration, development and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections in relation to production, costs and expenses; the uncertainty surrounding the ability of Century to obtain all permits, consents or authorizations required for its operations and activities; and health, safety and environmental risks), the risk of commodity price and foreign exchange rate fluctuations, the ability of Century to fund the capital and operating expenses necessary to achieve the business objectives of Century, the uncertainty associated with commercial negotiations and negotiating with foreign governments and risks associated with international business activities, as well as those risks described in public disclosure documents filed by Century.  Due to the risks, uncertainties and assumptions inherent in forward-looking statements, prospective investors in securities of Century should not place undue reliance on these forward-looking statements.  Statements in relation to “reserves” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described can be profitably produced in the future.

Readers are cautioned that the foregoing lists of risks, uncertainties and other factors are not exhaustive.  The forward-looking statements contained in this report are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements contained in this report or in any other documents filed with Canadian securities regulatory authorities, whether as a result of new

1

information, future events or otherwise, except in accordance with applicable securities laws.  The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

Introduction

Century Mining Corporation is a Canadian-based gold producer with mining operations in Val d’Or, Québec and San Juan, Peru.  The Company is also engaged in the exploration, development and acquisition of mineral properties and mining assets with a focus on gold and precious metals.

Century’s shares trade on the TSX Venture Exchange as a Tier 2 issuer under the symbol CMM.

Objectives

Century is currently a junior gold producer, with the objective to become a mid-tier gold producer with annual production of over 300,000 ounces of gold.  In the longer term the Company’s objective is to become a senior producer with annual production of approximately one million ounces of gold.

Strategy

The Company will achieve its objectives by aggressively acquiring other gold mining assets that will add to current gold production and be accretive to the Company’s shareholders.  Emphasis will be placed on acquiring low cost gold production that will reduce aggregate cash costs from current levels.  Depending on funds available, the Company will carry out exploration programs on properties that are located in the vicinity of its mines to provide organic growth.

Review of Prior Years’ Goals

In September of 2003 an experienced team of mining and financial professionals took over the management of Saxony Explorations Ltd. and set a number of strategic targets that would lead to the Company becoming a junior gold producer as follows:

1)             Reorganize Saxony Explorations Ltd.

In September of 2003, the new management team reorganized Saxony as follows:

•                  Completed a non-brokered private placement of Units for $810,000.

•                  Consolidated the share capital on a one new for three old common share basis.

•                  Changed the name of the Company to Century Mining Corporation.

2)             Acquire exploration properties.

In 2004, the Company acquired ten exploration properties on the Juneau Gold Belt in Alaska.  One property was subsequently returned to the vendor.  The Company has not carried out any exploration on these properties.

In 2004, the Company acquired six exploration properties in Québec located near the Sigma Lamaque Complex.

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In December 2005, the Company acquired 122 mining leases in the Northwest Territories.  The Company has not carried out any exploration on these properties.

3)             Acquire gold producing assets and former gold producing companies.

In September of 2004, the Company acquired the Sigma–Lamaque Complex from the Trustee of the Sigma-Lamaque Limited Partnership for approximately $26.7 million.  The Company commenced commercial gold production at the Sigma Mine on May 25, 2005 after completing the mining and processing of a 250,000-tonne bulk sample.

In September of 2004, the Company acquired an option to purchase a 70% interest in the dormant Carolin gold mine in British Columbia from Tamerlane Ventures, Inc.  In April 2006, Tamerlane, in conjunction with Century, purchased a 100% interest in the Carolin property from Athabaska Gold Resources Ltd.  The purchase was funded by Century and the agreement with Tamerlane was amended to form an immediate 70% Century / 30% Tamerlane joint venture with Century as the operator.  The Company maintains the right to purchase the remaining 30% interest in the property from Tamerlane.  See subsequent events for additional information.

4)             Expand into Peru to acquire gold producing assets

In March of 2006, the Company incorporated Century Mining Peru S.A.C. (“Century Peru”) based in Lima and in May acquired 60% controlling interest in San Juan Gold Mines S.A.A. (“San Juan”) for US$4.9 million, including the purchase of US$14.6 million of bank debt for US$2.5 million, and the issuance of 1,000,000 common shares of the Company.  In June 2006, San Juan granted Century Peru a 50-year mining and operating lease covering all of the San Juan claims, which allows Century Peru to operate the San Juan gold mine and carry out exploration work on the concessions.  In December 2006, the Company increased its interest in San Juan to 82.6% pursuant to the conversion of US$10.0 million of debt held by Century Mining Finance Corp., a wholly owned subsidiary of Century Mining Corporation, to equity.  All gold produced from the San Juan concessions will be 100% attributable to the Company, subject to payment of a 10% net profit interest to the shareholders of San Juan, of which the Company owns 82.6%, after repayment to Century Peru of capital, operating, exploration and management expenses.

New Strategic Targets and Goals

The Company was founded on the principles of acquiring interests in mining, development and exploration properties to become a low cost gold producer.  Since its inception in 2003, the Company has successfully achieved its near term goals.

The Company will continue to employ its successful strategy of identifying, acquiring and developing properties with previously discovered, yet undervalued mineral assets into operating mines, as well as acquiring operating mines that can be turned around to increase profitability using the skills and experience of its management team.

3

Results of Operations

Pursuant to completing a bulk sample program, the Sigma Mine commenced commercial gold production on May 25, 2005.  Results of operations in 2005 reflect the period of commercial production.

In May of 2006 the Company acquired 60% controlling interest in the private Peruvian company, San Juan Gold Mines S.A.A.  This interest was increased to 82.6% in December of 2006.  Since May the mine has only been capable of operating at approximately 10% of its nominal rated capacity because of a serious lack of capital and maintenance expenditures during the last several years under previous ownership.  As a result, in 2006 the Company capitalized all expenses at the Lima office and at the mine, including exploration, net of revenues from limited gold production of 3,422 ounces.  The Company will continue to capitalize net expenses until such time as the mine has been mechanized and the mill rehabilitated to establish commercial production, which is expected to occur in 2008.

In the year ended December 31, 2006 the Company reported an operating profit from mining operations of $13,703,412 (2005 — $1,777,747) from revenues of $45,135,717 (2005 - $24,183,331) at the Sigma Mine.  Expenses incurred in the mining operations at Sigma were $31,432,305 (2005 - $22,405,584).  Prior to May 25, 2005 operating costs were capitalized and netted against revenues from gold produced during the bulk sample program.

For the year ended December 31, 2006 the Company reported net income of $1,266,500 or $0.01 per share, compared to a net loss of $9,226,378, or $0.22 per share in the prior year.  Net income in 2006 reflected a full year of commercial operations at Sigma when the Company benefited from higher gold production and a higher operating margin per ounce of gold sold due to a higher realized gold price.  Furthermore, in 2006 the fees and expenses associated with financing the acquisition of the Sigma-Lamaque Complex were $2,426,019 lower than in 2005, which more than offset an increase of $2,045,933 in corporate administration expenses from 2005 to 2006.

The following table shows a comparison of expenses for the years ended December 31, 2006 and 2005.

Expenses	2006	2005
	$	$
Mining operations	31,432,305	22,405,584
Operating royalties (Note 8)	—	—
Depreciation, amortization and accretion	3,652,814	2,863,718
Amortization on deferred finance fees	1,081,620	909,780
Accretion on convertible debentures	144,800	1,040,000
Corporate administration	3,955,957	1,910,024
Interest on long-term notes	1,122,616	918,398
Interest and fees on convertible debentures	113,302	2,020,179
Stock-based compensation	634,285	622,100
Total expenses	42,137,699	32,689,783

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In 2006, expenses of $31,432,305 (2005 - $22,405,584) at the Sigma Mine accounted for 75% (2005 – 69%) of total expenses of $42,137,699 (2005 - $32,689,783) before other items.

In 2005, the Company recorded production royalty expenses of $648,165 (Note 7) of which $65,038 was paid in cash and $583,127 was recorded as a non-cash obligation.  Out of the total of $648,165, the Company capitalized $111,939 during the bulk sample pre-production period, and recorded $536,226 (2006 - $Nil) as a direct royalty expense.  In April of 2006, the Company bought back the royalty on gold production from the Sigma-Lamaque Complex from SGF Mines Inc. pursuant to which there was no further past or future royalty payment obligation.

Depreciation, amortization and accretion expenses were $3,652,814 in 2006 (2005 - $2,863,718), the majority of which related to accumulated amortization on equipment, mining and plant equipment.

In 2006, amortization on deferred finance fees was $1,081,620 (2005 - $909,780).  The balance of outstanding convertible debentures was converted into common shares of the Company in the first quarter of 2006.

In 2004, the Company issued $8.50 million of 10% convertible debentures to finance, in part, the acquisition of the Sigma-Lamaque Complex, and in 2005 issued a further $2.85 million of 10% convertible debentures to provide working capital for the Sigma Mine.  The maturity date was December 31, 2006 on both issuances.  In March of 2006, the Company forced conversion of the outstanding balance of the convertible debentures after several partial conversions by the debenture holders.  The fair value of the conversion option associated with the convertible debentures was recorded as equity portion in shareholders’ equity on the balance sheet, which was $Nil in 2006 (2005 - $2,021,000) while the accretion on the debentures was charged to earnings ratably to maturity, which was $144,800 (2005 - $1,040,000) following conversion.

In 2006, corporate administration expenses were $3,955,957 (2005 - $1,910,024).  These expenses include salaries and benefits, as well as travel and accommodation expenses.  The 107% increase of $2,045,933 mainly reflects a higher level of business activity and expansion of the Company into Peru.

In 2006, interest on long-term notes held by Investissement Québec was $1,122,616.  In 2005, interest of $918,398 on these notes was deferred.

In 2006, the Company raised gross proceeds of $25,176,788 in a private placement equity issue for acquisitions, equipment purchases and working capital.  In 2005, equity and debt financings provided working capital, which resulted in significant financing charges and interest expenses on the debt portion.

In 2006, interest and fees paid on convertible debentures was $113,302.  In 2005, the Company elected to pay interest and fees on convertible debentures in shares rather than cash (Note 11), which amounted to $1,734,205 and the withholding tax was paid in part in cash with the balance accrued.  The total amount expensed in 2005 was

5

$2,020,179.  As previously mentioned, in March of 2006 the Company forced conversion of the outstanding balance of the convertible debentures.

In 2006, stock-based compensation expenses were $634,285 (2005 - $622,100).

Other items in 2006 included losses on derivative contracts of $1,724,475 (2005 - $Nil).  At the end of 2006 there was an unrealized book loss on derivative contracts of $316,075 (2005 - $1,293,463).  Interest and other in 2006 was $284,623 (2005 - $21,647).  In 2006 there was a foreign exchange gain of $24,409 (2005 — loss of $136,185)

In 2006, the Company renounced income tax benefits to shareholders, an adjustment to equity of $688,075, compared to a tax benefit recognized in 2005 of $688,075.

The following table presents a comparative expenditure analysis for the Sigma Mine for each quarter of 2006.  Mining expenses and deferred stripping costs (Note 2(r)) in quarters 1, 2 and 3 are as previously reported in interim MD&As.

Expenses	Q1 ($)	Q2 ($)	Q3 ($)	Q4 ($)	Total ($)
Mining expenses	9,112,805	8,966,946	7,374,351	5,978,203	31,432,305
Deferred stripping *	265,082	1,044,599	2,936,659	6,662,754	10,909,094
Deferred development	150,576	54,245	121,771	—	326,592
Mine improvement	494,167	838,188	1,324,771	209,666	2,866,792
Exploration – Lamaque	159,879	346,726	276,893	498,002	1,281,500
Increase (decrease) in prepaid expenses and inventories	(89,686)	1,572,985	1,205,836	165,844	2,854,979
Total	10,092,823	12,823,689	13,240,281	13,514,469	49,671,262

* In periods when the strip ratio exceeds the life-of-mine pit average, the costs of the excess stripping are capitalized and excluded from the operating costs.  In periods when the strip ratio is less than the pit average, capitalized waste costs are added back to mine operating costs.

During 2006 as a result of increases in the price of gold, it became viable to process ore with a lower grade than in the original mine plan. The Company lowered the cutoff grade per ton of ore from 0.85 g/ton to 0.5 g/ton, thereby reducing the deferred stripping ratio from 4.25 to 2.5:1, accounting for the change as a change in accounting estimate (Note 2 (r)).  In the table below, mining expenses and deferred stripping costs in each of the first three quarters of 2006 have been restated to reflect the revised mine plan and life-of-mine strip ratio as a result of higher gold prices.

Expenses	Q1 ($)	Q2 ($)	Q3 ($)	Q4 ($)	Total ($)
As reported in Q1, 2, 3,
Mining expenses	9,112,805	8,966,946	7,374,351	5,978,203	31,432,305
Deferred stripping *	265,082	1,044,599	2,936,659	6,662,754	10,909,094

Restated Q 1, 2, 3
Mining expenses	7,998,724	7,938,634	6,785,537	8,709,410	31,432,305
Deferred stripping	1,379,163	2,072,911	3,525,473	3,931,547	10,909,094

6

Summary of Annual Results

The following table summarizes the Company’s financial condition and operating results for each of the last three fiscal years:

Period	Total assets ($)	Long-term liabilities ($)	Revenue ($)	Net income (loss) ($)	Net income (loss) per share ($)
2006	98,783,040	25,235,659	45,135,717	1,266,500	0.01
2005	57,106,214	18,836,731	24,183,331	(9,226,378)	(0.22)
2004	34,823,719	22,837,875	83,221	(1,963,393)	(0.15)

At the end of 2006, total assets increased to $98,783,040 from $57,106,214 at the end of 2005.  The increase of $41,676,826 in total assets mainly reflects the increase in book value of mining properties, other properties, plant, and equipment of $39,290,117.

Summary of Quarterly Results

The following table summarizes the Company’s operating results for each of the eight most recently completed quarters:

Period	Revenue ($)	Net income (loss) ($)	Net income (loss) per share ($)
Q4-06	11,059,159	2,554,626	0.02
Q3-06	11,045,950	1,107,845	0.01
Q2-06	11,878,882	(1,198,135)	(0.01)
Q1-06	11,151,726	(1,197,836)	(0.01)
Total	45,135,717	1,266,500	0.01

Q4-05	9,199,738	(4,438,074)	(0.10)
Q3-05	10,109,551	(2,630,370)	(0.06)
Q2-05	4,781,261	(1,187,843)	(0.03)
Q1-05	92,781	(970,091)	(0.03)
Total	24,183,331	(9,226,378)	(0.22)

The Sigma Mine commenced commercial production on May 25, 2005.  Prior to this date revenues from gold produced during the bulk sample program were netted against expenses and deferred.  The Sigma Mine has now generated positive cash flow from mining operations in each quarter since commercial production began.  In 2006, profit from mining operations was sufficient to cover all other expenses such that the Company recorded its first year of net income in its three-year history.

The high price of fuel, tires, steel, and other open pit consumables continues to hamper the operation.  The Company expects that only minimal operating improvements can be made and the current levels of production and current operating costs reflect a steady state operation for the Sigma open pit.  A significant improvement in production is

7

anticipated, however, with the addition of higher grade ore from the Lamaque underground mine, beginning in the second quarter of 2007.

Liquidity and Capital Resources

As at December 31, 2006 the Company had a working capital deficiency of $8,252,865 compared to a working capital deficiency of $8,511,024 at December 31, 2005.  The reduction of $258,159 in the working capital deficiency reflects the completion of a $25.1 million equity issue in April in 2006, net of use of proceeds for acquisitions, purchase of mining equipment and working capital purposes.

Current assets increased by $4,156,404 from $5,276,441 at December 31, 2005 to $9,432,845 at December 31, 2006.  The increase reflected increases in accounts receivable, in-process gold inventory, and prepaid expenses and deposits.  Cash was $802,132 at December 31, 2006 compared to $808,896 at December 31, 2005.

Current liabilities were $17,685,710 at December 31, 2006 compared to $13,787,465 at year-end 2005.  The increase of $3,898,245 was mainly due to increases in accounts payable and accrued liabilities, and the current portion of long-term liabilities.

In 2004, the Company funded, in part, the acquisition of the Sigma-Lamaque Complex by assuming a note of $18,544,000 from Investissement Québec (IQ) (Note 10).  The balance owing to IQ at December 31, 2006 is $13,614,972, which includes principal of $13,544,000 and deferred interest of $70,972.  The long-term liability of this note is $11,921,972 at December 31, 2006.  The current liability is $1,693,000.

At December 31, 2005, the long-term liability on the issuance of 10% convertible debentures in 2004 and 2005 was $9,859,875 after assigning the fair value of the conversion option of $2,021,000 to shareholders’ equity and charging the accretion on the debentures of $1,040,000 to the consolidated statements of operations and deficit in 2005.  Pursuant to conversion of all outstanding convertible debentures in the first quarter of 2006, the long-term liability was eliminated and hence there has been no portion to assign to shareholders’ equity since year-end 2005.  After a charge of $144,800 in the first quarter of 2006, there was no accretion on convertible debentures to be charged to the consolidated statements of operations and deficit in subsequent quarters.

The Company has a capital lease obligation on mining equipment of $9,049,415 at December 31, 2006 (December 31, 2005 – $5,933,020).

At December 31, 2005 outstanding payments due to unsecured creditors that were assumed during the purchase of the Sigma-Lamaque assets in 2004 were $2,645,120.  These payments were made in 2006; the Company has no further financial obligations to the unsecured creditors.

Cash flows from operating activities

In 2006, before net changes to non-cash working capital balances, cash flows provided by operating activities were $7,732,767 (2005 – $134,720).  Major items added back to the net income of $1,266,500 (2005 – net loss of $9,226,378) include amortization,

8

depreciation and accretion of $3,652,814 (2005 - $2,284,550), amortization of deferred finance fees of $1,081,620 (2005 - $909,780), renunciation of income tax benefits of $688,075 (2005 – $(688,075)), stock-based compensation of $634,285 (2005 - $622,100) and unrealized losses on derivative contracts of $316,075 (2005 - $1,293,463).  After the net change of $2,406,453 (2005 - $(4,808,448)) to non-cash working capital balances, cash flows provided by operating activities in 2006 were $5,326,314 (2005 – $4,943,168).

Cash flows from investing activities

In 2006, cash flows used in investing activities was $35,697,648 (2005 - $14,228,611).  Purchases and payments for properties and equipment required $12,890,240 (2005 - $12,422,223).  Capitalized stripping costs (Note 2(r)) at Sigma were $10,909,094 (2005 - $1,737,956).  The acquisition of mineral properties required $160,003 (2005 - $68,432).  The acquisition of an 82.6% interest in San Juan Gold Mines S.A.A. in Peru required a cash investment of $4,942,170 (2005 - $Nil).  The acquisition of leased assets required $6,647,941 (2005 - $Nil) and the short-term investment required $148,200 (2005 - $nil).

Cash flows from financing activities

In 2006, cash flows provided by financing activities were $30,364,570 (2005 - $8,525,563).  The issue of equity instruments, net of share issue costs provided $28,975,925 (2005 - $6,025,563).  An increase in long-term lease obligations provided $3,116,395 (2005 - $Nil).  A decrease in long-term debt of $846,500 (2005 - $Nil), and a decrease of $881,250 (2005 - $Nil) in a non-cash obligation required a total of $1,727,750 (2005 - $Nil) from financing activities.  In 2005, advances on convertible debentures, net of finance fees, provided $2,500,000 compared to $nil in 2006.

Equity and debt financings are expected to provide the major sources of funds for the Company as the Company grows into a mid-tier producer.  The Company has established that it has available debt capacity utilizing its Sigma Lamaque operation as security.  The Company does not utilize off balance sheet financing.

Change in aggregate cash position

In aggregate, cash flows from operating, financing and investing activities in 2006 resulted in a decrease in cash and cash equivalents of $6,764 compared to a decrease of $759,880 in 2005.  After this decrease is added to cash and cash equivalents of $808,896 at the beginning of the year, cash and cash equivalents at December 31, 2006 was $802,132.  At December 31, 2005 the balance of cash and cash equivalents was $808,896 after subtracting the decrease of $759,880 in 2005 from cash and cash equivalents of $1,568,776 at the beginning of 2005.

 Changes in Significant Accounting Policies and Estimates

Operating Royalty Expenses

In 2006, the Company changed the policy of recognizing operating royalty expenses.  Since the Company bought back the Sigma-Lamaque operating royalty on gold production, the Company changed the policy of calculating royalty expenses from spot

9

price of gold and a fixed percentage to a unit-of-production basis and based on estimated proven and probable reserves and measured and indicated resources.

Deferred Stripping

During 2006 as a result of increases in gold prices, it became viable to process ore with a lower grade than that in the original mine plan. As a result of remodeling the existing pit, the company lowered the cutoff grade per ton of ore from 0.85 g/ton to 0.5 g/ton, reducing the deferred stripping ratio from 4.25 to 2.5:1, and resulting in an increase in tons deferred of approximately 2,265,000.

Summarized annual operating and production data

The following table shows comparative operating and production data for 2006 and 2005.  Data for 2006 includes only operations for Sigma as San Juan remained in the development stage and costs net of revenue were capitalized.

	Q4 2006	2006	Q4 2005	2005 (1)
Income and cash flow ($)
Total revenues	11,151,726	45,135,717	9,199,738	24,183,331
Total production costs	5,978,203	31,432,305	8,789,177	22,405,584
Operating profit	4,482,882	13,703,412	410,561	1,777,747
Net income (loss)	2,554,626	1,266,500	(4,438,074)	(9,226,378)
Net income (loss) per share	0.02	0.01	(0.10)	(0.22)
Cash flows from operating activities	11,309,929	5,326,314	1,628,163	4,943,168
Cash flows from investing activities	(19,690,467)	(35,697,648)	(2,607,533)	(14,228,611)
Cash flows from financing activities	5,746,596	30,364,570	282,416	8,525,563
Weighted average common shares	117,836,021	104,750,681	55,56,058	41,170,163
Production
Tonnes of ore milled	360,946	1,415,485	421,000	940,000
Head grade (g/ton gold)	1.51	1.61	1.77	1.64
Recovery (%)	94.1	95.8	95.4	95.4
Recovered gold (oz) (2)	16,495	70,401	22,922	45,152
Realized price (US$/oz gold)	626	574	446	466
Minesite cash cost (US$/oz gold)	330	390	385	410
Minesite cash costs per tonne milled (C$/tonne) (3)	16.56	22.20	20.88	23.84

(1)          Production data for 2005 are for the period from May 25, 2005, when the Sigma Mine commenced commercial production, to December 31, 2005.

(2)          Production data in 2006 is for the Sigma Mine.

(3)          Minesite cash costs per tonne milled are lower in Quarter 4 as a result of the additional stripping deferred.  See page 6.

Critical Accounting Estimates

The application of certain accounting policies requires the Company to make estimates based on assumptions that may be uncertain at the time the accounting estimate is made. The Company has determined that the following accounting estimates are critical

10

and could have a material effect on the financial statements of the Company if there is a change in an estimate.

Depreciation and Amortization of Property, Plant and Equipment

Property, plant and equipment comprise the second largest component of the Company’s assets and as such, the depreciation and amortization of these assets has a significant effect on the Company’s financial statements. Upon commencement of commercial production, the Company amortizes the mineral property and mining equipment and other assets over the life of the mine based on the depletion of the mine’s proven and probable reserves. In the case of mining equipment or other assets, if the useful life of the asset is shorter than the life of the mine, the asset is amortized over its expected useful life.

The proven and probable reserves are determined based on a professional evaluation using accepted international standards for the assessment of mineral reserves. The assessment involves the study of geological, geophysical and economic data and the reliance on a number of assumptions. The estimates of the reserves may change based on additional knowledge gained subsequent to the initial assessment. This may include additional data available from continuing exploration, results from the reconciliation of actual mining production data against the original reserve estimates, or the impact of economic factors such as changes in the price of commodities or the cost of components of production.

A change in the original estimate of reserves would result in a change in the rate of depreciation and amortization of the related mining assets and could result in an impairment of the mining assets.

Valuation of Exploration and Development Properties

When funds are expended for exploration on the Company’s exploration properties, the Company makes a determination as to the likelihood that the property explored will result in the eventual discovery of a mineable reserve. Where the determination is made that the potential for a future mineable reserve exists, from which the future cash flows will exceed the amount expended, the Company capitalizes the expenditures to the value of the property. Once in production, the capitalized costs will be amortized on a units-of-production basis over the property’s expected economic life.

The Company may periodically revise its valuation based on additional exploration results and determine that the carrying value of the property on the balance sheet is impaired. When such a change in estimate is made, there may be a material effect on the balance sheet and statement of operations and deficit.

The Company, from time to time, acquires exploration and development properties. When a number of properties are acquired in a portfolio, the Company must make a determination of the fair value attributable to each of the properties within the total portfolio. When the Company conducts further exploration on acquired properties, it may determine that certain of the properties do not support the fair values applied at the time of acquisition. If such a determination is made, the property is written down, and could have a material effect on the balance sheet and statement of operations and deficit.  No impairment of exploration properties has been recorded in 2006.

11

Mine Closure Provisions

The Company has obligations for site restoration and decommissioning related to its mining properties. The future obligations for mine closure activities are estimated by the Company using mine closure plans or other similar studies which outline the requirements that will be carried out to meet the obligations. Because the obligations are dependent on the laws and regulations of the countries in which the mines operate, the requirements could change as a result of amendments in the laws and regulations relating to environmental protection and other legislation affecting resource companies.

Because the estimate of obligations is based on future expectations, a number of assumptions and judgments are made by management in the determination of closure provisions. The closure provisions are more uncertain the further into the future the mine closure activities are to be carried out.

The Company’s policy for recording mine closure provisions is to establish provisions for future mine closure costs at the commencement of mining operations based on the present value of the future cash flows required to satisfy the obligations. The amount of the present value of the provision is added to the cost of the related mining assets and depreciated over the life of the mine. The provision is accreted to its future value over the life of mine through a charge to income.

Outstanding Share Data

As at March 26, 2007 the Company had 123,147,019 common shares issued and outstanding.  In addition, there were 12,306,055 shares reserved for issuance for the exercise of warrants, and 5,249,500 shares reserved for issuance for the exercise of stock options.  Assuming exercise of all outstanding stock options and warrants, which would result in approximately $25.1 million, added to the Company’s treasury, there are 140,702,574 shares on a fully diluted basis.

Transactions with Related Parties

As noted in the consolidated financial statements, the Company was involved in the following related party transactions:

a)              In 2006, the Company paid US$35,683 (2005 - US$25,687) in office rent to a company controlled by a director and officer and by a Family Trust of a director and officer. The Company leased space from this company at US$3,624 per month. There was no outstanding amount due at the end of 2006.

b)             Included in corporate administrative expenses are legal fees of $310,268 (2005 - $190,525) paid to a firm which the Company’s Corporate Secretary, who is a director of the Company, is a partner.  At December 31, 2006 included in accounts payable was $218,379 (2005 - $107,742) due to the legal firm.

c)              Included in accounts receivable is a balance of $111,576 due from a company (2005 – due to $(44,080)) with common officers and directors of the Company.  The Company also recorded revenues of $572,500 (2005 - $336,705) for geological services to this same company.  The Company received $nil (2005 –

12

$12,533) for rental of equipment and $27,000 (2005 - $60,744) as reimbursement for other office facilities.

d)             In 2006, prior to employment, a member of management of Century Peru was paid a finder’s fee of US$95,000 in connection with the acquisition of San Juan Gold Mines.

Except as disclosed, all related party transactions in the normal course of business have been measured at the agreed upon exchange amounts, which is the amount of consideration established and agreed to by the related parties.  Exchange amounts approximate fair values.

Subsequent Events

a)              Subsequent to year-end, 5,187,330 warrants have been exercised for total proceeds of $2,275,749 to the Company.

b)             In January 2007, the Company entered into an agreement with a gold trading firm to obtain an additional revolving credit facility of US$250,000, totaling US$1,250,000.

c)              Subsequent to year-end, the Company has granted 270,000 stock options to employees at exercise prices between $0.56 and $0.73 per share and expiry dates from January 12 to February 26, 2012.

d)             Subsequent to year-end, 124,000 stock options were exercised for proceeds of $49,600 to the Company.

e)              The Company has signed a Letter of Intent to Option whereby an optionee can acquire up to 90% of the Carolin Mine and associated Ladner Creek properties from the Company, subject to approval by the TSX NEX Exchange and the TSX Venture Exchange, in exchange for a maximum payment of $4,900,000 cash, $3,500,000 in property development expenditures, 2 million common shares of the optionee, certain other items of specific performance related to maintaining the property in good standing, and a Net Smelter Return Royalty of 3% payable to the Company.

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this management’s discussion and analysis, management evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws.

Based on that evaluation, management has concluded that, as of the end of the period covered by this management’s discussion and analysis, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 – Certification of Disclosure in Issuers’

13

Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

Internal Controls and Procedures

The Company evaluated the design of its internal controls and procedures over financial reporting as defined under Multilateral Instrument 52-109 for the year ended December 31, 2006.  Based on this evaluation, management has concluded that the design of these internal controls and procedures over financial reporting was effective.

Risk and Uncertainties

The business of operating mines and exploring and developing mineral properties are highly uncertain and risky by their very nature.  The Company’s mining operations in Québec commenced generating positive cash flow in the third quarter of 2005.  The Company may require securing additional equity and/or debt capital to maintain positive working capital and continue as a going concern until such time as the Company generates substantial free cash flow from its operations that will contribute significantly to the Company’s cash requirements to meet all its financial obligations and commitments.  The Company will require securing additional equity and debt financing to fund acquisitions of mining assets to grow the Company.

While a gold mining company’s success may result from good fortune, it is more often dependent on management’s knowledge and expertise and its ability to acquire profitable gold producing assets, identify and advance attractive projects and targets from exploration through development into production, as well as secure the necessary financing to fund these activities.  The Company continues to recruit well-qualified and experienced professionals to manage its mining operations in Québec and Peru and to grow the Company.

Regulatory standards continue to change, making the review and due diligence processes longer, more complex, and more costly.  Even if an apparently mineable deposit is discovered, there is no assurance that it will ever reach production or be profitable, as its results are influenced by many key factors, such as commodity prices, foreign exchange rates, and local title issues which cannot be controlled by management, as well as more stringent environmental regulations.  Due to high gold prices, the mining industry is experiencing high demand for capital equipment, spare parts, consumables and supplies, as well as for experienced professional staff and operating personnel, all of which have an impact on operations.

While it is impossible to eliminate all of the risks associated with mining and exploration and development, it is management’s intention to manage its affairs, to the extent possible, to ensure that the Company’s assets are protected and that its efforts will result in increased value for the Company’s shareholders.  The Company assesses and minimizes risks by applying high operating standards, including careful management and planning of its facilities, hiring qualified personnel, establishing and maintaining internationally recognized standards, performing independent audits, and purchasing insurance policies.

14

The Company’s mining and milling operations at the Sigma and Lamaque mines in Québec and the San Juan Mine in Peru will expose the Company to various financial and operational risks that could have an adverse impact on its profitability, level of operating cash flows, and financial condition.

In March 2006, the Company incorporated a wholly owned subsidiary, Century Mining Peru S.A.C. and opened an office in Lima to pursue the acquisition of mineral properties and mining assets.  Carrying on business in Peru will expose the Company to additional risks and uncertainties associated with operating in foreign countries, including political, financial, foreign exchange and other risks.

Outlook

Commencement of commercial production at the Sigma Mine in the second quarter of 2005 reflected growth of the Company from exploration and development to a gold producer.  The Sigma Mine has generated positive cash flow in each of the six quarters since that time.  At current gold prices, and with the planned opening of the Lamaque underground mine to supplement the open pit, the Company expects that this mine will continue to generate positive cash flow.  In 2006, the Company recorded net income for the first time in its three-year history.

In 2007, the Company plans to produce a total of 100,000 ounces of gold, including 74,000 ounces from the Sigma open pit, 12,000 ounces from the Lamaque underground mine, and 14,000 ounces from the San Juan underground mine in Peru, at an estimated cash cost of approximately US$370 per ounce.

The Company is developing the dormant underground Lamaque Mine into production and is awaiting receipt of a permit prior to commencing mining.  Ore will be delivered to the Sigma mill.  The significantly higher ore grades (approximately 5 to 6 g/t) than in the Sigma pit (1.5 g/t) are expected to have a positive impact on production and unit cash costs at the Val d’Or operations.

The Company has commenced a program of major rehabilitation at the San Juan Mine in Peru to return the mine and mill to their nominal rated capacity of approximately 35,000 ounces of gold per year.  The program includes mechanized mining and refurbishing and/or replacement of the mills and other ancillary equipment.  The Company plans to expand production to approximately 80,000 ounces a year over the next two years.

At the same time, the Company has embarked on a major exploration program at the mine and will commence exploration on the nearby properties upon receipt of exploration permits.  The results of the exploration program at the San Juan Mine will form the basis of a technical report to qualify the previously estimated gold in resources by the former owner to NI 43-101 standards of disclosure.  These exploration programs could have the potential to create a major mining district based on the results of previous exploration work.

The Company is well positioned to grow in market value as management pursues new opportunities, particularly in Québec and Peru, with an emphasis on the acquisition of low-cost producing gold mines and assets that generate cash flow or that can be returned to profitability in the near term.  A number of opportunities have been reviewed.

15

Since the Company’s entry into Peru early in 2006, management has been developing strong relationships and networks in that country to identify projects for acquisition.  The Company, in conjunction with its Peruvian subsidiary, has developed some important strategic relationships that should enable the Company to meet its objectives of increasing production and reducing cash costs to position the Company for a higher market valuation.

Additional Information and Continuous Disclosure

This MD&A has been prepared as of March 26 2007.  Additional information on the Company is available through regular filings of press releases, and annual and quarterly financial statements on SEDAR (www.sedar.com).

16

Form 52-109F1 - Certification of Annual Filings

I, Margaret M. Kent, Chairman, President & CEO of Century Mining Corporation, certify that:

1.               I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Century Mining Corporation (the issuer) for the period ending December 31, 2006;

2.               Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.               Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.               The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a.               designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

b.              designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

c.               evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.               I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: April 16, 2007

“signed Margaret M. Kent”

Margaret M. Kent
Chairman, President & CEO

Form 52-109F1 - Certification of Annual Filings

I, Diana Rollo, Chief Financial Officer of Century Mining Corporation, certify that:

1.               I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Century Mining Corporation (the issuer) for the period ending December 31, 2006;

2.               Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.               Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.               The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a.               designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

b.              designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

c.               evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.               I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: April 16, 2007

“signed Diana Rollo”

Diana Rollo
Chief Financial Officer

Century Mining Corporation
Consolidated Financial Statements
For the years ended December 31, 2006 and 2005

Contents

Report of Independent Registered Chartered Accountants	2

Consolidated Financial Statements
Consolidated Balance Sheets	3
Consolidated Statements of Operations and Deficit	4
Consolidated Statements of Cash Flows	5
Notes to Consolidated Financial Statements	6 - 37
Schedule 1 - Mineral Property Interests	38

1

Report OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Shareholders of
Century Mining Corporation

We have audited the consolidated balance sheets of Century Mining Corporation as at December 31, 2006 and 2005, and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of Century Mining Corporation as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended, in accordance with Canadian generally accepted accounting principles.

Century Mining Corporation is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Century Mining Corporation’s internal control over financial reporting. Accordingly, we express no such opinion.

Independent Registered Chartered Accountants

Vancouver, BC

March 26, 2007

(except as to Note 22, which is as of April 30, 2007)

2

Century Mining Corporation

Consolidated Balance Sheets

in Canadian Dollars

As at December 31	2006	2005

Assets
Current
Cash	$802,132	$808,896
Short-term investment	148,200	—
Accounts receivable	2,947,037	1,787,048
Inventories (Note 5)	3,016,834	2,414,436
Prepaid expenses & deposits	2,518,642	266,061
	9,432,845	5,276,441

Mining and other properties (Note 6)	14,665,017	2,945,663
Plant and equipment (Note 6)	61,588,070	44,926,401
Deferred stripping (Note 6)	12,604,108	1,695,014
Deferred finance fees (Note 4)	—	1,081,620
Future tax asset (Note 17)	—	688,075
Deposits for reclamation costs (Note 13)	493,000	493,000
	$98,783,040	$57,106,214

Liabilities and Shareholders’ Equity

Current
Accounts payable and accrued liabilities	$10,544,655	$7,386,932
Working capital gold facility (Note 9)	1,031,474	1,287,219
Current portion of long-term liabilities (Note 8)	4,100,506	2,126,851
Current portion of long-term notes (Note 10)	1,693,000	1,693,000
Unrealized losses on derivative contracts	316,075	1,293,463
	17,685,710	13,787,465

Long-term notes (Note 10)	11,921,972	12,768,472
Asset retirement obligations (Note 13)	2,601,040	2,262,090
Capital lease obligations (Note 8)	4,948,909	3,806,169
	37,157,631	32,624,196
To be settled via issue of shares
Royalties payable (Note 7)	—	583,127
Unsecured creditors (Note 12 (e))	—	2,645,120
Convertible debentures (Note 11)	—	9,859,875
	—	45,712,318
Commitments and contingencies (Note 16)
Non-controlling interest	1,495,849	—

Equity
Equity instruments (Note 12 (b))	75,454,694	26,485,245
Equity portion of convertible debentures (Note 11)	—	2,021,000
Contributed surplus (Note 12 (c))	1,720,261	1,199,546
Deficit	(17,045,395)	(18,311,895)
	60,129,560	11,393,896
	$98,783,040	$57,106,214

Continuing operations (Note 1)

Subsequent events (Note 21)

Approved on behalf of the Board:
signed “Margaret M. Kent”	Director	signed “Dale G. Parker”	Director
Margaret M. Kent		Dale G. Parker

3

Century Mining Corporation

Consolidated Statements of Operations and Deficit

In Canadian dollars

For the years ended December 31	2006	2005

Revenues
Mining operations	$45,135,717	$24,183,331

Expenses
Mining operations	31,432,305	22,405,584
Corporate administration	3,955,957	1,910,024
Depreciation, amortization, and accretion (Note 6)	3,652,814	2,863,718
Interest on long-term notes (Note 10)	1,122,616	918,398
Interest and fees on convertible debentures (Note 11)	113,302	2,020,179
Amortization on deferred finance fees (Note 4)	1,081,620	909,780
Stock-based compensation	634,285	622,100
Accretion on convertible debentures	144,800	1,040,000
	42,137,699	32,689,783

Income (loss) from operations before other items	2,998,019	(8,506,452)

Other items
Realized loss on derivative contracts	(1,724,475)	—
Interest and other	284,623	21,647
Foreign exchange gain (loss)	24,409	(136,185)
Unrealized loss on derivative contracts	(316,075)	(1,293,463)
	(1,731,519)	(1,408,001)

Income (loss) before income taxes	1,266,500	(9,914,453)

Recovery of income taxes (Note 17)	—	688,075

Net income (loss) for the year	1,266,500	(9,226,378)

Deficit, beginning of year	(18,311,895)	(9,085,517)

Deficit, end of year	$(17,045,395)	$(18,311,895)
Weighted average number of shares – basic	104,750,681	41,170,163

Dilutive effect of options	1,090,000	—
Dilutive effect of warrants	10,389,035	—
Diluted	116,229,716	41,170,163
Net income (loss) per share – basic and diluted	$0.01	$(0.22)

4

Century Mining Corporation

Consolidated Statements of Cash Flows

In Canadian dollars

For the years ended December 31	2006	2005

Cash flows from operating activities
Net income (loss) for the year	$1,266,500	$(9,226,378)
Items not involving cash:
Interest and fees on convertible debentures (Note 11)	94,304	2,020,179
Interest on long-term notes (Note 10)	266,250	918,398
Accretion on convertible debentures (Note 11)	144,800	1,040,000
Amortization, depreciation and accretion	3,652,814	2,284,550
Amortization on deferred finance fees	1,081,620	909,780
Shares issued for services	279,300	245,350
Stock-based compensation	634,285	622,100
Foreign exchange (gain) loss	(3,181)	136,185
Unrealized loss on derivative contracts	316,075	1,293,463
Future income taxes	—	(688,075)
Operating royalties (Note 7)	—	536,226
Amortization of deferred stripping costs	—	42,942
	7,732,767	134,720

Net change to non-cash working capital balances
Accounts receivable	(1,159,989)	(1,067,493)
Inventories	(602,398)	(1,940,944)
Prepaid expenses and deposits	(2,252,581)	70,646
Accounts payable and accrued liabilities	3,157,723	6,595,206
Working capital gold facility	(255,745)	1,151,033
Realized losses on derivative contracts	(1,293,463)	—
	5,326,314	4,943,168

Cash flows from investing activities
Acquisition of San Juan (Note 3)	(4,942,170)	—
Acquisition of mineral properties	(160,003)	(68,432)
Capitalized stripping costs	(10,909,094)	(1,737,956)
Purchases of property and equipment	(12,890,240)	(12,422,223)
Acquisition of leased assets	(6,647,941)	—
Short term investments	(148,200)	—
	(35,697,648)	(14,228,611)

Cash flows from financing activities
Advances on convertible debentures	—	2,850,000
Payment for finance fees on debentures	—	(350,000)
Issue of equity instruments, net of share issue costs	28,975,925	6,025,563
Increase in long-term liabilities	3,116,395	—
Decrease in long-term note	(846,500)	—
Decrease in obligation to unsecured creditors	(881,250)	—
	30,364,570	8,525,563

Decrease in cash	(6,764)	(759,880)

Cash, beginning of year	808,896	1,568,776

Cash, end of year	$802,132	$808,896

Supplementary cash flow disclosure (Note 19)

5

Century Mining Corporation

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

1.              Nature of Operations

The Company was originally incorporated under the laws of British Columbia and has been continued under the Canada Business Corporations Act (“CBCA”).  The Company is engaged in the acquisition, exploration, development and operation of mining properties, principally gold.  The Company’s principal operating unit is located in Québec, Canada.

The accompanying consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities and commitments in the normal course of business.  The continuing operations of the Company are dependent upon raising additional financing, profitable operations, and positive cash flow from future operations.  The procurement of additional financing through debt or equity markets is dependent on a continued robust gold market and investor confidence in gold equities.

Throughout the period of these consolidated financial statements, the costs related to mineral property exploration, other than those in the Québec region, have been considered as costs related to exploration of such properties.  The Company completed testing of a bulk sample at the Sigma Mine in Québec and commenced commercial gold production on May 25, 2005.

2.              Significant Accounting Policies

Management has prepared the consolidated financial statements of the Company, in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”).  The consolidated financial statements are expressed in the Company’s functional currency, Canadian dollars, except where noted. The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.  The significant accounting policies used by the Company are summarized below.

a)              Consolidation

The consolidated financial statements include the accounts of the Company and its wholly and partially owned subsidiaries.  All material intercompany transactions have been eliminated.  The reference to “the Company” in these financial statements includes the parent and its subsidiaries.

The Company has a 100% interest in each of the following five subsidiary companies:

i)                 Century Mining (U.S.) Corporation (incorporated in Washington State, U.S.A.),

ii)              6275044 Canada Inc. (incorporated under CBCA, Ontario, Canada),

iii)           6275061 Canada Inc. (incorporated under CBCA, Ontario, Canada),

iv)          Century Mining Peru S.A.C. (incorporated under the laws of Peru), and

v)             Century Mining Finance Corporation (incorporated under CBCA, Ontario, Canada).

Additionally, the Company owns 82.6% of San Juan Gold Mines S.A.A. (incorporated under the laws of Peru) which is consolidated, disclosing the non-controlling interest on the balance sheet.

The financial statements of entities which are controlled by the Company through voting equity interests, referred to as subsidiaries, are consolidated.  Entities which are jointly controlled, referred to as joint ventures, are proportionately consolidated.  Variable Interest Entities (“VIEs”), which include, but are not limited to, special purpose entities, trusts, partnerships, and other legal structures, as defined by the Accounting Standards Board in Accounting Guideline (“AcG”) 15, “Consolidation of Variable Interest Entities” (“AcG 15”), are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at

6

risk for the entity to finance its activities without additional subordinated financial support.  VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’ expected losses and/or expected residual returns.  The Company has determined that it does not have any VIEs which are required to be consolidated.  All intercompany balances and transactions have been eliminated upon consolidation.

b)             Mineral properties

Mineral properties, including options to mineral claims, are stated at cost on a property-by-property basis.  The recorded cost of mineral properties and exploration and development interests is based on cash paid and the fair value, if any, of shares issued for mineral properties and exploration and development costs incurred.  The recorded costs are not an indication of fair value or recoverable amounts.

All direct and indirect costs relating to the acquisition of mineral properties are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or when management has determined that there is impairment in the carrying values of those mineral properties.

All direct and indirect costs relating to the exploration of specific properties with the objective of locating, defining and delineating the mineral reserves on these specific properties are capitalized as deferred exploration costs.

Title to mineral properties, concessions, and shareholdings in Latin American countries involves certain inherent risks due to the difficulties of determining the validity of certain claims, as well as the potential for problems arising from the frequently ambiguous conveyancing history and unregistered prior agreements.  Management has investigated the title to all of its concessions and shareholdings, and, to the best of its knowledge, believes they are in good standing.

The carrying values of a mineral interest, on a property-by-property basis are reviewed by management at least annually to determine if they have become impaired.  Impairment is considered to exist if total estimated future cash flows or probability-weighted cash flows on an undiscounted basis are less than the carrying amount of the assets.  An impairment loss is measured and recorded based on discounted estimated future cash flows or the application of an expected present value technique to estimate fair value in the absence of a market price. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Any differences between significant assumptions and market conditions and/or the Company’s performance could have a material effect on any impairment provision, and on the Company’s financial position and results of operations. In estimating future cash flows, assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of cash flows from other groups. Generally, in estimating future cash flows, all assets are grouped at a particular mine for which there is identifiable cash flow.  If impairment is deemed to exist, the mineral interest is written down to its net recoverable value.  The ultimate recoverability of the amounts capitalized is dependent upon the identification of economically recoverable ore reserves, the Company’s ability to obtain the necessary financing to complete their development and to realize profitable production or proceeds from the disposition thereof.  Management’s estimates of recoverability of the Company’s investment will be based on current conditions.  However, it is possible that changes could occur in the near term which could adversely affect management’s estimates and may result in future write downs of capitalized property carrying values.

Amortization of the cost of mineral properties is based on units-of-production, using estimated

7

proven and probable reserves and a portion of measured and indicated resources expected to be converted to proven and probable reserves.  Properties are abandoned either when the lease expires or when management determines that no further work will be performed on the property since it has no value to the Company.  When significant properties in an area of interest are abandoned, the costs related thereto are charged to income on a pro-rata basis to the total costs to date included in the area, in the year of abandonment.

The proceeds received from a partial disposition or an option payment are credited against the costs.  In addition, if there has been a delay in development activity for several successive years, a write-down of the impairment amount of the costs capitalized to those projects will be charged to income.

General exploration costs are expensed as incurred.

c)              Property and equipment

Property and equipment are recorded at cost.  Buildings and equipment related to the mining operation are amortized on a unit-of-production basis as detailed in Note 2 (b) as they are utilized in the mining operations as the mine life is estimated to be shorter than the normal life of these assets. Mobile leased equipment has been amortized at 10% over their 10 years estimated life on a straight line basis. For other equipment (non-mining), amortization is determined using the declining balance basis, over the estimated useful life of the asset at a rate of 30% per annum.

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset.

d)             Inventories

In-process gold inventory is valued at the lower of average production cost and net realizable value.  Production costs include mining costs, direct labor, operating materials and supplies, transportation costs, royalties and an applicable portion of operating overhead, including depreciation and depletion.

Consumables and supplies, which consist of spare parts and consumable goods used for general repairs and maintenance, are recorded at the lower of cost and net realizable value after adjustment for obsolescence.

Gold doré and gold bullion awaiting delivery to refinery or settlement are carried at the lower of first in, first out average monthly cost or market value.

e)              Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is  incurred and records a  corresponding  increase in the  carrying  value of the related long-lived asset.  The fair value is determined through a review of engineering studies, industry guidelines, and management’s estimate on a site-by-site basis.  The liability is subsequently adjusted for the passage of time, and is recognized as an accretion expense in the statement of operations under asset retirement obligations.  The liability is also adjusted due to revisions in either the timing or the amount of the original estimated cash flows associated with the liability.

8

The increase in the carrying value of the asset is amortized using the unit-of-production method based on estimated gross proven reserves as determined by independent engineers.  Actual expenditures incurred are charged against the accumulated obligation with any gain or loss being realized into income in the period of settlement.

f)                Exploration and development cost

The Company commenced commercial production at the Sigma Mine in Québec on May 25, 2005.  Exploration and development costs up to May 24, 2005 have been deferred and are being amortized on the unit-of-production basis. The exploration and development costs related to the Lamaque mine in Québec and the San Juan Mine in Peru have been deferred and not amortized.

g)             Deferred stripping costs

The Company defers stripping costs based on the tonnes of waste moved in excess of the life-of-pit average strip ratio and defers the mining cost of the excess waste at the average mining cost per tonne during the period.  Costs are recovered in periods when the actual tonnes of waste moved are less than what would have been moved at the average life-of-pit rate, such tonnes being valued at the average cost of the waste tonnage amounts capitalized.

In periods when the strip ratio exceeds the pit average, the costs of the excess stripping are excluded from the operating costs.  In periods when the strip ratio is less than the pit average, capitalized waste costs are added back to operating costs.

h)             Financial instruments

The Company carries various financial instruments.  The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

i)                 Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank balances, term deposits and investments with original maturities of three months or less.  Investments with original maturities of three months or more are classified as short-term investments.

j)                 Per share amounts

Basic earnings (loss) per share are computed by dividing net income (loss) (the numerator) by the weighted-average number of shares for the period (the denominator). In computing diluted earnings per share, an adjustment is made for the dilutive effect of the exercise of stock options and warrants using the treasury stock method. In periods where a net loss is reported, fully diluted loss is not presented, as it is anti-dilutive.

k)              Income taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company’s assets and liabilities. These future taxes are measured by the provisions of currently substantively enacted tax laws. Management provides a valuation allowance to future income tax assets where it is more likely than not that the Company will not be able to realize the benefit.

l)                 Deferred finance fees

Finance fees paid on convertible debentures are capitalized and amortized over the term of the convertible debentures.

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m)           Revenue recognition

Revenue from the sale of precious metal is recognized upon delivery when title and risk of ownership of metals or metal bearing concentrate passes to the buyer and when collection is reasonably assured. The passing of title to the customer is based on the terms of the sales contract. Product pricing is determined at the point revenue is recognized by reference to active and freely traded commodity markets.  Third party smelting and refining costs are recorded as a reduction of revenue.

Under the bullion sales contracts with third-party traders, commodity prices are based on either spot or exercised forward call prices. Payment is received and revenue recognized immediately upon delivery to the trader.

Revenue associated with the geological services provided by the Company is recognized when services are performed as an offset to general and administrative expense.

n)             Flow-through shares

The resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with tax legislation.  Under the liability method of accounting for income taxes, the future income taxes related to the temporary difference arising at the actual renunciation date are recorded at that time together with a corresponding reduction to the carrying value of the shares issued.

o)             Joint venture

The Company’s exploration and development activities may be conducted jointly with others. These consolidated financial statements reflect only the Company’s proportionate interest in such activities.

p)             Stock-based compensation plan

The Company records compensation expense when stock or stock options are issued under the plan for all options issued after January 1, 2003. The fair value of all stock-based awards is estimated using the Black-Scholes option valuation model at the grant date and expensed to operations over each award’s vesting period. None of the Company’s awards calls for settlement in cash or other assets. Upon the exercise of the stock options, consideration paid together with the amount previously recognized in contributed surplus is recorded as an increase in share capital.  In the event that the options expire, previously recognized compensation expense associated with such stock options is not reversed.

q)             Mineral tax credit

Government assistance is recorded as a reduction of the cost of the applicable assets as determined by the terms and conditions of the agreement under which the assistance is provided.  Claims for government assistance are accrued when the amount is determinable and collection is reasonably assured.

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r)                Measurement uncertainty

The preparation of financial statements in conformity with accounting principles generally accepted in Canada requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.  Significant accounts that require estimates as the basis for determining the stated amounts include inventories, mineral property plant and equipment, deferred stripping, investments in non-producing properties, stock based compensation, unrealized gains and losses on commodity contracts, provisions for asset retirement obligation and reclamation, fair value of assets and liabilities acquired in a business combination, taxes, and contingencies.

The impairment test for long-lived assets is  based on estimates of proven and probable reserves and measured and indicated resources, production rates, mineral prices, future costs and other relevant assumptions. The deferred stripping calculation is based on the stripping ratio of waste to ore mined over the life of mine and the allocated actual mining costs. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes and estimates in future periods could be significant. For mineral properties on which mineral claims have either expired or are being applied for, the Company’s management assesses the likelihood of obtaining the required mineral claims approvals based on completing commitments, past experiences and other factors.  Costs continue to be deferred if it is likely that the license will be granted. In the event that the mineral claim is not renewed or granted, the related costs on the property will be written off in the period that the Company receives confirmation of same.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which were fully tradable with no vesting restrictions.  This option valuation model requires the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s stock options and warrants have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the calculated fair value, such value is subject to measurement uncertainty.

s)              Foreign currency

Foreign currency balances of the foreign subsidiary are translated using the temporal method for integrated operations on the following basis:

i)                 Monetary assets and liabilities – at the rate of exchange prevailing at the year end;

ii)              Non-monetary items – at the rate of exchange prevailing at the dates of the transactions;

iii)           Revenues and expenses – at the monthly average rate of exchange; and

iv)          Translation gains and losses are recorded in the consolidated statement of operations and deficit.

Foreign currency transactions entered into are recorded at exchange rates prevailing on the transaction date. Resulting monetary assets and liabilities are recorded at period-end exchange rates and non-monetary assets continue to be recorded at the original transaction rates.  Resulting foreign exchange gains or losses are recorded in the consolidated statements of operations and deficit.

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t)                Derivative contracts

The Company enters from time to time into commodity contracts, and forward sales agreements to manage the price volatility of the commodities produced at its operating mines and the foreign currency exposure for its Canadian operations.

All derivative financial instruments are accounted for on a mark-to-market basis through the statement of operations.

u)             Reclassification

Certain comparative figures have been reclassified to conform to the current year’s presentation.

3.              Business Combinations

On March 30, 2006, the Company acquired 60% controlling interest in San Juan Gold Mines S.A.A. The consideration was US$1,900,000 in cash, the issuance of 1,000,000 common shares of the Company, and assumption of liabilities of US$568,000. In addition, the Company directly purchased 11 more contiguous concessions totaling 3,200 hectares for US$64,100, which increased the total hectares purchased to 18,816. San Juan granted Century Mining Peru S.A.C. a 50-year mining and operating lease covering all the San Juan claims, which allows Century Peru to operate the San Juan Mine and account for all precious and base metals produced and carry out exploration on the concessions.  This lease is subject to a 10% net profit interest from metal production at the mine after repayment to Century Peru of capital, operating, exploration, and management expenses.

In a related transaction, the Company purchased debt owed by Minera Erika, the former majority shareholder of San Juan Gold Mines, to Banco Weise totalling US$14,571,755 from the bank for a cash payment of US$2,500,000.  This debt was collateralized by the concessions of the mine. In December 2006 US$10.0 million of this debt was forgiven by the Company in exchange for an additional 22.6% interest  in San Juan Gold Mines, and the concessions were released.  The remaining $4,571,755 in debt has not been recorded on the balance sheet because realization is uncertain, but remains a legally enforceable claim on Minera Erika.

The aggregate purchase price was determined as follows:

Cash	$4,942,000
Common shares	1,640,000
Liabilities assumed	638,000
$7,220,000

The value of the 1,000,000 common shares issued was determined based on the average market price of the Company’s common shares over the two-day period before and after the terms of the acquisition were announced.  The results of San Juan’s operations have been included in the consolidated financial statements since May 2006.  All of the assets and liabilities of San Juan Gold Mines S.A.A. are included in the financial statements of Century Mining, with the non-controlling interest disclosed separately.  The shares of San Juan Gold Mines are not registered with CONASEV, the Peruvian securities regulator, and are not traded on the Lima Exchange.  Because the number of shareholders of San Juan does not meet the threshold for registration, the Company has elected not to register the shares.

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Assets acquired and liabilities assumed

Tax receivable	$9,000
Gold inventory	336,000
Mineral property and concessions	7,824,000
Non-controlling interest	(1,621,000)
Liabilities assumed	(638,000)
$7,220,000

The amounts allocated to assets and liabilities acquired are based on the best information available at financial statement date, and include the use of estimates of valuations of future assets and liabilities which are subject to change. The tax basis of the mineral properties acquired exceeds their carrying value and results in a future tax asset of approximately $8,998,000. Management has determined that the benefit of this future tax asset is not likely to be realized and therefore a valuation allowance for the entire amount has been established (Note 17).

4.              Deferred Finance Fees

	2006	2005
Balance, beginning of year	$1,081,620	$538,500
Additions incurred during the year	—	1,452,900
Amortization	(1,081,620)	(909,780)
Balance, end of year	$—	$1,081,620

In 2005, the Company paid $350,000 pursuant to costs associated with the additional draw down of $2,850,000 of convertible debentures (Note 11). In conjunction with this issuance, 5,000,000 warrants were issued at an exercise price of $0.44 and expiry term of 2 years. The Company fair valued these warrants using the Black-Scholes model with assumptions of 82% volatility and 5% risk free rate. These deferred finance fees were amortized over the term of the debentures.

5.              Inventories

	2006	2005
In-process gold	$1,204,181	$1,658,821
Finished gold	603,729	405,778
Consumables	1,208,924	349,837
	$3,016,834	$2,414,436

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6.     Mining Properties, Other Properties, Plant and Equipment

	2006
		Accumulated	Net Book
	Cost	Amortization	Value

Land and concessions	$12,419,352	$—	$12,419,352
Mineral properties (Schedule1)	2,245,665	—	2,245,665
	14,665,017		14,665,017

Buildings	2,865,347	197,642	2,667,705
Equipment	15,475,660	955,221	14,520,440
Mining and plant equipment	47,868,922	4,655,218	43,213,703
Capital spares	1,186,222	—	1,186,222
	67,396,151	5,808,081	61,588,070

Deferred stripping	12,647,050	42,942	12,604,108
	$94,708,218	$5,851,023	$88,857,195

	2005
		Accumulated	Net Book
	Cost	Amortization	Value

Land and concessions	$860,000	$—	$860,000
Mineral properties (Schedule 1)	2,085,663	—	2,085,663
Buildings	2,868,860	89,136	2,779,724
Equipment	10,437,948	1,433,899	9,004,049
Mining and plant equipment	32,646,957	800,837	31,846,120
Capital spares	1,296,508	—	1,296,508
Deferred stripping	1,737,956	42,942	1,695,014
	$51,933,892	$2,366,814	$49,567,078

Included in mining and plant equipment is equipment under capital lease with original cost of $14,841,814 (2005 - $8,056,691) and net book value of $13,003,547 (2005 - $7,429,844).

In 2006, excluded from the amortization base is $6,963,457 (2005 - $2,085,663) which consists of various mineral properties of $2,245,665 in the development stage as per Schedule 1. In addition, development expenditures of $1,665,848 incurred on the mineral property at Lamaque (Québec, Canada) and $3,051,944 on San Juan Gold Mines (Peru) have been deferred. These properties are in the development stage and the development cost will be amortized on a unit-of-production basis when these properties begin commercial production.  During 2006, the Company expended $4,083,444 (2005 - $8,491,036) net of grants, option payments, and mineral tax credits, on the exploration and development of these mineral properties, of which $1,281,500 (2005 - $384,348) was expended in Québec and $3,051,944 (2005 - $nil) was expended in Peru.

In 2006, the Company capitalized $233,370 (2005 - $170,827) of salaries paid to members of the corporate management team. In 2005, preproduction costs, net of amortization, of $8,581,374 were capitalized up to May 25, 2005, the date of commencement of commercial operations at the Sigma Mine.

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Deferred Stripping

During 2006 as a result of increases in the price of gold, it became viable to process ore with a lower grade than in the original mine plan. The Company lowered the cutoff grade per ton of ore from 0.85 g/ton to 0.5 g/ton, thereby reducing the deferred stripping ratio from 4.25 to 2.5:1, accounting for the change as a change in accounting estimate (Note 2 (r)).

Mineral Properties – Alaska, USA

The Company has 100% interests in a number of properties in Alaska totaling 1,087 hectares represented by 139 staked claims in good standing until September 1, 2007.  Subsequent to September 1, 2007 payments of US$125 per claim will be due to the Bureau of Land Management.

All of these properties are subject to a 3% NSR (“Net Smelter Return”) royalty. These properties also require payment of advanced royalties of US$25,000 in 2007.

Mineral Properties – British Columbia, Canada

Effective June, 2004, the Company purchased the Carolin Mine property which consists of 160 claims totaling 6104 hectares in southwestern British Columbia. During 2005, $6,594 in addition acquisition cost was paid by the Company; during 2006, the Company completed the acquisition with a payment of $69,237.  The property is subject to a variable NSR.

Mineral Properties – Ontario, Canada

The Company has 100% interest in a number of properties in Ontario represented by 25 claims covering an area of 400 hectares which are in good standing. These properties require an annual lease rent of $5,000.

Mineral Properties – Québec, Canada

Effective September 16, 2004 the Company acquired eight properties consisting of 90 claims covering an area of 2,151 hectares coincident with the Sigma-Lamaque Limited Partnership asset acquisition (Note 6).  They are located in the Val-d’Or, Québec area.  The Company paid annual renewal fees totaling $7,165 and incurred exploration expenditures in 2006 and 2005 as required in the agreements.

Mineral Properties – Northwest Territories, Canada

In December 2005, the Company acquired 122 mining leases from RSM Richter Inc. in its capacity as trustee of the estate of Miramar Giant Mine Ltd. for $79,000.  The Company has an obligation to pay an annual rent of $17,174.

Mineral Properties – Peru

In February 2006, the Company acquired the Colina Dorada properties in Peru which consist of 7 properties (50 claims) covering an area of 6,600 hectares. These properties are held by one of the employees of the Company’s wholly owned subsidiary in Peru under a trust agreement for the benefit of the Company.

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7.     Operating Royalties Payable

As part of the Sigma-Lamaque asset acquisition, the Company assumed the liability upon production to pay a net smelter return royalty based on the price of gold and gold production.

During 2005, the Company recorded production royalty expenses of $648,165 of which $65,038 was paid in cash and $583,127 was recorded as a non-cash obligation. Of the total $648,165, the Company capitalized $111,939 during the preproduction period and $536,226 has been recorded as direct costs in the statement of operations as mining operations expense.

In 2006 and 2005 the Company has reclassified the operating royalties in the statement of operations to depreciation, amortization and accretion.

In April 2006, the Company bought back the SGF royalty on gold production from the Sigma-Lamaque Complex from SGF Mines Inc. by issuing 3.0 million common shares of Century at a price of $1.50 per share and paying $2.0 million in cash to SGF in full settlement of past royalties due and owing and all future obligations.

Royalty expense is recognized on a unit-of-production basis and based on estimated proven and probable reserves, and measured and indicated resources.

8.      Capital Lease Obligations

During 2005, the Company entered into capital equipment leases expiring in 2007 and 2008 with interest rates between 5% and 8%. The capital lease obligations as at December 31, 2006 are as follows:

	2006	2005
Balance beginning of year	$5,933,020	$—
Fair value of initial capital leases	7,691,791	8,056,691
Less: dispositions	(1,043,850)	—
	12,580,961	—
Less: payments made during the year	(4,008,362)	(2,418,163)
Add: interest portion of payments	476,816	294,492
	$9,049,415	$5,933,020

Future minimum lease payments under capital leases by year and in aggregate are as follows:

2007	$4,100,506	$2,126,851
2008	1,940,649	2,258,131
2009	1,206,150	1,548,038
2010	1,802,110	—
2011	—	—
Total minimum lease payments	9,049,415	5,933,020
Less: current portion	(4,100,506)	(2,126,851)
	$4,948,909	$3,806,169

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9.      Working Capital Gold Facility

In July 2005, the Company entered into an in-process gold purchase facility with a gold trading firm, under which this firm made available to the Company up to US$1.0 million, on an uncommitted revolving credit facility basis, secured by future sale by the Company of in-process gold from the Sigma Mine.  Interest accrues on amounts drawn down by the Company at LIBOR plus 3% per annum.

As at December 31, 2006 there were 1,392 (2005 - 2,152) ounces of gold committed under this facility.

10.    Long-Term Notes

As part of the Sigma-Lamaque asset acquisition, the Company assumed a debt of $18,544,000 due to Investissement Québec (IQ). Of this amount, $5,000,000 was repaid upon closing. The balance of $13,614,972 including principal of $13,544,000 and deferred interest of $70,972 at December 31, 2006 is repayable according to the following terms:

a)                   Interest: The debt bears interest at IQ Prime + 0.75%, calculated daily on the unpaid balance, and payable quarterly beginning December 31, 2004.  In 2005, the Company entered into a new agreement with Investissement Québec to defer interest payments for 2005 and principal outstanding without any penalty.  In 2006, the Company paid interest of $266,250 for the first quarter of 2006 via the issuance of 221,875 shares and $856,367 in cash for the remainder of the year.  IQ allowed the rescheduling of an additional $856,500 in principal payments originally due in 2006 to December 31, 2010.

b)                  Principal: is repayable quarterly according to the following schedule:

i)              Payable March 31, 2007, and quarterly thereafter until December 31, 2010:    $423,250

ii)           Any remaining balance is due December 31, 2010

iii)        Should any balance be unpaid as at March 31, 2011, IQ has the right and option to convert the balance in whole or part to common stock at the average trading price of the prior 20 days, provided that the conversion does not create a change in control of the Company, or results in IQ owning more than 19.9% of voting shares of the Company.  The Company has determined that the conversion right has a nominal value.

c)                   In addition to the principal payments above, beginning in the fiscal year ended December 31, 2008, additional principal payments are required to the extent of 30% of free cash flow from the Sigma Mine site, after:

i)              Principal and interest payable to other creditors that have financed this project;

ii)           Royalties and taxes;

iii)        Up to $1.5 million of actual head office costs;

iv)       Up to $1 million of exploration and exploitation expenditures incurred on assets acquired as part of this transaction, or which would supply ore to be treated in the plant acquired in this transaction.

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d)                  The principal amount of the debt is repayable without penalty at any time. In addition, if the balance is prepaid in full, the amount repayable will be discounted as follows if paid on or before the last day of:

		Discount on Balance:
i)	December, 2007	15%
ii)	December, 2008	10%
iii)	December, 2009	5%

e)                 The debt is secured with a first charge on the mining claims and mining concessions purchased as part of the Sigma-Lamaque asset acquisition.

f)                     This long-term debt is subordinate to the security of a financial institution providing a future hedging line of credit.

g)                  No dividends can be declared or paid to the Company’s shareholders as long as the senior long-term debt has an unpaid balance.

Minimum principal repayments under the terms of the agreement are:

Principal due
2007	$1,693,000
2008	1,693,000
2009	1,693,000
2010	1,693,000
2011	6,842,972
13,614,972
Less current portion	(1,693,000)
$11,921,972

11.  Convertible Debentures

Upon the acquisition of the Sigma-Lamaque Complex in 2004 the Company issued a private placement of $8,500,000 10% Convertible Debentures.  These Debentures were convertible into up to 16,666,667 common shares of the Company.  The Debentures bore interest at 10% per annum, payable quarterly in cash or shares at the Company’s option and were to mature on December 31, 2006.  The fair value of the conversion option of $1,607,000 associated with the Convertible Debentures was recorded as Equity component of Convertible Debentures under shareholders’ equity. The value of the equity component of these debentures was determined using the Black-Scholes model whereby the equity component was valued using management’s best estimate of the market rates at the date of issue.  The difference between the proceeds of the debentures issued and the fair value of the equity portion is assigned to the equity component.  The split between the liability and equity components was based on an estimated 50% volatility factor. The accretion on the debentures was charged to earnings ratably to maturity.

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In March, 2005, the Company drew down an additional $2,850,000 of Convertible Debentures.  Cash costs of $350,000 were incurred on this draw down.  The liability component of these Debentures was convertible into common shares of the Company at $0.44 per share. The Debentures bore interest at 10% per annum, payable quarterly in cash or shares at the Company’s option and were to mature on December 31, 2006.  The fair value of the conversion option of $414,000 associated with the Convertible Debentures was recorded as Equity portion of convertible debentures under shareholders’ equity. The value of the equity component of these Debentures was determined using the Black-Scholes model whereby the equity component was valued using management’s best estimate of the market rates at the date of issue.  The difference between the proceeds of the debentures issued and the fair value of the equity portion was assigned to the equity component.  The split between the liability and equity components was based on an estimated 30% volatility factor. The accretion on the debentures was charged to earnings ratably to maturity.

During the first quarter of 2006, the Company converted all the outstanding debentures into common shares.

Total proceeds of convertible debentures	$11,350,000
Fair value of equity and conversion option	(2,021,000)
Value attributed to the debt component	9,329,000
Cumulative accretion on the debentures to December 31, 2006 (2005 - $1,240,875)	1,385,675
10,714,675
Debt converted to equity	(10,714,675)
$—

In 2006, the Company issued 21,981,664 (2005 - 105,285) shares to convertible debenture holders in final settlement of interest of $94,304 (2005 - $1,046,005), annual fees of $nil (2005 - $688,200) and $10,714,675 (2005 - $710,000) of debt converted (Note 12 (b)).  Additionally, the Company paid approximately $18,998 (2005 - $285,974) of withholding taxes for a non-resident debenture holder.

19

12.  Equity Instruments

a)    Authorized

Unlimited common shares without par value.

b)    Issued and outstanding

	2006		2005
	Number of		Number of
	Shares	Amount	Shares	Amount
Common Shares
Balance, beginning of year	56,385,179	$22,950,378	23,140,984	$12,392,966
Issued for cash via private placement	20,141,440	25,176,788	9,740,000	3,497,837
Value attributed to warrants attached	—	(5,146,900)	—	(1,509,225)
Issued flow-through shares for cash	—	—	5,107,000	1,912,450
Issued for conversion of convertible debenture principal, interest, and annual fee (Note 11), and interest on long-term debt (Note 19(c))	22,203,539	12,386,229	6,105,285	2,444,205
Issued for cash on exercise of warrants	10,532,390	6,537,994	3,187,929	1,119,495
Issued for cash on exercise of options	488,750	325,050	—	—
Issued to settle unsecured debt assumed	4,108,391	1,762,500	5,477,856	2,348,630
Issued for services and fee	—	—	640,997	245,350
Issued for property and equipment	3,000,000	4,500,000	2,985,128	1,217,136
Issued for acquisition of San Juan (Note 3)	1,000,000	1,640,000	—	—
Share issue costs
Cash and shares	—	(813,819)	—	(504,199)
Warrants	—	(239,900)	—	(214,267)
Tax effect of flow-through shares	—	(688,075)	—	—
Balance, end of year	117,859,689	$68,390,245	56,385,179	$22,950,378

Warrants
Balance, beginning of year	17,666,740	$3,534,867	8,623,617	$708,474
Issued in private placement	10,070,720	5,146,900	7,720,000	1,772,034
Issued on convertible debentures	—	—	5,000,000	1,102,900
Issued to agents and advisors	318,315	239,900	1,360,860	214,267
Exercised warrants	(10,532,390)	(1,857,217)	(3,187,929)	(262,808)
Expired warrants	(30,000)	—	(1,849,808)	—
Balance, end of year	17,493,385	$7,064,450	17,666,740	$3,534,867

Total equity instruments		$75,454,694		$26,485,245

In April 2006 the Company issued 20,141,440 common shares for proceeds of $25,176,788 in a non-brokered private placement of units. Each unit was priced at $1.25 and consisted of one share and one-half share purchase warrant exercisable at $2.00 per share for a period of 24 months. These warrants were valued at $5,146,900 using Black-Scholes model assumptions of 5% risk- free interest rate and expected volatility rate of 80%.

20

In 2006 the Company issued 318,315 (2005 - 1,360,860) warrants with respect to agency and/or advisory fees for private placements completed.  These warrants were valued at $239,900 (2005-$214,267) using the Black-Scholes model assumptions of 5% risk-free interest rate and expected volatility rate of 80%.  The related cost is included in share issue costs.

c)    Options

The Company has established a stock option plan under which the Company may grant options to purchase common shares.  Under the plan the Company may grant options to acquire common shares to a maximum of ten per cent of the common shares outstanding on a non-diluted basis.  The exercise price shall not be less than the closing price of the shares on the trading day immediately preceding the day on which the option is granted and for a maximum period of five years from the date that the option is granted. One third of options granted to employees are vested after six months from issue; another one third are vested after eighteen months; and all are fully vested after thirty months according to the option plan established by the Board of Directors and approved by the Company’s shareholders.

Compensation expense of $634,285 (2005 - $622,100) has been recorded in the statement of operations.  The total fair value of the options granted in 2006 was $1,146,600 (2005 - $597,000) using the following assumptions: dividend yield Nil (2005 – Nil), average expected volatility rate of 80% (2005 – 40% to 140%); risk-free interest rate 5% (2005 - 5%); and weighted average life of 4 years (2005 – 5 years).

The Company has the following stock options outstanding, all of which have had stock compensation expense recognized in respect thereof:

	2006		2005
	Number of Shares	Contributed Surplus	Number of Shares	Contributed Surplus

Options
Balance, beginning of year	4,796,358	$1,199,546	1,925,000	$577,446
Granted	2,550,000	634,285	3,135,000	499,000
Exercised	(488,750)	(113,570)	—	—
Expired or cancelled	(1,778,108)	—	(1,160,000)	—
Balance, end of year	5,079,500	$1,720,261	3,900,000	$1,076,446
Value attributed to amendment of terms of convertible debentures	—	—	896,358	123,100
	5,079,500	$1,720,261	4,796,358	$1,199,546

21

The following table summarizes information about the stock options outstanding at December 31, 2006:

Options Outstanding	Option Price	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of Options Currently Exercisable	Weighted Average Exercise Price of Options Currently Exercisable
200,000	$2.00	$2.00	2.83 years	50,000	$2.00
200,000	$1.75	$1.75	2.83 years	50,000	$1.75
280,000	$1.25	$1.25	3.33 years	50,000	$1.25
120,000	$1.12	$1.12	4.50 years	40,000	$1.12
150,000	$1.07	$1.07	4.75 years	—	—
60,000	$1.05	$1.05	4.42 years	20,000	$1.05
85,000	$1.00	$1.00	4.37 years	20,000	$1.00
165,000	$0.90	$0.90	3.00 years	37,500	$0.90
250,000	$0.80	$0.80	4.83 years	—	—
320,000	$0.73	$0.73	4.95 years	306,667	$0.73
450,000	$0.60	$0.60	1.83 years	450,000	$0.60
350,000	$0.50	$0.50	2.33 years	350,000	$0.50
15,000	$0.48	$0.48	4.08 years	5,000	$0.48
575,000	$0.45	$0.45	2.77 years	575,000	$0.45
1,429,500	$0.40	$0.40	3.59 years	1,006,500	$0.40
25,000	$0.38	$0.38	3.67 years	8,333	$0.38
405,000	$0.35	$0.35	3.92 years	135,000	$0.35
5,079,500	$0.35 -$2.00	$0.70	3.41 years	3,104,000	$0.63

d)    Warrants outstanding

The fair value of warrants issued in 2006 was determined at the grant date using the Black-Scholes model assuming a dividend yield of Nil (2005 – Nil), risk-free interest rate of 5% (2005 – 5%) and expected volatility rate of 80% (2005 – 60% to 140%).

For the year ended December 31, 2006, $5,146,900 (2005 - $1,509,225) of the monies raised and commissions for agents has been allocated to these share purchase warrants with the corresponding amount charged to share capital.

As at December 31, 2006 the Company has the following share purchase warrants outstanding:

Issued	Expiry	Number	Price	Weighted Average Price	Weighted Average Contractual Life
February 2005	February 2007	171,000	$0.40	$0.40	0.17 years
March 2005	March 2007	5,000,000	$0.44	$0.44	0.25 years
August 2005	August 2007	1,057,130	$0.45	$0.45	0.67 years
September 2005	September 2007	876,220	$0.45	$0.45	0.75 years
April 2006	April 2008	10,389,035	$1.98	$1.98	1.33 years
Exercised	Feb to Oct 2006	(10,532,390)	$0.40 - $0.55	$0.45
Expired	May 2006	(30,000)	$0.50	$0.50

Total issued and outstanding, end of year		17,493,385		$1.35	0.94 years

22

e)    Obligation to be settled via the issue of shares

Pursuant to the agreement for acquisition of assets from the Sigma-Lamaque Limited Partnership the Company agreed to pay a total of $6,000,000 to certain unsecured creditors of the Sigma-Lamaque Limited Partnership. The Company paid $125,000 in cash to these creditors on closing of the acquisition.  The remaining balance of $5,875,000 could be paid via the issuance of common shares or cash at the option of the Company. The Company agreed to issue up to 13,694,638 common shares in tranches as follows: 15% on the closing date of the agreement, 10% 4 months thereafter, 15% 8, 12, 16, 20 and 24 months thereafter to settle this debt.  In 2006, the Company issued 4,108,391 (2005 - 5,477,856) common shares in the amount of $1,762,500 (2005 - $2,348,630) in accordance with the agreement resulting in a remaining obligation of $nil (2005 - $2,645,120).  At December 31, 2006, the Company had reserved no additional shares (2005 - 6,162,586) to be issued for the settlement of this liability.

The Company has recorded $nil (2005 - $583,127) payable as a non-cash obligation to be settled in shares for operating royalties on gold production at the Sigma Mine.

13.  Asset Retirement Obligations

The Company is obliged to post reclamation bonds to provide for environmental remediation of its mine sites at the end of their useful life. According to the remediation agreement between the prior Sigma-Lamaque mining asset owners and the government of Québec, the undiscounted amount for asset retirement obligation costs was estimated to be $3,788,340 (2005 – $3,690,171). Under this plan, Sigma-Lamaque was obliged to post bonds accumulating to 70% of the estimated future remediation costs according to the following schedule:

	Annual Amount	Cumulative Bond to be Posted
Due 2007	$359,000	$645,000
Due 2008	501,000	1,146,000
Due 2009	647,000	1,793,000
Due 2010	1,009,800	2,802,800

The Company has accrued an estimated liability based on the above figures, discounted to December 31, 2006 using a 10% (2005 - 10%) discount factor, in the amount of $2,351,040. These payments are expected to be made over the next 10 years. The Company has recorded an accretion of $88,950 (2005 - $27,684) during 2006. The liability is subject to revision based on future mine resource realization, and other factors which affect the costs incurred at future dates.

The Company has accrued an estimated liability of $250,000 for San Juan at December 31, 2006 pending completion of environmental studies and the development of a reclamation plan acceptable to the government of Peru.

The Company has reclamation bonds in the amount of $493,000 (unchanged from 2005) of which $293,000 is being held for the Sigma-Lamaque Complex. The balance of $200,000 is held in restricted cash for the benefit of the Carolin Mine.

In view of the uncertainties concerning environmental remediation, the ultimate cost of asset retirement obligations could differ materially from the estimated amounts provided.  The estimate of the total liability for asset retirement obligation costs is subject to change based on amendments to laws and regulations and as new information concerning the Company’s operations becomes available.  Future changes, if any, to the estimated total liability as a result of amended requirements, laws, regulations, and operating

23

assumptions may be significant and would be recognized prospectively as a change in accounting estimate, when applicable.  Environmental laws and regulations are continually evolving in all regions in which the Company operates.  The Company is not able to determine the impact, if any of environmental laws and regulations that may be enacted in the future on its results of operations or financial position due to the uncertainty surrounding the ultimate form that such future laws and regulations may take.

14.  Commodity Contracts and Financial Instruments

The Company enters from time to time into limited gold forward or option agreements to manage the price volatility of the commodities produced at the Sigma Mine. Foreign exchange transactions are limited to matching amounts approximately equal to the weekly metal sales.

At December 31, 2006, the Company had 7,665 (2005 - 14,250) ounces of gold to be delivered under forward contract at US$617 (2005 – US$456) per ounce. The Company has recorded unrealized loss on derivative contracts of $316,075 (2005 – $1,293,463).

15.  Related Party Transactions

Except as noted elsewhere in these consolidated financial statements, the Company was involved in the following related party transactions:

a)              In 2006, the Company paid US$35,683 (2005 - US$25,687) in office rent to a company controlled by a director and officer and by a Family Trust of a director and officer. The Company leases space from this company at US$3,624 per month. There was no outstanding amount due at the end of 2006.

b)             Included in corporate administrative expenses are legal fees of $310,268 (2005 - $190,525) paid to a firm which the Company’s Corporate Secretary, who is a director of the Company, is a partner. At December 31, 2006 included in accounts payable was $218,379 (2005 - $107,742) due to the legal firm.

c)              Included in accounts receivable is a balance of $111,576 (2005 – ($44,080)) due from a company with common officers and directors of the Company. The Company also recorded revenues of $572,500 (2005 - $336,705) for geological services to this same company. The Company also received $nil (2005 – $12,533) for rental of equipment and $27,000 (2005 - $60,744) as reimbursement for other office facilities.

d)             In 2006, prior to employment, a member of management of Century Peru was paid a finder’s fee of US$95,000 in connection with the acquisition of San Juan Gold Mines.

Except as disclosed, all related party transactions in the normal course of business have been measured at the agreed upon exchange amounts, which is the amount of consideration established and agreed to by the related parties.  Exchange amounts approximate fair values.

24

16.  Commitments and Contingencies

a)              As detailed in Note 6, the Company has entered into various exploration properties option agreements under which it is committed, if it exercises all options, to the following expenditures:

	Advance Royalty (US$)	Work Commitment (US$)	Claim Maintenance (US$)	Total (US$)
2007	$30,000	$185,502	$113,008	$328,511
2008	55,000	185,502	113,008	353,511
2009	55,000	185,502	113,008	353,511
2010	135,000	310,502	113,008	558,511
2011	135,000	310.502	113,008	558,511
	$410,000	$1,177,512	$565,040	$2,152,553

The Company has no material commitments pursuant to its current property lease agreements.

b)                  The Company has commitments under capital lease contracts as detailed in Note 8.

c)                   The Company is the defendant in a lawsuit brought by Xystus Ltd. on November 8, 2004 in connection with the acquisition of the Sigma-Lamaque property. Xystus claims success fees and other compensation in the amount of $299,978, consisting of $161,413 in cash and $138,565 in shares of the Company. The case was set for trial on February 26, 2007. The trial was struck from the trial list when Xystus Ltd. failed to file its trial certificate.

d)                  In February 2005, the Company entered into an agreement with a company, which is related via a common director and a Family Trust of a director, to lease office space for US$3,985 per month including operating costs which expires in four years.

e)                   The Company has entered into employment contracts, automatically renewable annually, with three individuals who are also shareholders and officers of the Company. If these Agreements are terminated by the Company without cause, or if there is a change in control of the Company which is greater than 30%, the officers will receive severance pay from the Company.

f)                     The Company has agreed to indemnify certain individuals who have acted at the Company’s request to be an officer or director of the Company to the extent permitted by law, against any and all damages, liabilities, costs, charges or expenses suffered by or incurred by the individual as a result of their service.  The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to beneficiary of such indemnification agreement. The Company has purchased various directors and officers insurance policies to reduce the risks associated with such indemnification.

g)                  Additionally, in the ordinary course of business, other indemnifications may have also been provided pursuant to provisions of purchase and sale contracts, service agreements, joint venture agreements, operating agreements and leasing agreements.  In these agreements, the Company has indemnified counterparties if certain events occur.  These indemnification provisions vary on an agreement-by-agreement basis. In some cases, there are no pre-determined amounts or limits included in the indemnification provisions and the occurrence of contingent events that will trigger payment under them is difficult to predict. Therefore, the maximum potential future amount that the Company could be required to pay cannot be estimated.

25

h)                  The finalization of the purchase price for the shares of San Juan Gold Mines has not occurred. Management believes that by issuing common shares and providing cash, the Company substantially fulfilled its obligations with respect to the arrangement.

i)                      The Company is in litigation with Tega Industries Canada for supplying defective mill liners, which caused unscheduled shutdowns and damage to existing liners in the Sigma SAG mill.  The Company has filed a damage claim for lost production and other damages in Montreal Superior Court for approximately $2.7 million.  Tega has filed a separate action on account for the total sum of approximately $0.5 million claiming for the liners already shipped and those awaiting shipment.

j)                      In October 2006, the Company entered into an agreement with a group of private shareholders to acquire a 38% interest in the publicly-listed Peruvian mining company, Compañia Minera Poderosa S.A. (CMPSA).  In November 2006 the selling group sold its shares to a third party through the facilities of the Lima Stock Exchange.  In the Company’s opinion, the Company and the selling group had a binding agreement.  The Company has taken the position that the selling group is in violation of this binding agreement and has filed civil and potential criminal actions as allowed by Peruvian law against the members of the selling group.

k)                   In April 2005, blasts at the Sigma Mine experienced deposited “fly rock” into the community of Bourlamaque, allegedly damaging several structures.  In addition, the Company was cited by the C.S.S.T. for safety violations as a result of the blasts.  The cases, including the Company’s contest of the C.S.S.T. citations, are scheduled for hearing in 2007.  The Company believes the lawsuits and citations are without merit.

17.  Income Taxes

The effective tax rate of income tax varies from the statutory rate as follows:

	2006	2005
Combined tax rates	36%	36%

Expected income tax provision (recovery) at statutory rate	$455,940	$(3,569,203)
Permanent differences	1,577,061	234,753
Rate reduction	—	32,023
Change in valuation allowance	(1,344,926)	2,614,352
	$688,075	$(688,075)

At December 31, subject to confirmation by income tax authorities, the Company has non-capital losses carried forward of $5,000,000 expiring at various times until 2015.

The components of the Company’s future income tax asset are a result of the origination and reversal of temporary differences and are comprised of the following:

26

	2006	2005

Nature of temporary differences
Property and equipment	$(514,090)	$(134,358)
Unused tax losses carry forward	1,553,690	3,222,024
Mineral properties and concessions	8,998,000
Share issue costs	492,413	477,348
Future income tax (liability) asset	10,521,013	3,565,014
Valuation allowance	(10,521,013)	(2,876,939)
Future income tax asset	$—	$688,075

18.  Financial Instruments

As disclosed in Note 2(h), the Company holds various forms of financial instruments. The nature of these instruments and the Company’s operations expose the Company to foreign exchange risk, concentration of credit risk and commodity price risk. The Company manages its exposure to these risks by operating in a manner that minimizes its exposure to the extent practical.

a)              Foreign exchange risk

The Company incurs operating and exploration expenses in the United States (“US”) and Peru. Accordingly they are subject to fluctuations in exchange rates. The Company does not have any exposure to highly inflationary foreign currencies.

b)             Concentration of credit risk

A significant portion of the Company’s cash and cash equivalents are held with the same financial institution and, as such, the Company is exposed to all the risks associated with that entity.

c)              Commodity price risk

The Company’s profitability is highly dependent on the world price of gold.

19.  Non-Cash Transactions

Supplemental disclosures of cash flow information:

	2006	2005
Cash paid for interest	$1,500,112	$300,726
Cash paid for income taxes	Nil	Nil

27

Supplemental disclosures of non-cash investing and financing activities:

a)              During 2006, the Company issued 149,211 (2005 – 4,224,704) shares as interest payments and fees on convertible debentures valued at $94,304 (2005 - $1,734,205). The Company also issued 21,832,453 shares (2005 – 1,880,581) on conversion of $10,640,000 (2005 – $710,000) of convertible debentures.

b)             During 2006 the Company issued 4,108,391 (2005 – 5,477,856) shares in lieu of cash payment to unsecured creditors in the amount of $1,762,500 (2005 - $2,348,630).

c)              During 2006 the Company issued 221,875 (2005-Nil) shares valued at $266,250 in lieu of payment of first quarter interest on long-term debt to Investissement Québec.

d)             During 2006 the Company issued 3,000,000 (2005-Nil) shares to SGF Mines Inc. valued at $4,500,000 to buy back the royalty on gold production from the Sigma-Lamaque Complex.

e)              During 2006 the Company issued 1,000,000 (2005-Nil) shares as part of the cost of acquisition of San Juan Gold Mines S.A.A., valued at $1,640,000.

f)                During 2006 the Company, as part of a $25.177 million private placement, issued performance bonuses paid by way of 223,440 (2005-Nil) units, consisting of one common share and one half common share purchase warrant, valued at $279,300 for remuneration to certain employees.

20.  Segmented Information

The Company’s activities include the acquisition and development of mineral properties.

Geographic Segments

The Company has three geographic segments: Canada, United States and Peru. The segment in Canada is responsible for corporate financing and other business development activities for the consolidated group, as well as acquisition and development of mining properties, notably the Sigma-Lamaque property and other exploration properties in Val-d’Or, Québec, British Columbia and Peru. The segment in the United States is responsible for management of the Company.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

28

December 31, 2006	Canada	USA	Peru	Total
Segment income (loss)	$2,064,772	$(1,421,027)	$(65,320)	$578,425
Segment revenues	$45,135,717	—	—	$45,135,717
Segment mineral properties, property, plant and equipment	$75,950,928	$1,130,122	$11,766,145	$88,857,195
Segment assets	$84,134,698	$1,183,760	$13,464,582	$98,783,040

December 31, 2005	Canada	USA	Peru	Total
Segment loss	$8,012,664	$1,213,714	—	$9,226,378
Segment revenues	$24,567,529	—	—	$24,567,529
Segment mineral properties, property, plant and equipment	$48,554,554	$1,012,524	—	$49,567,078
Segment assets	$55,946,809	$1,159,404	—	$57,106,213

21.  Subsequent Events

a)              Subsequent to year-end, 5,187,330 warrants have been exercised for total proceeds of $2,275,749 to the Company.

b)             In January 2007, the Company entered into an agreement with a gold trading firm, increasing its revolving credit facility by US$250,000 to US$1,250,000 (See Note 9).

c)              Subsequent to year-end the Company has granted 270,000 stock options to employees at exercise prices between $0.56 and $0.73 per share and expiry dates from January 12 to February 26, 2012.

d)             Subsequent to year-end, 124,000 stock options were exercised for proceeds of $49,600 to the Company.

e)              The Company has signed a Letter of Intent to Option whereby the optionee can acquire up to 90% of the Carolin Mine and associated Ladner Creek properties from the Company, subject to approval by the TSX NEX Exchange and the TSX Venture Exchange, in exchange for a maximum payment of $4.9 million cash, $3.5 million in property development expenditures, 2 million common shares of the optionee, certain other items of specific performance related to maintaining the property in good standing, and a Net Smelter Return Royalty of 3% payable to the Company.

22.  Differences between Canadian and United States Generally Accepted Accounting Principles

These financial statements are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). The differences between Canadian GAAP and accounting principles generally accepted in the United States (“U.S. GAAP”) as they relate to these financial statements are summarized below:

29

        Consolidated Statements of Operations

For the years ended December 31	2006	2005
Net Income (loss) under Canadian GAAP	$1,266,500	$(9,226,378)
Exploration (a)	(160,003)	(135,812)
Development (a)	(4,070,244)	(8,273,495)
Deferred stripping (a)	(10,909,094)	(1,695,014)
Convertible debentures (c)	(144,800)	1,040,000
Share-based compensation (e)	-	(499,000)
Depletion (f)	(1,960,930))	(999,731)
Net loss and comprehensive loss under US GAAP (d)	$(15,978,571)	$(19,789,430)
Loss per share – basic and diluted	$(0.14)	$(0.35)

Consolidated Balance Sheets

	December 31, 2006			December 31, 2005
	Canadian GAAP	Adjust- ments	U.S. GAAP	Canadian GAAP	Adjust- ments	U.S. GAAP
Assets
Current assets	$9,432,845	$—	$9,432,845	$5,276,441	$—	$5,276,441
Mining and other properties (a)	14,665,017	(2,907,831)	11,757,186	2,945,663	(2,747,828)	197,835
Plant and equipment (a)	61,588,070	(16,371,203)	45,216,867	44,926,401	(10,340,029)	34,586,372
Deferred stripping (a)	12,604,108	(12,604,108)	—	1,695,014	(1,695,014)	—
Future tax asset (b)	—	688,075	688,075	688,075	—	688,075
Other long-term assets	493,000	—	493,000	1,574,620	—	1,574,620
Total assets	$98,783,040	$(31,195,067)	$67,587,973	$57,106,214	$(14,782,871)	$42,323,343

Liabilities
Total current liabilities	$17,685,710	$—	$17,685,710	$13,787,465	$—	$13,787,465
To be settled via issue of shares
Convertibles debentures (c)	—	—	—	9,859,875	780,125	10,640,000
Other	—	—	—	3,228,247	—	3,228,247
Other long-term liabilities	19,471,921	—	19,471,921	18,836,731	—	18,836,731
Non-controlling interest	1,495,849	—	1,495,849	—	—	—
Total liabilities and non-controlling interest	38,653,480	—	38,653,480	45,712,318	780,125	46,492,443

Shareholders’ equity	60,129,560	(31,195,067)	28,934,493	11,393,896	(15,562,996)	(4,169,100)
Total liabilities and shareholders’ equity	$98,783,040	$(31,195,067)	$67,587,973	$57,106,214	$(14,782,871)	$42,323,343

30

Consolidated Statements of Cash Flows

For the years ended December 31	2006	2005
Cash flows from operating activities under Canadian GAAP	$5,326,314	$4,943,168)
Deferred stripping (a)	(10,909,094)	(1,695,014)
Exploration (a)	(160,003)	(135,812)
Development (a)	(4,070,244)	(8,273,495)
Depletion (f)	1,960,930	999,731
Cash flows from operating activities under US GAAP	$(7,852,097	$(4,161,422)

Cash flows from financing activities under Canadian GAAP	$30,364,570	$8,525,563

Cash flows from financing activities under USGAAP	$30,364,570	$8,525,563

Cash flows from investing activities under Canadian GAAP	$(35,697,648)	$(14,228,611))
Deferred stripping (a)	10,909,094	1,695,014
Exploration (a)	160,003	135,812
Development (a)	1,070,244	8,273,495
Depletion (f)	(1,960,930)	(999,731)
Cash flows from investing activities under US GAAP	$(25,519,237)	$(5,124,021)

a)              Canadian GAAP allows mineral exploration costs and costs of acquiring mineral rights to be capitalized during the search for a commercially mineable body of ore. Under U.S. GAAP, mineral exploration costs are expensed as incurred and mineral property acquisition costs are initially capitalized when incurred using the guidance in EITF 04-02, “Whether Mineral Rights Are Tangible or Intangible Assets”.  The Company assesses the carrying costs for impairment under SFAS NO. 144 “Accounting for Impairment or Disposal of Long-Lived Assets” at each fiscal quarter end.  As the Company has not yet established proven and probable reserves on any of its mineral properties, an expense is recognized for mineral property acquisition costs.  Under Canadian GAAP no deferred exploration costs have been amortized into income.

Additionally, development costs incurred before the establishment of viable commercial production and deferred stripping incurred after are capitalized under Canadian GAAP, but included in current mining expenses for US GAAP.  All development costs and deferred stripping have been reported net of any amortization.

b)             Under Canadian income tax legislation, the Company is permitted to issue shares that carry income tax deductions related to the Company’s exploration expenditures which it renounces to investors.  Under Canadian GAAP, the full amount of funds received from flow-through shares is initially recorded as share capital.  Upon renouncing the expenditures, the amount of deferred tax on the expenditures is removed from share capital.  Under U.S. GAAP, the premium paid for the flow-through shares in excess of market value is credited to liabilities and included in income when the Company renounces the related tax benefits.

c)              Under Canadian GAAP, the convertible debenture was divided into a liability component and an equity component. The interest expense is calculated based on the liability component using the effective interest rate.  Under U.S. GAAP, the convertible debenture must be accounted for as a

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liability at its par value and the interest expense must be calculated using the contract interest rate.

d)             Under U.S. GAAP, comprehensive income must be reported which is defined as all changes in equity other than those resulting from investments by owners are distributions to owners.  The Company has no comprehensive income items.

e)              Stock-based compensation is used from time to time by the company to pay its employees and directors.  The Company expenses all stock based compensation for new stock option grants, applying the fair value method estimated by using the Black-Scholes Option Pricing Model.  SFAS 123(R) requires that these transactions be accounted for using the fair value-based method and that compensation expense be recorded in the statement of operations.

On January 1, 2006 the Company adopted Statement of Financial Standards (SFAS) No. 123R, “Share-Based Payment.” This statement requires the Company to recognize the cost of employee services received in exchange for the Company’s equity instruments. Under SFAS No. 123R the Company is required to record compensation expense over an award’s vesting period based on the award’s fair value at the date of grant. The Company has elected to adopt SFAS No. 123R on a modified prospective basis; accordingly the financial statements for the periods prior to January 1, 2006 will not include compensation cost calculated under the fair value method.

Prior to January 1, 2006 the Company applied Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees,” and therefore recorded the intrinsic value of stock-based compensation as expense and applied the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.”

f)                Under Canadian GAAP, depletion expense is calculated on a unit of production basis over proven and probable reserves, as well as measured and indicated, whereas under US GAAP, depletion is calculated over proven and probable reserves only.

Impact of recent accounting pronouncements:

US GAAP

(a)  Inventory costs:

In November 2004, the Financial Accounting Standards Board (FASB) issued Statement 151, Inventory Costs. This statement amends ARB 43 to clarify that: Abnormal amounts of idle facility expenses, freight, handling costs and wasted material (spoilage) should be recognized as current period charges; and Requires the allocation of fixed production overhead to inventory based on the normal capacity of the production facilities. The provisions of this statement are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of this statement did not have a material impact on the Company’s financial statements.

(b)  Stripping costs:

For Canadian GAAP, the Company deferred mining costs associated with stripping activities if the actual ratio of total tonnes of material mined relative to gold production in a given year was higher than the estimated average ratio for the life of the mine. The Company charged to operations the amortization of deferred stripping costs in the periods during which the actual ratio of total tonnes of material mined was lower than the estimated average ratio for the life of the mine. This accounting method results in the

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smoothing of these costs over the remaining life of the mine. Instead of capitalizing these costs, some mining companies expense them as incurred, which may result in a greater volatility in period-to-period results of operations.  No deferral of stripping after the production phase of a mine’s life begins is allowed for U.S. GAAP purposes.

(c)  Statement on accounting changes and errors corrections:

In May 2005, FASB issued Statement No. 154 “Accounting Changes and Error Corrections—a replacement of APB No. 20 and FASB Statement No. 3”. This statement replaces APB Opinion No. 20 “Accounting Changes”, and FASB Statement No. 3 “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This Statement is effective for accounting changes made in fiscal years beginning after December 15, 2005. Adoption of this statement did not have an impact on the Company’s financial statements.

(d)  Other than temporary impairment:

In November 2005, the FASB issued FASB Staff Position (FSP) SFAS 115-1 and SFAS 124-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments”. This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in FSP SFAS 115-1 and SFAS 124-1 is applicable to reporting periods beginning after December 15, 2005. The Statement did not have an impact on the Company’s financial statements.

(e)  Accounting for certain hybrid financial instruments:

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140”. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statements 133 to Beneficial Interest in Securitized Financial Assets.” This Statement:

(a)   Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation;

(b)   Clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133;

(c)   Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;

(d)   Clarifies that concentration of credit risk in the form of subordination are not embedded derivatives; and,

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(e)   Amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

This statement is effective for all financial instruments acquired or issued after the beginning of fiscal years that begin after September 15, 2006. The Company does not expect that this pronouncement will have a material effect on the Company’s future reported financial position or results of operations.

(f)  Accounting for servicing of financial assets:

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement No. 140. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. SFAS No. 156 is effective for an entity’s first fiscal year beginning after September 15, 2006. The adoption of this statement is not expected to have a material effect on the Company’s future reported financial position or results of operations.

(g)  Accounting for servicing of financial assets:

On March 30, 2005, FASB Interpretation (FIN) No. 47, Accounting for Conditional Asset Retirement Obligations - An Interpretation of FASB Statement No. 143, was issued. The FASB issued FIN 47 to address diverse accounting practices that developed with respect to the timing of liability recognition for legal obligations associated with the retirement of a tangible long-lived asset when the timing and (or) method of settlement of the obligation are conditional on a future event. FIN 47 concludes that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. The company recognizes the fair value of  retirement obligations as estimations are made and updated on a regular basis to ensure the liability is still valid.

(g)  Accounting for uncertainty in income taxes:

In June 2006, the FASB issued FIN 48 “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 provides guidance on the recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. It also provides criteria for the derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The interpretation is effective for fiscal years beginning after December 15, 2006 with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of retained earnings. The Company is presently evaluating the impact of this statement on its financial statements.

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(h)  Fair value measurements:

In September 2006, the FASB issued SFAS 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value and a framework for measuring assets and liabilities at fair values when a particular standard describes it. In addition, SFAS 157 prescribes a more enhanced disclosure of fair value measures and requires additional expanded disclosure when non-market data is used to asses fair values. The provisions of SFAS 157 are effective for fiscal years beginning after November 5, 2007. The Company is currently evaluating the impact of the adoption of this statement will have on its financial statements.

(i)  Fair value option for financial assets and financial liabilities:

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132(R), which requires employers to: (a) recognize in its statement of financial position an asset for a plan’s over-funded status or a liability for a plan’s under-funded status; (b) measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year; and (c) recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes 24.  The Company currently has no defined benefit plans; the pronouncement has no impact on the Company’s financial statements.

(j)  Fair value option for financial assets and financial liabilities:

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115”. This pronouncement permits entities to use the fair value method to measure certain financial assets and liabilities by electing an irrevocable option to use the fair value method at specific election dates. After election of the option, subsequent changes in fair value would result in the recognition of unrealized gains or losses as period costs during the period the change occurred. SFAS No. 159 becomes effective as of the beginning of the first fiscal year that begins after November 15, 2007, with early adoption permitted. However, entities may not retroactively apply the provisions of SFAS No. 159 to fiscal years preceding the date of adoption. We are currently evaluating the impact that SFAS No. 159 may have on the Company’s financial statements.

(k)  Fair value option for financial assets and liabilities:

On February 15, 2007, the FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115. This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. The FASB’s stated objective in issuing this standard is as follows: “to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.

A business entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option: (a) may be applied  instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments.

Statement 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of FASB Statement No. 157. The Company did not elect to adopt this standard early.

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(l)  Effects of prior year misstatements:

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 (“SAB 108”) Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial  tatements, that provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. This pronouncement is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have an impact on the Company’s financial position and results of operations.

Canadian GAAP

(a)  Financial Instruments

In April 2005, the CICA Accounting Standards Board (AcSB) issued the following new sections: Section 1530, “Comprehensive Income”, Section 3251, “Equity”, Section 3855, “Financial Instruments—Recognition and Measurement”, and Section 3865, “Hedges”. These standards, which are aimed at harmonizing Canadian and US rules, will be applicable for fiscal years starting on or after October 1, 2006. The adoption of these sections is not expected to have a material effect on the Company’s future reported financial position or results of operations.

(1)  Section 1530 “Comprehensive Income”

According to Section 1530 “Comprehensive Income”, comprehensive income includes net income as well as all changes in equity during a period, from transactions and events from non-owners sources.

(2)  Section 3251 “Equity”

This Section establishes standards for the presentation of equity and changes in equity during the reporting period. The main feature of this Section is a requirement for an enterprise to present separately each of the changes in equity during the period, including comprehensive income, as well as components of equity at the end of the period.

One of the basic principles of Section 3855 is that fair value is the most relevant measure for financial instruments.

Financial assets, which include trade and loans receivable and investments in debt and equity securities, must be classified into one of the four categories:

1)Held-to-maturity investments (measured at cost);

2)Loans and receivables (measured at amortized cost);

3)Held for trading assets (measured at fair value with changes in fair value recognized in earnings immediately);

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4)Available-for-sale assets, including investments in equity securities, held-to-maturity investments that an entity elects to designate as being available for sale, and any financial asset that does not fit into any other category (measured at fair value with changes in fair value accumulated in a separate component of shareholders’ equity called “Other Comprehensive Income” until the asset is sold). Impairment of investments in securities would be recognized earlier than under existing GAAP.

Financial liabilities, which include long-term debt and other similar instruments, must be accounted for at amortized cost, except for those classified as held for trading, which must be measured at fair value.

(4)  Section 3865 “Hedges”

Section 2865 includes the guidance on hedging relationships that was previously contained in AcG-13, “Hedging relationships”, such as that relating to the designation of hedging relationships and their documentation and specifies how hedge accounting should be applied and identifies the information that should be disclosed.

Derivatives used as hedging items should be measured at fair value considering the following specific considerations:

1)If the derivative is used as a hedge of an exposure to changes in fair value of an asset or a liability or of a firm commitment, changes in fair value of derivative and offsetting change in the fair value of the hedged item attributable to the hedged risk exposure are recognized in net income. The carrying amount of the hedged item is adjusted for the gain or loss on the hedged risk.

2)If the derivative is used as a hedge of an exposure to changes in cash flows of an asset or liability or of a forecasted transaction or of a foreign currency risk relating to a firm commitment, the portion of the gain or loss on the derivative that is determined to be an effective hedge is recognized in other comprehensive income. The portion determined not to be an effective hedge is recognized in net income. Gains or losses accrued in other comprehensive income are recognized in net income in the period in which the hedged item has an impact on net earnings.

3)A hedge of a net investment in a self-sustaining foreign operation is treated in a manner similar to a cash flow hedge

(b)  Stripping costs

On March 2, 2006, the CICA issued EIC-160 - “Stripping Costs Incurred in the Production Phase of a Mining Operation” which requires that stripping costs be expensed unless the stripping activity can be shown to represent a betterment to the mineral property which requires such costs be capitalized. Retroactive treatment may be applied. However, if not applied on a retroactive basis, any existing balance sheet amount relating to stripping costs represents the opening balance for the year of initial year of application. Any capitalized stripping costs or any opening existing balance should be amortized over the reserves that directly benefit from the stripping activity on a units of production basis. The application of this accounting treatment is required for fiscal years beginning on or after July 1, 2006. The Company intends to apply this accounting recommendation on a prospective basis.

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Century Mining Corporation

Mineral Property Interests

Schedule 1

	Claims	Gross Hectares	Dec 31 2005	Expenditures	Abandoned or Impaired	Dec 31 2006

Alaska, US
Acquisition	139	1,087	$745,950	$—	$—	$745,950
Exploration and other			122,345	34,694	—	157,039

British Columbia, CA
Acquisition	160	6,104	428,368	69,237	—	497,605
Exploration and Other				—	—	—

Ontario, CA
Acquisition	25	400	55,000	5,000	—	60,000
Exploration and other				—	—	—

Quebec, CA
Acquisition	90	2,151	655,000	7,165	—	662,165
Exploration and other				—	—	—

Northwest Territories, CA
Acquisition	122	3,580	79,000	20,302	—	99,302
Exploration and other				—	—	—

Colina Dorada, Peru
Acquisition	50	6,600	—	23,604	—	23,604
Exploration and Others			—	—	—	—
	586	19,922	$2,085,663	$160,003	$—	$2,245,665

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